

LUMENTUM

2026

PROXY STATEMENT AND FISCAL ANNUAL REPORT

LUMENTUM

LUMENTUM HOLDINGS INC.

1001 RIDDER PARK DRIVE
SAN JOSE, CALIFORNIA 95131
October 6, 2026

Dear Lumentum Stockholders:

You are formally invited to the Annual Meeting of Stockholders of Lumentum Holdings Inc., taking place virtually on November 18, 2026 at 8:00 a.m. Pacific Time.

Fiscal year 2026 was a landmark year for Lumentum. As the global technology landscape undergoes a generational shift toward Artificial Intelligence, advanced data centers increasingly rely on optical solutions to create the connectivity fabric between compute, switches and storage. Lumentum is leading this secular transition to optics, positioning the Company at the center of an unprecedented growth cycle.

Our expansion is powered by our leadership across key center architectures. While Scale-Out and Scale-Across networks have driven our exceptional results to date by solving critical power and compute constraints, we are especially excited about the long-term potential of Scale-Up. This fundamental shift away from electrical-based solutions toward optical connectivity within the rack has the potential to drive Lumentum's performance for years to come.

Throughout fiscal year 2026, we accelerated momentum across both our Systems and Components portfolios. Our Optical Circuit Switch (OCS) platform has seen incredible adoption, rapidly scaling past a $100 million quarterly revenue run rate. Given our significant technological differentiation and first-mover advantage, we expect this product line to generate revenue in the billions in upcoming years.

Across the rest of our portfolio, we achieved record shipments of our high-speed transceivers, transport products and laser chips. We started production of our next-generation 1.6T modules, where our signal integrity engineering team has established an early market advantage. Looking ahead, our ultra-high-power laser portfolio is driving key advances to support emerging co-packaged optics (CPO) and near-packaged optics (NPO) architectures. This marks a major architectural shift, eliminating the need for a digital signal processor (DSP) and thereby reducing data center power consumption and cost. In so doing, optics becomes the default choice for far more of the connectivity backbone.

Our manufacturing execution is also best in class, marked by expanded wafer capacity across our global indium phosphide fab footprint and the qualification of both CW and EML process flows on our newest production tools. We rapidly scaled assembly and test capacity, both internally and through strategic partnerships with contract manufacturers.

Financially, our business model demonstrated outsized operating leverage. We achieved our eighth consecutive quarter of top-line growth with fourth-quarter revenue surpassing $1 billion, nearly twice the Company's previous record. We also reached our gross margin target early, drove significant operating margin expansion, and meaningfully strengthened our balance sheet, providing a strong foundation for continued strategic investment.

We enter fiscal year 2027 with powerful velocity. With our first quarter of fiscal year 2027 revenue guidance pointing to continued triple-digit year-over-year growth, we are reaching our target financial model well ahead of schedule.

Our Annual Meeting will be hosted virtually at www.virtualshareholdermeeting.com/LITE2026, where you will be able to listen, submit questions, and vote online. The accompanying Notice of Annual Meeting and Proxy Statement contain details on the agenda and voting procedures. We are again providing proxy materials online under the U.S. Securities and Exchange Commission's "notice and access" rules.

Your vote is important. Please vote promptly by proxy online, by phone, or by following the instructions on the proxy card or voting instruction card if you received printed materials, whether or not you plan to attend the meeting.

We truly appreciate your continued trust and support. As optical interconnect drives ever deeper into the AI ecosystem, we believe our best years are still to come.

Sincerely,

Michael E. Hurlston	**Penelope A. Herscher**
President and Chief Executive Officer	*Chair*

LUMENTUM HOLDINGS INC.

1001 RIDDER PARK DRIVE
SAN JOSE, CALIFORNIA 95131

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

How to Vote

Via Internet
http://www.proxyvote.com

Via Phone
1-800-690-6903

Via Mail

In Person

To Be Held at 8:00 a.m. Pacific Time on Wednesday, November 18, 2026

Dear Stockholders of Lumentum Holdings Inc.:

The 2026 Annual Meeting of stockholders (the "Annual Meeting") of Lumentum Holdings Inc., a Delaware corporation, will be held virtually on Wednesday, November 18, 2026, at 8:00 a.m. Pacific Time. The virtual Annual Meeting can be accessed by visiting www.virtualshareholdermeeting.com/LITE2026, where you will be able to listen to the meeting live, submit questions and vote online. We are holding the meeting for the following purposes, as more fully described in the accompanying proxy statement:

1. the election of eight directors, to serve until our 2027 Annual Meeting of stockholders and until their successors are duly elected and qualified;
2. the approval, on a non-binding, advisory basis, of the compensation of our named executive officers; and
3. the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending July 3, 2027.

In addition, stockholders may be asked to consider and vote upon such other business as may properly come before the meeting or any adjournments or postponements thereof.

Our board of directors has fixed the close of business on September 24, 2026 as the record date for the Annual Meeting. Only stockholders of record on September 24, 2026 are entitled to notice of and to vote at the virtual Annual Meeting and any adjournments thereof. The Notice of Internet Availability of Proxy Materials, this proxy statement for the Annual Meeting ("Proxy Statement") and the accompanying form of proxy were first distributed and made available on the Internet to stockholders on or about October 6, 2026.

YOUR VOTE IS IMPORTANT. Whether or not you plan to virtually attend the Annual Meeting, please cast your vote as soon as possible by Internet or telephone. If you received a paper copy of the proxy materials by mail, you may submit your proxy card in the postage-prepaid envelope provided. Your vote by Internet, phone or mail will ensure your representation at the Annual Meeting regardless of whether you attend the virtual meeting or not. If you attend the virtual Annual Meeting, you may revoke your proxy and vote via the virtual meeting website. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from your account manager to vote your shares.

We thank you for your support and we hope you are able to attend our virtual Annual Meeting.

By order of the board of directors,



Michael E. Hurlston
President and Chief Executive Officer
San Jose, California
October 6, 2026

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

Proposal No. 1 Election of Directors

You are being asked to elect eight directors. Each of the director nominees is standing for election for a one-year term ending at the next annual meeting of stockholders in 2027.

See page 20

✓ Your board of directors recommends that you vote **"FOR"** the election of each of the eight nominees.

Director Nominees

Name and Primary Occupation	Independent	Age	Director Since	Committees: Audit	Committees: Compensation	Committees: Governance	Other Current Public Company Boards
Pamela F. Fletcher CEO, Sion Power Corporation	✓	60	2023		C		Chemours
Isaac H. Harris Founder and CEO, DATKI Partners	✓	60	2021	M		M	None
Penelope A. Herscher (Chair) Advisor to Entrepreneurs; Former CEO	✓	66	2015			C	Forvia, Penguin Solutions
Michael E. Hurlston President and CEO, Lumentum		59	2025				Flex, Astera Labs
Brian J. Lillie President and CRO of ZutaCore, Inc.	✓	62	2015		M		None
Paul R. Lundstrom CFO, Copeland LP	✓	51	2024	C			None
Ian S. Small CEO, Blues Inc.	✓	62	2018		M		None
S. Thad Trent Executive Vice President and CFO, ON Semiconductor Corporation	✓	59	2025	M			None

M *Member* C *Chair*

Director Nominee Snapshot

Independence


1
Not Independent
88%
Independent, including our Chair
7
Independent

Directors' Age


1
65-69
1
50-54
60
years
Average Age
4
60-64
2
55-59

Tenure


2
10+
5.5
years
Average Tenure
3
<1-3
3
4-9

	Pamela Fletcher	Isaac Harris	Penelope Herscher	Michael Hurlston	Brian Lillie	Paul Lundstrom	Ian Small	Thad Trent
Skills/Competencies								
Industry Experience (Consumer/OpComms/Lasers)	✓	✓	✓	✓	✓	✓	✓	✓
Innovation/Technology	✓	✓	✓	✓	✓		✓	
Business Development/M&A Experience/ M&A Integration	✓	✓	✓	✓	✓	✓	✓	✓
Executive Leadership Experience	✓	✓	✓	✓	✓	✓	✓	✓
Global Experience	✓	✓	✓	✓	✓	✓	✓	✓
Accounting/Finance	✓					✓		✓
Engineering/R&D	✓		✓	✓	✓		✓	
Cybersecurity/IT	✓	✓			✓		✓	✓
Manufacturing/Operations	✓	✓		✓	✓	✓		✓
Marketing/Sales	✓		✓	✓	✓		✓	
Compliance/Risk Management	✓	✓			✓	✓		✓
Tenure (years)	<4	5	11	<2	11	<2	8	<1
Independence	✓	✓	✓		✓	✓	✓	✓
Age	60	60	66	59	62	51	62	59
Gender	Female	Male	Female	Male	Male	Male	Male	Male

Corporate Governance Highlights

The board of directors believes that good corporate governance is an important component in enhancing investor confidence in the Company and increasing stockholder value. The imperative to continue to develop and implement best practices throughout our corporate governance structure is fundamental to our strategy to enhance performance by creating an environment that increases operational efficiency and ensures long-term productivity growth. Solid corporate governance practices also ensure alignment with stockholder interests by promoting fairness, transparency and accountability in business activities among employees, management and the board.

Corporate Governance Highlights

- Majority voting for directors
- Annual election of all directors
- Independent Chair of the board of directors
- Independent directors meet regularly without management present
- Audit, Compensation and Governance committees composed entirely of independent directors
- Engaged board; each director attended at least 94% of the aggregate of all meetings of the board of directors and any standing committees on which he or she served during fiscal year 2026
- Significant share ownership guidelines for all executive officers and directors

Proposal No. 2 Non-binding Advisory Vote to Approve Executive Compensation

The board of directors is asking stockholders to approve, on a non-binding advisory basis, the compensation of the named executive officers as disclosed in this Proxy Statement.

See page 27

Your board of directors recommends that you vote **"FOR"** this proposal.

Executive Compensation Key Points

- 93% of our current CEO's and 89% of non-CEO NEOs' fiscal year 2026 target total direct compensation was driven by achievement of our strategic, financial or market performance goals
- The outcomes from our compensation programs reflected that the Company produced strong financial results and stock performance in fiscal year 2026, including a 762% one-year total shareholder return, resulting both from the Company's solid operational execution and from the broader re-rating of companies positioned at the center of the AI infrastructure buildout
- We continued the evolution of our executive compensation program for fiscal year 2026 to underscore the Company's strategic priorities and support our long-term growth goals and increased ambition, including:
  - A narrowed and enhanced focus on objectively measurable financial, operational and relative performance goals
  - Elimination of strategic progress objectives from the fiscal year 2026 compensation programs
  - Adoption of a 1-year performance period for the 50% of our performance stock units (PSUs) based on EPS, while retaining 3-year cliff vesting, allowing the Compensation Committee to set more aggressive and rigorous targets that fully reflect the market opportunity, while at the same time retaining flexibility as Lumentum navigates rapidly evolving markets
- We emphasized performance-based compensation by increasing the performance-share orientation in our CEO equity mix from 50% PSUs / 50% RSUs to 66% PSUs / 34% RSUs
- Our revenue exceeded the 300% achievement level for our fiscal years 2024 – 2026 Long-Term Incentive Plan PSUs, resulting in the maximum payout capped at 200% of target
- Our fiscal year 2026 Annual Incentive Plan (AIP) for executive officers was paid at 186.3% of target, representing strong performance at all levels of the Company, including corporate, product category operational performance and manufacturing performance metrics, and for the first time since fiscal year 2022, our AIP was paid entirely in cash to align payouts directly with annual results
- We received support from 88.3% of votes cast by our stockholders on our Say on Pay advisory vote in November 2025 and, in engagements since our last annual meeting, stockholders have continued to voice support for our approach to executive compensation
- We maintain policies to promote sound compensation practices and corporate governance

Executive Compensation Structure

Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance. Consistent with this philosophy, we believe executives with higher levels of responsibility and a greater ability to influence Lumentum's results should receive a greater percentage of their compensation as performance-based compensation. In fiscal year 2026, we compensated our named executive officers using the following elements for total target direct compensation:

CEO

93% of pay is variable with performance

83% of pay is based on multi-year performance, including stock price performance


CEO - Hurlston
55%
28%
10%
7%
Non-CEO NEO Average
39%
39%
11%
11%
Salary
Target Bonus
RSU
PSU

Average Non-CEO NEO

89% of pay is variable with performance

78% of pay is based on multi-year performance, including stock price performance

Proposal No. 3 Ratification of the Audit Committee's Appointment of the Independent Registered Public Accounting Firm

The board of directors is asking stockholders to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending July 3, 2027.

See page 29

✓ Your board of directors recommends that you vote **"FOR"** this proposal.

LUMENTUM HOLDINGS INC.

PROXY STATEMENT FOR 2026 ANNUAL MEETING OF STOCKHOLDERS

To Be Held Virtually at 8:00 a.m. Pacific Time on Wednesday, November 18, 2026

The accompanying proxy is solicited on behalf of the board of directors of Lumentum Holdings Inc. ("Lumentum", "we", "us" or the "Company") for use at the Lumentum 2026 Annual Meeting of Stockholders ("Annual Meeting") to be held virtually on Wednesday, November 18, 2026 at 8:00 a.m. Pacific Time, and any adjournment or postponement of the Annual Meeting. The virtual Annual Meeting can be accessed by visiting www.virtualshareholdermeeting.com/LITE2026, where you will be able to listen to the meeting live, submit questions, and vote online.
The Notice of Internet Availability of Proxy Materials and this proxy statement ("Proxy Statement") for the Annual Meeting and the accompanying form of proxy were first distributed and made available on the Internet to stockholders on or about October 6, 2026.

Internet Availability of Proxy Materials

In accordance with SEC rules, we are using the Internet as our primary means of furnishing proxy materials to stockholders. Consequently, most stockholders will not receive paper copies of our proxy materials. We will instead send stockholders a Notice of Internet Availability of Proxy Materials with instructions for accessing the proxy materials, including our Proxy Statement and our annual report on Form 10-K for the fiscal year ended June 27, 2026 ("Annual Report"), and voting via the Internet. The Notice of Internet Availability of Proxy Materials also provides information on how stockholders may obtain paper or email copies of our proxy materials if they so choose. We believe this process makes the proxy distribution process more efficient and less costly and helps conserve natural resources.

Lumentum's Annual Report will be available with this Proxy Statement by following the instructions in the Notice of Internet Availability of Proxy Materials.

General Information about the Annual Meeting

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this Proxy Statement. You should read this entire Proxy Statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this Proxy Statement and references to our website address in this Proxy Statement are inactive textual references only.

You will be voting on:

- the election of eight directors, to serve until our 2027 annual meeting of stockholders and until their successors are duly elected and qualified;
- the approval, on a non-binding, advisory basis, of the compensation of our named executive officers;
- the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending July 3, 2027; and
- any other business as may properly come before the Annual Meeting.

How does the board of directors recommend I vote on these proposals?

Our board of directors recommends a vote:

- "**FOR**" the election of each director nominee named in this Proxy Statement;
- "**FOR**" the approval of a non-binding, advisory vote on the compensation of our named executive officers;
- "**FOR**" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending July 3, 2027.

Who is entitled to vote?

Stockholders of record as of the close of business on September 24, 2026, the record date, may vote at the Annual Meeting. As of the record date, there were 90,582,856 shares of our common stock outstanding and 2,876,415 shares of our Series A Convertible Preferred Stock outstanding that is convertible into 2,876,415 shares of common stock. Therefore, there are 93,459,271 total shares (on an as-converted to common stock basis) (the "Voting Stock") entitled to vote as of the record date. In deciding all matters at the Annual Meeting, each share of Voting Stock is entitled to one vote on each of the proposals to be voted on at the Annual Meeting, except that the shares of Voting Stock with respect to the Series A Convertible Preferred Stock do not vote for the election of directors. We do not have cumulative voting rights for the election of directors.

Stockholder of Record: Shares Registered in Your Name. If, on the record date, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by telephone, by Internet, or by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee. If, on the record date, your shares were held on your behalf in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares held in street name. Accordingly, the Notice of Internet Availability, Proxy Statement and any accompanying documents have been provided to your broker or nominee, who in turn provided the materials to you. As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by using the voting instruction card or by following their instructions for voting on the Internet or by telephone.

How many votes are needed for approval of each proposal?

- **Proposal No. 1:** Each director must be elected by the affirmative vote of a majority of the votes cast by holders of our common stock with respect to that director. This means that, to be elected, the number of votes cast for a director must exceed the number of votes cast against that director. Abstentions and broker non-votes are not counted as votes cast for or against such director's election and therefore will have no impact on the outcome of the vote.

  If a director then serving on the board of directors does not receive the required majority, the director shall tender his or her resignation to the board of directors. Within 90 days after the date of the certification of the election results, the Governance Committee or other committee that may be designated by the board of directors will make a recommendation to the board of directors on whether to accept or reject the resignation, or whether other action should be taken and the Board of Directors will act on such committee's recommendation.
- **Proposal No. 2:** The approval of the non-binding advisory vote on the compensation of the Company's named executive officers requires the affirmative vote of a majority of the shares of Voting Stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as votes against the proposal. Broker non-votes will have no effect on the outcome of this vote.
- **Proposal No. 3:** The ratification of the appointment of Deloitte & Touche LLP requires the affirmative vote of a majority of the shares of Voting Stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as votes against the proposal. Brokers will have discretion to vote on this proposal.

What is a quorum?

A quorum is the minimum number of shares required to be present at the Annual Meeting for the Annual Meeting to be properly held under our amended and restated bylaws and Delaware law. The presence, in person or by proxy, of a majority of all issued and outstanding shares of Voting Stock (on an as-converted to common stock basis) entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

How do I vote?

If you are a stockholder of record, there are four ways to vote:

- **at the Annual Meeting, via the virtual meeting website** – any stockholder can attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/LITE2026, where stockholders may vote and submit questions during the meeting. The Annual Meeting starts at 8:00 a.m. Pacific Time on Wednesday, November 18, 2026. Please have your 16-digit control number to join the Annual Meeting. Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at www.proxyvote.com;
- **by Internet** at http://www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on November 17, 2026 (have your proxy card in hand when you visit the website);
- **by toll-free telephone** at 1-800-690-6903 (have your proxy card in hand when you call); or
- **by completing and mailing your proxy card** (if you received printed proxy materials).

Proxy cards submitted by mail must be received by November 17, 2026 to be voted at the Annual Meeting. Please note that the Internet and telephone voting facilities will close at 11:59 p.m. Eastern Time on November 17, 2026. Submitting your proxy, whether via Internet, by telephone or by mail, will not affect your right to vote at the Annual Meeting via the virtual meeting website should you decide to attend the

Annual Meeting. If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct your nominee on how to vote your shares. Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted including how to attend and vote at the Annual Meeting.

All proxies will be voted in accordance with the instructions specified on the proxy. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the Annual Meeting, your shares will be voted in accordance with the recommendations of our board of directors stated in this proxy.

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone;
- returning a later-dated proxy card; or
- delivering to the Secretary of Lumentum Holdings Inc., by any means, a written notice stating that the proxy is revoked.

Additionally, you can change your vote or revoke your proxy by attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If you are a street name stockholder, your broker, bank or other nominee can provide you with instructions on how to change your vote.

How can I attend the Annual Meeting?

You are entitled to participate in the Annual Meeting if you were a holder of Voting Stock as of the record date of September 24, 2026. You will be able to attend online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/LITE2026. You also will be able to vote your shares electronically at the Annual Meeting. To participate, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied the proxy materials. If you are a street name holder and your proxy materials were forwarded by your broker, please follow your broker's instructions.

Beginning 15 minutes prior to the start of and during the online Annual Meeting, we will have a support team ready to assist stockholders with any technical difficulties they may have accessing or hearing the audio webcast of the meeting. If you encounter technical difficulties accessing the virtual meeting during the check-in or meeting time, please call our support team at 844-986-0822 (US) or 303-562-9302 (International) or check for a technical assistance phone number that will be made available on the virtual meeting login page. If we experience a technical failure or other disruption, we will endeavor to post and/or announce information on the virtual meeting website.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. Michael Hurlston, Wajid Ali, and Jae Kim have been designated as proxy holders by our board of directors. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in this Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote the shares on the new Annual Meeting date as well, unless you have properly revoked your proxy instructions, as described above.

Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this Proxy Statement and our Annual Report, primarily via the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials. All stockholders receiving the Notice will have the ability to access the proxy materials over the Internet and request to receive a paper copy of the proxy materials by mail or e-mail. Instructions on how to access the proxy materials over the Internet or to request a paper or e-mail copy may be found in the Notice of Internet Availability of Proxy Materials. In addition, the notice contains instructions on how you may request access to proxy materials in printed form by mail or electronically on an ongoing basis.

How are proxies solicited for the Annual Meeting?

Our board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker or other nominee holds shares on your behalf. In addition to using the Internet, our directors, officers and employees may solicit proxies in person and by mailings, telephone, facsimile, or electronic transmission, for which they will not receive any additional compensation.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokerage firms and other intermediaries holding shares in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole “routine” matter: the proposal to ratify the appointment of Deloitte & Touche LLP. Your broker will not have discretion to vote on the election of directors or the approval of the non-binding, advisory vote on the compensation of our named executive officers, each of which are “non-routine” matters, absent direction from you.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to such Current Report on Form 8-K as soon as they become available.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called “householding,” which the SEC has approved. Under this procedure, we deliver a single copy of the Notice of Internet Availability of Proxy Materials and, if applicable, our proxy materials, to multiple stockholders who share the same address unless we have received contrary instructions from one or more of the stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the Notice of Internet Availability of Proxy Materials and, if applicable, our proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder is receiving multiple copies, to request that we only send a single copy of the Notice of Internet Availability of Proxy Materials and, if applicable, our proxy materials, such stockholder may contact our Legal Department at 1 (408) 546-5483 or by mail at the following address:

Lumentum Holdings Inc.
Attention: Legal Department
1001 Ridder Park Dr.
San Jose, California 95131

Stockholders who beneficially own shares held in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

What is the deadline to propose actions for consideration at next year’s Annual Meeting of stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our Proxy Statement and for consideration at the next Annual Meeting of stockholders by submitting their proposals in writing to our Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2027 Annual Meeting of stockholders, our Secretary must receive the written proposal at our principal executive offices no later than June 8, 2027. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:

Lumentum Holdings Inc.
Attention: Secretary
1001 Ridder Park Dr.
San Jose, California 95131

Our amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such meeting, (ii) otherwise properly brought before the annual meeting by or at the direction of our board of directors, or (iii) properly brought before the annual meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Secretary, which notice must contain the information specified in our amended and restated bylaws. To be timely for our 2027 Annual Meeting of stockholders, our Secretary must receive the written notice at our principal executive offices:

- not earlier than August 20, 2027; and
- not later than the close of business on September 19, 2027.

In the event that we hold our 2027 Annual Meeting of stockholders more than 30 days before or more than 60 days after (other than as a result of adjournment) the one-year anniversary of the 2026 Annual Meeting, then notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no later than the close of business on the later of the following two dates:

- the 90th day prior to such annual meeting; or
- the 10th day following the day on which public announcement of the date of such annual meeting is first made.

If a stockholder who has notified us of his, her or its intention to present a proposal at an annual meeting does not appear to present his, her or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

Recommendation and Nomination of Director Candidates

You may recommend director candidates for consideration by our Governance Committee. Any such recommendations should include the candidate's name and qualifications for membership on our board of directors and should be directed to our Secretary at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see "Corporate Governance—Governance Committee."

In addition, our amended and restated bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our amended and restated bylaws. In addition, the stockholder must give timely notice to our Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Secretary within the time period described above under "Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement. In addition, to comply with Rule 14a-19 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), stockholders must provide notice of the intent to solicit proxies in support of director nominees (other than our nominees) for the 2027 Annual Meeting of stockholders by notifying our Secretary no later than the dates set forth above with respect to nominations. Please note that the notice requirement under Rule 14a-19 is in addition to the applicable notice requirements under our amended and restated bylaws.

Availability of Bylaws

A copy of our amended and restated bylaws may be obtained by accessing our public filings on the SEC's website at www.sec.gov. You may also contact our Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

CORPORATE GOVERNANCE

Our business affairs are managed under the direction of our board of directors. As of September 24, 2026, our board of directors consisted of nine (9) members, eight of whom qualified as "independent" under the Nasdaq listing standards. Julia S. Johnson, who has served as a member of our board since 2017, will not stand for reelection at the Annual Meeting. We thank Ms. Johnson for her service. Accordingly, the size of our board of directors will be decreased from nine to eight directors following the election of directors at the Annual Meeting.

Director Independence

Our board of directors has determined that the following directors are independent under the Nasdaq listing standards: Pamela F. Fletcher, Penelope A. Herscher, Isaac H. Harris, Julia S. Johnson, Brian J. Lillie, Paul R. Lundstrom, Ian S. Small and S. Thad Trent. In making these determinations, our board of directors considered the relationships that each director has with the Company and all other facts and circumstances the board deemed relevant in determining independence. During the period in which Mr. Harris served as our Interim Chief Procurement Officer from December 5, 2025 through May 31, 2026, he was not independent. Mr. Harris continued to serve on the board of directors during that period, but he did not serve on any committee of the board of directors. Following the termination of his interim role, the board of directors considered the term of Mr. Harris' service as an interim officer, the nature of his service and the amount of compensation he earned, as well as guidance under the Nasdaq Rules regarding service as an interim executive officer, and determined that Mr. Harris is independent.

Board Leadership Structure

Our board of directors has determined that it is in the best interests of the Company to maintain the board chair and chief executive officer positions separately. Ms. Herscher, an outside, independent director, serves as our board chair. The board of directors believes that having an outside, independent director serve as chair is the most appropriate leadership structure, as this enhances its independent oversight of management and the Company's strategic planning, reinforces the board of directors' ability to exercise its independent judgment to represent stockholder interests, and strengthens the objectivity and integrity of the board of directors. Moreover, we believe an independent chair can more effectively lead the board of directors in objectively evaluating the performance of management, including the chief executive officer, and guide it through appropriate board governance processes.

Ms. Herscher assists in developing the agenda for the board meetings, is the primary liaison between the board of directors and management, chairs meetings of the board of directors and executive sessions and assists with stockholder communications as requested. Ms. Herscher's strong leadership skills, independent thinking and professional experience assist the board of directors in providing effective oversight of management, Company strategy and board effectiveness.

Board Committees and Meetings

During fiscal year 2026, the board of directors held nine meetings. The board of directors has three standing committees: an Audit Committee, a Compensation Committee, and a Governance Committee. The members of the committees during fiscal year 2026 are identified below.

Each continuing director attended at least 94% of the aggregate of all meetings of the board of directors and any committees on which he or she served during fiscal year 2026 after becoming a member of the board of directors or after being appointed to a particular committee. The Company encourages, but does not require, the members of its board of directors to attend the Annual Meeting. All eight members of our board of directors who were directors at the time and were nominated for reelection attended our 2025 Annual Meeting.

Audit Committee

MEMBERS:* Paul R. Lundstrom (Chair) Julia S. Johnson Isaac H. Harris (joined as of July 2026) S. Thad Trent **MEETINGS:** 9	The Audit Committee is responsible for the appointment, qualification and oversight of the independent auditor, including the determination of the auditor's independence, as well as for assisting the full board of directors in fulfilling its oversight responsibilities relative to: • the Company's financial statements; • financial reporting practices; • systems of internal accounting and financial control; • internal audit function; • annual independent audits of the Company's financial statements; and • such legal and ethics programs as may be established from time to time by management and the board of directors.

* *Ms. Fletcher and Mr. Covert served on the Audit Committee through the 2025 Annual Meeting*

The board of directors has determined that all members of the Audit Committee are "independent" as defined in the applicable rules and regulations of the SEC and the Nasdaq listing rules. The board of directors has further determined that Paul R. Lundstrom, Harold L. Covert and S. Thad Trent are each an "audit committee financial expert" as defined by Item 407(d)(5) of Regulation S-K of the Exchange Act. A copy of the Audit Committee charter can be viewed at the Company's website at *www.lumentum.com*.

Compensation Committee

MEMBERS:* Pamela F. Fletcher (Chair)** Brian J. Lillie Ian S. Small **MEETINGS:** 7	The Compensation Committee is responsible for: • assisting the board of directors in discharging its responsibilities for executive compensation; • ensuring that the Company adopts and maintains responsible and competitive compensation programs for its employees, officers and directors consistent with the long-range interests of stockholders; • the administration of the Company's employee stock purchase plan and equity incentive plans; • reviewing the Compensation Discussion and Analysis section contained in our Proxy Statement and preparing the Compensation Committee Report for inclusion in our Proxy Statement; and • reviewing and considering the results of any advisory stockholder votes on executive compensation.

* *Mr. Harris served on the Compensation Committee through the 2025 Annual Meeting*

** *Ms. Fletcher replaced Mr. Small as Chair on October 1, 2026*

The board of directors has determined that all members of the Compensation Committee are "independent" as that term is defined in the applicable rules and regulations of the SEC and the Nasdaq listing rules. Each member of the Compensation Committee is a non-employee director under Rule 16b-3 promulgated under the Exchange Act. A copy of the Compensation Committee charter can be viewed at the Company's website at *www.lumentum.com*.

During fiscal year 2026, the Compensation Committee engaged Semler Brossy to assist the Compensation Committee with its analysis and review of the compensation of our executive officers, as well as a risk analysis of our compensation programs. Semler Brossy provides advice relating to our compensation peer group selection as well as support and specific analysis with regard to compensation data and formulation of recommendations for executive compensation. In addition, in fiscal year 2026, Semler Brossy provided compensation data and assisted in formulation of recommendations for outside director compensation. Semler Brossy reports directly to our Compensation Committee, and the Compensation Committee has determined that Semler Brossy is independent from management and that the work of Semler Brossy has not raised any conflicts of interest. Semler Brossy attends most Compensation Committee meetings, works directly with the Compensation Committee Chair and Compensation Committee members, and sends all invoices, including descriptions of services rendered, to the Compensation Committee Chair for review and payment approval. All work performed for the Company by Semler Brossy in fiscal year 2026 was in support of the Compensation Committee and authorized by the Compensation Committee. Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in the section entitled "Compensation Discussion and Analysis – Compensation Decision Processes."

Governance Committee

MEMBERS:* Penelope A. Herscher (Chair)** Julia S. Johnson Isaac H. Harris (joined as of July 2026) **MEETINGS:** 4	The Governance Committee: • serves as our nominating committee; • oversees our corporate governance practices; and • oversees annual board of directors, committee, and individual director evaluations.

* *Ms. Fletcher served on the Governance Committee through the 2025 Annual Meeting*

** *Ms. Herscher replaced Ms. Johnson as Chair on October 1, 2026*

The board of directors has determined that all members of the Governance Committee are "independent" as that term is defined in the applicable Nasdaq listing rules. A copy of the charter can be viewed at the Company's website at *www.lumentum.com*.

Considerations in Evaluating Director Nominees

The Governance Committee selects nominees from a broad base of potential candidates and seeks qualified candidates with diverse backgrounds and experience who possess the highest ethical and professional character and will exercise sound business judgment.
In identifying and reviewing potential candidates for the board of directors, the Governance Committee considers the individual's experience in the Company's industry, the general business or other experience of the candidate, the needs of the Company for an additional or replacement director, the personality of the candidate, diversity, the candidate's interest in the business of the Company, as well as numerous other subjective criteria. Of greatest importance is the individual's integrity, willingness to be involved and ability to bring to the Company experience and knowledge in areas that are most beneficial to the Company. It is the Governance Committee's goal to nominate candidates with diverse backgrounds and capabilities, to reflect the diverse nature of the Company's stakeholders (security holders, employees, customers and suppliers), while emphasizing core excellence in areas pertinent to the Company's long-term business and strategic objectives. A candidate must have an employment and professional record which demonstrates, in the Governance Committee's judgement, that the candidate has sufficient and relevant experience and background, taking into account positions held, and industries, markets and geographical locations served.
A detailed description of the criteria used by the Governance Committee in evaluating potential candidates may be found in the charter of the Governance Committee.

From time to time the Governance Committee has engaged a third-party search firm to assist in identifying and reviewing candidates for membership on our board of directors.

Stockholder Recommendations and Nominations to the Board of Directors

As provided in the charter of the Governance Committee, Stockholders may recommend candidates to the Governance Committee for potential nomination. The Governance Committee will consider and make recommendations to the board of directors regarding any stockholder recommendations for candidates to serve on the board of directors. Stockholders wishing to recommend candidates for consideration by the Governance Committee may do so by writing to the Company's Corporate Secretary at Lumentum Holdings Inc., 1001 Ridder Park Drive, San Jose, California 95131. Such writing must provide the candidate's name, biographical data and qualifications, a document indicating the candidate's willingness to act if elected, and evidence of the recommending stockholder's ownership of Company stock not less than 90 days prior to the first anniversary of the date of the preceding year's annual meeting to assure time for meaningful consideration by the Governance Committee. There are no differences in the manner in which the Governance Committee evaluates candidates for director based on whether the candidate is recommended by a stockholder. In addition, pursuant to our amended and restated bylaws, stockholders may nominate candidates for the board of directors. Our amended and restated bylaws specify in greater detail the requirements as to the timing, form and content of the stockholder's notice of nomination. Such nominations must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the first anniversary of the date of the preceding year's annual meeting as first specified in the notice for such meeting. The nominating stockholder must also provide the information specified in our amended and restated bylaws. We recommend that any stockholder wishing to nominate a director review a copy of our amended and restated bylaws, which may be obtained by accessing our public filings on the SEC's website at *www.sec.gov*.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of our Company or has had any relationship requiring disclosure under Item 404 of Regulation S-K during the last fiscal year. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or Compensation Committee.

Communications with the Board of Directors

Interested parties wishing to communicate with our board of directors or with an individual member or members of our board of directors may do so by writing to our board of directors or to the particular member or members of our board of directors and mailing the correspondence to our General Counsel at Lumentum Holdings Inc., 1001 Ridder Park Drive, San Jose, California 95131. Each communication should set forth (i) the name and address of the stockholder as it appears on our books, and if the shares are held by a nominee, the name and address of the beneficial owner of such shares, and (ii) the number of shares that are owned of record by the record holder and beneficially by the beneficial owner.

Our General Counsel, in consultation with appropriate members of our board of directors as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our board of directors, or if none is specified, to the chair of our board of directors.

Corporate Governance Guidelines and Code of Business Conduct

Our board of directors has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, our board of directors has adopted a Code of Business Conduct that applies to all of our employees, officers and directors, including our chief executive officer, chief financial officer, and other executive and senior financial officers. The full text of our Corporate Governance Guidelines and our Code of Business Conduct is posted on the Investors page under the Corporate Governance portion of our website at *www.lumentum.com.* We will post amendments to our Code of Business Conduct and waivers of our Code of Business Conduct for directors and executive officers on the same website.

Insider Trading Policy

Our board of directors has adopted an insider trading policy governing the purchase, sale, and/or other disposition of our securities by directors, officers, employees, and other covered persons. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our insider trading policy was filed as an exhibit to our Annual Report on Form 10-K for fiscal year 2024 and was incorporated by reference into our most recent Annual Report on Form 10-K.

Risk Management

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks the Company faces, while our board of directors, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management, including the processes for the identification and assessment of risks, are appropriate and functioning as designed.

Our board of directors believes that open communication between management and our board of directors is essential for effective risk management and oversight. Our board of directors meets with our chief executive officer and other members of the senior management team at quarterly meetings of our board of directors, where, among other topics, they discuss strategy and risks facing the Company, as well as such other items as they deem appropriate. Management and the board of directors periodically assess the material risks of the Company to ensure that changes in the risk environment and related risk management is proactive. As part of this approach, our board of directors also assesses both the materiality of a risk and its immediacy in making strategic decisions and helping management prioritize resources.

While our board of directors is ultimately responsible for risk oversight, our board committees assist our board of directors in fulfilling its oversight responsibilities in certain areas of risk. Our Audit Committee assists our board of directors in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, and legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management. Our Audit Committee also reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures. Our Audit Committee also monitors certain key risks on a regular basis throughout the fiscal year, such as regulatory risk, liquidity risk and cybersecurity risk. Our Governance Committee assists our board of directors in fulfilling its oversight responsibilities with respect to the management of risk associated with board organization, membership and structure, and corporate governance, as well as oversight of our corporate social responsibility efforts. Our Compensation Committee assesses risks created by the incentives inherent in our compensation policies. Finally, our board of directors reviews strategic and operational risk in the context of reports from the management team, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions.

Our board of directors and its committees engage outside advisors and experts from time to time to assist in understanding threats, trends, and our risk environment in general. Our board of directors believes its current leadership structure supports the risk oversight function of the board.

Compensation Program Risk Assessment

Consistent with SEC disclosure requirements, in fiscal year 2026, a team composed of senior members of our human resources, finance and legal departments and our compensation consultant, Semler Brossy, inventoried and reviewed elements of our compensation policies and practices. This team then reviewed these policies and practices with our management team in an effort to assess whether any of our policies or practices have design elements that encourage excessive risk taking that is reasonably likely to have a material adverse effect on the Company. This assessment included a review of the various compensation programs and policies that are intended to mitigate excessive risk taking. Management reviewed and discussed the results of this assessment with the Compensation Committee, which consulted with Semler Brossy. Based on this review, we believe that our compensation policies and practices, individually and in the aggregate, do not create risks that are reasonably likely to have a material adverse effect on the Company.

Sustainability

The Governance Committee provides oversight of Lumentum's sustainability strategy, including how we address sustainability impacts. Our dedicated Sustainability Team delivers quarterly updates to the CEO and the Governance Committee, ensuring visibility into progress, challenges, and key initiatives. These regular updates serve as a mechanism for the board of directors to review the effectiveness of our sustainability efforts and ensure alignment with our strategic priorities. The Sustainability Liaison, a member of the board of directors, supports communication with the Board on sustainability topics. The Sustainability Team actively engages with departmental leads across the Company to communicate and implement sustainability-related initiatives.

We aim to illuminate the path forward to a more sustainable future. We recognize that our actions affect the people and communities where we live and work. We take our responsibility to the global community seriously, and to live up to that responsibility, we have built our sustainability program upon three pillars:

Planet: Lighter Impact

- Lighten our environmental footprint by reducing our energy consumption, greenhouse gas (GHG) emissions, water consumption, and waste generation.
- Commit to the procurement or generation of renewable energy at all sites.

People: Positive Impact

- Invest in career and professional development for all employees.
- Operate to the highest social, ethical, and safety standards within our facilities and propagate that model across our value chain.
- Contribute to the communities in which we live and operate.

Innovation: Breakthrough Impact

- Push the boundaries to design products and processes that deliver value and delight our customers.
- Continuously improve our products and processes to create the safest and most efficient products with the highest standards.

Information about our sustainability program is available on the Company's website at *www.lumentum.com*

Impact on Climate and Environment

As global citizens, we are impacted by climate change and are committed to addressing climate risks posed to our business. Since 2017, we annually complete the CDP Climate Change Questionnaire, which aligns to the Task Force for Climate-related Financial Disclosures ("TCFD") recommendations, to disclose our efforts. In fiscal year 2026, we received B ratings for our 2025 CDP Climate Change disclosure for the third consecutive year, and for our 2025 CDP Water Security disclosure for the second time. The B scores indicate that Lumentum has addressed its environmental impacts and ensures good environmental management. The scores are above average for the North American region and the electrical and electronic equipment sector, reflecting progress in our approach and dedication to transparency.

In fiscal year 2022, we committed to setting science-based emissions reduction targets, in line with the Science Based Targets initiative ("SBTi"). In fiscal year 2025, we received approval for our near-term (2030) and long-term (2050) GHG emissions reduction targets from the SBTi. This approval reaffirms our commitment to climate action and alignment with the objectives of our key customers.

Our near-term science-based GHG reduction targets from our global operations (Scope 1 and 2) include:

- 90% reduction in absolute Scope 1 and 2 GHG emissions by fiscal year 2030, from a fiscal year 2022 baseline;
  - In fiscal year 2026, our Scope 1 and 2 GHG emissions decreased by 74%, compared to the fiscal year 2022 baseline.

To further this effort, we also target a year-over-year increase in the procurement of renewable electricity. In fiscal year 2026, we sourced 86% renewable electricity for our global operations, up from 84% in the year prior. This year, we generated over 10 GWh of solar power from our three on-site solar panel installations across our San Jose, California (U.S.) corporate headquarters; our largest manufacturing facility in Navanakorn, Thailand; and our site in Škofljica, Slovenia site.

Our near-term science-based GHG reduction targets related to our value chain (Scope 3) include:

- 52% reduction per data capacity delivered in Scope 3 GHG emissions (from use of sold cloud and networking products) by fiscal year 2030;
- 30% of Lumentum suppliers to have their own science-based targets for emissions covering purchased goods and services by fiscal year 2028; and
- 25% of Lumentum customers to have their own science-based targets for emissions covering use of sold products by fiscal year 2028.

We are progressing toward our Scope 3 GHG emissions reduction target through the development of higher data capacity products and initiatives across our supply chain.

Due to the significant growth in fiscal year 2026, we reevaluated our water and waste reduction goals and established the following revised goals:

- Reduce the annual water withdrawal per revenue by 10% by fiscal year 2030 from the fiscal 2026 baseline year; and
- Divert 90% of non-hazardous waste from landfill by fiscal year 2030.

Human Rights

Lumentum is committed to upholding the human rights of all workers and to treat each person with dignity and respect. Lumentum enforces several policies to protect the rights of its workers. We acknowledge our primary human rights risk exists in our supply chain and we expect all suppliers to apply the same level of protection to workers' rights as we do. We prohibit the use or support of any form of child labor, forced labor or human trafficking at Lumentum and at our suppliers. This requirement is embedded in our Corporate Social Responsibility Policy, Code of Business Conduct, Supplier Code of Conduct and through our membership in the Responsible Business Alliance. In addition, we ensure there is transparency in our own business and in our approach to tackling modern slavery throughout our supply chain, consistent with obligations under the UK Modern Slavery Act, the California Transparency in Supply Chains Act, and Canada's Fighting Against Forced Labour and Child Labour in Supply Chains Act.

All our manufacturing sites conduct annual self-assessments to identify human rights risks and complete an internal or external audit that includes human rights issues. Additionally, we've implemented a labor and ethics risk assessment process to identify and mitigate potential risks of adverse labor or ethics impacts at our manufacturing sites globally. Furthermore, we conduct a supplier risk assessment annually and audit selected high-risk suppliers, as needed.

Lumentum understands the risks of forced labor. We have implemented practices designed to ensure forced labor does not exist in our operations or in our supply chain. Lumentum pays all fees associated with recruitment and ongoing employment, and prohibits suppliers, including subcontractors and recruitment agencies, from charging workers any fees or deposits for employment. This applies to all types of workers, including migrant, temporary or subcontracted. All Lumentum sites require official government identity documents to verify age and right to work. Identity documents are used for verification purposes only and retained by the employee. Employment is at-will, and each employee is provided an employment agreement with clearly defined terms and conditions. Suppliers are required to follow these same requirements.

Lumentum does not tolerate harassment, intimidation, or discrimination of any kind, which is clearly stated in our Code of Business Conduct and Supplier Code of Conduct. As an equal opportunity employer, Lumentum is committed to providing a workplace free of harassment, discrimination, and retaliation, as well as disrespectful, abusive, or unprofessional conduct.

Talent Management

The performance of Lumentum relies on the strength of our team. Consequently, our ability to attract, recruit, develop and retain highly qualified talent is foundational to our ability to execute our business strategy, meet customer demand and support growth. Our talent strategy also emphasizes building scalable recruiting capabilities to support Lumentum's evolving workforce requirements. As our business grows our ability to anticipate workforce demand, develop sustainable talent pipelines and hire the right talent at the right time is critical to maintaining operational readiness and supporting customer commitments.

Lumentum invests in leadership development and talent management to support employee growth, internal mobility, business continuity, and succession readiness. At Lumentum, our strategic focus on leadership development is a cornerstone of our talent management initiatives, essential for fostering internal talent and building a robust pipeline of future leaders. In fiscal year 2026, the Company continued to provide role-relevant development through e-learning, on-the-job training, targeted leadership development programs, coaching circles, peer learning, mentoring, and global rotational assignments. Our programs reflect our dedication to developing internal talent and emphasize the critical role of leadership in sustaining an engaged and motivated workforce.

Aligned with our Company's growth and talent retention goals, our talent management programs are pivotal in identifying and cultivating high-potential employees for key future roles. Recognizing the importance of succession planning, we ensure the seamless transfer of institutional knowledge and smooth leadership transitions. By nurturing our internal talent pool for leadership positions, we proactively mitigate disruptions and accelerate our growth trajectory.

Several strategic initiatives align to fortify our workforce progression:

- Strategic workforce planning to anticipate future roles and critical skills to support future growth.
- Offering international assignments to enhance critical experience across cultures and geographies.
- Semiannual talent discussion to align the manager and employee on work and professional development actions plans on both performance and professional development goals to enable employee growth.
- Embedded within our strategy is mentorship, 360-degree feedback, and personalized coaching for improved communication and interpersonal capabilities.
- HRIS tools to better identify internal talent for career opportunities to enable our ability to recognize and promote from within.
- Our global mental health platform, with the goal of supporting the health and well-being of our workforce.

Our commitment to employee development fosters loyalty and engagement, resulting in reduced turnover rates. This fortifies Lumentum's capacity for resilience, positioning us to attain significant growth while safeguarding our internal talent.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Eight (8) directors have been nominated by our board of directors for election at the Annual Meeting, each to serve a one-year term until the 2027 Annual Meeting of Stockholders and until their successors are elected and qualified. The size of our board of directors will be decreased from nine to eight directors immediately following the election of directors at the Annual Meeting. All of the nominees are currently members of the board of directors and are standing for reelection. Mr. Trent is standing for election by stockholders for the first time and was initially recommended to the board of directors through various relationships. All of the director nominees are independent under the Nasdaq listing rules except for Mr. Hurlston.

Each director nominee has consented to being named in this proxy statement and we have no reason to believe that the nominees named below will be unable or unwilling to serve as a director if elected.

Director Nominees

Our Governance Committee and our board of directors have evaluated each of the director nominees. Based on this evaluation, the Governance Committee and the board of directors have concluded that it is in the best interest of Lumentum and its stockholders for each of the proposed director nominees listed below to continue to serve as a director of Lumentum. The nominee's individual biographies below contain information about their experience, qualifications and skills that led our board of directors to nominate them.

Pamela F. Fletcher, 60

DIRECTOR SINCE: February 2023

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Compensation (Chair)	• Significant experience innovating and creating high-growth businesses and revenue streams • Extensive experience in the automotive and transportation industries • Strong leadership and business experience in driving market expansion

EXPERIENCE:

Ms. Fletcher is an experienced transportation and sustainability executive with over three decades of experience across the automotive and transportation industries. Ms. Fletcher currently serves as the chief executive officer of Sion Power Corporation, a next generation battery company, a position she has held since July 2024. Ms. Fletcher previously served as senior vice president, chief sustainability officer and corporate innovation at Delta Air Lines, Inc. from February 2022 to August 2023, where she led Delta's Sustainability and Innovation organizations in service of the company's net-zero future. Prior to Delta Air Lines, Ms. Fletcher enjoyed a fifteen-year career at General Motors Company, where she held senior leadership positions such as vice president of Global Innovation from October 2018 to February 2022 and vice president of Electric Vehicles from October 2017 to September 2018. Ms. Fletcher is a well-known innovator in the transportation sector, having been named in Motor Trend's 2018 and 2019 "Power List;" on Automotive News' 2025 list of "100 Leading Women in the North American Auto Industry;" and on Crain's 2021 list of "100 Most Influential Women." In addition to the Lumentum Board, she serves on the board of directors of The Chemours Company, a chemical company, and the board of advisors for the College of Engineering at the University of North Carolina Charlotte. She also served as a member of the board of directors of Coherent, Inc. from July 2017 to June 2022. Ms. Fletcher holds a Bachelor of Engineering degree from Kettering University and a Master of Engineering degree from Wayne State University. She has also completed Executive Education programs at Northwestern University's Kellogg School of Management, Harvard Business School, and Stanford University's Graduate School of Business.

Isaac H. Harris, 60

DIRECTOR SINCE: June 2021

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Audit; Governance	• Strong leadership and business experience • Extensive experience in supply chain and operations • Significant business experience internationally

EXPERIENCE:

Mr. Harris is a senior operating executive with over 30 years of experience in the technology industry. He currently serves as founder and president at DATKI Partners, LLC, a supply chain strategy consulting firm, a position he has held since January 2024. Mr. Harris served as the interim chief procurement officer at Lumentum from December 2025 to May 2026. Mr. Harris previously served as advisor to the CEO at ZT Systems, a leading provider of innovative compute and storage solutions for hyperscale data centers, from January 2023 to January 2024. He previously served as corporate vice president of Global Supply Chain Operations at ZT Systems from April 2020 to January 2023. Mr. Harris also currently serves as a board director for Trajectory Foundation, a non-profit organization he joined in April 2022. Trajectory Foundation helps Black students attend Historically Black Colleges and Universities through scholarship awards. From October 2011 to March 2020, he held several senior leadership positions at Cisco Systems, a provider of technologies that power the internet, most recently as vice president, Supply Chain Operations. Previously, Mr. Harris held several senior leadership roles at HP Inc., a provider of technology hardware, including as vice president, Supply Chain for Notebook Global Business Unit. As a passionate advocate for diversity, inclusion, and equality in the workplace, Mr. Harris has made a career of creating opportunities and making positive change. He is an active member of the Executive Leadership Council and has previously served on Howard University's Business School Advisory Board. Additionally, he was recognized by Savoy Magazine as one of the Most Influential Black Executives in Corporate America in 2020. Mr. Harris holds a Master of Business Administration degree from the University of Chicago Booth School of Business, a Master of Business Administration degree from the Katholieke Universiteit Leuven (Belgium) School of Applied Economic Sciences, and a Bachelor of Business Administration degree in Finance from Loyola University Chicago.

Penelope A. Herscher, 66

DIRECTOR SINCE: August 2015

BOARD CHAIR COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Governance (Chair)	• Experience as chief executive officer of several technology companies • Extensive marketing and technical background • Valuable insight and experience from serving on the board and committees of public companies

EXPERIENCE:

Ms. Herscher is a seasoned public technology company board director, executive, and entrepreneur, with more than 15 years of experience as a high-tech CEO in Silicon Valley and more than 15 years of experience serving on public company boards of directors. She also currently serves as a member of the board of directors of Forvia SE, an automotive parts manufacturer, publicly traded in France, and as chair of the board of directors of Penguin Solutions, Inc. (formerly SMART Global Holdings), a technology solutions company. She also serves on the board of Modern Health, a private health benefits company. Ms. Herscher previously served as a member of the board of directors of Delphix Corp., a data analytics company, from 2018 to 2024, Embark Technologies, a transportation technology company, from 2022 to 2023, Verint Systems Inc., a software analytics company, from 2017 to 2021, PROS Holdings Inc., a SaaS company, from 2018 to 2021, Rambus, Inc. from 2006 to 2018 and Viavi from 2008 until Lumentum's separation from Viavi in 2015. From 2004 to 2015, Ms. Herscher held the position of president and chief executive officer at FirstRain, an enterprise software company, and from 2002 to 2003, she held the position of executive vice president and chief marketing officer of Cadence Design Systems, Inc. an electronic design automation software company. From 1996 to 2002, Ms. Herscher was president and chief executive officer of Simplex Solutions, taking the company public in 2001, prior to its acquisition by Cadence in 2002. Ms. Herscher holds a BA Hons, MA in Mathematics from Cambridge University in England.

Michael E. Hurlston, 59

DIRECTOR SINCE: February 2025

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
None	• Extensive experience as a public company chief executive officer and in senior leadership positions at technology companies • Deep experience with the AI, semiconductor and telecommunications industries • Operational experience resulting in significant improvements in a company's financial performance • Proven track record of scaling technology businesses to achieve consistent profitable growth and revenue expansion

EXPERIENCE:

Mr. Hurlston has served as Lumentum's president and chief executive officer since February 2025. Prior to joining Lumentum, he served as president and chief executive officer at Synaptics, Inc., a leader in solutions for the Internet of Things (IoT) market, from August 2019 to February 2025. Prior to Synaptics, Mr. Hurlston served as the chief executive officer of Finisar Corporation, a telecommunications company, from January 2018 to August 2019, where he oversaw the company's agreement to be acquired by II-VI. Before joining Finisar, he served in a variety of senior leadership positions at Broadcom Limited and its predecessor corporation from November 2001 to October 2017, including senior vice president and general manager of the Mobile Connectivity Products/Wireless Communications and Connectivity Division from February 2016 to October 2017 and from September 2009 to January 2013 and as executive vice president of sales from January 2013 to February 2016. Additionally, Mr. Hurlston previously held senior marketing and engineering positions at Oren Semiconductor, Inc., Avasem, Integrated Circuit Systems, Inc., MicroPower Systems Inc., Exar Corporation, and IC Works Inc. from 1991 to 2001. Mr. Hurlston has served as a member of the boards of directors of Flex Ltd., a leader in Electronics Services Manufacturing (EMS), since September 2020 and Astera Labs, Inc., a trailblazer in purpose-built connectivity solutions for rack-scale AI, since September 2022. Mr. Hurlston holds Bachelor of Science and Master of Science degrees in Electrical Engineering and a Master of Business Administration from the University of California, Davis.

Brian J. Lillie, 62

DIRECTOR SINCE: August 2015

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Compensation	• Extensive executive-level experience in the technology industry and specifically in the data center markets • Strong technical background, including significant experience in data security

EXPERIENCE:

Mr. Lillie is a technology industry veteran with 30 years of executive and board experience in high-growth companies. Mr. Lillie currently serves as president and chief revenue officer at ZutaCore Inc., a leading provider of waterless, two-phase liquid cooling technology for high-density AI and data center infrastructure, positions he has held since October 2025. Mr. Lillie previously served as the president of the Private Cloud Business Unit at Rackspace Technology, a leading, end-to-end multi-cloud technology services company, from January 2023 to April 2025. Prior to Rackspace, he served as chief product and technology officer at Zayo Group Holdings, Inc., a provider of communication infrastructure services, a position he held from April 2021 until May 2022, and was an executive in residence from November 2020 until April 2021. Before Zayo, Mr. Lillie served as the chief product officer for Equinix, Inc., a global provider of data center and internet exchange services, from October 2017 to April 2019, driving the products and services strategy and development of next-generation products for the company. Prior to that, from August 2016 to October 2017, Mr. Lillie served as chief customer officer and executive vice president of global technology services, responsible for the vision and execution for customer experience globally at Equinix, while also responsible for all technology and engineering services for the company. He also served as global chief information officer for Equinix from August 2008 to August 2016. Previous to Equinix, Mr. Lillie held several executive-level roles at Verisign, a provider of intelligent infrastructure services, including vice president of global sales operations and vice president of information systems. Mr. Lillie previously served as a member of the board of directors of Talend, S.A., from May 2018 until February 2021. Mr. Lillie holds a Master of Science degree in Management from Stanford University's Graduate School of Business, a Master of Science degree in Telecommunications Management from Golden Gate University, and a Bachelor of Science degree in Mathematics from Montana State University.

Paul R. Lundstrom, 51

DIRECTOR SINCE: December 2024

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Audit (Chair)	• Extensive management and public company experience • Global experience leading finance organizations • Significant financial expertise, including in financial reporting, capital markets and investor relations

EXPERIENCE:

Mr. Lundstrom is a seasoned executive with extensive expertise in corporate finance, manufacturing, and business transformation across multiple high-impact industries. He is currently the chief financial officer at Copeland LP, a global leader in sustainable climate solutions, a position he has held since August 2024. Prior to Copeland, Mr. Lundstrom was the chief financial officer at Flex Ltd., a multinational technology and manufacturing company, from September 2020 to August 2024, where he was a key member of the team that led the analysis, carve-out, and initial public offering of Nextracker, and served as a member of the Nextracker board of directors from 2022 to 2024. Prior to Flex, he served as the chief financial officer for Aerojet Rocketdyne, Inc., a manufacturer of rocket, hypersonic, and electric propulsive systems for space, defense, civil and commercial applications, from November 2016 to September 2020. From 1997 to 2015, Mr. Lundstrom worked at United Technologies Corporation (now Raytheon Technologies Corporation), a multinational research, development and manufacturing conglomerate, where he held a number of senior finance leadership positions, including vice president of investor relations and multiple business unit CFO roles. Mr. Lundstrom holds a Master of Business Administration degree from Columbia University and a Bachelor of Science degree from Truman State University.

Ian S. Small, 62

DIRECTOR SINCE: December 2018

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Compensation	• Experience as chief executive officer of several technology companies • Extensive business and executive-level experience in the technology industry, specifically in telecommunications • Strong technical background, including impact of AI on technical and business strategies • Global business and global markets experience

EXPERIENCE:

Mr. Small is an experienced technology leader. Mr. Small currently serves as the chief executive officer of Blues Inc., a leader in internet of things connectivity solutions, a position he has held since May 2025. Mr. Small previously served as the chief executive officer of Evernote Corporation, a mobile and desktop personal productivity application provider, from October 2018 until its acquisition by Bending Spoons S.p.A. in January 2023. From 2009 to 2014, he served as the chief executive officer of TokBox, Inc., a platform-as-a-service provider of embedded video communications, which was acquired by Telefonica S.A. in 2012, and from 2014 until 2018, he was chairman of the board of TokBox. From 2013 to 2016, he held a variety of positions at Telefonica S.A., a global broadband and telecommunications provider, most recently as its chief data officer. Mr. Small currently serves on the board of directors at Snapdocs, Inc., a venture-backed company in the mortgage automation space and, since July 2024, as an Advisor to Squint, providers of an AR/AI manufacturing intelligence platform. He previously served on the board of directors of Oclaro, Inc. from September 2017 until the acquisition by Lumentum in December 2018. Mr. Small earned a Master's degree in Computer Science and a Bachelor of Science degree in Engineering Science from the University of Toronto.

S. Thad Trent, 59

DIRECTOR SINCE: December 2025

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Audit	• Experience as chief financial officer of publicly traded semiconductor companies • Extensive executive-level finance and business experience in the technology industry • Expertise in corporate finance, financial reporting and strategic business management • Board and corporate governance experience • Experience managing global businesses and operating in international markets

EXPERIENCE:

Mr. Trent is a seasoned finance professional with leadership and management experience with both global publicly-held technology companies and startups. Mr. Trent currently serves as executive vice president and chief financial officer of ON Semiconductor Corporation (onsemi), a global leader of semiconductor technologies, a role he has held since February 2021. Prior to joining onsemi, Mr. Trent was chief financial officer of Cypress Semiconductor Corporation from 2014 until its acquisition by Infineon Technologies AG in 2020, and was vice president, finance from 2005 to 2014. He held earlier finance leadership roles at Wind River Systems, Inc. and Wyle Electronics. He currently serves on the Board of Directors of Leia Inc. and previously served on the boards of several privately held companies. Mr. Trent holds a Bachelor of Science in Business Administration and Finance from San Diego State University.

Vote Required

Each director will be elected by the affirmative vote of a majority of the votes cast by holders of our common stock, meaning that the number of votes cast "FOR" a director nominee exceeds the number of votes cast "AGAINST" that nominee. Abstentions and broker non-votes are not counted as votes cast for or against such director's election and therefore will have no impact on the outcome of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION TO THE BOARD OF EACH OF THE NOMINEES NAMED ABOVE.

Director Compensation

The compensation program for our non-employee directors ("Outside Directors") is designed to attract and retain high-quality directors and to align director interests with those of our stockholders. The compensation program was most recently amended in February 2026. The compensation of our Outside Directors is reviewed regularly by the Compensation Committee, whose review includes a market assessment and an analysis by Semler Brossy. As part of this analysis, Semler Brossy reviews non-employee director compensation trends and data from peer companies. Following such review, the Compensation Committee makes a recommendation to the board of directors. Our Outside Directors receive compensation in the form of equity granted under the terms of our 2025 Equity Incentive Plan (the "2025 Plan") and cash, as described below:

Equity Compensation

Initial Award. On the date of the first meeting of our board of directors or Compensation Committee occurring on or after the date on which the individual first became an Outside Director, such Outside Director is granted an initial award of restricted stock units ("RSUs") with a value equal to $100,000 (the "Initial RSU Award"). The Initial RSU Award vests in three equal annual installments from the commencement of the individual's service as an Outside Director, subject to continued service as a director through the applicable vesting date. If a director's status changes from an employee director to an Outside Director, he or she does not receive an Initial RSU Award.

Annual Awards. On the date of each annual meeting of our stockholders, upon election, each Outside Director is granted an award of RSUs with a value equal to $220,000, which will change to $240,000 starting in fiscal year 2027 (the "Annual RSU Award"). For Outside Directors that are elected other than at the annual meeting, the Outside Director is granted the Annual RSU Award pro-rated for the time to be served prior to the next annual meeting. The Annual RSU Award vests upon the earlier of the day prior to the next annual meeting or one year from the grant date, subject to continued service as a director through the applicable vesting date.

The number of shares subject to equity awards is calculated by dividing the value by the average of the volume weighted average trading price of our common stock during the calendar month preceding the grant date.

Under the terms of the 2025 Plan, no Outside Director may be granted equity awards and other compensation (including cash retainers and fees) within any fiscal year which exceeds, in the aggregate, $750,000 with the value of equity awards based on the closing price on the last trading day immediately preceding the date on which the applicable equity award is granted to the Outside Director.

Upon retirement of an Outside Director, all unvested RSUs automatically vest in full. The treatment of unvested RSUs held by an Outside Director upon a change in control is determined by the terms of our Amended and Restated 2015 Equity Incentive Plan (the "2015 Plan") or the 2025 Plan under which the applicable unvested RSUs were granted.

Cash Compensation

Annual Fee. Each Outside Director receives an annual cash retainer of $85,000 for serving on our board of directors, which will change to $95,000 starting in fiscal year 2027 (the "Annual Fee"), paid quarterly. Starting in fiscal year 2027, Outside Directors may elect to receive their Annual Fee in RSUs rather than cash, subject to one-year vesting that will be pro-rated by quarter if the Outside Director retires or does not stand for re-election. As with other equity awards, the number of shares will be calculated by dividing the Annual Fee by the average of the volume weighted average trading price of our common stock during the calendar month preceding the grant date.

In addition to the Annual Fee, the non-employee board chair receives an additional cash retainer of $100,000.

Meeting Fees. Each Outside Director will receive $3,000 for each Board meeting attended in excess of eighteen (18) meetings per year.

Committee Service. The chairs of the three standing committees of our board of directors receive the following annual cash retainers, paid quarterly. There are no meeting fees for committee service.

Board Committee	Chairperson Fee ($)
Audit Committee	35,000
Compensation Committee	23,000
Governance Committee	15,000

Outside Director Compensation for Fiscal Year 2026

The following table provides information regarding the total compensation that was paid to each of our Outside Directors for fiscal year 2026.

Directors who are also our employees receive no additional compensation for their service as directors. See "Executive Compensation" for information about Mr. Hurlston's compensation.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Penelope A. Herscher[2]	185,000	345,024	530,024
Harold L. Covert[3]	42,500	0	42,500
Pamela F. Fletcher[4]	377,127	1,100,690	1,477,817
Isaac H. Harris[5]	268,072	2,112,575	2,380,647
Julia S. Johnson[6]	100,000	345,024	445,024
Brian J. Lillie[7]	85,000	345,024	430,024
Paul R. Lundstrom[8]	140,596	986,936	1,127,532
Ian S. Small[9]	108,000	345,024	453,024
S. Thad Trent[10]	46,427	448,995	495,422

(1) *The amounts shown in this column are the grant date fair value in the period presented as determined in accordance with FASB ASC Topic 718, which fair value is based on the closing market price of our common stock on the date of grant for RSUs. Such grant-date fair value does not take into account any estimated forfeitures related to service vesting conditions.*

(2) *Ms. Herscher held 1,283 RSUs as of June 27, 2026.*

(3) *Mr. Covert did not stand for re-election at the 2025 Annual Meeting.*

(4) *Ms. Fletcher held 1,283 RSUs as of June 27, 2026. In addition to her standard Outside Director compensation of $85,000 in cash and $345,024 in equity for fiscal year 2026, Ms. Fletcher received a corrective RSU grant with a value of $755,665 and a cash payment of $292,127 to cover additional 2025 taxes (caused by the stock price upon vesting of the delayed corrective RSU award being higher than the stock price when the pro-rated Annual RSU Award should have vested) as she was not granted a pro-rated Annual RSU Award to which she was entitled under the director compensation program when she joined the board of directors in 2023. In accordance with the 2025 Plan, the corrective grant is not counted against the fiscal year 2026 non-employee director compensation limit.*

(5) *Mr. Harris held 1,283 RSUs as of June 27, 2026. In addition to his standard Outside Director compensation of $49,505 in cash and $345,024 in equity for fiscal year 2026, Mr. Harris received $218,567 in cash salary and $1,767,551 in equity as employee compensation during his term as Interim Chief Procurement Officer during fiscal year 2026. Mr. Harris did not receive cash compensation as an Outside Director during his term as Interim Chief Procurement Officer. In accordance with the 2025 Plan, any equity awards or other compensation provided for services as an employee are not counted against the fiscal year 2026 non-employee director compensation limit. See Interim Chief Procurement Officer Compensation below for further information.*

(6) *Ms. Johnson held 1,283 RSUs as of June 27, 2026.*

(7) *Mr. Lillie held 1,283 RSUs as of June 27, 2026.*

(8) *Mr. Lundstrom held 2,517 RSUs as of June 27, 2026. In addition to his standard Outside Director compensation of $120,000 in cash and $345,024 in equity for fiscal year 2026, Mr. Lundstrom received a corrective RSU grant with a value of $641,912 and a cash payment of $20,596 to cover additional 2025 taxes (caused by the stock price upon vesting of the delayed corrective RSU award being higher than the stock price when the pro-rated Annual RSU Award should have vested) as he was not granted a pro-rated Annual RSU Award to which he was entitled under the director compensation program when he joined the board of directors in 2024. In accordance with the 2025 Plan, the corrective grant is not counted against the fiscal year 2026 non-employee director compensation limit.*

(9) *Mr. Small held 1,283 RSUs as of June 27, 2026.*

(10) *Mr. Trent held 1,205 RSUs as of June 27, 2026.*

Interim Chief Procurement Officer Compensation. In fiscal year 2026, following the departure of certain key supply chain personnel, the Company engaged Mr. Harris to serve as Interim Chief Procurement Officer, reporting to the CEO. The Company needed executive level management of its supply chain to ensure successful delivery on significant customer commitments that were expected to generate substantial revenue and drive increased shareholder value. Mr. Harris is a seasoned supply chain executive, and the Board determined his expertise would be valuable in ensuring solid execution and stability until a permanent executive could be engaged. Accordingly, the Company engaged Mr. Harris on an interim basis for compensation consisting of $37,100 per month in cash compensation and $220,000 in equity to be granted at the end of each month with the number of shares calculated by dividing the value based on the average of the volume weighted average trading price of our common stock during the calendar month preceding the grant date. Mr. Harris' service in the interim role started in December 2025 and terminated at the end of May 2026.

PROPOSAL NO. 2

ADVISORY VOTE TO APPROVE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Section 14A of the Exchange Act, we are seeking the approval of the Company's stockholders, on a non-binding, advisory basis, of the compensation of our NEOs as disclosed in this Proxy Statement.

Our executive compensation program is designed to attract, retain and motivate employees and to serve the long-term interests of our stockholders. Our executive compensation program promotes performance-based compensation and has evolved to be more aligned with recognized best practices and to address market realities.

The items below contain a few key points regarding our compensation program:

- 93% of our current CEO's and 89% of non-CEO NEOs' fiscal year 2026 target total direct compensation was driven by achievement of our strategic, financial or market performance goals
- The outcomes from our compensation programs reflected that the Company produced strong financial results and stock performance in fiscal year 2026, including a 762% one-year total shareholder return, resulting both from the Company's solid operational execution and from the broader re-rating of companies positioned at the center of the AI infrastructure buildout
- We continued the evolution of our executive compensation program for fiscal year 2026 to underscore the Company's strategic priorities and support our long-term growth goals and increased ambition, including:
  - A narrowed and enhanced focus on objectively measurable financial, operational and relative performance goals
  - Elimination of strategic progress objectives from the fiscal year 2026 compensation programs
  - Adoption of a 1-year performance period for the 50% of our performance stock units (PSUs) based on EPS, while retaining 3-year cliff vesting, allowing the Compensation Committee to set more aggressive and rigorous targets that fully reflect the market opportunity, while at the same time retaining flexibility as Lumentum navigates rapidly evolving markets
- We emphasized performance-based compensation by increasing the performance-share orientation in our CEO equity mix from 50% PSUs / 50% RSUs to 66% PSUs / 34% RSUs
- Our revenue exceeded the 300% achievement level for our fiscal years 2024 – 2026 Long-Term Incentive Plan PSUs, resulting in the maximum payout capped at 200% of target
- Our fiscal year 2026 Annual Incentive Plan (AIP) for executive officers was paid at 186.3% of target, representing strong performance at all levels of the Company, including corporate, product category operational performance and manufacturing performance metrics, and for the first time since fiscal year 2022, our AIP was paid entirely in cash to align payouts directly with annual results
- We received support from 88.3% of votes cast by our stockholders on our Say on Pay advisory vote in November 2025 and, in engagements since our last annual meeting, stockholders have continued to voice support for our approach to executive compensation
- We maintain policies to promote sound compensation practices and corporate governance

The Compensation Discussion and Analysis section of this Proxy Statement contains a detailed discussion of our compensation philosophy, changes made to our fiscal year 2026 executive compensation programs, and the alignment of our NEOs' compensation with our performance. We are asking our stockholders to vote, on a non-binding, advisory basis, to approve the compensation paid to our NEOs, as described in the Compensation Discussion and Analysis and the compensation table sections of this Proxy Statement. We currently hold our advisory vote to approve the compensation paid to our NEOs on an annual basis, and our next such vote will be at our 2027 Annual Meeting.

Accordingly, we ask stockholders to vote "FOR" the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in this Proxy Statement for the 2026 Annual Meeting of stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Summary Compensation Table, and other related tables and disclosures."

Vote Required

The approval of the non-binding advisory vote on the compensation of the Company's named executive officers requires the affirmative vote of a majority of the shares of Voting Stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as votes against the proposal. Broker non-votes will have no effect on the outcome of this vote.

This "say on pay" vote is advisory and therefore not binding on the Company, the board of directors or the Compensation Committee. However, the board of directors and the Compensation Committee value the opinions of our stockholders and will take into account the outcome of this vote in considering future compensation arrangements.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON A NON-BINDING, ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

PROPOSAL NO. 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our independent registered public accounting firm for the fiscal year ended June 27, 2026 was Deloitte & Touche LLP (“Deloitte”). Our Audit Committee has re-appointed Deloitte to audit our consolidated financial statements for our fiscal year ending July 3, 2027. At the Annual Meeting, we are asking our stockholders to ratify the appointment of Deloitte as our independent registered accounting firm for fiscal year 2027. Although ratification by stockholders is not required by law, our Audit Committee is submitting the appointment of Deloitte to our stockholders because we value our stockholders’ views on our independent registered public accounting firm and as a matter of good corporate governance. In the event that the appointment of Deloitte is not ratified by our stockholders, the Audit Committee will review its future selection of Deloitte as our independent registered public accounting firm. Representatives of Deloitte are expected to be present at the Annual Meeting, in which case they will be given an opportunity to make a statement at the Annual Meeting if they desire to do so and will be available to respond to appropriate questions. Notwithstanding the appointment of Deloitte, and even if our stockholders ratify the appointment, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our Audit Committee believes that such a change would be in the best interests of our Company and our stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our Company by Deloitte, our independent registered public accounting firm, for the fiscal years ended June 27, 2026 and June 28, 2025.

	Fiscal Year 2026 (in thousands)	Fiscal Year 2025 (in thousands)
Audit Fees[1]	$3,599	$3,107
Audit-Related Fees	–	–
Tax Fees[2]	$199	$261
All Other Fees[3]	$6	$6
TOTAL	**$3,804**	**$3,374**

(1) Audit Fees include fees related to professional services rendered in connection with the audit of Lumentum’s annual financial statements, the audit of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, reviews of financial statements included in Lumentum’s Quarterly Reports on Form 10-Q, and for audit services provided in connection with other statutory and regulatory filings. In fiscal year 2026, audit fees also include the audit of newly acquired businesses, including related valuation and purchase price allocation accounting.

(2) Tax Fees include fees for permissible tax compliance, planning and advisory services.

(3) All Other Fees includes fees for research tool subscriptions.

Auditor Independence

In our fiscal year ended June 27, 2026, there were no other professional services provided by Deloitte, other than those listed above, that would have required our Audit Committee to consider their compatibility with maintaining the independence of Deloitte.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee has established a policy governing our use of the services of our independent registered public accounting firm. Under the policy, our Audit Committee is required to pre-approve all audit and non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All fees paid to Deloitte for our fiscal year ended June 27, 2026 were pre-approved by our Audit Committee.

Vote Required

The ratification of the appointment of Deloitte requires the affirmative vote of a majority of the shares of Voting Stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote AGAINST the proposal and broker non-votes will have no effect.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is a committee of the board of directors comprised solely of independent directors as required by the Nasdaq listing rules and rules and regulations of the SEC. The Audit Committee operates under a written charter approved by the board of directors, which is available on our website at *www.lumentum.com*. The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

With respect to the Company's financial reporting process, the management of the Company is responsible for (1) establishing and maintaining internal controls and (2) preparing the Company's consolidated financial statements. Our independent registered public accounting firm, Deloitte, is responsible for auditing these financial statements. It is the responsibility of the Audit Committee to oversee these activities. It is not the responsibility of the Audit Committee to prepare our financial statements, which are the fundamental responsibilities of management. In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the audited financial statements with management and Deloitte;
- discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and
- received the written disclosures and the letter from Deloitte required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with Deloitte its independence.

Based on the Audit Committee's review and discussions with management and Deloitte, the Audit Committee recommended to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 2026 for filing with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the board of directors:

Paul R. Lundstrom *(Chair)*
Isaac H. Harris
Julia S. Johnson
S. Thad Trent

This report of the Audit Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended ("Securities Act"), or under the Securities Exchange Act of 1934, as amended ("Exchange Act"), except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

EXECUTIVE OFFICERS

The following table sets forth information regarding individuals who serve as our executive officers. The position titles refer to each executive officer's title at Lumentum as of October 6, 2026. Our executive officers are elected by our board of directors to hold office until their successors are elected and qualified. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Michael Hurlston	59	President and Chief Executive Officer
Wajid Ali	53	Executive Vice President, Chief Financial Officer
Jae Kim	55	Senior Vice President, General Counsel and Secretary
Vincent Retort[(1)]	72	Executive Vice President, Global Reliability & Quality
Wupen Yuen	57	President, Global Business Units

(1) Mr. Retort retired from the Company effective as of October 2, 2026.

For Mr. Hurlston's biography, see "Director Nominees."

Wajid Ali is Lumentum's executive vice president and chief financial officer. Mr. Ali manages and drives all aspects of Lumentum's finance organization. Mr. Ali joined Lumentum in February 2019. Before joining Lumentum, he was the senior vice president and chief financial officer at Synaptics, Inc., a leader in solutions for the Internet of Things (IoT) market, from May 2015 to February 2019. Before Synaptics, Mr. Ali was vice president and controller at Teledyne Technologies Inc., an instrumentation, software and engineered systems company. Prior to Teledyne, he served as chief financial officer at DALSA Corp., a semiconductor company that was acquired by Teledyne in 2011. Mr. Ali also held key financial management positions at Advanced Micro Devices, Inc. and ATI Technologies Inc., overseeing the finance functions for large business groups. Mr. Ali has served as a member of the board of directors of TTM Technologies, Inc., a printed circuit board manufacturer, since May 2024. Mr. Ali holds Bachelor of Arts and Master of Arts degrees in Economics from York University; a Master of Business Administration degree from the Schulich School of Business, York University; and CPA, CMA designations from the Chartered Professional Accountants of Ontario, Canada.

Jae Kim has served as Lumentum's senior vice president, general counsel and secretary since March 2024. Prior to joining Lumentum, Mr. Kim served at GlobalLogic Inc., a Hitachi Group Company providing software development services, as chief administrative and legal officer from June 2022 to March 2024 and as chief legal officer from February 2021 to June 2022. Before GlobalLogic, Mr. Kim was SVP and general counsel at Rambus, Inc., a provider of chips and silicon IP, from 2013 to February 2021. Earlier in his career, Mr. Kim held senior legal roles at Altran/Aricent and Electronics for Imaging, Inc. He also served as an attorney for Wilson Sonsini Goodrich & Rosati and United States Securities and Exchange Commission. Mr. Kim holds a Bachelor of Arts degree in Economics from Boston University and a Juris Doctor degree from the Washington College of Law at American University.

Vincent Retort was Lumentum's executive vice president, global reliability & quality, from February 2026 until his retirement in October 2026. Mr. Retort has been an instrumental leader running R&D, operations, the Transmission business unit, and the 3D sensing business unit at various times since Lumentum's spinoff from JDSU. He was previously our executive vice president, modules R&D and new product design and development from May 2025 to February 2026, president of cloud and networking product development and business operations from December 2024 to May 2025, president of industrial tech platform and chief business officer from September 2023 to December 2024, chief operations officer and executive vice president from February 2016 through September 2023, senior vice president, research and development from July 2015 through February 2016 and our general manager of the 3D Sensing business unit from December 2018 through April 2020. Prior to joining Lumentum in connection with Lumentum's separation from JDS Uniphase Corporation ("JDSU") in 2015, Mr. Retort was employed by JDSU. Mr. Retort joined JDSU in 2008 as vice president of research & development, communication and commercial optical products ("CCOP"), and became senior vice president of research & development of CCOP in 2011. From 2004 to 2008, Mr. Retort was vice president of product engineering, reliability and quality at NeoPhotonics Corporation, a designer and manufacturer of photonic integrated circuit-based modules and subsystems. From 2002 to 2004, Mr. Retort served as senior director of development engineering, magnetic recording performance at Seagate Technology Holdings plc, an international manufacturer and distributor of computer disk drives. From 2000 to 2002, Mr. Retort served as vice president of product engineering at Lightwave Microsystems Corporation, a communications equipment company. Mr. Retort holds a Master of Science degree in Biological Sciences from Stanford University and a Bachelor of Arts degree in Biology from West Virginia University.

Wupen Yuen is Lumentum's president, global business units, a position he has held since September 2025. Prior to this role, Mr. Yuen served as president of cloud and networking platform from October 2023 to September 2025, senior vice president and general manager for Lumentum's telecom transmission and datacom business units from December 2022 to October 2023 and August 2022 to December 2022, respectively. Mr. Yuen joined the Company through Lumentum's acquisition in August 2022 of NeoPhotonics, where he had been chief product officer since 2018, and senior vice president and general manager since 2014. From 2005 to 2014, Mr. Yuen held numerous leadership roles within NeoPhotonics, including senior vice president of product and technology development, vice president of product development and engineering, and director of business development. From 2002 to 2004, Mr. Yuen served as chief technology officer of Bandwidth9, Inc., a telecommunications tunable laser company. Mr. Yuen holds a PhD and a Master's degree in Electrical Engineering from Stanford University, and a Bachelor of Science degree in Electrical Engineering from National Taiwan University. He has completed various executive education programs at Harvard Business School and the University of Chicago's Booth School of Business in innovation, general management, finance, and leadership.

COMPENSATION DISCUSSION AND ANALYSIS

This discussion of our executive compensation program is designed to provide our stockholders with an understanding of the compensation for our CEO, CFO, and other executive officers (our "Named Executive Officers" or "NEOs") for fiscal year 2026. Our NEOs in fiscal year 2026 were:

Executive officers at the end of fiscal year 2026:

- Michael Hurlston, our president and chief executive officer;
- Wajid Ali, our executive vice president and chief financial officer;
- Jae Kim, our senior vice president, general counsel, and secretary;
- Vincent Retort, our executive vice president, global reliability & quality; and
- Wupen Yuen, our president, global business units.

This CD&A addresses our approach to executive compensation, describing our various compensation programs and how compensation decisions are made to support our compensation philosophy, including discussion in the context of our fiscal year 2026 performance. It includes a description of and outcomes from our stockholder engagement process.

Executive Summary

Fiscal year 2026 was a year of significant growth and expansion for Lumentum, building on transformations initiated during the prior fiscal year. Our new CEO, Michael Hurlston, completed his first full fiscal year with the Company, successfully executing growth strategies and driving expansion in the AI and datacenter markets across AI/ML, cloud computing, and bandwidth-intensive applications. During the past year and a half, Mr. Hurlston and the Board have managed a smooth and collaborative transition of the Company's leadership and strategy, supporting existing customers alongside new customer acquisition activity while delivering strong business results.

Lumentum rapidly evolved during fiscal year 2026 as a key enabler of next-generation datacenter infrastructure, pursuing growth opportunities across laser component, scale-out, scale-across, scale-up and optical circuit switch applications, among others, and significantly ramping the Company's operations to address the rapid growth in demand. We reorganized to manage the business as a single, integrated enterprise, with a unified management team overseeing operations across the entire Company. While our executive officers that influence the decision-making of the Company remained unchanged, the Company continued to recruit new executive talent, expanding our leadership team of the CEO's direct reports from nine to twelve.

As a result of this fiscal year's transformation-driven growth, Lumentum today is a fundamentally different company than we were in previous fiscal years. During fiscal year 2026, Lumentum joined the S&P 500 and the Nasdaq 100. Our market capitalization increased from $6.6 billion to $63.6 billion. Net revenue grew by 83%, from $1.6 billion to $3.0 billion. Non-GAAP earnings per share (EPS) grew by 321%, from $2.06 per share to $8.67 per share. Lumentum's revenue per employee grew from $155,748 to $219,088. Across fiscal year 2026, we delivered exceptional total shareholder return.

Heading into fiscal year 2026, the Compensation Committee redesigned the Company's executive compensation programs to reflect our transformation and growth strategy in line with our increased ambition. The Compensation Committee worked closely with our CEO to update Lumentum's executive compensation programs to reflect Mr. Hurlston's strategic vision and to align executive incentives more directly with revised strategic priorities, with measurable financial and operational performance targets and with the Company's potential performance trajectory, all while remaining laser-focused on driving stockholder value. We have continued to refine these programs as Lumentum's growth trajectory continued to increase over the course of the year.

As the Company's improving business performance has reinforced our confidence in the Company's long-term ambition and growth potential, the Compensation Committee remains focused on aligning our executive compensation programs with long-term stockholder interests while attracting, motivating and retaining a first-class executive team. We continue to seek stockholder feedback and use it to inform changes to our compensation programs as our business priorities evolve.

At the highest level, here are key takeaways from this CD&A:

- The outcomes from our compensation programs reflected that the Company produced strong financial results and stock performance in fiscal year 2026, including a 762% one-year total shareholder return ("TSR"), resulting both from the Company's solid operational execution and from the broader re-rating of companies positioned at the center of the AI infrastructure buildout
- We continued the evolution of our executive compensation programs for fiscal year 2026 to underscore the Company's strategic priorities and support our long-term growth goals and increased ambition, including:
  - A narrowed and enhanced focus on objectively measurable financial, operational and relative performance goals

- Elimination of strategic progress objectives from the fiscal year 2026 compensation programs
  - Adoption of a 1-year performance period for the 50% of our PSUs based on EPS, while retaining 3-year cliff vesting, allowing the Compensation Committee to set more aggressive and rigorous targets that fully reflect the market opportunity, while at the same time retaining flexibility as Lumentum navigates rapidly evolving markets
- We emphasized performance-based compensation by increasing the performance-share orientation in our CEO equity mix from 50% PSUs / 50% RSUs to 66% PSUs / 34% RSUs
- Our revenue exceeded the 300% achievement level for our fiscal years 2024 – 2026 Long-Term Incentive Plan Performance Stock Units (PSUs), resulting in the maximum payout capped at 200% of target
- Our fiscal year 2026 Annual Incentive Plan (AIP) for executive officers was paid at 186.3% of target, representing performance at all levels of the Company, including corporate, product category operational performance and manufacturing performance metrics, and for the first time since fiscal year 2022, our AIP was paid entirely in cash to align payouts directly with annual results
- We received support from 88.3% of votes cast by our stockholders on our Say on Pay advisory vote in November 2025 and, in engagements since our last annual meeting, stockholders have continued to voice support for our approach to executive compensation

Fiscal Year 2026 Business Performance

Lumentum's ongoing strategic shift towards AI and datacenter products generated continued financial momentum in fiscal year 2026. The associated surge in customer demand produced both strong financial results and stock performance. The continued growth in the cloud and AI-driven infrastructure space not only supported strong performance in fiscal year 2026 but we expect will continue to be a key driver of long-term value creation.

	FY 2021	FY 2025	FY 2026	1-Year Change	5-Year Change
	($ in millions, except per share data)			FY25 - FY26	FY21 - FY26
Net Revenue	$1,742.8	$1,645.0	$3,014.0	83.2%	72.9%
GAAP Earnings (Loss) per Share	$5.07	$0.37	($92.96)	($93.33)	$(98.03)
Adjusted Earnings per Share(1)		$2.06	$8.67	$6.61	
GAAP Gross Margin	44.9%	28.0%	41.7%	1,370bps	(320)bps
Adjusted Gross Margin(1)		34.7%	46.0%	1,130bps	
GAAP Operating Margin	30.2%	(10.9)%	17.4%	2,830bps	(1,280)bps
Adjusted Operating Margin(1)		9.7%	29.8%	2,010bps	

(1) During the first quarter of fiscal year 2025, we refined our methodology for reporting non-GAAP financial measures. We have omitted the fiscal year 2021 and 5-Year Change information for our non-GAAP financial measures because of the different methodologies.

Adjusted Earnings per Share, Adjusted Gross Margin and Adjusted Operating Margin are non-GAAP measures that Lumentum discloses to provide additional information about our operating results. Please see Appendix A for a reconciliation of Adjusted Earnings per Share, Adjusted Gross Margin and Adjusted Operating Margin to their nearest GAAP equivalents.

As discussed in the 2025 proxy statement, over the last five years we were considerably impacted by challenges posed to our industry and the markets we serve. As we saw in fiscal years 2025 and 2026, however, our sustained progress in executing our strategy to grow our datacenter business and broaden our customer base has demonstrated positive returns. Our continued investment in new and substantial datacenter and component opportunities, and our ability to build on our success in the networking and industrial markets, have all helped drive positive financial momentum. Our focus on the continued execution of this strategy gives us confidence in our growth prospects for fiscal year 2027 and beyond.

Considering these near-term trends and our perspective on growth opportunities, we continue to realign our areas of strategic focus to successfully position Lumentum to achieve our short-term and long-term operating targets and goals. We have embedded certain key elements of our operating metrics into our executive compensation programs in fiscal year 2026 as more fully described later in this CD&A.

Fiscal Year 2026 Say-on-Pay Vote and Stockholder Engagement

Our ongoing stockholder engagement and outreach continue to inform our Board and help shape our compensation decisions. Stockholders have expressed appreciation of these efforts as reflected in 94.8% and 88.3% support from our stockholders on our Say on Pay advisory votes in November 2024 and 2025, respectively.

Our Board and Compensation Committee take engagement with stockholders very seriously, and we are encouraged by the strong support for our executive compensation programs that were described in our proxy statement for our 2025 Annual Meeting of Stockholders, many of which took effect in fiscal year 2026. **As described in the 2025 proxy statement, we made significant compensation program modifications for fiscal year 2026 in response to stockholder feedback.** The entire executive compensation program was reviewed in detail, resulting in:

- Changes to our compensation peer group
- Changes to our Annual Incentive Plan (AIP)
- Changes to our performance-based Long-Term Incentive Plan (LTIP)

Details on Stockholder Outreach Efforts

We believe there is great value in regularly engaging with our stockholders to understand their priorities and seek their feedback on key issues, including executive compensation and governance matters. In our normal course of business, our Board, including the Compensation Committee, reviews the feedback we gather from stockholders throughout the year.

In fiscal year 2025, we engaged extensively with stockholders in the months leading to our annual meeting to obtain stockholders' views on executive compensation, governance, and other matters. Our Compensation Committee chair engaged in fulsome discussion on topics primarily related to executive compensation and compensation disclosure.

In fiscal year 2026, we continued this engagement to discuss the strategy behind our CEO transition and the resulting compensation arrangements and to gather stockholder feedback, in addition to generally soliciting input on executive compensation, governance and other matters. We extended meeting invitations to many of our 30 largest stockholders, representing ownership of over 86% of our outstanding shares, and held meetings with stockholders representing ownership of approximately 37% of our shares. Our Board highly values direct interaction with stockholders. As such, our Compensation Committee chair led all of the engagement meetings held during fiscal year 2026. He, along with other members of our Compensation Committee, shared directly with stockholders how the Board approached the CEO transition and related executive compensation decisions and solicited feedback that the Board should consider moving forward. Stockholders voiced appreciation for the Board's high engagement and thoughtfulness throughout the process. Our Board's engagement in our outreach program has continued into fiscal year 2027, with the independent Chair of our Board, Penny Herscher, leading meetings with investors.

Stockholder Engagement Cycle

Analyze and Prepare

Prior to the Annual Stockholder Meeting, our Board monitors and assesses:

- Prior voting results
- Investor sentiment
- Trends in executive compensation, governance, human capital management, sustainability, regulatory and other matters.

Our Board identifies and prioritizes potential topics for stockholder engagement.

Outreach and Engagement

Members of our Board and executive management regularly meet with stockholders and actively solicit input on a range of issues.

A regular 2-way dialogue is maintained where the Board gains deeper understanding of stockholder concerns, and stockholders are provided insight into the Company's processes relating to key governance matters, including executive compensation.

During 2025 and 2026, the Board and executive management met with a significant percentage of our stockholders.

Response and Action

The Board and executive management respond to stockholder feedback with appropriate actions that balance stockholder interest and effective Company management.

As noted and described across various sections in this proxy statement, the Company significantly enhanced the Compensation Discussion and Analysis and implemented changes to the executive compensation programs for fiscal years 2025 and 2026.

Continuous Assessment

Regular stockholder engagement and feedback inform the Board's ongoing process of continually enhancing the Company's governance and other processes.

The Board continuously evaluates the stockholder feedback for consistent themes, areas of concern and potential improvement.

Actions Taken in Response to Stockholder Feedback

A common theme of feedback that emerged across our stockholder engagement efforts has been a desire for performance measures that increase alignment between stockholder value creation and compensation program outcomes. We therefore reviewed programs for potential improvements with respect to executive compensation, including our annual incentive plan (AIP) and long-term incentive plan (LTIP) structures, compensation peer group, and compensation quantum decisions. These changes were first described in our proxy statement for our 2024 Annual Meeting of Stockholders and have continued through our fiscal year 2026 executive compensation program.

The table below outlines stockholder feedback received with respect to executive compensation programs, and responsive actions taken for fiscal year 2026:

GOAL: Increase Alignment of Stockholder Value Creation and Compensation Outcomes

Actions Taken with Respect to Fiscal Year 2026 Compensation

Concerns about overlap between short-term and long-term programs

- We switched from total revenue to an EPS metric in our fiscal year 2026 LTIP PSU design
- We added objectively measurable product category operational performance metrics and manufacturing performance metrics to our fiscal year 2026 AIP design
- We revised our fiscal year 2026 AIP to pay bonuses entirely in cash rather than a combination of cash and PSUs to align payouts directly with annual financial results

Desire for relative performance vs. peers to factor directly into compensation

- As reported in our 2024 proxy statement, we initially added relative total stockholder return (rTSR) as a metric (25%) in our LTIP PSU design to align pay with stockholder return and reward better performance compared to our market competitors; in August 2025, in connection with our elimination of strategic progress objectives, we increased the rTSR metric percentage of our 2025 LTIP awards to 33%
- For fiscal year 2026, we increased the rTSR metric weighting again to 50% of our fiscal years 2026 – 2028 PSUs

Desire for increased alignment between stockholder value creation and compensation program outcomes

- We added rTSR as a metric in our LTIP PSU design in fiscal year 2025 and increased it to a 50% weighting in fiscal year 2026
- We switched from revenue to an EPS metric in our fiscal year 2026 LTIP PSU design to reinforce the Company's focus on ramping our manufacturing, supply chain and operations efficiently and cost-effectively to capture market opportunities as well as long-term revenue growth and the bottom-line results that benefit stockholders
- We increased the performance-share orientation for our CEO equity mix to 66% PSUs / 34% RSUs

Concern that non-financial objectives may not be sufficiently rigorous

- We eliminated strategic progress objectives completely from our fiscal year 2026 AIP and LTIP, focusing on financial and other measurable performance objectives as well as rTSR

Based on this feedback, the Compensation Committee approved several design changes for the fiscal years 2026 – 2028 PSU awards granted in August 2025.

Fiscal Years 2026 – 2028 PSU Changes

1. Increased weighting of relative Total Stockholder Return metric
2. Change in performance metric from total revenue to EPS

Fiscal Year 2025 PSU Design


3-Year Relative TSR 33%
Fiscal Year 2027 Total Revenue 67%

Fiscal Year 2026 PSU Design


3-Year Relative TSR 50%
Fiscal Year 2026 Adjusted EPS 50%

We continue to value and seek feedback from stockholders on all elements of our business and take this feedback seriously, as demonstrated by the changes outlined above for fiscal year 2026. The Compensation Committee will continue to engage with and consider feedback from stockholders to ensure that the executive compensation program remains effective and aligned with stockholder interests and the go-forward priorities of the business.

Executive Compensation Approach

Philosophy

Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance. We believe that:

- Total compensation should **attract, motivate, and retain** the talent necessary to achieve our business objectives to increase long-term value and drive stockholder returns.
- Superior executive talent should be motivated and retained through a **strong pay for performance** compensation system that provides the opportunity to earn above-average compensation in return for achieving above-average business and financial success.
- Where appropriate, executives and employees should participate in **shared compensation programs** to support consistent priorities and align **execution** throughout the organization.
- Our compensation practices should continue to evolve to align compensation with **recognized best practices**.
- Good compensation program design enables **enhanced disclosure** to stockholders following completion of the performance period so stockholders can **clearly see the link between performance and pay**.
- Discretion should be eliminated from our executive compensation programs where possible. Where an element of subjectivity can work to increase the linkage between company performance and executive pay and discretion is applied, **application of that discretion should be unambiguously communicated to stockholders**.

Building on this foundation, our executive compensation program is designed to drive the achievement of Lumentum's key long-term strategic and business goals:

1. **Maximize business and financial performance** and deliver long-term value for our customers, employees, and stockholders;
2. **Be indispensable to our customers** by designing and manufacturing innovative and market-leading optical and photonic products that enable advanced optical networking, laser, and datacenter technologies and applications; and
3. **Align investors, executives, and employees** through an agile, accountable, and financial-performance-driven compensation program that is underpinned by strong pay-for-performance practices.

There are direct links between these three goals and the structure and detail of our executive compensation program.

Strong Compensation Governance

The Compensation Committee regularly considers good governance practices and changes in governance practices in executive compensation and corporate governance when overseeing our executive compensation program and evaluates these practices against our business and compensation needs, legal and regulatory developments, and corporate governance changes. The following good governance practices are incorporated into our executive compensation program:

What We Do

- **Pay for performance:** When compensation was set for fiscal year 2026, approximately 94% of our current CEO's and 89% of our non-CEO NEOs' fiscal year 2026 total target direct compensation was subject to achievement of our financial and other objectively measurable performance goals or otherwise aligned directly with stockholder return.
- **Emphasize long-term equity compensation:** We use equity awards to deliver long-term incentive compensation opportunities to our executive officers. These equity awards vest or may be earned over multi-year periods, which better serves our long-term value creation goals and retention objectives.
- **Differentiation between short-term and long-term objectives:** In fiscal year 2026, we increased the differentiation between performance objectives for our short-term and long-term incentive programs.
- **Stock ownership requirements:** We maintain Stock Ownership Guidelines for our CEO, NEOs and outside directors.
- **Robust clawback provisions:** We maintain a Clawback Policy that provides for the recapture of performance-based awards in the event of a financial restatement.
- **Double trigger change of control vesting in equity awards:** In connection with a change in control, we only have "double trigger" acceleration.
- **Compensation Committee Independence:** We maintain a compensation committee comprised solely of independent directors.
- **Independent Compensation Committee Advisors:** The Compensation Committee engages and retains its own independent advisors and reviews their independence annually.
- **Risk Mitigation:** We conduct an annual risk review of our compensation programs.
- **Succession Planning:** Our Board reviews on an annual basis our succession strategies and leadership development plans for our most critical positions.

What We Don't Do

- **Executive perquisites:** We generally do not provide perquisites to our executive officers. The executive officers participate in our health and welfare benefit programs on the same basis as all of our other full-time employees in similar geographies.
- **Change in control tax gross-ups:** We do not provide tax gross-ups on change in control-related parachute payments or otherwise make gross-up payments to our executives.
- **Hedging or pledging:** Under our insider trading policies, executive officers are prohibited from hedging and pledging Lumentum securities.
- **Resetting of financial targets:** Outside of extraordinary circumstances, we do not reset financial goals used to determine performance-based awards payouts for executive officers once established at the beginning of the performance period.
- **Repricing:** We do not reprice stock option awards.

Compensation Decision Processes

Overview

Our Board has delegated to the Compensation Committee the responsibility for administering and determining the parameters of our executive compensation program. The Compensation Committee is composed entirely of individuals who are independent directors under the independence standards of the SEC and Nasdaq. Our compensation-setting process for our executive officers includes the following (with tracking of projected incentive plan results throughout the entire cycle):

AUGUST

Approve go-forward actions

- Review year-end financial and operating performance
- Approve incentive payouts for the Executive Officers and CEO based on performance metric achievement
- Establish compensation levels for Executive Officers and CEO for the new fiscal year
- Ensure outcomes reflect alignment between pay and performance

SEPTEMBER - FEBRUARY

Set up process for the next year

- Confirm process for evaluating compensation levels and performance alignment
- Evaluate and update peer group as needed
- Review and update pay philosophy as needed
- Evaluate stockholder feedback on compensation programs
- Review overall plan design

JANUARY - JUNE

Evaluate market data and establish program structure

- Evaluate overall competitiveness of compensation programs and review market data
- Establish program structure for the next year (metrics, design, alignment with business priorities)

MAY - JULY

Evaluate performance and go-forward goals

- Review year-end financial and operating performance
- Evaluate go-forward operational and financial goals and establish alignment with plan design, in coordination with the full Board's annual long-term planning process
- Vet and evaluate incentive plan metrics and targets with management team

During the June through August time frame, our CEO and Chief Human Resources Officer provide the Compensation Committee with performance reviews and compensation recommendations for our NEOs (other than our CEO), taking into account input from Semler Brossy (the Compensation Committee's independent compensation consultant) and referencing benchmarking and other materials and data prepared by Semler Brossy for the Compensation Committee to assist in the analysis and decision-making process.

In August during this cycle, the Compensation Committee approves all compensation for our NEOs (other than our CEO). The Compensation Committee reviews and recommends our CEO's compensation to the Board, which makes the final decisions regarding our CEO's compensation.

No member of the management team is present for the discussion or approval of his or her individual compensation, and our Compensation Committee meets in executive session with Semler Brossy with no members of management present as part of its process in considering the data and recommendations.

Inputs into the Decision-Making Process

- **Committee Meetings** - the Compensation Committee meets at least quarterly, and more often as needed, including several additional scheduled meetings around the beginning of each fiscal year to finalize executive compensation program design and determine executive compensation
- **Independent Compensation Advisor** - the Compensation Committee seeks and receives input from Semler Brossy, a national compensation consulting firm, as its independent compensation advisor
- **Peer and Market Data** - the Compensation Committee reviews data provided by Semler Brossy on our peer companies, including both market and talent competitors, as well as market survey data
- **Management Input** - the Compensation Committee seeks and receives input from our management team, as described above with respect to incentive plan metrics and targets
- **Board Input** - the Compensation Committee seeks and receives input from the Board at appropriate key decision points, including with reference to our annual and long-term operating plans
- **Stockholder Feedback** - the Compensation Committee seeks and considers stockholder feedback on say-on-pay and related compensation topics

Assessments / Outcomes from the Decision-Making Process

- **Performance Metrics** - the Compensation Committee establishes performance metrics for annual incentive awards and performance-based equity awards to support our strategic priorities and with reference to our compensation philosophy
- **Assessment of Performance** - the Compensation Committee assesses overall company performance to established performance metrics
- **Payouts** - the Compensation Committee reviews the results of performance against incentive plan metrics and determines the amounts of any resulting payouts
- **Assessment of Pay versus Performance** - the Compensation Committee regularly reviews achievement forecasts for all active compensation programs, tracks compensation program performance over time, and analyzes pay-versus-performance outcomes for both Lumentum and its peers

Peer Group

The Compensation Committee, with input from Semler Brossy, annually reviews the compensation practices of a peer group of similar companies. The Compensation Committee carefully considers and selects an appropriate group of companies to use for executive compensation review and analysis purposes to provide data that assists it in making decisions on Lumentum's executive compensation program.

In addition to the peer group, the Compensation Committee also reviews market data from the US Radford Survey for information technology companies with comparable revenue size to assess the competitiveness of our executive compensation programs.

The Compensation Committee considers multiple factors in selecting appropriate peer companies:

- **Market competitors:** similar companies from the perspectives of market, scale, and business model
- **Talent competitors:** potential sources and destinations for potential executive talent in the key geographies in which our executives work

The Compensation Committee reviews market and talent competitors for potential inclusion in our peer group primarily based on revenue and market capitalization.

The Compensation Committee, with the input of Semler Brossy, undertook a substantial rebalancing of the peer group for fiscal year 2025 to ensure that Lumentum's pay and performance outcomes were aligned versus the appropriate market peer group on a relative basis and approved significant changes to the fiscal year 2025 peer group to reflect our go-forward strategy and to reset the baseline of the peer group to better fit our then-current revenue and market capitalization. In February 2024, when setting criteria for the fiscal year 2025 peer group, the Compensation Committee stated two primary objectives for consideration of Lumentum's initial positioning against a revised peer group:

Revenue	Market Capitalization
45-55th Percentile	40-50th Percentile

In February 2025, when the Compensation Committee reviewed and set the peer group for fiscal year 2026, the Company's fiscal year 2025 revenue was expected to remain relatively flat, maintaining near median positioning against the fiscal year 2025 peer group. As a result, the Compensation Committee believed that the fiscal year 2025 peer group would remain reasonably representative of appropriately sized companies in the markets in which we compete for customers and for talent for fiscal year 2026. Moreover, while the Compensation Committee makes changes in the peer group from time to time, the Compensation Committee has endeavored to maintain year-over-year consistency when possible. As a result, based on recommendations from Semler Brossy, the Compensation Committee elected not to change the peer group for fiscal year 2026.

Fiscal Year 2026 Peer Group

Characteristics of Peer Group

Companies similar in revenue, size, and business operations to Lumentum *as of February 2025*

Primary Uses

We reference peer group compensation practices when assessing and approving executive compensation in the following areas:

- Performance and pay relationship
- Executive compensation levels
- Realized pay for the CEO
- Annual and long-term incentive plan design
- Independent director compensation
- Equity plan and share usage
- Change in control and severance
- Benefits and perquisites

Peer Group Financial Positioning

Financial positioning relative to peers at time of selection

as of February 2025


0P
50P
100P
Revenue
54P
56P
Market Cap
42P
70P
Position vs Fiscal Year 2025 Peer Group
Position vs Fiscal Year 2026 Peer Group

Note: Revenue is on a trailing 12-month basis.
Market capitalization is a 60-day average ending February 1.

Fiscal Year 2025 and Fiscal Year 2026 Peer Group

ADTRAN
Advanced Energy
Calix
Ciena
Cirrus
Coherent
Diodes
Entegris
Extreme Networks
IPG Photonics
MaxLinear
MKS Instruments
OSI Systems
Semtech
Skyworks Solutions
Synaptics
Universal Display
Viasat
Viavi Solutions
Wolfspeed

Based on the Company's substantially higher revenue in fiscal year 2026, along with substantially higher growth rates and market capitalization, shareholders should expect that the peer group for fiscal year 2027 has been reset significantly.

Other Inputs to Compensation Decisions

The Compensation Committee also considers input from our management team, Company performance, individual performance and experience, and each NEO's role and/or retention and incentive objectives when making its compensation decisions.

Fiscal Year 2026 Executive Compensation Program Elements

The Compensation Committee worked closely with Mr. Hurlston to consider incentive program changes for fiscal year 2026 to best support our near-term and long-term strategic and operational objectives, offer performance-based metrics in line with peers and reflect our learnings about Lumentum's compensation program over recent years. As a result, the following elements and changes were approved for our fiscal year 2026 executive compensation programs. We believe that these changes align with Lumentum's strategic vision and executional priorities and provide a strong foundation for robust goal setting, while also supporting Mr. Hurlston's strategy to drive increased executive team accountability for delivering financial results:

The following program was developed to respond to stockholder feedback and transformational business goals, as described above.

Element	Description and Purpose	Commentary
Base Salary	Base salary levels take into consideration position, qualifications, experience, prior salary level, market data, and the base salaries of our other executive officers	• No changes were made to base salaries in fiscal year 2026 for continuing NEOs
Annual Incentive	Incentive based on achievement of near-term financial and operational objectives Aligns executives with stockholders by promoting success on revenue, operating income, and operational goals	• Individual target incentive opportunities in fiscal year 2026 were changed for only one of our continuing NEOs (See "Fiscal Year 2026 Executive Compensation Program Elements – Fiscal Year 2026 Annual Incentive Plan – AIP Target Incentive Opportunities" below) • Changed the annual incentive plan metrics to incorporate corporate financial metrics (revenue, gross margin and operating income), product category operational performance metrics, and manufacturing performance metrics, incentivizing accountability by our NEOs across all aspects of the organization and aligning executive incentives with the incentives of each of our employee categories • Eliminated the payment of annual incentive compensation in PSUs; earned awards for fiscal year 2026 were paid entirely in cash to align payouts directly with annual financial results
Long-Term Incentive Plan RSUs	Time-vested RSUs are awarded to promote alignment with stockholders over time	• No changes were made to individual LTIP opportunity levels in fiscal year 2026 for continuing NEOs. • 34% of annual LTIP equity awards were made in RSUs for our CEO and 50% of annual LTIP equity awards were made in RSUs for our other NEOs • Awards vest over 3 years - 1/3 on the first anniversary of grant and quarterly thereafter for two additional years
Long-Term Incentive Plan PSUs	Performance stock units are intended to reward our NEOs for long-term performance through aggressive financial and relative total stockholder return objectives that we believe will create long-term stockholder value	• 66% of annual LTIP awards were made in PSUs for our CEO and 50% of annual LTIP equity awards were made in PSUs for our other NEOs • For our fiscal year 2026 PSUs, based on stockholder feedback and evolving corporate priorities, we changed the performance metric from revenue to EPS, and we changed the weighting from 67% on revenue and 33% on rTSR to 50% for each of EPS and rTSR • Given the rapid evolution occurring in our industry and markets, we set 1-year EPS performance goals with 3-year cliff vesting, allowing us to set more aggressive and rigorous targets than could be projected over a longer performance period while ensuring focus on retention • We continue to set rTSR goals as 3-year performance goals

Mix of Pay Elements

A significant portion of our CEO and NEO compensation is variable and based on multi-year performance.

CEO

93% of pay is variable with performance

83% of pay is based on multi-year performance, including stock price performance


CEO - Hurlston
55%
28%
10%
7%
Non-CEO NEO Average
39%
39%
11%
11%
Salary
Target Bonus
RSU
PSU

Average Non-CEO NEO

89% of pay is variable with performance

78% of pay is based on multi-year performance, including stock price performance

Performance Metrics and Target Setting

The Compensation Committee reviews and selects the performance metrics used in Lumentum's compensation programs for both the Annual Incentive Plan and the Long-Term Incentive Plan with the following key principles in mind:

- *Value creation.* The Compensation Committee selects metrics that map most directly to Lumentum's three long-term strategic and business goals and which, when targets are met and/or exceeded, should result in significant stockholder value creation.
- *Controllability.* The Compensation Committee historically has found that input metrics are more effective motivators than output metrics because program participants can take actions to directly influence input metrics. Consequently, where appropriate, the committee selects metrics that are more directly controllable through management and/or the employee population performance.
- *Sustainable financial results.* The Compensation Committee understands that as Lumentum delivers quarterly and annual results, we are also always building for the future. As a result, the committee gives priority to metrics that underpin the delivery of sustainable financial results for our long-term stockholders and stakeholders.

Our AIP program has a one-year performance period, while our LTIP program for fiscal year 2026 incorporates both one-year financial performance and three-year stock performance periods. Some metrics are more appropriate to a shorter measurement window, others to a longer window. Lumentum's AIP is a Company-wide program, used to focus and incentivize performance across our entire employee base, from the factory floor to the executive team. Our performance-based LTIP is a program designed specifically for our officer level employees. Some metrics are more relevant to a broad employee population; others are more appropriate and controllable by particular groups within the organization or by the executive population. The Compensation Committee considers all these factors in deciding which metrics to use in which program.

The following performance metrics were selected for use in Lumentum's fiscal year 2026 AIP and fiscal year 2026 LTIP programs:

AIP Metrics

Metric	Relation to Our Strategy
Organic Revenue 25% of fiscal year 2026 AIP	The Compensation Committee believes that our ability to generate Organic Revenue directly reflects our ability to create and sell innovative products, our ability to sustain strong customer relationships and maintain customer relevance, and in most cases, the most effective path to increased return on investment. Increasing organic revenue over time is a significant driver of stockholder value. These business results are directly within the purview of a wide range of employees throughout our organization, including our executives.
Adjusted Organic Gross Margin 25% of fiscal year 2026 AIP	The Compensation Committee believes that Adjusted Organic Gross Margin (adjusted in the same manner as reporting in our earnings releases, and discounting contributions from mid-year acquisitions) reflects our ability, and provides an incentive, to produce our products profitably, driving efficiency and cost optimization in our supply chain and manufacturing operations.
Adjusted Organic Operating Income 25% of fiscal year 2026 AIP	The Compensation Committee believes that Adjusted Organic Operating Income (adjusted in the same manner as reporting in our earnings releases, and discounting contributions from mid-year acquisitions) is the most appropriate profitability measure through which to incent our employees and that using the non-GAAP adjusted measure is appropriate because it permits consistent period to period comparison. Profitability is a key metric because increasing profitability directly drives stockholder value creation. Rewarding profitable performance motivates an ongoing focus on ensuring we are using our financial resources wisely and effectively.

LTIP Metrics

Metric	Relation to Our Strategy
Adjusted Organic Earnings Per Share FY 2026 50% of fiscal year 2026 LTIP PSUs	Lumentum's strategy to drive expansion in the AI and datacenter markets across AI/ML, cloud computing, and bandwidth-intensive applications aims to stimulate both revenue growth and gross margin expansion. The Compensation Committee believes that long-term revenue growth is essential to sustained stockholder value creation, with larger revenue bases tending to lead to efficiencies, gross margin improvement and an accompanying ability to deploy financial resources to R&D and other growth drivers. At the same time, the Compensation Committee believes that equal attention needs to be focused on ramping our manufacturing, supply chain and operations efficiently and cost-effectively, particularly given the market opportunities presented by Lumentum's strategy. Achievement of organic EPS reflects this balance in a single long-term metric, capturing the impact of revenue and margin as well as the operations necessary to capture the revenue opportunities and reflecting bottom-line return and value for stockholders. The 1-year performance period with extended 3-year vesting allows us to set aggressive and rigorous goals in a rapidly evolving industry.
3-Year Relative Total Stockholder Return FY 2026-28 50% of fiscal year 2026 LTIP PSUs	In the dynamic markets in which Lumentum competes, the Compensation Committee believes that a relative metric can effectively distinguish Lumentum's performance from overall sector performance, both in up cycles and down cycles. For fiscal year 2026, the Compensation Committee has chosen as a relative metric the relative total stockholder return performance of Lumentum common stock against the S&P Telecom Select Industry Index.

AIP Metrics

Metric	Relation to Our Strategy
Product Category Operational Performance Metrics 12.5% of fiscal year 2026 AIP	The Compensation Committee believes that incorporating operational performance metrics for our key product categories, including revenue and cost-related metrics, increases accountability for business results in each of those product categories and enhances the accountability of our NEOs across the entire organization
Manufacturing Performance Metrics 12.5% of fiscal year 2026 AIP	The Compensation Committee believes that it is important to incorporate Company-wide manufacturing performance metrics, including decreasing net spend/absorption variance, reducing scrap and product cost improvement, to reinforce criticality of execution and contribution to profitability

LTIP Metrics

Metric	Relation to Our Strategy

The Compensation Committee recognizes the importance of establishing both realistic and rigorous goals that continue to motivate and retain executives. As such, the committee approves the range of goals for payout at various levels for each selected metric after thorough review, analysis and discussion with the committee's compensation consultants and executive management. In this process the Compensation Committee considers:

- Our annual operating plan, as well as forecasts and multi-year plans
- Risks and opportunities summaries as inputs for appropriate goal selection for each metric
- Competitive and market share analyses

Fiscal Year 2026 Base Salary

BASE SALARY

Objective/Purpose: To attract and retain highly qualified executive talent

Generally, we establish the initial base salaries of our executive officers through arm's-length negotiation at the time of hire considering his or her position, qualifications, experience, prior salary level, market data, and the base salaries of our other executive officers. Thereafter, the Compensation Committee reviews the base salary of each NEO annually considering base salary information for similar positions at companies in our compensation peer group and the survey data, along with input from our management team as described above.

In fiscal year 2026, we made no changes to base salary for our continuing NEOs.

	Base Salary for FY 2025 ($)	Base Salary for FY 2026 ($)	% Change in Base Salary
Michael Hurlston	900,000	900,000	0.0%
Wajid Ali	556,000	556,000	0.0%
Jae Kim	450,000	450,000	0.0%
Vincent Retort	556,000	556,000	0.0%
Wupen Yuen	504,000	504,000	0.0%

Fiscal Year 2026 Annual Incentive Plan

ANNUAL INCENTIVES

Objective/Purpose: To incent our NEOs to deliver superior financial performance and create stockholder value over a one-year period

We maintain an annual incentive plan ("AIP") that is intended to incent both our NEOs and our broader employee population to deliver superior financial performance and create stockholder value over a one-year period. Our AIP is an example of a compensation program shared between executives and other employees and in fiscal year 2026, approximately 94% of Lumentum employees around the world participated in our AIP and approximately 6% participated in a sales incentive plan.

AIP Structure

As discussed above under the heading "Performance Metrics and Target Setting," the Compensation Committee approved organic revenue, adjusted organic gross margin and adjusted organic operating income as the primary performance measures under the AIP for determining incentive amounts for our NEOs in fiscal year 2026. When setting these goals, we considered scenarios with and without the impact of potential acquisitions to understand how our organic goals related to overall goals for the year.

For fiscal year 2026, the bonus pool under the AIP for our NEOs was measured:

- 25% based on organic revenue for fiscal year 2026,
- 25% based on adjusted organic gross margin for fiscal year 2026,
- 25% based on adjusted organic operating income for fiscal year 2026,
- 12.5% based on objectively measurable key product category operational performance metrics for fiscal year 2026, and
- 12.5% based on objectively measurable manufacturing performance metrics, including decrease in net spend/absorption variance, reduction in scrap as a percentage of finished goods output and product cost improvement.

We eliminated the subjective strategic or quality modifier component for the Compensation Committee to adjust AIP payouts from achievement of the performance objectives that existed in prior year AIPs. The maximum amount earnable under the AIP is 200% of target.


Organic Revenue 25%
Adjusted Organic Gross Margin 25%
Manufacturing Performance Metrics 12.5%
Product Category Operational Performance Metrics 12.5%
Adjusted Organic Operating Income 25%
Achievement for each component 0-200%
Potential Payout of 0-200%

AIP Corporate Financial Goals

We overachieved against the fiscal year 2026 AIP Corporate financial goals in large part due to strong momentum in revenue across most of our product categories, and especially in the AI/datacenter space, that exceeded what we regarded as challenging goals at the time they were set and a change in product mix that drove significant increases in gross margin and operating income compared to forecast.

Financial Goal	FY 2026 Actual ($)	Threshold ($)	Target ($)	Maximum ($)	Earned
		0% Payout	*100% Payout*	*200% Payout*	
Organic Revenue 25% weight	3,014M	1,966M	2,313M	2,776M	200%
Adjusted Organic Gross Margin 25% weight	46.0%	34.8%	37.8%	40.8%	200%
Adjusted Organic Operating Income 25% weight	897M	251M	411M	647M	200%

The bonus pool created under the AIP with respect to any performance measure is based on a linear interpolation between threshold performance (0% payout) and target performance (100%) and between target performance and maximum performance (200% payout).

AIP Product Category Operational Performance Metrics

For our employees that focus on particular product categories, our fiscal year 2026 AIP was based 50% on Corporate financial goals and 50% on their particular product category operational performance goals, including revenue and cost-related goals. For our NEOs, the product category operational performance goals roll up into consolidated product category operational performance goals, and our NEOs are measured against achievement of those consolidated operational performance goals. Our product category operational performance goals involve highly confidential, competitively sensitive information, including product-specific strategies that if disclosed could cause irreparable competitive harm by providing competitors with insight into our internal processes and business initiatives as well as business strategies. At the time those performance goals were set, the Compensation Committee deemed the target performance levels to be realistic “stretch” goals, with a maximum payout possible only in the event of superior performance. The product category operational performance achievement for fiscal year 2026 on various metrics ranged from 0% to 200%. On a consolidated basis across product categories and across metrics overall achievement was 200%, contributing heavily to the Company’s superior overall financial performance for fiscal year 2026.

AIP Manufacturing Performance Metrics

For our employees that focus on manufacturing, our fiscal year 2026 AIP was based 75% on Corporate financial metrics and 25% on manufacturing performance metrics, equally weighted between decreasing net spend/absorption variance, reducing scrap as a percentage of finished goods output, and improving product costs for selected products. Our manufacturing performance goals involve highly confidential, competitively sensitive information, including product-specific cost information and strategies that if disclosed could cause irreparable competitive harm by providing competitors with insight into our internal processes and business initiatives as well as business strategies. As with the product category operational performance metrics, at the time those performance goals were set the Compensation Committee deemed the target performance levels to be realistic “stretch” goals, with a maximum payout possible only in the event of superior performance. The manufacturing performance achievement for fiscal year 2026 on various metrics ranged from 0% to 200%, with an average achievement of 90.5%.

No Modifiers

In fiscal year 2026, we shifted our approach to adjustments to AIP payouts. In recent fiscal years, AIP awards included a strategic measure that modified the AIP payout based on specific operational objectives. For instance, in fiscal year 2025, our AIP included a modifier specifically related to certain product quality metrics established by the Compensation Committee and, taking these metrics into account, the Compensation Committee could use its discretion to adjust payouts by up to 20% in either direction. In fiscal year 2026, we eliminated the specific modifier for our AIP awards. As with all of our compensation programs, the Compensation Committee has ultimate discretion to adjust payouts if appropriate to ensure the annual incentive plan outcomes reflect our business results and performance, although the Committee has rarely exercised that power, and we have committed to disclosing when we do. No Committee discretion was applied to the measurable performance results for fiscal year 2026.

AIP Target Incentive Opportunities

We have designated an AIP target incentive opportunity for each of our executive officers as a percentage of the executive’s annual base salary. This target incentive opportunity for a given fiscal year is multiplied by the payout percentage for that year, as determined by our Compensation Committee, to determine the amount of AIP payment, if any, to the executive for that period.

Generally, we establish the initial AIP target incentive opportunities of our executive officers through arm’s-length negotiation at the time of hire, taking into account his or her position, qualifications, experience, prior salary level, market data, and the AIP target incentive opportunities of our other executive officers at similar levels. Thereafter, our Compensation Committee reviews the AIP target incentive opportunity of each NEO annually together with the NEO’s base salary informed by total target cash compensation information for similar positions and titles at companies in our compensation peer group and the survey data. We also consider the input from our management team, as described above.

In fiscal year 2026, we made no changes to AIP target incentive opportunities for our continuing NEOs, except for Wajid Ali, whose target incentive opportunity was increased to account for the expansion of his role to include broader operating responsibilities within the Company in addition to his role as CFO.

	AIP Target Incentive Opportunity for FY 2025 (as a percentage of base salary)	AIP Target Incentive Opportunity for FY 2026 (as a percentage of base salary)	% Increase
Michael Hurlston	130%	130%	0.0%
Wajid Ali	90%	100%	11.1%
Jae Kim	75%	75%	0.0%
Vincent Retort	100%	100%	0.0%
Wupen Yuen	100%	100%	0.0%

AIP Achievement

Following the end of fiscal year 2026, the Compensation Committee reviewed the achievement of the performance measures under the AIP and determined that (i) organic revenue performance was achieved at 130.3% of target, (ii) adjusted organic gross margin performance was achieved at 121.7% of target, and (iii) adjusted organic operating income performance was achieved above 200% of target. Based on the metric weighting, total fiscal year 2026 AIP payouts for our NEOs were at 186.3% of target opportunity as shown in the table below, paid 100% in cash.

Fiscal Year 2026 AIP Metric	FY 2026 Actual ($)	Payout (%)
Organic Revenue 25% weight	$3,014M	200.0%
Adjusted Organic Gross Margin 25% weight	46.0%	200.0%
Adjusted Organic Operating Income 25% weight	$897M	200.0%
Product Category Operational Performance Metrics 12.5% weight		200.0%
Manufacturing Performance Metrics 12.5% weight		90.5%
TOTAL		**186.3%**

See the section "Historical AIP and LTIP Achievement" below for an analysis of how this fiscal year 2026 AIP payout compares with prior years.

Fiscal Year 2026 Long-Term Incentive Plan

LONG-TERM INCENTIVES

Objective/Purpose: To promote long-term thinking and long-term value creation, drive achievement of multi-year strategic objectives, align our NEOs' interests with those of our stockholders, and reward sustained excellence in execution.

We use annual equity awards as the primary vehicle to deliver long-term incentive compensation opportunities to our NEOs. On limited occasions, the Compensation Committee may approve additional equity awards to address special situations as they may arise from time to time, such as in connection with new hires, promotions or to provide an additional retention incentive. Our long-term incentives are intended to align the interests of our NEOs with those of our stockholders. Equity awards are subject to time or performance vesting requirements to encourage retention and drive performance.

Fiscal Year 2026 Long-Term Incentive Structure

CEO


66% PSUs
34% RSUs

Other NEOs


50% PSUs
50% RSUs

- We increased the performance share orientation for our CEO equity mix in fiscal year 2026 to 66% performance stock units (PSUs) / 34% restricted stock units (RSUs)
- 50% of PSUs vesting at the end of three years based on the achievement of our EPS objectives for fiscal year 2026
- 50% of PSUs vesting at the end of three years based on the achievement of relative total stockholder return goals for the period from fiscal year 2026 to fiscal year 2028
- RSUs vesting over three years based on continued service

The Compensation Committee factored in market and peer practices as well as the Company's preference for emphasizing performance-based compensation in determining the mix between performance-based and time-based equity awards for fiscal year 2026.

In fiscal year 2026, 33% of our CEO's long-term incentive award was in the form of PSUs with a three-year performance period based on relative total stockholder return (rTSR), 33% of our CEO's long-term incentive award was in the form of PSUs with a one-year performance period and 3-year time-based cliff vesting, and the remaining 34% of our CEO's annual equity awards was in the form of time-based RSUs.

In fiscal year 2026, 25% of each of our other NEO's long-term incentive award was in the form of PSUs with a three-year performance period based on rTSR, 25% of each of our other NEO's long-term incentive award was in the form of PSUs with a one-year performance period and 3-year time-based cliff vesting, and the remaining 50% of each of our other NEO's annual equity awards were in the form of time-based RSUs.

Time-based RSUs granted to our NEOs in fiscal year 2026 vest 1/3 after one year and quarterly for the next two years thereafter subject to the NEO's continued service through each vesting date. The rationale for time-based RSUs is primarily retention with an alignment to stockholder interests based on equity valuation. The vesting schedule is consistent with common industry practice in the space in which we compete.

Fiscal year 2026 PSUs have performance periods that cover fiscal year 2026 for EPS and fiscal years 2026 – 2028 for rTSR. The Compensation Committee switched from a revenue goal to an EPS goal for the 2026 LTIP to balance in a single long-term metric the importance of revenue growth to sustained stockholder value creation with the attention that the Company needs to focus on ramping its manufacturing, supply chain and operations efficiently and cost-effectively to capture the Company's market opportunities as it drives expansion in the AI and datacenter markets. Given the rapidly evolving nature of the cloud and AI market, and the photonics industry in particular, as well as the desire to be able to set more aggressive and rigorous goals than could be projected over a longer performance period, the Compensation Committee paired a 1-year performance period with an aggregate of 3-year time-based vesting for the EPS PSUs, which also matches market practice for an EPS metric. At the same time, the Compensation Committee increased the percentage for 3-year rTSR PSUs from 33% to 50% of the PSUs. The Compensation Committee believes this approach balances the ability to set aggressive and rigorous goals for EPS (the one-year on-target EPS goal for fiscal year 2026 was set at more than double fiscal year 2025 EPS) with the inclusion of multi-year holding and multi-year performance requirements, resulting in an overall structure that maximizes linkage between the interests of our stockholders and our NEOs. The PSUs are designed to reward our NEOs for creation of long-term performance through aggressive financial and total stockholder return objectives that we believe will create long-term stockholder value.

Fiscal Year 2026 PSUs

The following table describes the rationale for the design of our fiscal year 2026 LTIP PSUs:

Metric and Weighting	FY 2026 Adjusted Organic EPS (50%)	3-Year relative Total Stockholder Return Objective (50%)
Metric Rationale	EPS reflects the importance of both revenue growth and ramping manufacturing, supply chain and operations to capture our revenue opportunities as well as the bottom-line return and value for stockholders.	Relative total stockholder return, or rTSR, measures the Total Stockholder Return of our common stock against the total stockholder return of the S&P Telecom Select Industry Index, and distinguishes Lumentum's performance from overall sector performance both in good times and down times.
Goal Setting	EPS goals and resulting achievement levels are set by the Compensation Committee after consideration of the Company's annual and long-term operating plans (once those plans have been reviewed and approved by the full Board) and prior year growth and are also evaluated relative to investor community expectations to ensure their appropriateness.	The Compensation Committee worked closely with Semler Brossy to identify rTSR objectives.
Upside / Downside	The total EPS component can be earned at up to 200% of target. The Compensation Committee established this higher earning potential to recognize the criticality of EPS growth to our financial success. If threshold EPS goals are not met, this portion is earned at 0% of target.	The rTSR objective component can be earned at up to 200% of target if a maximum level of +40% to the index is achieved, at 100% if a target level of 0% to the index is achieved, and at 50% if a threshold level of -40% to the index is achieved. If a threshold level of -40% below the index is not earned, this portion is earned at 0% of target. Performance between threshold and target, or target and maximum will result in vesting of a percentage of units based on linear interpolation between the two performance levels.
Aggregate PSU earning is capped at 200% of target.		

Fiscal Year 2026 Long-Term Incentive Award Target Opportunities

The size of annual equity awards for our NEOs is determined by the Compensation Committee, considering each executive's role, performance, and data from our compensation peer group and compensation surveys.

	Target Value of Equity Awards Granted ($)	Units Awarded[1]
Michael Hurlston	10,000,000	101,157
Wajid Ali	4,500,000	45,520
Jae Kim	2,300,000	23,266
Vincent Retort	3,000,000	30,347
Wupen Yuen	4,500,000	45,520

(1) The number of actual units per grant award was determined using the volume-weighted average price for July 2025, which was $98.85573.

Achievement and Vesting of Fiscal Year 2024 PSUs

In fiscal year 2024, each NEO's annual equity awards included PSUs with a three-year performance period, evaluated and potentially vesting after the end of fiscal year 2026. These grants were originally subject to attainment of goals relating to 3-year Total Revenue weighted 70% of the target opportunity, and goals relating to Strategic Progress Objectives measured over a three-year period, weighted 30% of the target opportunity. The performance period for these fiscal year 2024 PSUs runs from the beginning of our fiscal year 2024 to the end of our fiscal year 2026. Total maximum payout for these fiscal year 2024 PSUs (including both Total Revenue PSUs and Strategic Progress Objective PSUs) is capped at 200%.

Our 2024 LTIP PSUs were originally granted with 30% of the awards subject to attainment of certain Strategic Progress Objectives, including Product, Sustainability and Human Capital/Leadership goals through fiscal years 2024 through 2026. As described in our 2025 Proxy Statement, in August 2025, in connection with an action removing Strategic Progress Objective goals from our LTIP program, the Compensation Committee approved changes to remove all Human Capital/Leadership goals and to measure the Strategic Progress Objectives for our 2024 LTIP PSUs based on performance through the end of fiscal year 2025. Of the 30% of 2024 LTIP PSUs subject to Strategic Progress Objectives goals, 125% were considered earned and converted into time-based RSUs vesting on continued service through the vesting date for 2024 LTIP PSUs. We believe this action appropriately balanced the objective of removing Strategic Progress Objectives from our LTIP program with recognizing the achievements that had been made at the time of approval.

The remaining 2024 LTIP PSUs are based only on the Total Organic Revenue metric, with achievement for that metric capped at 300% and with the combined maximum payout of the Strategic Progress Objective RSUs and the Total Organic Revenue PSUs capped at a payout of 200% of the target shares under the original 2024 LTIP PSUs.

These PSUs were the last to provide the opportunity for interim "banking" of a portion of the award based on total revenue performance in fiscal year 2024 and fiscal year 2025. In each of those years, the threshold level of performance for such year's interim total revenue goal was not met, and as a result no shares were banked. However, based on strong fiscal year 2026 results, Total Organic Revenue achievement in the third year rose to exceed the 300% achievement level. That achievement was then limited by the 200% achievement cap of the original 2024 PSUs when combined with the Strategic Progress RSUs. Achievement on the fiscal year 2024 PSUs is as follows:

Fiscal Year	Actual ($I)	Threshold ($)	Target ($)	200% ($)	Maximum ($)	Banked/ Earned
		50% Payout	*100% Payout*	*200% Payout*	*300% Payout*	
2024	1,359M	1,400M	$1,550M			0%
2025	1,645M	1,650M	1,850M			0%
2026	3,014M	1,800M	2,090M	2,288M	2,483M	300%

Fiscal Years 2024-26 PSU Revenue Goal and Achievement
$ US millions


Earned Actual
$3,014
0%
50%
100%
200%
300%
Threshold
$1,800
Target
$2,090
Exceed
$2,288
Maximum
$2,483

Payout is Lesser of: **Original PSUs at Max (200%) – Strategic Objectives RSUs** OR **Remaining Total Revenue PSUs at Actual Achievement (300%)**

	Total Original PSUs Awarded	Original PSUs at Maximum 200% Achievement	Strategic Objectives RSUs Granted at 125% Achievement	Remaining PSUs (based on Total Revenue) at Target	Remaining PSUs (based on Total Revenue) at 300% Achievement	PSUs Vesting After Capping Strategic Objectives RSUs + Remaining Revenue PSUs at 200% of Original PSUs Awarded
Michael Hurlston(1)	n/a	n/a	n/a	n/a	n/a	n/a
Wajid Ali	32,797	65,594	12,298	22,958	68,874	53,296
Jae Kim	20,574	41,148	7,715	14,402	43,206	33,433
Vincent Retort	39,357	78,714	14,758	27,550	82,650	63,956
Wupen Yuen	35,140	70,280	13,177	24,598	73,794	57,103

(1) Mr. Hurlston was not employed when fiscal year 2024 PSUs were granted; therefore, he was not granted any fiscal year 2024 PSUs.

Achievement of Fiscal Year 2026 EPS-Based PSUs

The Compensation Committee set the target and maximum achievement levels for the Fiscal Years 2026-2028 EPS-Based PSUs at 221% and 265% of fiscal year 2025 adjusted organic EPS, respectively, which the Committee expected would be very aggressive growth goals. Based on the Company's significant outperformance in fiscal year 2026, the Company's fiscal year 2026 adjusted organic EPS was 421% of fiscal year 2025 adjusted organic EPS, resulting in achievement of the Fiscal Years 2026-2028 EPS-Based PSUs significantly exceeding the fiscal year 2026 maximum achievement objective by 60% and resulting in the maximum achievement capped at 200%.

Fiscal Years 2026-2028 PSUs EPS Metric	Payout	FY 2026 ($)
Threshold	0%	3.64
Target	100%	4.55
Maximum	200%	5.46
Actual		*8.67*
Earned		**200%**

The shares subject to the Fiscal Years 2026-2028 EPS-Based PSUs remain subject to time-based cliff vesting and, provided that the executive continues to remain a service provider of the Company, will vest on August 18, 2028.

Historical AIP and LTIP Achievement

The Compensation Committee continuously assesses achievement levels of its performance-oriented executive compensation programs, including both annual and long-term incentive programs. We use this information to evaluate how effectively executive compensation programs are aligned with business performance and stockholder experience, to understand how accurately the Company can set both short-term and long-term performance goals, and to judge how effective the Company's compensation programs are at incenting performance and ensuring retention.

Fiscal year 2026 brought another significant increase in payouts under our AIP, with payouts close to the maximum level, aligned with significantly higher returns to our stockholders over the last year. The overachievement in AIP in fiscal years 2025 and 2026 is a change from three previous years of underachievement. Considering the Company's fiscal and equity performance over the last several years, the Compensation Committee assesses that our AIP programs have been successful in establishing rigorous bonus objectives and in directional alignment of pay with performance.

The payout in fiscal year 2026 under our fiscal year 2024 LTIP was also achieved at maximum, reflecting the significant transformation in our business starting in fiscal year 2025 and expanding in fiscal year 2026, despite the trough in business performance that Lumentum and many of our competitors experienced during the first half of that three-year performance period. Similar to the AIP, the Compensation Committee assesses that our LTIP programs have been successful in establishing aggressive absolute long-term business performance goals and have aligned and continue to align pay with performance and stockholder interests, albeit shifted somewhat in time due to the nature of when goals are set, when achievement is recorded, and when compensation is earned for these programs.

The Compensation Committee further assesses that the 3-year performance periods allow for executives to recover from down periods with strong performance, as demonstrated by the 2024 PSUs, providing suitable retention power within the executive suite. We also look continuously at forward-looking performance, and we believe that the mix of RSUs, 3-year rTSR PSUs and 1-year EPS PSUs coupled with an additional 2-year time-based cliff vesting, combined with Mr. Hurlston's bold vision for execution and growth that has so far demonstrated strong results, will continue to provide strong retention.

The following graphs show historical payouts under these plans over the past several years and demonstrate the trends described above.


AIP Outcomes
93%
53%
13%
132%
186%
2022
2023
2024
2025
2026
Fiscal Year


LTIP Outcomes
94%
124%
39%
24%
200%
FY20-22
FY21-23
FY22-24
FY23-25
FY24-26
Vest Cycle

Other Items

Stock Ownership Guidelines

Our stock ownership guidelines require all executive officers and directors to maintain a significant equity investment in Lumentum based on a multiple of his or her base salary or annual cash retainer, respectively.

Title	Ownership Requirement
CEO	5x base salary
All Other Executive Officers	2x base salary
Directors	5x annual cash retainer

Shares owned outright, unvested and vested restricted stock and restricted stock units, and any stock options exercisable within 60 days count toward the ownership requirements. These ownership levels must be attained within five years from the later of the date that changes to the guidelines were approved if serving as a non-employee director at the time of approval or the date of initial election or appointment to the Board, or within five years following appointment in the case of an executive officer. As of our fiscal year end 2026, all of our continuing directors and executive officers were in compliance or on track to achieve compliance with the guidelines based on the Compensation Committee's review.

Post-Employment Compensation

Our NEOs are provided certain protections in the event of their termination of employment under specified circumstances, including following a change in control of Lumentum. We believe that these protections serve our retention objectives by helping our NEOs maintain continued focus and dedication on their responsibilities to maximize stockholder value, including in the event of a transaction that could result in a change in control. For detail on these protections, see "Mr. Hurlston's Offer Letter" and "2015 Change in Control and Severance Benefits Plan, as amended" sections below.

Policies and Practices Related to the Grant of Certain Equity Awards

We do not grant equity awards on a predetermined schedule, but typically approve equity awards at regularly scheduled meetings of our Compensation Committee during open trading windows. We have not granted stock options in the last several fiscal years, other than in connection with the exchange and conversion or replacement of Cloud Light stock options in connection with the acquisition of Cloud Light in November 2023. At this time, we do not have plans to grant stock options in the future, but may later determine to do so. We have not granted any options in anticipation of the release of material, nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement, and we have not taken material nonpublic information into account when determining the timing or terms of stock options. Similarly, we have not timed, nor do we intend to time, the release of material, nonpublic information for the purpose of affecting the value of executive compensation or for any other purpose.

Hedging and Pledging Policy

In addition to forbidding the trading of securities (of Lumentum or otherwise) on material nonpublic information, our insider trading policy strictly prohibits hedging transactions (that allow a person to own the covered securities without full risks and rewards of ownership) or pledging of our securities, as well as engaging in any other derivative securities transaction, using our securities as collateral for loans, and holding our securities in margin accounts.

Clawback Policy

We maintain a compensation recovery ("clawback") policy in compliance with securities exchange and SEC requirements. Consistent with the requirements, for compensation received after October 2, 2023 and during the applicable covered period (which generally includes the three completed fiscal years prior to the restatement date), the clawback policy requires us to recover excess incentive-based compensation from current and former executives that is granted, earned or vested based on the attainment of a financial reporting measure in the event of an accounting restatement due to material non-compliance with any financial reporting requirement under U.S. securities laws that was in excess of what would have been received had the incentive-based compensation been determined based on the restated amounts.

Federal Income Tax Consequences

Internal Revenue Code Section 162(m) limits the deductibility of compensation paid by most publicly held companies to certain of their executive officers and other covered employees to $1,000,000 per year. While the Compensation Committee considers the deductibility of compensation as a factor in making compensation decisions, the Compensation Committee retains the flexibility to provide compensation that is consistent with our goals for our executive compensation program even if such compensation is not fully tax deductible. The Compensation Committee may make decisions that result in compensation expense that is not fully deductible when it believes that such payments are appropriate to attract, retain or motivate executive talent.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the CD&A section with management. Based on its review and discussions with management, the Compensation Committee recommended to our Board that the CD&A be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended June 27, 2026.

The Compensation Committee:

Ian S. Small (Chair)
Pamela F. Fletcher*
Brian J. Lillie

* *Ms. Fletcher joined the Compensation Committee on November 19, 2025 and became the Chair of the Compensation Committee on October 1, 2026*

Summary Compensation Table

The following table provides certain summary information concerning the compensation awarded to, earned by, or paid to each of our NEOs for the fiscal year ended June 27, 2026 and, to the extent required under the SEC executive compensation rules, the fiscal years ended June 28, 2025 and June 29, 2024.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Michael Hurlston(5) President and Chief Executive Officer	2026	900,000	–	12,291,577	2,179,710	21,444	15,392,731
	2025	315,000	2,000,000	24,740,145	603,353	11,578	27,670,076
Wajid Ali Executive Vice President and Chief Financial Officer	2026	556,000	–	7,316,080	1,035,828	3,622	8,911,530
	2025	556,000	–	4,126,113	161,079	3,622	4,846,814
	2024	515,904	–	3,837,416	65,047	4,122	4,422,489
Jae Kim(6) Senior Vice President, General Counsel and Secretary	2026	450,000	–	3,772,794	628,763	9,986	4,861,544
	2025	450,000	150,000	1,826,810	108,641	17,966	2,553,418
	2024	130,530	228,750	1,720,398	–	3,491	2,083,169
Vincent Retort Executive Vice President, Global Reliability & Quality	2026	556,000	–	5,915,621	1,035,828	20,326	7,527,776
	2025	556,000	–	4,905,479	178,976	24,405	5,664,860
	2024	515,904	–	4,573,905	69,852	23,981	5,183,642
Wupen Yuen(7) President, Global Business Units	2026	504,000		7,455,200	938,952	9,902	8,908,054
	2025	504,000	325,000	4,387,706	162,238	12,228	5,391,172
	2024	449,433	–	5,085,816	60,025	13,069	5,608,344

(1) Actual salary earned during fiscal years 2026, 2025 or 2024, as applicable.

(2) Amounts shown do not reflect compensation actually received by the NEO. Instead, the amounts shown are the grant date fair value in the period presented as determined pursuant to FASB ASC Topic 718, which fair value is based on the closing market price of our common stock on the date of grant for RSUs, RSAs and PSUs. The amounts shown include PSU awards (including focal PSU awards, AIP PSU awards and new hire PSU awards), the value of which are calculated based on achievement at target as follows: for fiscal year 2026 PSUs: $7,875,481 (Mr. Hurlston), $2,684,770 (Mr. Ali), $1,789,925 (Mr. Retort), $2,684,770 (Mr. Yuen) and $1,372,229 (Mr. Kim); for fiscal year 2025 PSUs, $14,844,122 (Mr. Hurlston), $2,321,069 (Mr. Ali), $2,739,426 (Mr. Retort), $2,453,754 (Mr. Yuen) and $837,955 (Mr. Kim); for fiscal year 2024 PSUs, $2,093,218 (Mr. Ali), $2,480,900 (Mr. Retort), $2,220,371 (Mr. Yuen) and $860,199 (Mr. Kim). Assuming the highest level of performance is achieved under the applicable performance measures for PSUs (including focal PSU awards, AIP PSU awards and new hire PSU awards), the maximum possible value of the PSUs using the fair value of our common stock on the date that such awards were granted for accounting purposes is: for fiscal year 2026 PSUs: $15,750,962 (Mr. Hurlston), $5,369,540 (Mr. Ali), $3,579,850 (Mr. Retort), $5,369,540 (Mr. Yuen), and $2,744,458 (Mr. Kim); for fiscal year 2025 PSUs, $29,688,243 (Mr. Hurlston), $4,126,056 (Mr. Ali), $4,905,422 (Mr. Retort), $4,387,706 (Mr. Yuen) and $1,559,917 (Mr. Kim); for fiscal year 2024 PSUs, $2,093,218 (Mr. Ali), $2,480,900 (Mr. Retort), $2,220,371 (Mr. Yuen) and $860,199 (Mr. Kim). For fiscal year 2026, the amounts in this column also include the incremental fair value resulting from modification of our Fiscal Year 2024 and Fiscal Year 2025 PSU awards which were subsequently modified in fiscal year 2026, each computed in accordance with the provisions of FASB ASC Topic 718. See "Achievement and Vesting of Fiscal Year 2024 PSUs" in the Compensation & Discussion Analysis above and "Fiscal Year 2025 Long-Term Incentive Plan – Fiscal Year 2025 Long-Term Incentive Structure" in the Compensation & Discussion Analysis of our 2025 Proxy Statement.

(3) Non-Equity Incentive Plan Compensation for fiscal years 2026, 2025 or 2024 was paid pursuant to the Lumentum Annual Incentive Plan ("AIP"). For fiscal year 2026, the Non-Equity Incentive Plan Compensation reflects the cash payout for fiscal year 2026. For fiscal year 2025, the Non-Equity Incentive Plan Compensation reflects the cash payout for fiscal year 2025, which reflects the AIP attainment for fiscal year 2025 in excess of 100%, as well as the payout to Mr. Hurlston as a new hire during fiscal year 2025. The 100% attainment of the AIP for fiscal year 2025, except for Mr. Hurlston, was paid in PSUs and the grant date fair value of such PSUs is reflected in the Stock Award column assuming achievement at target. Pursuant to Mr. Hurlston's offer letter, his bonus under the AIP was paid in cash at the AIP achievement level for fiscal year 2025 with the amount pro-rated based on his service during fiscal year 2025. For fiscal year 2024, except for Mr. Kim, the Non-Equity Incentive Plan Compensation reflects the cash payout for the first half of fiscal year 2024. The second half payout for fiscal year 2024, except for Mr. Kim, was paid in PSUs and the grant date fair value of such PSUs is reflected in the Stock Award column assuming achievement at target. Pursuant to Mr. Kim's offer letter, his bonus under the AIP was paid in cash at target for fiscal year 2024 with the amount pro-rated based on his service during fiscal year 2024. See footnote 6 below.

(4) All amounts represent 401(k) employer matching contributions, imputed income for group term life insurance, HSA employer matching contributions and internet allowances. In fiscal year 2026, All Other Compensation: for Mr. Hurlston included $15,231 of 401(k) employer matching contributions and $6,213 of imputed income for group term life insurance; for Mr. Ali included $2,622 of imputed income for group term life insurance and $1,000 of HSA employer matching contributions; for Mr. Retort included $5,000 of 401(k) employer matching contributions and $15,326 of imputed income for group term life insurance; for Mr. Yuen included $5,000 of 401(k) employer matching contributions and $4,902 of imputed income for group term life insurance; and for Mr. Kim included $5,000 of 401(k) employer matching contributions, $4,386 of imputed income for group term life insurance and $600 of internet allowance.

(5) Mr. Hurlston joined the Company in February 2025. For fiscal year 2025, the amount in the Bonus column represents a sign-on incentive bonus which, together with approximately $23,000,000 of the amounts in the Stock Awards column, represent incentives designed to compensate Mr. Hurlston for incentive opportunities forfeited by leaving his prior employer.

(6) Mr. Kim joined the Company in March 2024. For fiscal year 2025, the amount in the Bonus column represents the second 50% of a $300,000 sign-on incentive bonus designed to compensate Mr. Kim for the annual incentive opportunity forfeited by leaving his prior employer, and the amount in the Non-Equity Incentive Plan Compensation column reflects the AIP attainment for fiscal year 2025 in excess of 100%. For fiscal year 2024, the amount in the Bonus column represents (i) the first 50% of the $300,000 sign-on incentive bonus and (ii) a $78,750 portion of a guaranteed bonus under the AIP equal to 75% of annual base salary, all of which were negotiated at the time of Mr. Kim's hiring. The remainder of the guaranteed cash bonus under the AIP negotiated at the time of Mr. Kim's hiring was paid in RSUs granted in fiscal year 2025 with a one-year vesting condition, and the grant date fair value of those RSUs is included in the Stock Award column for fiscal year 2025. The 100% attainment of the non-guaranteed portion of Mr. Kim's fiscal year 2025 AIP participation was paid in PSUs and the grant date fair value of such PSUs is reflected in the Stock Award column assuming achievement at target.

(7) The amount in the Bonus column represents the second installment of a retention bonus that Mr. Yuen received in connection with Lumentum's acquisition of NeoPhotonics Corporation.

Fiscal Year 2026 Grants of Plan-Based Awards Table

The following table sets forth information with respect to plan-based compensation in fiscal year 2026 to each NEO, including cash opportunities under the AIP and RSUs and PSUs under our long term incentive plan. The terms of the AIP opportunities are described in "Compensation Discussion and Analysis – Fiscal Year 2026 Annual Incentive Plan," and the material terms of the equity 2026 awards are described in "Compensation Discussion and Analysis – Fiscal Year 2026 Long-Term Incentive Plan". See "Compensation Discussion and Analysis" for a description of the material factors necessary to an understanding of the information disclosed below.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)[2]
Michael Hurlston	N/A	0	1,170,000	2,340,000					
	8/19/2025				16,691	33,382	66,764		3,937,741
	8/19/2025				16,691	33,382	66,764		3,937,741
	8/19/2025							34,393	4,056,998
	8/23/2025[3]								359,097
Wajid Ali	N/A	0	556,000	1,112,000					
	8/19/2025				5,690	11,380	22,760		1,342,385
	8/19/2025				5,690	11,380	22,760		1,342,385
	8/19/2025							22,760	2,684,770
	8/23/2025[4]								712,623
	8/23/2025[3]								1,233,918
Jae Kim	N/A	0	337,500	675,000					
	8/19/2025				2,908	5,816	11,632		686,055
	8/19/2025				2,909	5,817	11,634		686,173
	8/19/2025							11,633	1,372,229
	8/23/2025[4]								920,708
	8/23/2025[3]								534,793
Vince Retort	N/A	0	556,000	1,112,000					493,544
	8/19/2025				3,794	7,587	15,174		894,963
	8/19/2025				3,794	7,587	15,174		894,963
	8/19/2025							15,173	1,789,807
	8/23/2025[4]								1,761,220
	8/23/2025[3]								855,180
Wupen Yuen	N/A	0	504,000	1,000,800					1,480,709
	8/19/2025				5,690	11,380	22,760		1,342,385
	8/19/2025				5,690	11,380	22,760		1,342,385
	8/19/2025							22,760	2,684,770
	8/23/2025[4]								763,581
	8/23/2025[3]								1,322,080

(1) Reflects the cash AIP for fiscal year 2026 at threshold of 0% payout, target of 100% payout, and maximum of 200% payout.

(2) Reflects grant date fair value of awards at target computed in accordance with FASB ASC Topic 718. Assumptions underlying the valuations are set forth in footnote 2 to the "Summary Compensation Table" above. These amounts do not correspond to the actual value that may be realized by the NEOs.

(3) The amount disclosed represents the incremental fair value, as of the modification date, associated with the modification of our Fiscal Year 2025 PSU awards, which were subsequently modified in fiscal year 2026, computed in accordance with the provisions of FASB ASC Topic 718. See "Fiscal Year 2025 Long-Term Incentive Plan – Fiscal Year 2025 Long-Term Incentive Structure" in the Compensation & Discussion Analysis of our 2025 Proxy Statement.

(4) The amount disclosed represents the incremental fair value, as of the modification date, associated with the modification of our Fiscal Year 2024 PSU awards, which were subsequently modified in fiscal year 2026 (including the conversion of the strategic objective component of the original Fiscal Year 2024 PSUs granted in August 2023 into 1-year RSUs that vested on August 23, 2026), computed in accordance with the provisions of FASB ASC Topic 718. See "Achievement and Vesting of Fiscal Year 2024 PSUs" in the Compensation & Discussion Analysis above.

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information regarding outstanding equity awards and applicable market values at the end of fiscal year 2026.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Michael Hurlston	02/07/25	60,483	49,413,401		
	02/07/25			161,287(3)	131,768,253
	02/07/25			11,520(4)	9,411,610
	02/07/25	7,200(5)	5,882,256		
	08/19/25			33,382(6)	27,272,426
	08/19/25			33,382(7)	27,272,426
	08/19/25	34,393	28,098,393		
Wajid Ali	08/23/23	2,734	2,233,623		
	08/23/23			22,958(8)	18,756,227
	08/21/24			32,009(4)	26,150,713
	08/21/24	13,339	10,897,696		
	08/19/25			11,380(6)	9,297,232
	08/19/25			11,380(7)	9,297,232
	08/19/25	22,760	18,584,465		
	08/23/25	12,298(9)	10,047,220		
Jae Kim	04/15/24	6,860	5,604,483		
	04/15/24			14,402(8)	11,766,146
	08/21/24			12,803(4)	10,459,795
	08/21/24	5,337	4,360,222		
	08/19/25			5,816(6)	4,751,556
	08/19/25			5,817(7)	4,752,373
	08/19/25	11,633	9,503,928		
	08/23/25	7,715(9)	6,303,001		

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Vincent Retort	08/23/23	3,281	2,680,511		
	08/23/23			27,550(8)	22,507,799
	08/21/24			38,411(4)	31,381,019
	08/21/24	16,007	13,077,399		
	08/19/25			7,587(6)	6,198,427
	08/19/25			7,587(7)	6,198,427
	08/19/25	15,173	12,396,038		
	08/23/25	14,758(9)	12,056,991		
Wupen Yuen	08/23/23	2,929	2,392,934		
	08/23/23	1,562	1,276,123		
	08/23/23			24,598(8)	20,096,074
	08/21/24			34,296(4)	28,019,146
	08/21/24	14,292	11,676,278		
	08/19/25			11,380(6)	9,297,232
	08/19/25			11,380(7)	9,297,232
	08/19/25	22,760	18,594,465		
	08/23/25	13,177(9)	10,765,345		

(1) Time-based RSUs that vest 1/3 of the awarded units on the one-year anniversary of the grant date and the remainder of the units in equal quarterly installments for two years thereafter.

(2) Amounts reflecting market value of RSUs and PSUs are based on the price of $816.98 per share, which was the closing price of our common stock as reported on the Nasdaq Global Select Market on June 26, 2026 (the last trading day of the fiscal year).

(3) PSUs that vest based on the Company's performance over the four-year period beginning on the first trading day following the grant date based on the Company's total shareholder return performance as compared to the S&P 500 Information Technology (Sector) Index. These PSUs vest, once achievement is determined, following the fourth anniversary of the grant date.

(4) PSUs that vest based on the Company's performance in fiscal years 2025, 2026 and 2027 and cumulative performance for fiscal years 2025, 2026 and 2027, in each case relative to revenue targets, relative total shareholder return and strategic objectives set by the Compensation Committee. The PSU share amounts and values in the table above are based on achievement at target. These PSUs vest on the earlier of the date achievement is determined after the fiscal year 2027 performance period or the third anniversary of the grant date.

(5) Time-based RSUs that vest 25% on the one-year anniversary of the vesting commencement date and the remaining 75% vesting in substantially equal quarterly installments over the subsequent six calendar quarters.

(6) PSUs that vest based on the Company's performance in fiscal year 2026 relative to adjusted EPS targets set by the Compensation Committee. The PSU share amounts and values in the table above are based on achievement at target. These PSUs vest on the third anniversary of the grant date.

(7) PSUs that vest based on 3-year rTSR in relation to the S&P Telecom Select Industry Index (SPSITE) for the fiscal year 2026 to fiscal year 2028 performance period. The PSU share amounts and values in the table above are based on achievement at target. These PSUs vest on the earlier of the date achievement is determined after the 3-year performance period or the third anniversary of the grant date.

(8) PSUs that vest based on the Company's performance in fiscal years 2024, 2025 and 2026 and cumulative performance for fiscal years 2024, 2025 and 2026, in each case relative to revenue targets and strategic objectives set by the Compensation Committee. The PSU share amounts and values in the table above are based on achievement at target. These PSUs vest on the earlier of the date achievement is determined after the fiscal year 2026 performance period or the third anniversary of the grant date.

(9) Time-based RSUs that vest in full on the one-year anniversary of the grant date. These RSUs were granted with respect to the strategic objective component of the original fiscal year 2024 – 2026 PSUs granted in August 2023 that were converted into a 1-year RSU grant to vest on August 23, 2026. See "Fiscal Year 2024 Performance-Based Long-Term Incentive Plans – Detail on Fiscal Year 2024 PSU Strategic Objectives" in the Compensation & Discussion Analysis of our 2025 Proxy Statement and "Achievement and Vesting of Fiscal Year 2024 PSUs" in the Compensation & Discussion Analysis above.

Stock Vested in Fiscal Year 2026

The following table sets forth information on vesting of equity awards during fiscal year 2026 for each NEO. The table includes: (i) the number of shares received from the vesting of RSUs and PSUs and (ii) the aggregate dollar value realized upon the vesting of such RSUs and PSUs.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Michael Hurlston	47,521	30,451,295
Wajid Ali	45,672	12,956,508
Jae Kim	21,112	6,406,318
Vincent Retort	53,993	15,452,979
Wupen Yuen	51,518	16,387,488

(1) Represents the amounts realized based on the product of the number of shares acquired and the closing price of our common stock on Nasdaq on the vesting date.

CEO Pay Ratio

Our CEO pay ratio is calculated in accordance with Item 402(u) of Regulation S-K and provides a reasonable estimate of the ratio of our CEO's annual total compensation to the median of the annual total compensation of all employees other than the CEO.

CEO annual total compensation as reported in Summary Compensation Table:	$ 15,392,731
Median employee annual total compensation:	$ 10,412
Ratio of our CEO to median employee:	1,478 to 1

We used the methodology, assumptions and estimates described below to determine the annual total compensation of the "median employee":

- We identified the median employee by reviewing the annual salary as of June 27, 2026 plus actual fiscal year 2026 Annual Incentive Plan (AIP) payout including actual commission payout during fiscal year 2026;
- We included employees working on a full-time and part-time basis, which includes employees integrated from recent acquisitions;
- Cost of living adjustments were not applied;
- For employees not paid in U.S. dollars, we applied a local currency-to-U.S. dollar exchange rate from Bloomberg on the last business day of the fiscal year; and
- After we identified the median employee, annual total compensation was then calculated by combining the following:
  - Annual salary as of June 27, 2026;
  - Actual fiscal year 2026 AIP payout;
  - Actual commission payout during fiscal year 2026; and
  - Other actual cash compensation during fiscal year 2026 (overtime, allowance, etc.).

Pay Versus Performance

The following table shows the total compensation for our NEOs for the past five fiscal years as set forth in the Summary Compensation Table, the "compensation actually paid" to our PEO (Michael Hurlston, Chief Executive Officer since 2025), former PEO (Alan Lowe, Chief Executive Officer from 2015 to 2025) and on an average basis, our other NEOs (in each case, as determined under SEC rules), our TSR, our prior peer group TSR (NASDAQ 100 Technology Sector Index), our net income, and revenue.

	Alan Lowe		Michael Hurlston							
Fiscal Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for non-PEO NEOs[3]	Average Compensation Actually Paid to non-PEO NEOs[2]	Total Shareholder Return[4]	Peer Group Total Shareholder Return[4]	Net Income ($M)[5]	Revenue[6]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
2026	–	–	$15,392,731	$474,253,106	$7,552,226	$158,186,747	$978.77	$199.10	($6,935.10)	$3,014.0
2025	$46,407,285	$46,661,132	$27,670,076	$34,152,996	$4,614,066	$11,993,836	$113.51	$133.13	$25.90	$1,645.0
2024	$12,077,066	$9,284,053	–	–	$3,864,547	$3,201,388	$61.00	$124.38	($546.50)	$1,359.2
2023	$13,905,732	$6,157,896	–	–	$4,514,349	$2,014,899	$67.96	$92.77	($131.60)	$1,767.0
2022	$10,793,744	$10,940,691	–	–	$3,837,309	$3,910,681	$93.23	$72.07	$198.90	$1,712.6

(1) *The dollar amounts reported in columns (b) and (d) are the amounts of total compensation reported for PEO (Hurlston) and former PEO (Lowe) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation – Executive Compensation Tables – Summary Compensation Table" above.*

(2) *The dollar amounts reported in columns (c), (e), and (g) represent the amount of "compensation actually paid" (otherwise known as CAP), as computed in accordance with SEC rules. "Compensation actually paid" does not necessarily represent cash and/or equity value transferred to the applicable NEO without restriction, but rather is a value calculated under applicable SEC rules. We do not have a defined benefit plan so no adjustment for pension benefits is included in the table below. Similarly, no adjustment is made for dividends as dividends are factored into the fair value of the award. The following table details these adjustments:*

The following table details these adjustments for each fiscal year for our PEO and for our non-PEO NEOs on average:

Fiscal Year		Summary Compensation Table Total (a)	Subtract Grant Date Fair Value of Stock Awards (b)	Add Fair Value at Fiscal Year-end of Outstanding and Unvested Options Awards and Stock Awards Granted in Fiscal Year (i)	Adjust for Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years (ii)	Add Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year that Vested During Fiscal Year (iii)	Adjust for Change in Fair Value of Outstanding Option Awards and Stock Awards Granted in Prior Fiscal Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year (iv)	Subtract Fair Value of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions During Fiscal Year (v)	CAP (c)
2026	PEO Michael Hurlston	$15,392,731	($12,291,577)	$136,629,103	$308,574,169	$0	$25,948,680	$0	$474,253,106
	Non-PEO NEOs	$7,552,226	($6,114,924)	$53,958,828	$95,851,291	$0	$7,847,978	($908,653)	$158,186,747

(a) *The dollar amounts reported in the Summary Compensation Table for the applicable year.*

(b) *The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.*

(i-v) *The recalculated value of equity awards for each applicable year includes the addition (or subtraction, as applicable) of the following:*

(i) *Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year;*

(ii) *Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years from the end of the prior Fiscal Year to the end of the current Fiscal Year;*

(iii) *Change in Fair Value as of Vesting Date (compared to prior Fiscal Year End) of Option Awards and Stock Awards Granted in the Current Year and Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year;*

(iv) *Fair Value at Vesting Date of Option Awards and Stock Awards Granted in Fiscal Year;*

(v) *Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year.*

(c) *"Compensation Actually Paid" does not necessarily represent cash and/or equity value transferred to the applicable NEO without restriction, but rather is a value calculated under applicable SEC rules.*

(3) The dollar amounts reported in column (f) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs included for purposes of calculating the average amounts in each applicable year are as follows:

2026	Wajid Ali, Vincent Retort, Wupen Yuen, and Jae Kim
2025	Wajid Ali, Vincent Retort, Wupen Yuen, and Jae Kim
2024	Wajid Ali, Vincent Retort, Jason Reinhardt, Judy Hamel, Wupen Yuen, and Jae Kim
2023	Wajid Ali, Vincent Retort, Jason Reinhardt, and Judy Hamel
2022	Wajid Ali, Vincent Retort, Jason Reinhardt, and Judy Hamel

(4) TSR determined in Column (h) is based on the value of an initial fixed investment of $100 in LITE as of July 4, 2021. TSR determined in Column (i) is based on the value of an initial fixed investment of $100 in the NASDAQ 100 Technology Sector Index as of July 4, 2021.

(5) The dollar amounts in Column (j) are LITE's GAAP net Income for each fiscal year (in millions). The GAAP net loss for fiscal year 2026 was driven by the equalization of certain amounts of our convertible notes in the fourth quarter of fiscal year 2026, which contributed to a one-time, non-cash loss on debt extinguishment of $7.8 billion.

(6) Lumentum selected Revenue as its Company Selected Measure, which is the most important financial measure that links Company performance with Compensation Actually Paid. Dollar amounts in Column (k) are LITE's GAAP revenue for each fiscal year (in millions).

Relationship Between Compensation Actually Paid and Performance Measures

The graphs below illustrate the relationship between compensation actually paid to our PEO, former PEO, and the average of the compensation actually paid to our remaining NEOs, with (i) our cumulative TSR, and Peer Group TSR, (ii) our net income, and (iii) our revenue, in each case, for the fiscal years 2022 through 2026.

TSR amounts reported in the graph assume an initial fixed investment of $100, and that all dividends, if any, were reinvested.


Lumentum Holdings Inc. CAP vs TSR
Compensation Actually Paid ($M)
$500.00
$450.00
$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
Value of $100 Investment from 7/3/2021
$1,200.00
$1,000.00
$800.00
$600.00
$400.00
$200.00
$0.00
($200.00)
$93.23
$72.07
$10.94
$3.91
$92.77
$67.96
$6.16
$2.01
$124.38
$61.00
$9.28
$3.20
$133.13
$113.51
$46.66
$34.15
$11.99
$474.25
$978.77
$158.19
$199.10
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026
PEO CAP ($M) - Alan Lowe
PEO CAP ($M) - Michael Hurlston
Avg NEO CAP ($M)
LITE TSR
NASDAQ 100 Technology Sector TSR


Lumentum Holdings Inc. CAP vs Net Income
Compensation Actually Paid ($M)
Net Income ($M)
$500.00
$450.00
$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
$1,000.00
$0.00
($1,000.00)
($2,000.00)
($3,000.00)
($4,000.00)
($5,000.00)
($6,000.00)
($7,000.00)
($8,000.00)
$198.90
($131.60)
($546.50)
$25.90
($6,935.10)*
$474.25
$158.19
$10.94
$3.91
$6.16
$2.01
$9.28
$3.20
$46.66
$34.15
$11.99
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026
PEO CAP ($M) - Alan Lowe
PEO CAP ($M) - Michael Hurlston
Avg NEO CAP ($M)
Net Income ($M)

* *The GAAP net loss for fiscal year 2026 was driven by the equalization of certain amounts of our convertible notes in the fourth quarter of fiscal year 2026, which contributed to a one-time, non-cash loss on debt extinguishment of $7.8 billion.*


Lumentum Holdings Inc. CAP vs Revenue ($M)
Compensation Actually Paid ($M)
Revenue ($M)
$500.00
$450.00
$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
$3,500.00
$3,000.00
$2,500.00
$2,000.00
$1,500.00
$1,000.00
$1,712.6
$1,767.0
$1,359.2
$1,645.0
$3,014.0
$474.25
$158.19
$10.94
$3.91
$6.16
$2.01
$9.28
$3.20
$46.66
$34.15
$11.99
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026
PEO CAP ($M) - Alan Lowe
PEO CAP ($M) - Michael Hurlston
Avg NEO CAP ($M)
Revenue ($M)

Performance Measures

A mix of performance measures are used in order to align executive pay with Company performance. As required by SEC rules, the performance measures identified as the most important for NEOs' 2026 compensation decisions are listed in the table below, each of which is described in more detail in the CD&A.

Most Important Performance Measures Driving Compensation Actually Paid
Revenue
Gross Margin
Operating Income
Earnings per Share

Mr. Hurlston's Offer Letter

We entered into an offer of employment with Mr. Hurlston dated January 28, 2025 (the "Hurlston Offer Letter"). Pursuant to the Hurlston Offer Letter, we will pay Mr. Hurlston an annual base salary of $900,000, and an Annual Incentive Plan bonus based on a target opportunity of 130% of his base salary for each fiscal year that he is employed with us, provided that his annual bonus for fiscal year 2025 will be prorated for his days of employment during that year.

Under the Hurlston Offer Letter, we provided Mr. Hurlston with a cash sign-on bonus of $2,000,000, necessary to offset compensation not received from his previous employer. If prior to February 7, 2027, Mr. Hurlston voluntarily terminates his employment for any reason or no reason, or his employment is terminated by us for "Cause" as defined in the Hurlston Offer Letter, he will be required to repay up to 50% of the gross amount of the signing bonus, prorated based on the number of days in the two-year period following his termination date.

Beginning in fiscal year 2026, Mr. Hurlston is eligible for annual long-term incentive awards with a target opportunity of $10 million.

In addition, effective as of his start date, as an inducement material to him entering into employment with us and necessary to recruit him, Mr. Hurlston was granted equity awards as follows:

- RSUs with a grant date value of $9 million, necessary to offset compensation forfeited at his previous employer, that will vest as to 1/3 of the award on the one year anniversary of the grant date and as to the remaining 2/3 of the award in substantially equal quarterly installments over the subsequent eight calendar quarters, subject to Mr. Hurlston remaining employed with us through the relevant vesting date;
- RSUs and PSUs on the same terms as the grants made to our executive officers for the fiscal years 2025 – 2027 performance period, with a grant date value of $2 million, with approximately 50% of the value allocated to PSUs and 50% allocated to time-based RSUs that will vest beginning on the one-year anniversary of the grant date and quarterly thereafter, provided that all unvested shares will vest at the same time as the date on which the time-based RSUs granted to the management team under the same fiscal years 2025 – 2027 program vest;
- rTSR PSUs with a value of $14 million that vest based on our total stockholder return ("TSR") performance as compared to the S&P 500 Information Technology (Sector) Index (the "Index") over the four-year period beginning on the first trading day following the grant. The number of shares subject to each of these equity awards will be calculated by dividing the dollar value by the average of the volume weighted average trading price of our common stock during the 60 days preceding the grant date.

The sign-on bonus as well as the Initial Time-Based RSUs and the rTSR PSUs were intended to compensate Mr. Hurlston for compensation foregone at his prior employer and to motivate strong performance.

The rTSR PSUs are eligible to vest over a four-year period beginning on the date of grant, based on the TSR performance of our common stock compared to the TSR of the Index, taking into account the value of the shares or the Index as of a given date by the average closing price over the 90 consecutive trading days ending on the last trading day prior to such date, with payments established based on achievement as set forth in the description above. The rTSR PSUs vest only if the TSR performance of our common stock exceeds the TSR of the Index. The four-year measurement period is designed to reward Mr. Hurlston only if we achieve sustained growth in stock price.

For more information on the terms of those awards, please see the section titled "Fiscal Year 2025 Equity Awards for Mr. Hurlston" above.

The Hurlston Offer Letter also provides that Mr. Hurlston will be eligible to participate in our Amended and Restated Change in Control and Severance Benefits Plan (the "Lumentum CIC Plan"), as described in "2015 Change in Control and Severance Benefits Plan, as amended" below, subject to certain enhancements provided in the Hurlston Offer Letter. Specifically, these enhancements provide that, in the event of a termination of Mr. Hurlston's employment outside the Coverage Period (as defined in the Lumentum CIC Plan) for a Change in Control by us without Cause (as defined in the Lumentum CIC Plan) or by Mr. Hurlston for Good Reason (as described below), Mr. Hurlston will be entitled to receive (i) severance payments equal to 200% of his annual base salary and 200% of his target annual bonus, (ii) accelerated vesting of 100% of the Initial Time-Based RSU, and (iii) accelerated vesting of the other time-based equity awards that would have vested over the 12-month period following the termination date and (iv) payment or reimbursement of COBRA benefits for up to 18 months. The Hurlston Offer Letter also provides that the definition of "Good Reason" will have the meaning set forth in the Lumentum CIC Plan, but will also include the failure of a successor entity to provide the enhanced severance provisions provided for in the Hurlston Offer Letter as they exist at the time of succession.

2015 Change in Control and Severance Benefits Plan, as amended

In April 2015, the board of directors of JDSU approved the Lumentum 2015 Change in Control and Severance Benefits Plan (the "Lumentum CIC Plan"), which was last amended by the Lumentum Compensation Committee in November 2025. Pursuant to the plan, participants, including the NEOs, will receive cash payments, COBRA reimbursements, and accelerated vesting of options, restricted stock units, performance-based equity awards and other securities under the following circumstances. Mr. Hurlston is a participant in the Lumentum CIC Plan, as modified by the terms of the Hurlston Offer Letter as described above.

In the event a participant's employment is terminated without "cause" (as defined in the Lumentum CIC Plan) or the participant resigns for "good reason" (as defined in the Lumentum CIC Plan), in either case, occurring outside the date beginning on the public announcement by Lumentum of an intent to consummate a change in control of Lumentum and ending 12 months following the consummation of the change in control (such period, the "Coverage Period"), the participant will be entitled to receive from the Company (subject to the executive signing and not revoking a release of claims that becomes effective in accordance with the Lumentum CIC Plan):

A. accelerated vesting of unvested Lumentum time-based equity awards held at the time of termination as to the number of shares that otherwise would vest over the nine-month period following the termination date;
B. acceleration of performance-based equity awards (other than with respect to equity based awards issued in connection with the Company's annual incentive plan) as follows:
    - if a participant's termination date occurs before the end of the applicable performance period that relates to a portion of a performance-based equity award, then acceleration of vesting as to the product of (i) the target number of units or shares subject to such portion of the performance-based equity award, as applicable, determined based on the lesser of target performance or estimated actual performance (or for rTSR-based awards, actual performance through a shortened period ending prior to termination) multiplied by (ii) the quotient derived from the number of full months the participant remained in continuous service from the beginning of the award's first performance period through termination date, over the total months from the beginning of the performance period through the end of the applicable vesting period for such portion, plus
    - if a participant's termination date occurs on or after the end of the applicable performance period that relates to a portion of a performance-based equity award, then acceleration of vesting as to the number of units or shares subject to such portion of the performance-based equity award, as applicable, which have been earned, but not yet vested as of the termination date (or in the event that the determination of the achievement for such completed performance period has not yet been approved by the compensation committee as of the termination date, then the number of units or shares subject to such earned award that will be earned as of the date the compensation committee determines the achievement of the performance objective for such performance period);
C. a lump sum payment (less applicable tax and other withholdings) equal to 100% of the participant's annual base salary as of the termination date plus 100% of the greater of the participant's target annual bonus for the year in which employment terminated or the mean average of the participant's annual bonuses paid in the 3 years preceding the year in which employment was terminated; and
D. reimbursement of COBRA premiums for the lesser of 12 months or the maximum allowable COBRA period.

In the event of a qualifying termination (as defined below), each of the participants will be entitled to receive:

A. accelerated vesting of outstanding Lumentum equity awards (including accelerated vesting of any performance-based awards at actual achievement for completed performance periods and at the greater of 100% of the target achievement level or estimated actual performance (or for rTSR-based awards, actual performance through a shortened period ending prior to termination) for uncompleted performance periods) (effective as of the later of the date of termination or the date of the consummation of the change in control);
B. a lump sum payment (less applicable tax and other withholdings) equal to two years' base salary plus 200% of the greater of the participant's target annual bonus for the year in which employment terminated or the mean average of the participant's annual bonuses paid in the 3 years preceding the year in which employment was terminated; and
C. reimbursement of COBRA premiums for the lesser of 18 months or the maximum allowable COBRA period.

A qualifying termination under the Lumentum CIC Plan is (i) any involuntary termination without cause or resignation for good reason during the Coverage Period, or (ii) any termination due to disability or death occurring within 12 months following a change in control of Lumentum.

A change in control of Lumentum includes the acquisition by any person of more than 50% of the fair market value or voting power of outstanding Lumentum voting stock, a merger of Lumentum unless the Lumentum stockholders retain more than 50% of the voting power of the securities of the surviving entity and the Lumentum directors constitute a majority of the surviving entity's board of directors, or a sale of substantially all of the assets of Lumentum.

In the event a participant's employment is terminated due to death or disability outside of a change in control period, (subject to the executive, or their successor, signing and not revoking a release of claims that becomes effective in accordance with the agreement), the participant will receive vesting acceleration of 100% of outstanding Lumentum equity awards (including accelerated vesting of any performance-based awards at actual achievement for which the applicable performance period has been completed, or at the greater of 100% of target achievement level or estimated actual performance (or for rTSR-based awards, actual performance through a shortened period ending prior to termination) for performance periods that are not completed).

A participant is any participant designed by the Compensation Committee of the Board. An eligible executive is any individual employed by Company or any of its subsidiaries in the United States or Canada and on a United States or Canada payroll who is at or above the Senior Vice President level.

The Lumentum CIC Plan is administered by the Compensation Committee of our board of directors.

Potential Payments upon a Termination or Change in Control

The following table describes potential payments and benefits that would have been received or receivable by each NEO if employment had been terminated under various circumstances on June 26, 2026, the last business day of our most recent fiscal year, under the Lumentum CIC Plan as amended in August 2023, as modified by the Hurlston Offer Letter with respect to Mr. Hurlston, and under our Annual Incentive Plan. The value of accelerated equity is based on a price per share of $816.98, the closing stock price on June 26, 2026, the last trading day of our most recent fiscal year.

			Before Change in Control Period	Within Change in Control Period
Name	Benefit	Termination upon Death or Disability outside Change in Control Period ($)	Termination w/o Cause or for Good Reason ($)	Termination w/o Cause, upon Death or Disability or for Good Reason ($)
Michael Hurlston	Salary		1,800,000	1,800,000
	AIP	2,179,710	2,340,000	2,340,000
	Equity Awards	279,118,765	158,362,593	279,118,765
	COBRA		40,361	60,542
	Total	281,298,475	162,542,954	283,319,307
Wajid Ali	Salary		556,000	1,112,000
	AIP	1,035,828	556,000	1,112,000
	Equity Awards	79,113,695	76,508,750	79,113,695
	COBRA		29,102	43,653
	Total	80,149,523	77,649,852	81,381,248
Jae Kim	Salary		450,000	900,000
	AIP	628,763	337,500	675,000
	Equity Awards	57,501,504	42,863,248	57,501,504
	COBRA		40,361	60,542
	Total	58,130,267	43,691,109	59,132,046
Vincent Retort	Salary		556,000	1,112,000
	AIP	1,035,828	556,000	1,112,000
	Equity Awards	106,496,611	80,259,336	106,496,611
	COBRA		29,216	43,824
	Total	107,532,439	81,400,552	108,764,435
Wupen Yuen	Salary		504,000	1,008,000
	AIP	938,952	504,000	1,008,000
	Equity Awards	111,414,829	81,702,837	111,414,829
	COBRA		39	58
	Total	112,353,781	82,710,875	113,430,887

Equity Compensation Plan Information

The following table sets forth information about shares of Lumentum's common stock that may be issued under Lumentum's equity compensation plans, including compensation plans that were not approved by Lumentum's stockholders, if any. Information in the table is as of June 27, 2026.

	(a)	(b)	(c)
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]**	**Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))**
Equity compensation plans approved by security holders[1]	2,208,276	0	3,217,087
Equity compensation plans not approved by security holders[2]	735,679	8.06	261,607
TOTAL	**2,943,955**	**–**	**3,478,694**

(1) *Includes our 2015 Plan and 2025 Plan. As of June 27, 2026, there were no options or RSAs outstanding under either the 2015 Plan or the 2025 Plan. There is no exercise price for RSUs or PSUs. Following the adoption of our 2025 Plan, no further awards may be granted under the 2015 Plan.*

(2) *On November 28, 2023 we adopted and assumed the Cloud Light Share Option Scheme (the "Cloud Light Scheme") in connection with the Cloud Light acquisition and we reserved a total of 1.5 million shares of common stock for issuance thereunder, of which stock options covering 1.15 million shares were granted at the closing of the Cloud Light acquisition. As of June 27, 2026, there were 286,482 options and 92,771 shares subject to RSUs outstanding under the Cloud Light Scheme. No further awards may be made under the Cloud Light Scheme. In February 2025, our board of directors approved the 2025 Inducement Equity Incentive Plan (the "Inducement Plan") in accordance with Listing Rule 5625(c)(4) of the corporate governance rules of the Nasdaq Stock Market. As of June 27, 2026 there were no options or RSAs outstanding under the Inducement Plan. There is no exercise price for RSUs or PSUs.*

The purpose of the Cloud Light Scheme was to attract and retain the best available personnel, to provide additional incentive to employees, directors, consultants and advisers of Lumentum and our subsidiaries and to promote the success of the business of Lumentum and our subsidiaries. Following the Cloud Light acquisition, the Cloud Light Scheme provided for awards of non-statutory stock options and restricted stock units with respect to Lumentum's common stock, which may be made to employees, directors, consultants and advisors of Lumentum and its subsidiaries who were not service providers of Lumentum or its subsidiaries prior to the Cloud Light acquisition.

The Inducement Plan has substantially the same terms as the 2015 Plan and was approved for the purpose of granting awards to new hires, including our new CEO.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table reports the number of shares of our common stock beneficially owned as of August 28, 2026 by (i) all persons who are known to us to be beneficial owners of five percent or more of our common stock, (ii) each of our directors and named executive officers, and (iii) all of our directors and named executive officers as a group. We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options or restricted stock units held by that person that are currently exercisable or exercisable within 60 days of August 28, 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. We have based percentage ownership of our common stock on 90,385,389 shares of our common stock outstanding as of August 28, 2026. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Lumentum Holdings Inc., 1001 Ridder Park Drive, San Jose, California 95131.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	
5% or more Stockholders	**Number**	**Percentage**
Vanguard Capital Management[(1)]	5,252,142	5.8%
BlackRock Inc.[(2)]	5,240,774	5.8%
Directors and Named Executive Officers		
Michael E. Hurlston	31,713	*
Pamela F. Fletcher	6,123	*
Isaac H. Harris	6,258	*
Penelope A. Herscher	40,152	*
Julia S. Johnson	12,037	*
Brian J. Lillie	12,627	*
Paul R. Lundstrom	2,798	*
Ian S. Small	19,725	*
S. Thad Trent	–	*
Wajid Ali	46,005	*
Jae Kim	8,999	*
Vincent Retort	5,191	*
Wupen Yuen	62,250	*
All directors and executive officers as a group (13 persons)	253,878	*

* *indicates ownership of less than 1% of our common stock.*

(1) *Based solely on a Schedule 13G/A filing by Vanguard Capital Management dated April 30, 2026, reporting sole voting power over 612,354 shares and sole dispositive power over 5,252,142 shares. The address for Vanguard Capital Management is 100 Vanguard Blvd., Malvern, PA 19355.*

(2) *Based solely on a Schedule 13G/A filing by Blackrock Inc. dated April 24, 2026, reporting sole voting power over 4,893,942 shares and sole dispositive power over 5,240,774 shares. The address for Blackrock Inc. is 50 Hudson Yards, New York, NY 10001.*

RELATED PERSON TRANSACTIONS

There were no transactions, nor are there any currently proposed transactions or series of similar transactions, since the beginning of our last fiscal year, to which we were, or are to be, a participant, in which:

- the amounts involved exceeded or will exceed $120,000; and
- any of our directors, nominees for director, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of such individuals, had or will have a direct or indirect material interest.

Policies and Procedures for Related Party Transactions

Our Audit Committee has the primary responsibility for reviewing and approving or ratifying related party transactions. We have a formal written policy providing that a related party transaction is any transaction between us and an executive officer, director, nominee for director, beneficial owner of more than 5% of any class of our capital stock, or any member of the immediate family of any of the foregoing persons, in which such party has a direct or indirect material interest and the aggregate amount involved exceeds $120,000. In reviewing any related party transaction, our Audit Committee is to consider the relevant facts and circumstances available to our Audit Committee, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party's interest in the transaction. Our Audit Committee has determined that certain transactions will be deemed to be pre-approved by our Audit Committee, including certain executive officer and director compensation, transactions with another company at which a related party's only relationship is as a non-executive employee, director or beneficial owner of less than 10% of that company's shares and the aggregate amount involved does not exceed the greater of $200,000 or 2% of the company's total revenues, transactions where a related party's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally. If advance approval of a transaction is not feasible, the chair of our Audit Committee may approve the transaction and the transaction may be ratified by our Audit Committee in accordance with our formal written policy.

OTHER MATTERS

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers, and holders who beneficially own greater than 10% of our common stock, to file certain reports of securities ownership and changes in such ownership with the SEC. Specific due dates for these reports have been established by the SEC, and the Company is required to report any known failure to file by these dates in this Proxy Statement.

To the Company's knowledge, based solely on a review of the copies of the reports filed with the SEC and on written representations from certain reporting persons that no other reports were filed, we believe all filings required by our officers, directors, and person s who own more than 10% of our outstanding common stock were timely filed for the fiscal year ended June 27, 2026 through the date of this Proxy Statement, except for the following:

- Due to administrative error, the Forms 4 for Isaac Harris, reporting equity grants made on March 31, 2026, April 30, 2026 and May 29, 2026, that should have been filed by April 2, 2026, May 4, 2026 and June 2, 2026, respectively, were filed on July 7, 2026.

Note About Forward-Looking Statements

Various statements in this Proxy Statement, including estimates, projections, objectives and expected results, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are generally identified by the words "believe," "expect," "anticipate," "intend," "opportunity," "plan," "project," "will," "should," "could," "would," "likely" and similar expressions and include statements about our strategies, markets, business and opportunities. Forward-looking statements are based on current assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements, including the risks and uncertainties discussed in Item 1A – Risk Factors of the Form 10-K for the fiscal year ended June 27, 2026 included in the Annual Report provided with our proxy materials as well as our other filings with the Securities and Exchange Commission. We undertake no obligation to update, or revise publicly, any forward-looking statements.

References to our website in this Proxy Statement are not intended to function as a hyperlink and the information contained on our website is not intended to be part of this Proxy Statement.

Fiscal Year 2026 Annual Report and SEC Filings

Our financial statements for our fiscal year ended June 27, 2026 are included in our Annual Report on Form 10-K, which we will make available to stockholders at the same time as this Proxy Statement. This Proxy Statement and our Annual Report are posted on our website at *www.lumentum.com* and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our Annual Report without charge by sending a written request to Lumentum Holdings Inc., Attention: Investor Relations, 1001 Ridder Park Drive, San Jose, California 95131.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of Voting Stock they represent in accordance with their own judgment on such matters.

It is important that your shares of Voting Stock be represented at the Annual Meeting, regardless of the number of shares that you hold. Therefore, you are urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS

San Jose, California
October 6, 2026

APPENDIX A

Reconciliation of GAAP and Non-GAAP Financial Measures

The Letter to Stockholders and the Compensation Discussion and Analysis section ("CD&A") of this Proxy Statement contains non-GAAP financial measures for net income per share, gross margin and operating margin. Lumentum believes this non-GAAP financial information provides additional insight into the Company's on-going performance and has therefore chosen to provide this information to investors for a more consistent basis of comparison and to help them evaluate the results of the Company's on-going operations and enable more meaningful period to period comparisons. Specifically, the Company believes that providing this information allows investors to better understand the Company's financial performance and, importantly, to evaluate the efficacy of the methodology and information used by management to monitor, manage, evaluate and measure such operating performance. However, investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. In particular, many of the adjustments to our GAAP financial measures reflect the exclusion of items that are recurring and will be reflected in our financial results for the foreseeable future. Moreover, the non-GAAP financial measures we present may be different from non-GAAP measures used by other companies or may not be comparable to similarly titled measurements reported by other companies, limiting their usefulness for comparison purposes. We do not consider non-GAAP financial measures to be a substitute for, or superior to, the information provided by GAAP financial measures, and the non-GAAP financial measures used in this Proxy Statement should not be considered in isolation from measures of financial performance prepared in accordance with GAAP.

Non-GAAP earnings per share, non-GAAP gross margin and non-GAAP operating margin exclude certain items as set forth in the reconciliation tables below. The presentation of these and other similar items in Lumentum's non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent or unusual.

A quantitative reconciliation between GAAP and non-GAAP financial data with respect to historical periods is included in the table below ($ in millions, except per share data):

	FY 2025	FY 2026
Net revenue	$1,645.0	$3,014.0
Gross profit on GAAP basis	459.9	1,255.9
Stock-based compensation and related payroll taxes	36.9	44.0
Other charges, net	(10.4)	(0.8)
Integration related costs	2.9	0.2
Amortization of acquired intangibles	82.2	77.6
Acquisition-related warranty provision	-	9.8
Gross profit on non-GAAP basis	$571.5	$1,386.7
Gross margin* on GAAP basis	28.0%	41.7%
Gross margin* on non-GAAP basis	34.7%	46.0%
* gross margin is calculated as gross profit divided by net revenue		
Income (loss) from operations on GAAP basis	$(180.1)	$524.8
Stock-based compensation and related payroll taxes	177.2	191.3
Intangible assets write-off	2.7	2.5
Acquisition related costs, net	1.2	2.1
Integration related costs	9.2	2.4
Other charges, net	12.3	17.0
Amortization of acquired intangibles	149.7	135.7
Acquisition-related warranty provision	-	9.8

	FY 2025	FY 2026
Restructuring and related charges	22.8	11.4
Gain on sale of facility	(34.9)	-
Income from operations on non-GAAP basis	$160.1	$897.0
Operating margin* on a GAAP basis	(10.9)%	17.4%
Operating margin* on a non-GAAP basis	9.7%	29.8%
* operating margin is calculated as income (loss) from operations divided by net revenue		

Net income (loss) on GAAP basis	$25.9	($6,935.1)
Stock-based compensation and related payroll taxes	177.2	191.3
Intangible assets write-off	2.7	2.5
Acquisition related costs, net	1.2	0.3
Integration related costs	9.2	2.4
Acquisition-related warranty provision	-	$9.8
Escrow settlement	-	(27.5)
Other charges, net	12.3	17.0
Amortization of acquired intangibles	149.7	135.7
Restructuring and related charges	22.8	11.4
Foreign exchange losses, net	4.2	0.5
Loss on debt extinguishment	-	7,756.6
Inducement expense	-	5.9
Non-cash interest expense	3.0	3.8
Gain on sale of facility	(34.9)	-
Non-GAAP income tax reconciling adjustments	(226.9)	(392.3)
Net income on non-GAAP basis	$146.4	$782.3
Net income (loss) per share on a GAAP basis	$0.37	$(92.96)
Net income per share on non-GAAP basis (diluted)	$2.06	$8.67
Shares used in per share calculation - diluted on GAAP basis	69.6	74.6
Non-GAAP adjustment	1.6	15.6
Shares used in per share calculation - diluted on non-GAAP basis	71.2	90.2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 27, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 001-36861

Lumentum Holdings Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**47-3108385**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1001 Ridder Park Drive, San Jose, California 95131

(Address of principal executive offices including Zip code)

(408) 546-5483

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value of $0.001 per share	LITE	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐
						Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $16,469 million, based on the closing sales price of the registrant’s common stock on December 26, 2025 (the last business day of the registrant’s most recently completed second fiscal quarter) of $390.77 per share, as reported on the Nasdaq Global Select Market. Shares of common stock held by officers, directors and holders of more than five percent of the outstanding common stock have been excluded from this calculation because such persons may be deemed to be affiliates.

As of August 14, 2026, the Registrant had 89.7 million shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the information called for by Part III of this Annual Report on Form 10-K are hereby incorporated by reference from the definitive proxy statement for the registrant’s annual meeting of stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after the registrant’s fiscal year ended June 27, 2026.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements relate to, among other things, our markets and industry, products and strategy, the impact of export regulation changes, the expected benefits of our acquisitions, macroeconomic conditions, including supply chain conditions and inventory management by our customers, instability and uncertainty in the banking and financial services markets, and tightening credit markets on our business and results of operations, sales, gross margins, operating expenses, capital expenditures and requirements, liquidity, product development and research and development efforts, manufacturing plans, litigation, effective tax rates and tax reserves, our corporate and financial reporting structure, our plans for growth and innovation, our expectations regarding U.S.-China relations, international trade regulation and restrictions (including tariffs, duties, and export controls to be implemented by the U.S. and other countries), market and regulatory conditions, trends and uncertainties in our business and financial results, and are often identified by the use of words such as, but not limited to, "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "project," "seek," "should," "target," "will," "would," "contemplate," "believe," "predict," "potential" and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management, which are in turn based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" included under Part I, Item 1A of this Annual Report. Furthermore, such forward-looking statements speak only as of the date of this Annual Report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

PART I

ITEM 1. BUSINESS

General

Overview

Lumentum Holdings Inc. ("we," "us," "our", "Lumentum" or the "Company") is a global leader in optical and photonic technologies and an industry-leading provider of optical and photonic products based on revenue and market share. Our products are essential to a range of cloud, artificial intelligence and machine learning ("AI/ML"), telecommunications, consumer, and industrial end-market applications. We operate in one reportable segment as a single, integrated enterprise. See "Note 17. Operating Segments and Geographic Information" to the consolidated financial statements.

We disaggregate revenue by type of product, which are Components and Systems, and by geography. A Components product is defined as one of the individual building blocks that goes into creating a larger solution. It is typically not a complete solution on its own but rather a specialized element that enables system functionality. This includes semiconductor laser chips, laser sub-assemblies, line subsystems and wavelength management systems. These are supplied to customers who then integrate them into their own full system solutions. Components represent foundational parts that support or enable that system's operation and include optical chips and subsystems that are supplied to cloud data center operators, AI/ML infrastructure providers, and network equipment manufacturer customers.

A Systems product is defined as a complete, stand-alone solution that delivers full functionality to the end customer. It is typically self-contained and ready to operate within a customer's network or application environment. This includes optical modules, optical circuit switches, and industrial lasers such as short-pulse solid-state lasers and kilowatt-class fiber lasers. These products integrate multiple technologies and subsystems into a finished solution that directly addresses a customer's needs. A system represents the end-product that can be deployed and used independently.

Our products enable high-capacity optical links for cloud computing, AI/ML workloads, and data center interconnect ("DCI") applications, as well as for communications service provider networks. Our offerings support access (local), metro (intracity), long-haul (intercity and global), and submarine (undersea) network infrastructure. Our products serve enterprise network infrastructure needs, including storage area networks ("SANs"), local area networks ("LANs"), and wide area networks ("WANs"). Demand for our products is fueled by the ongoing expansion of network capacity required to support cloud services, AI/ML processing, streaming video, video conferencing, wireless and mobile connectivity, and the internet of things ("IoT"). In addition, our industrial laser products are used for precision material processing across diverse industries, including semiconductor and microelectronics fabrication, electric vehicle and battery production, metal cutting and welding, and advanced manufacturing that emphasize greater manufacturing precision, flexibility, and sustainability.

We have a global footprint that enables us to address global market opportunities for our products with employees engaged in research and development ("R&D"), administration, manufacturing, support and sales and marketing activities in various locations worldwide. Our headquarters are located in San Jose, California, and we have manufacturing capabilities and facilities in North America, Asia-Pacific, and Europe.

Lumentum was incorporated in Delaware as a wholly owned subsidiary of JDS Uniphase Corporation ("JDSU") on February 10, 2015. In August 2015, we were spun off from JDSU and became an independent publicly traded company through the distribution of our common stock by JDSU to its stockholders.

Since our spin-off from JDSU (now Viavi Solutions, Inc., or Viavi), we have completed a number of acquisitions, including Oclaro, Inc. ("Oclaro") in 2018, NeoPhotonics Corporation and IPG Photonics' telecom transmission product lines in 2022, and Cloud Light Technology Limited ("Cloud Light") in 2023. These acquisitions have enhanced our product portfolio, broadened our revenue mix and strengthened our position to meet the evolving needs of our customers.

Our Industry

Our business is driven by end-market applications leveraging the performance advantages of advanced optical and photonic solutions. We operate within global markets characterized by robust, long-term growth trends that are increasing demand for our products and technologies.

The convergence of factors including the growing reliance on data transmission, the rapid adoption of AI/ML, and the increasing digitalization of society is driving expansion in cloud data centers and the demand for higher-bandwidth network solutions. Our products and technologies are at the forefront of these trends, engineered to support increased data volumes and computational loads while meeting the industry's need for advanced network capabilities.

Additionally, the manufacturing industry's pursuit of higher precision, innovative materials, and improved efficiency fuels demand for industrial laser-based solutions. Lumentum is well-positioned to capitalize on this trend through the provision of ultrafast lasers for micromachining and advanced material processing. In addition, we also produce laser emitters for 3D sensing applications in consumer electronics.

While we maintain a positive outlook on the long-term prospects for our products and technologies, we acknowledge the presence of industry and market risks and uncertainties, including fluctuations in supply and demand, that have led to volatility in our business and financial performance.

Industry Conditions

Through fiscal year 2024, we experienced significant fluctuations in demand as customers delayed projected shipments or built up inventory in response to supply shortages and then brought down inventories as supply chain constraints eased. Our revenue fluctuated in response to these changes in demand and our margins were adversely impacted as we were not able to fully recover costs, such as underutilized manufacturing capacity. However, beginning in the first quarter of fiscal year 2025, network equipment manufacturers normalized inventory levels; and since then, we have seen increasing demand from AI and cloud customers as they continue to expand their data centers, driven in part by the continued advances in cloud and AI infrastructure. This demand is outpacing our current supply which has required us to make decisions on supply allocation. We are investing in manufacturing capacity, both internally and with contract manufacturers, to meet demand.

Our supply chain is complex, and we need to manage supply of certain components required to build our products while confronted with fluctuating demand from our customers. From time to time, we experience logistics and supply chain issues and shortages of the types of components we and our customers require in our products, and when we experience these shortages, we have had to incur incremental supply and procurement costs in order to increase our ability to fulfill demands from our customers.

Due to worldwide operations, we and our customers are also subject to risks relating to the global trade environment. We are actively monitoring and assessing the global trade environment, particularly with respect to various proposed and enacted changes in tariff regulations and trade restrictions. The ongoing uncertainty surrounding trading policies, including the potential for additional tariffs, restrictions related to our customers and retaliatory measures by non-U.S. governments, continues to create a volatile environment that could disrupt our operations. The imposition of tariffs on certain imported goods and materials and export controls on critical components may increase our costs and place upward pressure on the cost of goods sold, which, in turn, may reduce our gross margins if we are unable to pass these costs onto customers through price increases.

For more information on risks associated with supply chain constraints and customer inventory, as well as tariffs and other trade restrictions, refer to Item 1A "Risk Factors" of this Annual Report.

Geopolitical Developments

As a global business with operations spanning diverse geographic regions, we are exposed to geopolitical risks. Fluctuations in the geopolitical landscape, including war, military conflicts, changes in export regulations, the effects of heightened, scheduled, or proposed tariffs, and shifts in national priorities and foreign relations policies, can significantly impact our business. For instance, modifications to trade restrictions and export regulations can adversely affect both product demand and our ability to supply customers, which would harm revenue and profit margins. Moreover, disruptions in our customers' supply chains due to geopolitical events could reduce or delay their demand for our products, ultimately impacting our revenue and operating results.

For more information on risks associated with the change in geopolitical landscape and regulatory actions, refer to Item 1A "Risk Factors" of this Annual Report.

Markets

We maintain leading market positions in our fast-growing optical networking markets through our extensive product and technology portfolio and close relationships with a wide range of market-leading customers. We provide a wide range of optical and photonic components, modules, and subsystems that support high-speed, high-capacity transmission of data over fiber optic links in cloud data centers, AI/ML, enterprise and communications services networking. Our customers include cloud and network service providers, AI infrastructure providers, and network equipment manufacturers ("NEMs"). Within data center and AI/M applications, our products enable high-speed interconnection across networked servers, AI accelerators, storage, and switches. Within communication service provider applications, our products support high-capacity access (local), metro (intracity), long-haul (city-to-city and worldwide) and submarine (undersea) optical networks.

Within the industrial market, our diode lasers serve as pump sources for high-power fiber lasers used in metal fabrication and other demanding applications. Our ultrafast lasers cater to industries such as printed circuit board manufacturing, semiconductor processing, electric vehicle battery production, solar cell production, and flat panel display fabrication, where precise micromachining is essential.

In the consumer electronics market, our laser light sources are integral components of 3D sensing cameras used in smartphones, computers, and other consumer electronics devices. These 3D sensing capabilities enable applications such as biometric identification, augmented and virtual reality, and computational photography.

Trends

The convergence of cloud computing and AI is driving rapid innovation and expansion in optical hardware for hyperscale operators. The immense computational demands of training and running AI models are shifting infrastructure from traditional copper interconnects to high-speed photonics. Concurrently, surging data traffic from video streaming, search engines, e-commerce, and cloud services continues to fuel the data center expansion.

Photonic solutions offer substantial advantages over copper connections, including ultra-fast, high-volume data transmission and reduced electromagnetic interference, enabling data traffic to continue to scale to accelerate AI model training and enhance high-performance computing ("HPC") efficiency.

To address these challenges, web-scale companies are adopting distinct optical architectures:

- Scale-Out Optical Solutions: Optical hardware connects individual compute clusters, servers, and switches across the broader data center network to manage massive parallel workloads. This includes the adoption of 200G lane speed optical components that double data transfer rates compared to traditional 100G lanes.
- Scale-Up Optical Solutions: High-speed photonics and optical switches are deployed to directly cluster and interconnect GPUs and AI accelerators within the compute fabric, maximizing cluster efficiency and processing speeds.
- Scale-Across DCI Solutions: High-speed data center interconnects ("DCIs") are constructed to enable seamless, low-latency data exchange across geographically dispersed data center units. This scale-across capability optimizes resource utilization by allowing cloud operators to leverage and balance computing power across multiple disparate locations.

The exponential growth of data across industries also drives the expansion of long-haul, metro, and access networks. Dense wavelength-division multiplexing ("DWDM") technologies are being leveraged to increase data speeds while reducing costs. High-end networking equipment must now handle both legacy and internet protocol traffic while meeting stringent requirements for bandwidth, scalability, speed, reliability, compactness, and cost-effectiveness.

Further, the dynamic nature of network traffic demands agile optical networks that adapt to changing conditions. Technologies like Reconfigurable Optical Add-Drop Multiplexers ("ROADMs"), wavelength-selective switches, and tunable transmission products facilitate remote capacity adjustments. This need for capacity expansion across DCIs, metro regional networks, and long-haul networks is further accelerated by the widespread deployment of 5G mobile networks and bandwidth-intensive applications is increasing data speed at the network edge.

The industrial laser market is driven by the pursuit of precision and efficiency in material processing. Fiber lasers have surpassed gas lasers in sheet metal processing and welding due to their superior power, beam quality, power efficiency, and cost-effectiveness. This technology empowers manufacturers across metal fabrication, automotive, and electronics to produce smaller, lighter, and more functional products from advanced materials.

The trend toward miniaturization necessitates precise micromachining with minimal heat impact. Solid-state and ultrafast lasers excel in these tasks, replacing traditional tools for processes like creating vias in circuit boards and singulating wafers. Ultrafast lasers, with their exceptionally short pulses, are particularly adept at the delicate and precise micromachining required in semiconductor, display, solar cell, and EV battery production.

In the consumer market, laser light sources are integral to 3D sensors primarily used in mobile devices. This technology enables real-time depth perception, transforming image capture and granting devices the ability to perceive the world in three dimensions. Applications span biometric identification, computational photography, virtual and augmented reality, and natural user interfaces.

Offerings

Lumentum is a leading provider of high-speed optical transceivers and optical components underpinning modern AI and cloud computing applications. Optical transceivers and data interconnect solutions are essential for connecting servers, switches, and routers within data centers. We also manufacture key components used in optical transceivers and data interconnect solutions, including high-speed laser transmitters, photonic integrated circuits, and photodiodes, high-power laser light sources. For data center interconnects, Lumentum offers both its own coherent pluggable transceivers and the underlying ultra-narrow linewidth laser and coherent components used by transceiver customers.

Beyond standard offerings, we deliver customized solutions tailored to specific customer needs, such as high-power laser sources, compact laser arrays, and advanced packaging schemes enabling co-packaged optics and integrated photonics assemblies.

In metro and long-haul optical networks, Lumentum offers a comprehensive suite of coherent and direct-detect optical transmission components, modules, and optical transport solutions. Our tunable transceivers, transmitter modules, and high-speed coherent components are essential to DWDM systems maximizing fiber capacity and minimizing cost per bit.

For optical transport applications, we offer a broad range of products, including ROADMs, optical amplifiers, and optical channel monitors to efficiently switch, route, and condition optical signals. Our portfolio also includes pump lasers for optical amplifiers and passive components such as switches, attenuators, and wavelength-division multiplexing (WDM) systems. Beyond discrete components, we provide integrated modules, circuit packs, and subsystems for amplification, switching, and wavelength management. Additionally, our transport offerings include optical circuit switches for data center applications, helping to reduce power consumption and improve overall network efficiency.

We also offer a comprehensive range of industrial lasers to address diverse manufacturing needs. Our fiber lasers deliver kilowatt-class output power and excellent beam quality, making them ideal for sheet metal processing and general manufacturing applications. Additionally, high-power, solid-state and ultrafast lasers are used by manufacturers for precision machining tasks like drilling in printed circuit boards, wafer singulation, glass cutting, and solar cell scribing. Our 3D sensing products are primarily laser light sources, including higher-performance vertical-cavity surface-emitting lasers (VCSELs) and VCSEL arrays.

Strategy

In optical networking, we focus on technology leadership through innovation in close partnership with our customers, cost leadership and functional and vertical integration. We align the latest technologies with industry-leading, scalable manufacturing and operations to make us a valuable partner for cloud data center and network operators, AI/ML infrastructure providers, and NEMs. We aim to drive the next phase of data center infrastructure and communication data network scaling with technologies and products that are faster, more energy-efficient, more agile and more reliable.

Our commitment to innovation, particularly in photonic integration, drives the development of optical products that meet the evolving demands of data centers. Each product generation offers enhanced functionality, reduced size, lower power consumption, and improved cost-effectiveness. By providing a wide range of innovative optical solutions, from components to integrated modules to complete systems, we enable our customers to build the high-performance data center and communication networks of today and engineer those of the future.

In industrial lasers, we leverage our long-term relationships with OEM customers and our broad product and manufacturing technology portfolio to create innovative and valuable solutions that enable our customers to win in their markets.

Customers

During fiscal years 2026, 2025, and 2024, net revenue from a single end customer which represented 10% or more of our total net revenue of the applicable fiscal year is summarized in the table below:

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
Customer A	26.6 %	15.4 %	18.9 %
Customer B	15.0 %	16.0 %	11.4 %

International Operations

During fiscal years 2026, 2025 and 2024, net revenue from customers outside the United States based on the geographic region and country where our product is initially shipped to represented 79.2%, 81.0% and 73.8% of net revenue, respectively. Frequently, customers request shipment of our products to their factories, contract manufacturer factories, or other locations in countries that differ from their headquarter location (which in many cases is in the U.S.). Our net revenue is primarily denominated in U.S. dollars, including our net revenue from customers outside the United States based on customer shipment locations as described above. Refer to "Note 17. Operating Segments and Geographic Information" to the consolidated financial statements. For information regarding risks associated with our international operations, refer to Item 1A "Risk Factors" of this Annual Report.

Backlog

Due to possible changes in product delivery schedules and cancellation of product orders, and because our sales often reflect orders shipped in the same quarter in which they are received, our backlog at any particular date is not necessarily indicative of actual revenue or the level of orders for any succeeding period.

Competition

We compete against various public and private companies providing photonic components, modules, and systems. Some of these competitors are also our customers for certain of our products.

Seasonality

Our revenue may be influenced on a quarter-to-quarter basis by customer demand patterns and new product introductions. Some of our products may be incorporated into consumer electronic products, which are subject to seasonality and fluctuations in demand.

Mergers and Acquisitions

We evaluate strategic opportunities regularly and, where appropriate, have acquired and expect to acquire in the future, additional businesses, products, or technologies that are complementary to, or broaden the markets for our products. We believe we have strengthened our business model by expanding our addressable markets, customer base and expertise, diversifying our product portfolio and fortifying our core businesses through acquisitions as well as through organic initiatives.

Refer to "General - Overview" above and "Note 4. Business Combination" to the consolidated financial statements for additional information.

Research and Development

We devote substantial resources to research and development ("R&D") for the development of new and enhanced products to serve our current markets and attractive new markets for our technology. We also expend significant engineering resources to enhance both product performance and our ability to manufacture products in greater volume and at lower cost.

We are maintaining our capability to provide leading products throughout the network, while focusing on several important sub-segments. We are making significant investments in next generation optical components for cloud data center and AI/ML applications, including higher speed and higher optical power laser chips for use in high-speed datacom transceivers and data interconnection solutions. We are also investing in the development of new high-speed optical transceiver modules for use in cloud data center, AI/ML, and DCI applications. In addition, we are investing in the emerging optical circuit switching market to enable direct data transmission between fiber optic cables in data centers within the optical plane. We continue to invest in research and development to develop innovative components and modules for telecommunications networks, such as higher capacity ROADMs and tunable laser and coherent components and transceiver modules needed for long-haul and metro applications. We are also responding to market needs for higher levels of integration, including the integration of optics, electronics and software in our modules, subsystems and circuit packs. We continue to develop new solid-state, fiber, and ultrafast short pulse lasers that leverage our technologies. These products are targeted at serving customers engaging in the semiconductor device, solar cell, display, and electric vehicle and battery manufacturing markets as well as broader materials processing and precision micromachining end-markets. We also continue to develop new and enhanced laser diode products with higher performance and efficiency at lower cost, primarily for the consumer end-market.

Intellectual Property

Intellectual property rights that apply to our various products include patents, trade secrets and trademarks. We do not intend to broadly license our intellectual property rights unless we can obtain adequate consideration or enter into acceptable patent cross-license agreements. As of June 27, 2026, we owned approximately 1,000 U.S. patents and 900 foreign patents with expiration dates through 2046 and had approximately 670 patent applications pending throughout the world.

Manufacturing

We use a combination of our own wafer fabrication facilities, or wafer fabs, assembly and test facilities, as well as third-party contract manufacturers to produce our products. Our significant manufacturing facilities are located in the United States, Thailand, China, the United Kingdom, Slovenia, and Japan.

We expanded our manufacturing footprint through our various acquisitions, and in 2026, we continued to add to our footprint by acquiring a manufacturing facility in Greensboro, North Carolina. We have undertaken various initiatives to consolidate and restructure certain of our manufacturing and operational sites, particularly in light of efficiencies and synergies achievable from prior acquisitions, while also expanding overall manufacturing capacity for new and high growth product lines across our global manufacturing footprint.

Our significant contract manufacturing partners are located primarily in Thailand, Taiwan, Malaysia and the Philippines. We rely on the capabilities of our contract manufacturers to plan and procure components and manage the inventory in these locations.

Sources and Availability of Raw Materials

We use various suppliers and contract manufacturers to supply parts and components for manufacturing and support of multiple product lines. Although our intention is to establish at least two sources of supply for materials whenever possible, for certain components we have sole or limited source supply arrangements. We may not be able to procure these components from alternate sources at acceptable prices and quality within a reasonable time, or at all, therefore, the risk of loss or interruption of such supply could impact our ability to deliver certain products on a timely basis. Risks associated with reliance on third parties for the timely and reliable delivery of raw materials are discussed in greater detail in Item 1A “Risk Factors” of this Annual Report.

Human Capital Resources

As of June 27, 2026, we employed approximately 13,757 full-time employees, including approximately 11,916 employees in manufacturing, 1,085 employees in R&D and 756 employees in SG&A. Of the 13,757 employees, approximately 1% are represented by two national collective bargaining agreements with local chapters in Slovenia and two labor unions in China. We believe that our relations with both our union and non-union employees are in good standing.

We believe that our future performance relies on the strength of our employees, and our ability to recruit, retain, develop and motivate the services of executive, engineering, sales and marketing, and support personnel is critical to our success. We strive to meet these objectives by offering competitive pay and benefits in a diverse, inclusive and safe workplace and by providing opportunities for our employees to grow and develop their careers.

Competitive Pay and Benefits

We provide compensation and benefits packages that we believe are competitive within the applicable market. We use a combination of compensation and other programs (which vary by region and salary grade) to attract, motivate and retain our employees, including semi-annual or annual performance bonuses, stock awards, an employee stock purchase plan, health savings and flexible spending accounts, paid time off, family leave, tuition assistance programs, health and wellness benefits and programs. We review our benefits packages annually, or more frequently as needed, to ensure we remain competitive with our peers and continue to attract and retain talent throughout our organization.

Employee Recruitment, Retention and Development

We are committed to recruiting, hiring, retaining, promoting and engaging a global, diverse workforce to best serve our global customers, suppliers, and partners. We have established relationships with professional associations and industry groups to proactively attract talent, and we partner with universities for our internship program. We believe that our commitment to our internship program and university partnerships contributes to developing the next generation of talent and provides a pipeline of recent college graduates into our talent pool.

Material Government Regulations

Our business activities are international and subject us to various federal, state, local and foreign laws in the countries in which we operate, and our products and services are subject to certain laws and regulations affecting the sale of our products.

Environment

Our R&D, manufacturing and distribution operations involve the use of hazardous substances and are regulated under international, federal, state and local laws governing health and safety and the environment. We apply strict standards for protection of the environment and occupational health and safety to sites inside and outside the United States, even if not subject to regulation imposed by foreign governments. We believe that our properties and operations at our facilities comply in all material respects with applicable environmental laws and occupational health and safety laws. However, the risk of environmental liabilities cannot be completely eliminated, and there can be no assurance that the application of environmental and health and safety laws will not require us to incur significant expenditures. We are also regulated under a number of international, federal, state and local laws regarding recycling, product packaging and product content requirements. The environmental, product content/disposal and recycling laws are gradually becoming more stringent and may cause us to incur significant expenditures in the future.

In connection with our separation from JDSU and trading as an independent public company in 2015, we agreed to indemnify Viavi for any liability associated with contamination from past operations at all properties transferred to us from Viavi, to the extent the resulting issues primarily related to our business. We have not been presented with any claims to date.

Global Trade and Export Controls

As a global business, we operate in many jurisdictions and our products and services are subject to diverse and evolving import and export laws, including international treaties, U.S. export controls and sanctions, customs regulations, and local trade laws. These regulations may delay product launches, restrict our operations in certain regions, or limit dealings with specific entities or individuals, particularly where sensitive or controlled technology is involved. For instance, the U.S. and other governments have imposed restrictions on certain semiconductors and telecommunications products and components, which limit both sales of our products and our access to product components. At the same time, noncompliance with these trade regulations could significantly hinder our ability to operate in some markets or serve particular customers.

For additional information concerning regulatory compliance and a discussion of the risks associated with governmental regulations that may materially impact us, refer to Item 1A "Risk Factors" of this Annual Report.

Available Information

Our website is located at www.lumentum.com, and our investor relations website is located at http://investor.lumentum.com. Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as amended, are available free of charge on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the Securities and Exchange Commission (the "SEC"). The SEC also maintains a website that contains our SEC filings at www.sec.gov.

Investors and others should note that we routinely use the Investors section of our website to announce material information to investors and the marketplace. While not all of the information that we post on our corporate website is of a material nature, some information could be deemed to be material. Accordingly, we encourage investors, the media and others interested in us to review the information that we share on www.lumentum.com. Information in, or that can be accessed through, our website is not incorporated into this Form 10-K.

ITEM 1A. RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our common stock. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risk Factor Summary

Our business operations are subject to numerous risks, factors and uncertainties, including those outside of our control, which could cause our actual results to be harmed, including risks regarding the following:

Risks Related to our Business

- unfavorable economic and market conditions, including trade restrictions, export control laws and customs regulations, and tariffs;
- our reliance on a limited number of suppliers and customers;
- order cancellations, reductions or delays in delivery schedules by our customers or distributors;
- failure of banking institutions and liquidity concerns at other financial institutions;
- our backlog may not be an accurate indicator of our level and timing of future revenue;
- our gross margins and operating margins may vary over time;
- challenges relating to supply chain constraints;
- changes in technology and intense competition;
- our ability to sell to a significant customer;
- higher tariffs and other trade restrictions between the U.S. and other countries, including China and Thailand;
- the impact of a widespread health crisis;
- our international operations structure;
- volatility and maintenance of our real property portfolio;
- our ability to timely procure components needed to manufacture our products;
- our ability to manufacture our products;
- our leverage in negotiations with large customers;
- design and manufacturing defects or quality issues in our products;
- our ability to timely adapt to changes in laws, regulations, administrative procedures and regulators' expectations, including those related to U.S. and international import laws and export controls;
- our strategic transactions and implementation strategy for our acquisitions;
- restructuring and related charges;
- changes in spending levels, demand and customer requirements for our products;

- changes in tax laws;
- fluctuations in foreign currency;
- our future capital requirements;
- actual or perceived security or privacy breaches or incidents, as well as defects, errors or vulnerabilities in our technology and that of third-party providers;
- the failure or absence of business continuity plans with respect to our global facilities and operations;
- the unpredictability of our results of operations;
- our ability to protect our product and proprietary rights;
- factors relating to our intellectual property rights as well as the intellectual property rights of others;
- actions taken by suppliers, customers and authorized or unauthorized resellers or distributors that adversely affect our reputation or violate import or export regulations;
- litigation risks, including intellectual property litigation;
- our reliance on licensed third-party technology; and
- our ability to maintain an effective system of disclosure controls and internal control over financial reporting

Risks Related to Our Indebtedness

- our ability to service our current and future debt; and
- our current and future indebtedness, which may limit our operating flexibility or otherwise affect our business

Risks Related to Human Capital

- our ability to hire and retain key personnel;
- the effects of immigration policy on our ability to hire and retain employees; and
- employment related disputes and claims

Risks Related to Legal, Regulatory and Compliance

- our ability to obtain government authorization to export our products; and
- changes in social and environmental responsibility regulations, policies and provisions, as well as government, customer, business partner, investor or other stakeholder demands

Risks Related to Our Common Stock

- the volatility of the trading price of our common stock;
- dilution related to our convertible notes;
- our intention not to pay dividends for the foreseeable future;
- provisions of Delaware law and our certificate of incorporation and bylaws that may make a merger, tender offer or proxy contest difficult;
- exclusive forum provisions in our bylaws;
- the potential impact of the hedging activity of the 2032 Capped Call Counterparties on the market price of our common stock; and
- counterparty risk with respect to the 2032 Capped Call Options

Risks Related to Our Business

Our operating results may be adversely affected by unfavorable changes in macroeconomics and market conditions and the uncertain geopolitical environment.

Our business and operating results depend significantly on general market and economic conditions. The current global macroeconomic environment is volatile and continues to be significantly and adversely impacted by inflation and a dynamic demand environment. Additionally, instability in the global credit and banking markets, inflation, trade wars, disputes and tariffs, capital expenditure reductions, unemployment, stock market volatility, armed conflicts and geopolitical tensions in many parts of the world (including as a result of the on-going Russia-Ukraine war, ongoing conflicts in the Middle East, including the U.S.-Iran war, political and territorial conflicts in the Western Hemisphere, the conflict between Cambodia and Thailand, and China-Taiwan relations), economic challenges in China and the U.S., including global economic ramifications of Chinese and U.S. economic difficulties, and other disruptions may continue to put pressure on global economic conditions. Further, conditions in the global economy have an inherent degree of uncertainty. As a result, it is difficult to estimate the level of growth or contraction of the global economy as a whole. It is even more difficult to estimate growth or contraction in various parts, sectors, and regions of the economy, including the markets in which we participate. All aspects of our forecasts depend on estimates of growth or contraction in the markets we serve.

Adverse changes to and uncertainty in the global economy have affected industries in which our customers operate and have resulted in decreases in the rate of demand, consumption or use of certain of our customers' products which, in turn, have resulted in, and may in the future result in, decreased demand for our products, revenue fluctuations, increased price competition for our products, and increased the risk of excess and obsolete inventories as well as higher overhead costs as a percentage of revenue. For example, customers who had built up large inventories when supply chains were tight related to the COVID-19 pandemic brought down inventories as supply constraints eased and, in some cases, these customers delayed projected shipments, which harmed our revenue and profitability. These conditions may recur in the future, and similar losses or delays may harm our results of operations. The impact of economic challenges on the global financial markets could negatively impact our operations by affecting the solvency of our customers, the solvency of our key suppliers or the ability of our customers to obtain credit to finance purchases of our products. Further, supply chain disruptions have led and may continue to lead to increased costs and have harmed and may continue to harm our ability to meet customer demand, adversely affecting our revenue and profitability. If global economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate, our prospects for growth may be negatively impacted, and we may experience adverse impacts on our business, operating results, and financial condition.

Adverse changes in political, regulatory and economic policies, including the threats of increasing worldwide tariffs for goods imported into the United States and of escalating retaliatory measures, could adversely affect our business and results of operations.

U.S. regulatory activity, such as tariffs, export controls, and economic sanctions laws have in the past, and may in the future, materially limit our ability to make sales to customers in certain regions of the world, including China, and which have in the past, and may in the future, increase our costs and harm our results of operations and financial condition. Throughout 2025 and 2026, the U.S. imposed a series of tariffs on imported goods. These tariffs were generally positioned to have the most significant impacts on goods originating from China, but nearly all countries worldwide were impacted at levels ranging from 15% to stacked tariffs in excess of 100% in some cases. While many of the tariffs and surcharges initially proposed were invalidated or expired, the tariff landscape continues to evolve and, as a result, the full impact of current or future tariff measures on our business is uncertain. U.S. government investigations are currently underway that may result in new tariffs on certain products, including semiconductors, machines, and other products derivative of critical minerals. For example, on April 14, 2025, the Secretary of Commerce initiated an investigation under Section 232 of the Trade Expansion Act of 1962 to determine the effects on U.S. national security of imports of semiconductors, semiconductor manufacturing equipment, and their derivative products, including semiconductor substrates and bare wafers, legacy chips, leading-edge chips, microelectronics, and other components. Similarly, the U.S. government has initiated additional investigations that could result in tariffs or other trade restrictions affecting our operations, supply chain, customers, or markets. These include Section 232 investigations concerning processed critical minerals and their derivative products and robotics and industrial machinery, as well as Section 301 investigations concerning structural excess capacity and production in manufacturing sectors in certain foreign economies that have failed to adopt or effectively enforce forced labor prohibitions. Although these investigations are currently at different stages, they all may result in additional tariffs or trade restrictions, which could adversely impact our business. We may take actions to mitigate the impact of increases in tariffs and changes in trade policies, and any such actions could result in additional costs, manufacturing delays, or other difficulties, as well as additional risks, and may not be effective.

Any of the effects described in this risk factor could have an adverse effect on our business, results of operations, or financial condition.

Outside of the U.S., geopolitical escalations and retaliatory measures from various countries also have in the past, and may in the future, adversely impact business operations. Such measures include tariffs on imports of U.S. products into countries such as China, as well as China's export control measures targeting the U.S., Europe and Japan. For example, China imposed new export control measures affecting exports of rare earth metals and other critical minerals, limiting our ability to access these materials, which may limit our ability to produce products, increase our selling and/or manufacturing costs, decrease margins, reduce the competitiveness of our products, reduce customer demand for our products, or inhibit our ability to sell products or purchase necessary equipment and supplies. Similarly, China restricted exports to Japan, which affected our substrate supply chain globally. Future changes to the trade policies of the U.S. and China are impossible to predict, but further changes or escalations impacting global trade policies may continue to affect our business.

Adverse regulatory activity, such as export controls, economic sanctions and the imposition of heightened trade tariffs both globally and between the United States and China specifically carry the risk of negatively impacting overall economic conditions, which could have negative repercussions on our industry and our business. Moreover, to the extent the governments of China, the United States or other countries seek to promote use of domestically produced products or to reduce the dependence on or use of products from each other (sometimes referred to as "decoupling"), they may adopt or apply regulations or policies that have the effect of reducing business opportunities for us. Such actions may take the form of specific restrictions on particular customers, products, technology areas, or business combinations. For example, in the area of investments and mergers and acquisitions, the United States has implemented requirements for approval by the United States government of outbound investments; and the approval by China regulatory authorities is required for business combinations of companies that conduct business in China over specific thresholds, regardless of where those businesses are based. Restrictions may also be imposed based on whether the supplier is considered unreliable or a security risk. For example, the Chinese government adopted a law that would restrict purchases from suppliers deemed to be "unreliable suppliers". China has also banned the sale of products that it deems to pose security risks to China's information and infrastructure supply chain and national security. Furthermore, imposition of new or additional tariffs or new or revised export or import regulations, trade sanctions, or non-tariff barriers to doing business could cause a decrease in the demand, from customers or end-users located in China, increase the cost for our products, or promote competition from Chinese optical and photonics companies, which would adversely impact our business and results of operations.

We depend on a limited number of suppliers for raw materials, packages and components, and any failure or delay by these suppliers in meeting our requirements could have an adverse effect on our business and results of operations.

We purchase raw materials, packages and components from a limited number of suppliers, who are often small and specialized. Additionally, some of our suppliers are our sole sources for certain materials, equipment and components. We depend on the timely and continued supply and quality of the materials, packages and components that our suppliers supply to us. While we have entered into advanced payments to secure orders from some of these suppliers, we have not entered into long-term agreements with many of these suppliers. We do not have a guarantee of supply from many of these suppliers and, as a result, there is no assurance that we would be able to secure the equipment or components that we require, in sufficient quantity, quality and on reasonable terms. Our business and results of operations have been, and could continue to be, adversely affected by this dependency. Alternative sources to mitigate the risk that the failure of any sole supplier will adversely affect our business are not feasible in all circumstances. If we were to lose any one of these or other critical sources, or if there is an industry-wide increase in demand for, or the discontinuation of, raw materials used in our products, it could be difficult or impossible for us, to find an alternative supplier or raw material, in which case our operations could be adversely affected. We are also subject to risk from increasing or fluctuating market prices of certain raw materials, which are incorporated into our end products or used by our suppliers to manufacture our end products. Supplies for such raw materials have from time to time become restricted, or general market factors and conditions have in the past affected and may in the future affect pricing of such commodities (including, in particular, due to changes in applicable tariffs, inflation, trade restrictions, or other supply chain constraints). For example, China's export controls affected the availability and price of rare earth metals and other critical minerals for us as well as our supply chain and customers, adversely affecting our operations, margins and sales.

Specific concerns we periodically encounter with our sole suppliers or limited number of suppliers include receipt of defective parts or contaminated materials, stoppages or delays of supply, insufficient resources to supply our requirements, substitution of more expensive or less reliable materials, increases in the price of supplies, and an inability to obtain reduced pricing from our suppliers in response to competitive pressures. Furthermore, supply chain disruptions and labor market constraints have created heightened risk that sole suppliers or limited number of suppliers may be unable to meet their obligations to us. Difficulties in obtaining the materials, or services used in the conduct of our business or additional fees or higher prices to do so, have adversely affected our revenue and results of operations, and further challenges or decisions to seek alternate suppliers to secure supply in order to meet demand would increase our costs and reduce our profitability.

Our financial results may be adversely affected due to changes in product demand impacted by recessions, increases in interest rates, stagflation and other economic conditions.

Customer demand for our products may be impacted by weak economic conditions, inflation, stagflation, trade wars, adverse changes in tariffs and trade policies, recessionary or lower-growth environments, high interest rates, tightening credit markets, equity market volatility or other negative economic factors in the U.S. or other countries. For example, under these conditions or expectation of such conditions, our customers in the past have canceled orders, delayed purchasing decisions or reduced their use of our services. In addition, adverse economic conditions have in the past, and could in the future, result in higher inventory levels and the possibility of resulting excess capacity charges from our contract manufacturers if we need to slow production to reduce inventory levels. Further, in the event of a recession or threat of a recession our contract manufacturers, suppliers and other third-party partners may suffer their own financial and economic challenges and as a result they may demand pricing accommodations, delay payment, or become insolvent, which could harm our ability to meet our customer demands or collect revenue or otherwise could harm our business. Similarly, disruptions in financial and/or credit markets may impact our ability to manage normal commercial relationships with our contract manufacturers, customers, suppliers and creditors and could cause us to not be able to continue to access preferred sources of liquidity when we would like, and our borrowing costs could increase. Thus, if economic conditions deteriorate or experience a sustained period of weakness or slower growth, our business and financial results could be adversely affected.

Our ability to sell our products to a previously significant customer has been restricted.

In August 2020, the Bureau of Industry and Security of the U.S. Department of Commerce (“BIS”) issued final rules that further restricted access by Huawei Technologies Co. Ltd. and certain of its affiliates (collectively, “Huawei”) to U.S. technology, software and equipment produced domestically and abroad. The final rules prevent us from selling certain products subject to the Export Administration Regulations (“EAR”) to identified Huawei entities without a license issued by BIS. Based on internal review conducted in 2023, we determined that our products may be “subject to the EAR” and consequently restricted for export, reexport, and transfer to Huawei. As a result, we stopped all of our product shipments to Huawei, historically our largest networking customer in China, in the beginning of calendar year 2024. Further, even if we are able to obtain an export authorization to sell certain products to Huawei in the future, Huawei may not be able to source products from other suppliers due to the applicable export restrictions, which could then adversely impact Huawei’s demand for our products. All U.S. companies are dependent on the ability to obtain export authorizations to sell to Huawei. Until such export authorizations are available or the export restrictions are lifted, we are limited in our ability to sell our products.

We submitted voluntary self-disclosures to BIS regarding certain product shipments to Huawei following the adoption of the final rules. In August 2024, we received an administrative subpoena from BIS requesting the production of records in connection with our business with Huawei. We also received a related subpoena from the U.S. Department of Justice (“DOJ”) that also requested information regarding our business with Huawei. We have been, and will continue to, cooperate with BIS and DOJ in responding to the subpoenas and their ongoing reviews. Any failure or alleged failure to comply with export controls laws and policies could have negative consequences, including significant legal costs, penalties, and potentially even denial of export privileges and debarment from participation in U.S. government contracts, any of which could have an adverse effect on our operations, reputation and financial condition.

Under the current regulatory policy and rules, our business with Huawei is now completely restricted. In addition to being unable to supply any products to Huawei, we are also currently unable to work with Huawei on future product developments, or confer any benefit to Huawei, and expect this to continue while Huawei remains subject to the export control restrictions. This cessation of all business activities with Huawei has resulted in our inability to earn revenue from Huawei. Huawei has been required to obtain similar or substitute products from other sources, which may include our competitors that are not subject to these restrictions. Therefore, we may never recover this demand even if such export restrictions ease.

We cannot be certain what additional actions the U.S. government may take with respect to Huawei or other entities in China or other countries, and we are unable to predict the duration and scope of the restrictions enacted in May 2019 and thereafter. BIS continues to add entities to the list of restricted parties and may expand restrictions to other customers or otherwise restrict our ability to ship products. Any further export or trade restrictions that impede our ability to export or sell our products and services could adversely affect our business, results of operations, financial condition and cash flows.

Inflation and increased borrowing costs could impact our cash flows and profitability.

Prolonged periods of inflation may continue to adversely affect our business, results of operations, financial condition and liquidity by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. Inflation has resulted in and may continue to result in higher interest rates and capital costs, supply shortages, increased costs of labor and other similar effects. As a result of inflation, we are subject to risk from increasing market prices of certain components, supplies, and raw materials, which are incorporated into our products or used by our manufacturing partners or suppliers to manufacture our products. These components, supplies and commodities have from time-to-time become restricted, or general market factors and conditions have affected pricing of such components, supplies and raw materials (such as inflation or supply chain constraints), and future restrictions or market conditions impacting pricing may adversely affect our business and results of operations. In addition, higher interest rates and tightening credit markets may impact our customers and partners and their ability to purchase products or pay in a timely manner may be adversely impacted.

Our backlog may not be an accurate indicator of our level and timing of future revenues.

Our backlog may not be a reliable indicator of future operating results. Further, customer behaviors have been changing as a result of worldwide macroeconomic factors, including as a result of changes in the trade policies of the U.S. and its trading partners, such as the effects of heightened, scheduled or threatened tariffs, and which has affected demand and may continue to affect demand for certain of our products and services. If we are not able to respond to and manage the impact of these supply challenges and behavioral changes effectively, or if general macroeconomic conditions or conditions in the industries in which we operate deteriorate, our business, operating results, financial condition, and cash flows could be adversely affected.

We expect our gross margins and operating margins to vary over time.

Our gross margins and operating margins are expected to vary, and may be adversely affected in the future by numerous factors, including, but not limited to:

- an increase or decrease in demand of our products;
- changes in product mix;
- increased price competition in one or more of the markets in which we compete;
- modifications to our pricing strategy to gain or retain footprint in markets or with customers;
- currency fluctuations that impact our costs or the cost of our products to our customers;
- the impact of inflation on costs and on demand for our products;
- increases in material, labor, manufacturing, logistics, warranty costs, or inventory carrying costs;
- issues with manufacturing or component availability;
- issues relating to the distribution of our products, quality or efficiencies;
- increased costs due to changes in component pricing or charges incurred due to the inaccurately forecasting product demand or underutilization of manufacturing capacity;
- warranty related issues;
- factors beyond our control such as natural disasters, climate change, acts of war or terrorism, and pandemics and other public health emergencies;
- changing market, economic, and political conditions, including the impact of changes in the trade policies of the U.S. or its trading partners, heightened, scheduled or threatened tariffs, changes in the applicable trade restrictions, including for certain rare earth minerals, any retaliatory actions in response thereto, and other trade restrictions, regulatory restrictions on imports or exports to withdraw from or materially modify international trade agreements, or
- our introduction of new products and enhancements, or entry into new markets with different pricing and cost structures.

We have also seen, and may continue to see, our gross margins negatively impacted by increases in component costs, logistics costs, elevated inventory balances, and pricing pressure. Failure to sustain or improve our gross margins reduces our profitability and may adversely affect our business, financial condition and results of operations.

Challenges relating to supply chain constraints, including semiconductor components, could adversely impact our business, results of operations and financial condition.

Due to increased demand across a range of industries, our business and customers' businesses are experiencing and could, in the future, experience supply constraints due to both constrained manufacturing capacity, as well as component parts shortages. These supply constraints have adversely affected and could further affect availability, lead-times and cost of components, and could increase the likelihood of unexpected cancellations or delays of previously committed supply of key components. These challenges have resulted in extended lead-times to our customers or accelerated ordering for certain of our products that resulted in inventory backlog that was subsequently managed down, resulting in reduced ordering. Ordering patterns may be difficult to predict and we have experienced and may, in the future, experience negative impacts to our revenue and profitability as well as our ability to achieve our forecasts.

Any disruption or delay in the production, delivery or supply of the raw materials, packaging or components used in the manufacture and delivery of our products, including delays and limits associated with heightened, scheduled or threatened tariffs affecting our components or raw materials, or limits on manufacturing availability or capacity, could delay or inhibit our ability to produce finished goods inventory. These supply chain constraints and their related challenges could result in shortages, increased material costs or use of cash, engineering design changes, and delays in new product introductions, each of which could adversely impact our business, results of operations and financial condition.

If we do not anticipate technological shifts, market needs and opportunities, we may not be able to compete effectively and our ability to generate revenues will suffer.

If we are unable to anticipate future technological shifts, market needs, requirements or opportunities, or fail to develop and introduce new products, product enhancements, manufacturing or supply chain capacity, or business strategies to meet those requirements or opportunities in a timely manner or at all, it could cause us to lose customers, substantially decrease or delay market acceptance and sales of our products and services, and significantly harm our business, financial condition, and results of operations. In addition, if we invest in developing products for a market that does not develop, it could significantly harm our business, financial condition, and results of operations. Even if we are able to anticipate, develop, and commercially introduce new products, enhancements or business strategies, any such products, enhancements or business strategies may not achieve market acceptance.

Changing technology and intense competition require us to continuously innovate while controlling product costs, and our failure to do so may result in decreased revenues and profitability.

The markets in which we operate are dynamic and complex, and our success depends on our ability to deliver both our current product offerings and new products and technologies on time and at acceptable prices to our customers. The markets for our products are characterized by rapid technological change, frequent new product introductions and enhancements, substantial capital investment, changes in customer requirements, continued price pressures and a constantly evolving industry. Historically, these pricing pressures have led to a continued decline of average selling prices in certain areas of our business, and we expect that these historical trends will continue. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and the accurate prediction of technology and market trends. The introduction of new products also often requires significant investment to ramp up production capacity, the benefit of which may not be realized if we are not successful in the production of such products or if customer demand does not develop as expected. Ramping of production capacity also entails risks of delays which can limit our ability to realize the full benefit of new product introductions. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. We also cannot assure you that potential markets for our new products will materialize on the timelines we anticipate, or at all, or that our technology will meet our customers' specifications. In addition, the markets in which our customers compete experience rapid changes in technology, customer requirements, competitive products, and industry standards, which may impact the demand for our products or products that we are developing. For example, markets driven by AI/ML technology are changing rapidly and creating increased competition from large public companies as well as private companies and start-ups; and therefore, the demand for our products that address these markets may change and is difficult to predict. Our future performance will depend on the successful development, introduction, deployment and market acceptance of new and enhanced features and products that meet our customers' current and future needs. Future demand for our products is uncertain and will primarily depend on continued technological development and the introduction of new or enhanced products. If this does not continue, sales of our products may decline which could adversely impact our business, results of operations and financial condition.

The market for optical communications products in particular has matured over time and these products have increasingly become subject to commoditization. Both legacy competitors as well as new entrants, predominantly Asia-based competitors, have intensified market competition in recent years leading to pricing pressure. To preserve our revenues and product margin structures, we remain reliant on an integrated customer and market approach that anticipates end customer needs as requirements evolve. We also must continue to develop more advanced, differentiated products that command a premium with customers, while conversely continuing to focus on streamlining product costs for established legacy products. If we fail to continue to develop enhanced or new products that enable us to increase revenues while maintaining consistent margins, or over time are unable to adjust our cost structure to continue to competitively price more mature products, our financial condition and results of operations could be adversely affected.

We rely on a limited number of customers for a significant portion of our sales; and the majority of our customers do not have contractual purchase commitments.

We have consistently relied on a small number of customers for a significant portion of our sales. We expect that this customer concentration will continue in the future, and we expect that our financial performance in certain business lines and growth prospects will continue to depend in part on a small number of customers. Many of our customers purchase products under purchase orders or under contracts that do not contain volume or long-term purchase commitments. Therefore, these customers may alter their purchasing behavior with little or no notice to us for various reasons, including developing, or, in the case of our distributors, their customers developing, their own product solutions; choosing to purchase or distribute product from our competitors; incorrectly forecasting end market demand for their products; or experiencing a reduction in their market share in the markets for which they purchase our products. As a result, it is difficult to forecast our revenues and to determine the appropriate levels of inventory required to meet future demand. For example, we have from time-to-time experienced excess and obsolete charges due to customer transitions to the next generation of products. We may also experience increased inventory levels and increased carrying costs and risk of excess or obsolete inventory due to unanticipated reductions in purchases by our customers. In addition, customers provide us with their expected forecasts for our products several months in advance, but these customers may decrease, cancel or delay purchase orders already in place, including on short notice, or may experience financial difficulty which affects their ability to pay for products, particularly in light of the global macroeconomic uncertainty, and have done so from time-to-time, and the impact of any such actions may be intensified given our dependence on a limited number of large customers. We cannot accurately predict what or how many products our customers will need in the future. Anticipating demand is difficult because our customers face unpredictable demand for their own products and in recent periods have become increasingly focused on cash preservation and tighter inventory management.

In addition, changes in the business requirements, vendor selection, project prioritization, financial prospects, capital resources, and expenditures, or purchasing behavior (including product mix purchased or timing of purchases) of our key customers, or any real or perceived quality issues related to the products that we sell to such customers, have led to decreased sales to such customers or delays or cancellations of planned purchases of our products or services, which has unfavorably impacted our revenues and operating results, and may continue to impact our business and results of operations. We may also experience pricing pressure with certain of our customers that may adversely affect our revenue and margins, or, if the ongoing relationship no longer benefits us, we may decide to suspend or terminate our relationship with such customers. There are also continuing trade tensions, including an uncertain regulatory environment, in the U.S. and countries in Asia, and in particular, China, which have impacted and could continue to materially impact our sales to key customers in these regions. Further, we may be required to purchase raw materials, increase production capacity or make other changes to our business to accommodate certain large customers. If forecasted orders do not materialize, we may need to reduce investment in R&D activities, we may fail to optimize our manufacturing capacity and incur charges for such underutilization, we may incur liabilities with our suppliers for reimbursement of capital expenditures, or we may have excess inventory. In addition, if we incur expenses in response to forecasted demand and do not have a corresponding increase in revenue, our profitability may suffer. Any of these factors could adversely affect our business, financial condition and results of operations.

Intense competition in our markets may lead to an accelerated reduction in our prices, revenues, margins and market share.

The end markets for optical products have experienced significant industry consolidation during the past few years. We expect this trend to continue as companies attempt to strengthen or hold their market positions in an evolving industry and as companies are acquired or are unable to continue operations. As a result, the markets for optical subsystems, components and laser diodes are highly competitive and the intensity of such competition is increasing. Our current competitors include a number of domestic and international public and private companies, many of which may have substantially greater financial, technical, marketing and distribution resources and brand name recognition than we have. As we expand into new markets, we face competition not only from our existing competitors, but also from new competitors, including existing companies with strong technological and sales positions in those markets. We may not be able to compete successfully against either current or future competitors, particularly, in light of increasing consolidation. Our competitors may continue to enter markets or gain or retain market share through introduction of new or improved products or with aggressive low pricing strategies that may impact the efficacy of our approach. These competitors may be able to devote greater resources than we can to the development, promotion, sale and support of their products. Additionally, the merger or consolidation of significant competitors have resulted in, and will likely result in, competitors with greater resources, which may enable them to offer a different market approach, or a lower cost structure through economies of scale or other efficiencies that we may be unable to match and which may intensify competition in the various markets. In addition, if we are unable to satisfy customer demand and customers are required to purchase products from our competitors, they may shift immediate and future purchases to such competitors, which could harm our customer relationships and adversely impact our access to certain end markets. Further, our competitors may seek to vertically integrate by buying suppliers that also supply products or components to us, which could enable them to further reduce prices, or could increase our costs. Our current or potential customers may also determine to develop and produce products for their own use which may be competitive to our products. Such vertical integration could reduce the market opportunity for our products. Increased competition could result in significant price erosion, reduced revenue, lower margins or loss of market share, any of which would significantly harm our business.

We are subject to risks arising from our international operations, which may adversely affect our business, financial condition, and results of operations.

We derive a majority of our revenue from our international operations, and we plan to continue expanding our business in international markets in the future. In addition, we have extensive international manufacturing capabilities through third-party contract manufacturers, as well as through our own international facilities, with employees engaged in R&D, administration, manufacturing, support and sales and marketing activities.

As a result of our international operations, in addition to similar risks we face in our U.S. operations, we are affected by economic, business, regulatory, social, and political conditions in foreign countries, including the following:

- adverse social, political and economic conditions, such as inflation, high interest rates and risk of global or regional recession;
- effects of adverse changes in currency rates;
- impacts related to business disruptions and restrictions related to pandemics and endemics, including supply chain disruptions and labor shortages and differential impacts in different regions and geographies;
- changes in general IT spending;
- less effective protection of intellectual property;
- the imposition of government controls, inclusive of critical infrastructure protection;
- changes in or limitations imposed by trade protection laws or other regulatory orders or requirements in the United States or in other countries;
- the restrictions in China on the export of indium, gallium, germanium and other rare earth metals and critical minerals; and other retaliatory responses in the trade policies of the U.S. or foreign governments;
- the imposition of export control measures on customers in China may cause those customers to seek domestic alternatives to our products, including developing alternatives internally, and our customers demand for our products could be impacted by their inability to obtain other materials subject to sanctions;
- varying and potentially conflicting laws and regulations;

- overlapping, differing or more burdensome tax structure and laws;
- wage inflation or a tightening of the labor market;
- the impact of recessions and other economic conditions in economies outside the United States, including, for example, declines in the manufacturing Purchasing Managers Index as well as the Institute for Supply Management data in the Eurozone;
- tax and customs changes that adversely impact our global sourcing strategy, manufacturing practices, transfer-pricing, or competitiveness of our products for global sales;
- volatility in oil prices and increased costs, or limited supply of other natural resources;
- political developments, geopolitical unrest or other conflicts or wars in foreign nations, and the potential impact such developments or further actions could have on our customers in the markets in which we operate; and
- the impact of the following on service provider and government spending patterns as well as our contract and internal manufacturing: political considerations, changes in or delays in government budgeting processes, unfavorable changes in tax treaties or laws, unfavorable events that affect foreign currencies on an absolute or relative basis, natural disasters, epidemic disease, labor unrest, earnings expatriation restrictions, misappropriation of intellectual property, military actions, acts of terrorism, political and social unrest and difficulties in staffing and managing international operations.

Additionally, our business is impacted by fluctuations in local economies and currencies. Global economic volatility has significantly impacted the foreign exchange markets, and the currencies of various countries in which we operate and have significant volume of local-currency denominated expenses have seen significant volatility. We expect such volatility to continue, which could negatively impact our results by making our non-U.S. operations more expensive when reported in U.S. dollars, primarily due to the costs of payroll.

Moreover, local laws and customs in many countries differ significantly from or conflict with those in the United States or other countries in which we operate. In many foreign countries, particularly in those with developing economies, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. regulations applicable to us. There can be no assurance that our employees, contractors, channel partners and agents will not take actions in violation of our policies and procedures, which are designed to ensure compliance with applicable U.S. and foreign laws and policies. Violations of laws or key control policies by our employees, contractors, channel partners, or agents could result in termination of our relationships with customers and suppliers, financial reporting problems, fines and/or penalties for us, or prohibition on the importation or exportation of our products, and could have an adverse effect on our business, financial condition and results of operations.

We are also highly dependent on the ability to ship products to customers and to receive shipments from our suppliers. In the event of a disruption in the worldwide or regional shipping infrastructure, including as a result of geopolitical or armed conflicts, our access to supplies and our ability to deliver products to customers would correspondingly be negatively impacted. As a result of shipping disruptions, we have experienced, among other things, increased costs to ship products and delays in receiving components. Any similar disruptions in the future would likely adversely affect our operating results and financial condition.

In addition to the above risks related to our international operations, we also face risks related to pandemics and epidemics. An outbreak of a contagious disease, and other adverse public health developments, particularly in Asia, could have an adverse effect on our business operations. The effects could include restrictions on our ability to travel to support our sites in Asia or other regions or our customers located there, disruptions in our ability to distribute products, and/or temporary closures of our facilities in Asia or the facilities of our suppliers or customers and their contract manufacturers.

In the past, these and similar risks have disrupted our operations and the operations of our suppliers, customers and contract manufacturers and increased our costs, and we expect that they may do so in the future. Any or all of these factors could have an adverse impact on our business, financial condition, and results of operations.

We are subject to the risks of owning real property.

Our buildings subject us to the risks of owning real property, which include, but are not limited to:

- adverse changes in the value of these properties due to economic conditions, the movement by many companies to a hybrid work environment, interest rate changes, changes in the neighborhood in which the property is located, or other factors;
- the possible need for structural improvements in order to comply with zoning, seismic and other legal or regulatory requirements;
- the potential disruption of our business and operations arising from or connected with a relocation due to moving or to renovating the facility;
- increased cash commitments for improvements to the buildings or the property, or both;
- increased operating expenses for the buildings or the property, or both; and
- the risk of financial loss in excess of amounts covered by insurance, or uninsured risks, such as the loss caused by damage to the buildings as a result of earthquakes, floods, typhoons, tsunamis, fires, and/or other natural disasters.

Changes in demand and customer requirements for our products may be difficult to forecast. We may be unable to increase our manufacturing capacity to meet future demand, or we may experience difficulties in generating and maintaining demand to optimize our manufacturing capacity. If we are unable to align supply with demand, it could have an adverse effect on our business, results of operations, or financial condition.

We operate in a market where demand can fluctuate rapidly and we may not be able to predict or quickly respond to trends in the dynamics of our markets and our customers or changes in customer demand, which could negatively impact our gross margins. Although AI is a relatively new demand driver for our products, it is evolving rapidly, and the expected timing and amount of investments related to AI can change significantly. As a result, it may be difficult to accurately forecast such demand and we may incur costs in anticipation of demand that ultimately does not materialize. We manufacture and purchase or commit to supplies based on forecasts of demand from our customers. If we overestimate demand, or if customers cancel or defer orders, change requirements or choose to purchase from our competitors, we may not be able to utilize on-hand inventory or reduce purchase commitments accordingly. If demand does materialize, but is lower than expected, we may not be able to reduce our costs in response, which would adversely impact our gross margins. We have experienced pressure on margins and profitability due to lower average selling prices, increase prices for certain products, price increase on certain products as a result of our supplier cost increases, inventory write-downs, cancellation penalties, and impairments charges, and may incur similar costs, charges and pressure on margins and profitability in the future.

Our ability to meet demand is influenced by numerous factors, including changes in product development cycles, ramping technologies, and evolving customer requirements. Our ability to increase supply of our products is especially dependent on our ability to increase our manufacturing capacity, both at our own facilities and those of our contract manufacturers. Our ability to increase production is subject to a number of uncertainties inherent in all new manufacturing operations, including ongoing compliance with regulatory requirements, procurement and maintenance of construction, environmental and operational licenses and approvals for additional expansion, clean-room capacity, supply chain constraints, hiring, training and retention of qualified employees, implementing highly complex manufacturing processes, and the pace of bringing production equipment and processes online with the capability to manufacture high-quality products. We may also face difficulties in optimizing our manufacturing capacity, which may result in underutilization of our manufacturing facilities and excess inventory of our manufactured products. If we experience any issues or delays in increasing production capacity in our current or new manufacturing facilities or generating and maintaining demand for our products we manufacture there, our business, prospects, operating results and financial condition may be harmed.

If demand exceeds our forecasts, we may be unable to scale and increase supply sufficiently to meet such demand, which could result in a loss of revenue, decisions about manufacturing priorities, decisions on supply allocation, damage to customer relationships, legal or other disputes, loss of business and market share to competitors, and loss of future opportunities.

If we are unable to manufacture certain products in our manufacturing facilities or if we or our contract manufacturers and suppliers are unable or fail to meet our production requirements, our business may be adversely affected.

We manufacture some of our finished good products as well as some of the components that we provide to our contract manufacturers in our China, Japan, Thailand, United Kingdom, and San Jose, California manufacturing facilities. For some of the components and finished good products, we are the sole manufacturer. Our manufacturing processes are highly complex, and issues are often difficult to detect and correct. From time-to-time, we have experienced problems achieving acceptable yields in our manufacturing facilities, resulting in delays in the availability of our products and inability to meet customer demand. In addition, if we experience problems with our manufacturing facilities or are unable to continue operations at any of these sites, including as a result of social, geopolitical, environmental or health factors, damage caused by natural disasters, energy shortages or increased energy costs or other problems or events beyond our control, it would be costly and require a long period of time to move the manufacture of these components and finished good products to a different facility or contract manufacturer which could then result in interruptions in supply, and would likely materially impact our financial condition and results of operations. Our business and operations would be severely impacted if there were any future widespread health crisis or related restrictions imposed by governments or private industry in regions we operate.

We also rely on several independent contract manufacturers to supply us with certain products. For many products, a particular contract manufacturer may be the sole source of the finished good products. We depend on these manufacturers to meet our production and capacity requirements and to provide quality products to our customers. There are a number of risks associated with our reliance on contract manufacturers including:

- reduced control over delivery schedules and planning;
- availability of manufacturing capability and capacity, particularly during periods of high demand;
- reliance on the quality assurance procedures of third parties;
- risks associated with data security breaches or cyber-attacks targeting our contract manufacturers, including manufacturing disruptions or unauthorized access to information; and
- potential misappropriation of our intellectual property.

Additionally, if operations at these contract manufacturers are adversely impacted, such as by natural disasters, energy shortages or restrictions due to the impact of a widespread health crisis disruptions or any resulting economic impact to their business, this would likely materially impact our financial condition and results of operations. Our ability to control the quality of products produced by contract manufacturers has and may in the future be impaired by pandemics or widespread health epidemics disruptions, and quality issues might not be resolved in a timely manner. Additionally, if our contract manufacturers continue experiencing disruptions or discontinue operations, we may be required to identify and qualify alternative manufacturers, which is expensive and time consuming. If we are required to change or qualify a new contract manufacturer, this would likely cause business disruptions and adversely affect our results of operations and could harm our existing customer relationships.

Despite rigorous testing for quality, both by us and the contract manufacturers to whom we sell products and from whom we buy products, we may receive and ship defective products. We may incur significant costs to correct defective products which could result in the loss of future sales and revenue, indemnification costs or costs to replace or repair the defective products, litigation and damage to our reputation and customer relations. Defective products may also cause diversion of management attention from our business and product development efforts.

Our manufacturing operations and those of our contract manufacturers may be affected by natural disasters such as earthquakes, floods, typhoons, tsunamis, fires and widespread health crises, changes in legal requirements, labor competition, shortages and turnover, labor strikes and other labor unrest, wars or other conflicts, and economic, political or other forces that are beyond our control. For example, in the past one of our former contract manufacturers experienced a labor strike which threatened the contract manufacturer's ability to fulfill its product commitments to us and, in turn, our ability to fulfill our obligations to our customers. We are heavily dependent on a small number of manufacturing sites. Our business and operations would be severely impacted by any significant business disruptions for which we may not receive, and regardless of whether we receive, adequate recovery from insurance.

In addition, for a variety of reasons, including changes in circumstances at our contract manufacturers, restrictions or inability to operate, or regarding our own business strategies, we may choose or be required to transfer the manufacturing of certain products to other manufacturing sites, including to our own manufacturing facilities. As a result of such transfers, our contract manufacturers may prioritize other customers or otherwise be unable or unwilling to meet our demand. There also may be delays with the transfer of manufacturing equipment and successfully setting up that equipment at the transfer sites and training new operators. If such transfers are unsuccessful or take a longer period of time than expected, it could result in interruptions in supply and supply chain and would likely impact our financial condition and results of operations.

Some of our purchase commitments with contract manufacturers are not cancellable which may impact our results of operations if customer forecasts driving these purchase commitments do not materialize and we are unable to sell the products to other customers. We may also incur charges if we do not utilize our allocated manufacturing capacity which would increase our costs and decrease our margins. Alternatively, our contract manufacturers may not be able to meet our demand which would inhibit our ability to meet our customers' demands and maintain or grow our revenues. Furthermore, it could be costly and require a long period of time to move products from one contract manufacturer to another which could result in interruptions in supply and adversely impact our financial condition and results of operations.

Further, certain of our suppliers are located in China, which exposes us to risks associated with Chinese laws and regulations and U.S. laws, regulations and policies with respect to China, such as those related to export controls, tariffs and retaliatory measures, and risks related to taxation and the treatment of intellectual property. Chinese and U.S. laws and regulations are subject to frequent change, and if our suppliers are unable to obtain or retain the requisite legal permits or otherwise to comply with Chinese and U.S. legal requirements, we may be forced to obtain products from other manufacturers or to make other operational changes, including transferring our manufacturing to another manufacturer or to our own manufacturing facilities. In addition, many of our products are sourced from suppliers based outside of the United States, primarily in Asia. We may continue to face uncertainty with respect to our suppliers' abilities to supply products due to supply chain and inventory impacts, tax and trade policies, the effects of trade wars, including heightened, scheduled, and threatened tariffs and trade restrictions, and government regulations affecting trade between the United States and other countries. Major developments in tax policy or trade relations, such as the imposition of tariffs on imported products, for example, higher U.S. tariffs on the import of certain products manufactured in Thailand or China (and vice-versa), could increase our product and product-related costs or require us to seek alternative suppliers, either of which could result in decreased sales or increased product and product-related costs. Any such developments could have a material impact on our ability to meet our customers' expectations and may materially impact our operating results and financial condition.

Changes in demand and customer requirements for our products may reduce manufacturing yields, which could negatively impact our profitability.

Manufacturing yields depend on a number of factors, including the volume of production due to customer demand and the nature and extent of changes in specifications required by customers for which we perform design-in work. Changes in manufacturing processes required as a result of changes in product specifications, changing customer needs, introduction of new product lines and changes in contract manufacturers may reduce manufacturing yields, resulting in low or negative margins on those products. Moreover, an increase in the rejection rate of products during the quality control process, before, during or after manufacturing, results in lower gross margins from lower yields and additional rework costs. Any reduction in our manufacturing yields will adversely affect our gross margins and could have a material impact on our operating results.

If our customers do not qualify our manufacturing lines or the manufacturing lines of our subcontractors for volume shipments, our operating results could suffer.

Certain of our customers do not purchase products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with certain of our customers. Some of our customers require that our manufacturing lines pass their specific qualification standards and that we, and any subcontractors that we may use, be registered under international quality standards. We may encounter quality control issues as a result of setting up new manufacturing lines in our facilities, relocating our manufacturing lines or introducing new products to fill production. We may be unable to obtain, or we may experience delays in obtaining, customer qualification of our manufacturing lines. If we introduce new contract manufacturing partners and move any production lines from existing internal or external facilities, the new production lines will likely need to be re-qualified with our customers. Any delays or failure to obtain qualifications would harm our reputation, operating results, and customer relationships.

We contract with a number of large OEM and end-user service providers and product companies that have considerable bargaining power, which may require us to agree to terms and conditions that could have an adverse effect on our business or ability to recognize revenues.

Large OEM and end-user service providers and product companies comprise a significant portion of our customer base. These customers generally have greater purchasing power than smaller entities and, accordingly, often request and receive more favorable terms from suppliers, including us. As we seek to expand our sales to existing customers and acquire new customers, we may be required to agree to terms and conditions that are favorable to our customers and that may affect the timing of our ability to recognize revenue, increase our costs and have an adverse effect on our business, financial condition, and results of operations. Furthermore, large customers have increased buying power and ability to require onerous terms in our contracts with them, including pricing, warranties, and indemnification terms. If we are unable to satisfy the terms of these contracts, it could result in liabilities of a material nature, including litigation, damages, additional costs, loss of market share and loss of reputation. Additionally, the terms these large customers require, such as most-favored nation or exclusivity provisions, may impact our ability to do business with other customers and generate revenues from such customers.

Our products may contain defects that could cause us to incur significant costs, divert our attention from product development efforts and result in loss of customers.

Our products are complex, and defects and quality issues are found from time-to-time. Networking products in particular frequently contain undetected software or hardware defects when first introduced or as new versions are released. In addition, our products are often embedded in or deployed in conjunction with our customers' products which incorporate a variety of components produced by third parties, which may contain defects. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant damages or warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and manufacturing resources, and cause significant customer relation problems or loss of customers, or risk exposure to product liability suits, all of which would harm our business. Additionally, changes in our or our suppliers' manufacturing processes or the inadvertent use of defective materials by us or our suppliers could result in an adverse effect on our ability to achieve acceptable manufacturing yields and product reliability. To the extent that we do not achieve and maintain our projected yields or product reliability, our business, operating results, financial condition and customer relationships would be adversely affected.

If we are unable to successfully identify, acquire and integrate suitable businesses, our operating results and prospects could be harmed, and any businesses we acquire may not perform as expected or be effectively integrated.

We have in the past and expect to continue to seek to expand and diversify our operations with acquisitions of complementary technologies, products, manufacturing facilities, assets and businesses and other strategic transactions. Even if we are able to identify a target for acquisition, we may be unable to complete prospective acquisitions on commercially reasonable terms or for many reasons, including competition from other potential acquirers, regulatory requirements or other reasons. In addition, applicable antitrust laws and other regulations may limit our ability to acquire targets or force us to divest all or a portion of our business or an acquired business. We may expend significant cash or incur substantial debt to finance such acquisitions, and such indebtedness may restrict our business or require the use of available cash to make interest and principal payments. In addition, we may finance or otherwise complete acquisitions by issuing equity or convertible debt securities, which may result in dilution to our stockholders, or if such convertible debt securities are not converted, significant cash outlays.

Negotiations for potential acquisitions or other transactions may result in diversion of management's time and significant out-of-pocket costs. In addition, we may face risk related to:

- unforeseen expenses, delays or conditions imposed on the acquisition or transaction, including due to required regulatory approvals or consents, or fees that may be triggered upon a failure to consummate an acquisition or transaction for certain reasons;
- the inability to retain and obtain required regulatory approvals, licenses and permits;
- loss of employees, customers, suppliers or partners due to uncertainty of a transaction;
- litigation in connection with transactions, which may be costly; and
- failure to consummate an acquisition resulting in negative publicity and/or negative impression of us in the investment community that could impact our stock price.

We have in the past, and may in the future, divest or reduce our investment in certain businesses or product lines from time-to-time. Such divestitures involve risks, such as difficulty separating portions from our other businesses, distracting employees, incurring potential loss of revenue, negatively impacting margins, and potentially disrupting customer relationships. We may also incur significant costs associated with exit or disposal activities, related impairment charges, or both.

If we are unable to successfully manage any of these risks in relation to any future acquisitions or divestitures, our business, financial condition and results of operations could be adversely impacted.

In addition, any businesses we acquire may not perform as well as we expect. We may be unsuccessful in implementing our strategy, or integrating acquired companies, businesses or product lines and personnel with existing operations, the integration may be more difficult or more costly than anticipated, or the transaction may not further our business strategy as we expected or we may overpay for, or otherwise not realize the expected return on, our investment. Some of the challenges involved integrating businesses and acquisitions include:

- difficulty preserving relationships with customers, suppliers or partners;
- potential difficulties in completing projects associated with in-process R&D;
- unanticipated liabilities or our exposure for known contingencies and liabilities may exceed our estimates;
- unexpected losses of key employees of the acquired company, inability to attract, recruit, retain, and motivate current and prospective employees or inability to maintain our company culture;
- integrating the acquired business onto our systems and ensuring the acquired business meets our financial reporting requirements and timelines, including integrating Enterprise Resource Planning (“ERP”) systems and other key business applications;
- increasing the scope, geographic diversity and complexity of our operations;
- difficulties in integrating operations across different geographies, cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries;
- difficulties in integrating acquired technology;
- difficulties in consolidating facilities and transferring processes and know-how;
- temporary loss of productivity or operational efficiency; and
- adverse tax or accounting impact.

In addition, following an acquisition, we may have difficulty forecasting the financial results of the combined company and the market price of our common stock could be adversely affected if the effect of any acquisitions on our consolidated financial results is dilutive or is below the market's or financial analysts' expectations, or if there are unanticipated changes in the business or financial performance of the target company or the combined company. Any failure to successfully integrate acquired businesses may disrupt our business and adversely impact our business, financial condition and results of operations.

Restructuring activities could disrupt our business and affect our results of operations.

We have taken steps, including implementing reductions in force and internal reorganizations, to reduce the cost of our operations, improve efficiencies, or realign our organization and staffing to better match our market opportunities and our technology development initiatives. We may take similar steps in the future as we seek to realize operating synergies, to achieve our target operating model and profitability objectives, or to reflect more closely changes in the strategic direction of our business or the evolution of our site strategy and workplace. These changes could be disruptive to our business, including our research and development efforts, and may result in the recording of special charges, including workforce reduction or restructuring costs. Substantial expenses or charges resulting from restructuring activities could adversely affect our results of operations and use of cash in those periods in which we undertake such actions.

We may not be able to realize tax savings from our international structure, which could adversely affect our operating results.

During fiscal years 2023 and 2025, we completed international restructurings that included the intra-entity transfer of certain intellectual property and other assets used in the business among various subsidiaries. The structures implemented may be challenged by tax authorities, and if such challenges are successful, the tax consequence we expect to realize could be adversely impacted. If substantial modifications to our international structure or the way we operate our business are made, such as if future acquisitions or divestitures occur, if we or our customers or suppliers change our logistics, if changes in domestic and international tax laws negatively impact the structure, if we do not operate our business consistent with the structure and applicable tax provisions, if we fail to achieve our revenue and profit goals, or if the international structure or our application of arm's-length principles to intercompany arrangements is successfully challenged by the U.S. or foreign tax authorities, our effective tax rate may increase, which could have an adverse effect on our operating and financial results.

Changes in tax laws could have an adverse effect on our business, cash flow, results of operations or financial conditions.

As a multinational corporation, we are subject to income taxes as well as non-income based taxes, in both the U.S. and various foreign jurisdictions. Significant uncertainties exist with respect to the amount of our tax liabilities, including those arising from potential changes in laws in the countries in which we do business and the possibility of adverse determinations with respect to the application of existing laws. Many judgments are required in determining our worldwide provision for income taxes and other tax liabilities, and we are under audit by various tax authorities, which often do not agree with positions taken by us on our tax returns. Any unfavorable resolution of these uncertainties may have a significant adverse impact on our tax rate.

The Organization for Economic Cooperation and Development (the "OECD") has proposed changes to existing tax laws, including a proposed global minimum tax of 15%, also known as Pillar Two. Many countries, including European Union member states have adopted or are considering adopting legislation to enact these proposals. The OECD and participating jurisdictions have recently agreed to a "side-by-side" solution that exempts U.S.-parented multinational businesses, like ours, from certain provisions of Pillar Two for fiscal years beginning on or after January 1, 2026. Any of these developments or changes in federal, state, or international tax laws or tax rulings could adversely affect our effective tax rate and our operating results. There can be no assurance that our effective tax rates, tax payments, or incentives will not be adversely affected by these or other developments or changes in law.

On July 4, 2025, H.R.1, the One Big Beautiful Bill Act ("OBBBA"), was signed into law which contains a broad range of provisions affecting businesses including permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. Our tax provision includes the impact of the OBBBA. We will continue to evaluate the impact of the OBBBA to our income tax provision.

Other countries also continue to enact and consider enacting new laws, which could increase our tax obligations, cause us to change the way we do business or our operations or otherwise adversely affect us. The foregoing items could increase our future tax expense, could change our future intentions regarding reinvestment of foreign earnings, and could have an adverse effect on our business, financial condition and results of operations.

We are also subject to the continuous examination of our income tax and other returns by the Internal Revenue Service and other tax authorities globally, and we have a number of such reviews underway at any time. It is possible that tax authorities may disagree with certain positions we have taken, and an adverse outcome of such a review or audit could have a negative effect on our financial position and operating results. There can be no assurance that the outcomes from such examinations, or changes in tax law or regulation impacting our effective tax rates, will not have an adverse effect on our business, financial condition and results of operations.

Our operating results may be subject to volatility due to fluctuations in foreign currency.

We are exposed to foreign exchange risks with regard to our international operations which may affect our operating results. Since we conduct business in currencies other than U.S. dollars but report our financial results in U.S. dollars, we face exposure to fluctuations in currency exchange rates. Due to these fluctuations, operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. Although we price our products primarily in U.S. dollars, a portion of our operating expenses are incurred in foreign currencies. For example, a portion of our expenses are denominated in the U.K. pound sterling, Chinese yuan and Thai baht. In addition, we also have term loans denominated in Japanese Yen. Fluctuations in the exchange rate between these currencies and other currencies in which we collect revenues and/or pay expenses could have a material effect on our future operating results. Recently, our exposure to foreign currencies has increased as our non-U.S. manufacturing footprint has expanded. We continue to look for opportunities to leverage the lower cost of non-U.S. manufacturing, including the United Kingdom, China, Thailand, and Japan. While these geographies are lower cost than the U.S. and such concentration will in general lower our total cost to manufacture, this increase in concentration in non-U.S. manufacturing will also increase the volatility of our results. If the value of the U.S. dollar depreciates relative to certain other foreign currencies, it would increase our costs including the cost of local operating expenses and procurement of materials or services that we purchase in foreign currencies, as expressed in U.S. dollars. Conversely, if the U.S. dollar strengthens relative to other currencies, such strengthening could raise the relative cost of our products to non-U.S. customers, especially as compared to foreign competitors, and could reduce demand. Global economic volatility has had a significant impact on the exchange markets, which heightened this risk, and we expect the higher level of volatility in foreign exchange markets will likely continue.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including supporting the development and introduction of new products, addressing new markets, engaging in strategic transactions and partnerships, improving or expanding our operating infrastructure or acquiring complementary businesses and technologies. Investments, partnerships and acquisitions involve risks and uncertainties which could adversely affect our operating and financial results. We have repeatedly taken advantage of opportunities for convertible debt financing and have $1,554.3 million in aggregate principal amount of debt outstanding. In addition, in December 2025, we entered into a credit agreement (the "Credit Agreement") providing for a senior secured revolving credit facility in an aggregate principal amount of $400.0 million, including a $23.0 million sublimit for the issuance of letters of credit. We may in the future engage in additional equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity, or equity-linked or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, uncertainty in the macroeconomic environment, increasing interest rates and other factors have resulted in volatility in the capital markets and less favorable financing terms. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

If we fail to effectively manage our growth or, alternatively, our spending during downturns, our business could be disrupted, which could harm our operating results.

We expect to appropriately scale our business, internal systems and organization, and to continue to improve our operational, financial and management controls, reporting systems and procedures. Growth in sales, combined with the challenges of managing geographically dispersed operations, can place a significant strain on our management systems and resources, and our anticipated growth in future operations could continue to place such a strain. The failure to effectively manage our growth could disrupt our business and harm our operating results, and even if we are able to upgrade our systems and expand our staff, any such expansion will likely be expensive and complex. Our ability to successfully offer our products and implement our business plan in evolving markets requires an effective planning and management process. In economic downturns, we must effectively manage our spending and operations to ensure our competitive position during the downturn, as well as our future opportunities when the economy improves, remains intact. The failure to effectively manage our spending and operations could disrupt our business and harm our operating results.

Any failure, disruption or security breach or incident of or impacting our information technology infrastructure or information management systems could have an adverse impact on our business and operations.

Our business depends significantly on effective and efficient information management systems, and the reliability and security of our information technology infrastructure are essential to the operation, health and expansion of our business. For example, the information gathered and processed by our information management systems assists us in managing our supply chain, financial reporting, monitoring customer accounts, and protecting our proprietary and confidential business information, plans, trade secrets, and intellectual property, among other things. In addition, these systems may contain personal data or other confidential or otherwise protected information about our employees, our customers' employees, or other business partners. We must continue to expand and update this infrastructure in response to our changing requirements as well as evolving security standards and risks.

In some cases, we may rely on third-party providers of hosting, support and other services to meet our information technology requirements. Any failure to manage, expand and update our information technology infrastructure, including our ERP system and other applications, any failure in the extension implementation or operation of this infrastructure, or any failure by our hosting and support partners or other third-party service providers in the performance of their services could harm our business. In addition, we have partnered with third parties to support our information technology systems and to help design, build, test, implement and maintain our information management systems. Our merger, acquisition and divestiture activity may also require transitions to or from, and the integration of, various information management systems within our overall enterprise architecture, including our ERP system and other applications. Those systems that we acquire or that are used by acquired entities or businesses may also pose security risks of which we are unaware or unable to mitigate, particularly during the transition of these systems.

Like other companies, we are subject to ongoing attempts by malicious actors, including through hacking, malware, ransomware, denial-of-service attacks, social engineering, exploitation of internet-connected devices, and other attacks, to obtain unauthorized access to, or acquisition or other processing of confidential or other information or otherwise affect service reliability and threaten the confidentiality, integrity and availability of our systems and information stored or otherwise processed on our systems. Cyber threats have increased in recent years, in part due to increased remote work and frequent attacks, including in the form of phishing emails, malware attachments and malicious websites. Additionally, geopolitical tensions, conflicts and wars, may increase our risks of cyber-attacks. Further, as artificial intelligence ("AI") capabilities improve and become increasingly commonplace, cyber-attacks leveraging AI are likely to pose increasing threats. These attacks could, for example, leverage AI to directly attack information systems with increased speed and/or efficiency compared to a human threat actor, to identify or exploit security vulnerabilities, or to create more effective phishing emails. In addition, a vulnerability could be introduced from us or our third-party service providers incorporating output of an AI tool, such as AI-generated source code, that includes a threat. While we work to safeguard our internal systems and validate the security of our third-party service providers to mitigate these potential risks, including through information security policies and employee awareness and training, there is no assurance that such actions have been or will be sufficient to prevent cyber-attacks or security breaches or incidents. We have been in the past, and may be in the future, subject to social engineering attacks and other cyber-attacks, and these attacks may become more prevalent with a substantial portion of our workforce being distributed geographically, particularly given the resulting increased remote access to our networks and systems. Further, our third-party service providers may have been and may be in the future subject to such attacks or otherwise may suffer security breaches or incidents. In addition, actions by our employees, service providers, partners, contractors, or others, whether malicious or otherwise, could affect the security of our systems and information. Further, a breach or compromise of our information technology infrastructure or that of our third-party service providers could result in the misappropriation of intellectual property, business plans, trade secrets or other information. Additionally, while our security systems are designed to maintain the physical security of our facilities and information systems, accidental or willful security breaches or incidents or other unauthorized access by third parties to our facilities or our information systems could lead to unauthorized access to, or misappropriation, disclosure, or other processing of proprietary, confidential and other information.

Despite our implementation of security measures, our systems and those of our third-party service providers are vulnerable to damage from these or other types of attacks, errors, acts or omissions. In addition, our systems may be impacted by natural disasters, terrorism or other similar disruptions. Any system failure, disruption, accident or security breach or incident affecting us or our third-party service providers could result in disruptions to our operations and loss or unavailability of, or unauthorized access or damage to, inappropriate access to, or use, disclosure or other processing of confidential information and other information maintained or otherwise processed by us or on our behalf. Any actual or alleged disruption to, or security breach or incident affecting, our systems or those of our third-party partners could cause significant damage to our reputation, lead to theft or misappropriation of our intellectual property and trade secrets, result in claims, investigations, and other proceedings by or before regulators, and claims, demands and litigation, legal obligations or liability, affect our relationships with our customers, require us to bear significant remediation and other costs and ultimately harm our business, financial condition and operating results. In addition, we may be required to incur significant costs to protect against or mitigate damage caused by disruptions or security breaches or incidents. Our costs incurred in efforts to prevent, detect, alleviate or otherwise address cybersecurity or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant and such efforts may not be successful. All of these costs, expenses, liability and other matters may not be covered adequately by insurance and may result in an increase in our costs for insurance or insurance not being available to us on economically feasible terms, or at all. Insurers may also deny us coverage as to any future claim. Any of these results could harm our financial condition, business and reputation.

Our revenues, operating results, and cash flows may fluctuate from period to period due to a number of factors, which makes predicting financial results difficult.

Spending on optical communication and laser products is subject to cyclical and uneven fluctuations, which could cause our financial results to fluctuate unpredictably. It can be difficult to predict the degree to which end-customer demand and the seasonality and uneven sales patterns of our OEM partners or other customers will affect our business in the future, particularly as we or they release new or enhanced products. We are also subject to changes in buying patterns among our OEM partners and other customers, including unpredictable changes in their desired inventory levels. Further, if our revenue mix changes, it may also cause results to differ from historical seasonality. Accordingly, our quarterly and annual revenues, operating results, cash flows, and other financial and operating metrics have and may in the future vary significantly in the future. We attempt to identify changes in market conditions as soon as possible; however, the dynamics of the market in which we operate make prediction of and timely reaction to such events difficult. Due to these and other factors, the results of any prior periods should not be relied on as an indication of future performance. Quarterly fluctuations from the above factors may cause our revenue, operating results, and cash flows to underperform in relation to our guidance, long-term financial targets or the expectations of financial analysts or investors, which may cause volatility or decreases in our stock price.

If we have insufficient proprietary rights or if we fail to protect our rights, our business could be harmed.

We seek to protect our products, technologies, and product roadmaps in part through a combination of patents, trade secrets, know-how, trademarks, copyrights, and ongoing technological innovation. Our ability to protect our intellectual property is limited, however, because unauthorized use, misappropriation, or infringement of our proprietary rights is difficult, time-consuming, and costly to detect and prevent. The steps we take to protect our intellectual property may be inadequate to prevent third parties from misappropriating our technology or independently developing competing or similar products.

Other companies may be developing technologies that are similar or superior to our own. In addition, there may be existing patents or other intellectual property rights of which we are unaware that could be relevant to our business. Patent applications are often not published until issued or published after a delay, and as such, we cannot be certain that our products do not infringe pending third-party patent applications. Our pending or future patent applications may not result in issued patents, and any patents that do issue may not provide sufficiently broad protection to prevent others from developing, making, using, or selling products similar to ours, or may be challenged, invalidated, circumvented, or deemed unenforceable.

We do not hold intellectual property rights in every jurisdiction in which we sell or distribute our products. As a result, competitors may be able to offer identical or similar products in jurisdictions where we lack patent or other intellectual property protection. Further, intellectual property laws and enforcement mechanisms vary by jurisdiction, and certain regions, including Europe, Asia-Pacific and Latin America, may not protect our intellectual property rights to the same extent as the United States.

We rely on licenses to third-party technologies, and we are obligated to pay royalties under certain of these agreements. If we are unable to maintain these licenses or obtain new licenses on commercially reasonable terms, or at all, we may be unable to use important third-party technologies. This could delay or prevent the development of new products, restrict the sale of existing products, increase our costs, or otherwise adversely affect our operating results. In addition, the use of open-source software in our products may subject us to license obligations that could require us to disclose proprietary source code or otherwise limit our ability to protect our intellectual property.

We seek to protect our trademarks, including the Lumentum brand, through registration and enforcement efforts in selected jurisdictions. However, we have not registered our trademarks in every country in which we operate, and third parties may be able to use identical or confusingly similar marks in jurisdictions where our trademarks are not registered or enforceable. Even where our trademarks are registered, third parties may challenge, oppose, or seek to invalidate those registrations, and our efforts to maintain and enforce trademark protection may not be sufficient or effective.

A breach or failure of our information technology systems, or those of our third-party service providers, could result in the unauthorized access to, or misappropriation of, our intellectual property, trade secrets, or confidential business information. Any actual or perceived cybersecurity incident or other security breach could damage our reputation, disrupt our operations, and adversely affect our relationships with customers and partners.

In addition, evolving legal and regulatory frameworks governing intellectual property rights related to artificial intelligence ("AI") may create uncertainty regarding ownership, scope, or enforceability of intellectual property developed using AI-enabled tools. These developments could reduce the value or protectability of intellectual property created through AI-assisted processes and adversely affect our competitive position.

Our products may be subject to claims that they infringe the intellectual property rights of others, the resolution of which may be time-consuming and expensive, as well as require a significant amount of resources to prosecute, defend, or make our products non-infringing.

Our products may be subject to claims that they infringe the intellectual property rights of others. Intellectual property litigation is common in our industry, and we have received, and may continue to receive, infringement claims from third parties. Such claims increasingly arise from (i) operating companies, including customers and competitors, seeking to monetize their patent portfolios, and (ii) non-practicing entities that do not manufacture or sell products. Defending against these claims, regardless of their merit, can be costly and time-consuming and may divert management and technical resources.

If we are unsuccessful in defending against infringement claims, we may be required to pay damages, enter into costly license agreements, redesign products, or cease selling certain products. Licenses may not be available on commercially reasonable terms, or at all. In addition, exclusionary orders or injunctions could limit our ability to manufacture or sell affected products, which could materially and adversely affect our revenues and operating results. We also provide indemnification to certain customers against intellectual property infringement claims and may incur significant costs in connection with defending and indemnifying such claims.

We further face the risk of trademark infringement claims in various jurisdictions, which may increase as a result of acquisitions or expansion into new markets. The resolution of such claims, whether through litigation or settlement, could result in significant liability, significant expense, require changes to branding or product labeling, or prevent us from using certain trademarks, any of which could adversely affect our business, financial condition, and operating results.

We face certain litigation risks that could harm our business.

We are now, and in the future, may become subject to various legal proceedings and claims that arise in or outside the ordinary course of business. The results of legal proceedings are difficult to predict. Moreover, many of the complaints filed against us may not specify the amount of damages that plaintiffs seek, and we therefore may be unable to estimate the possible range of damages that might be incurred should these lawsuits be resolved against us. While we may be unable to estimate the potential damages arising from such lawsuits, certain of them assert types of claims that, if resolved against us, could give rise to substantial damages or restrictions on or changes to our business. Thus, an unfavorable outcome or settlement of one or more of these lawsuits could have an adverse effect on our financial condition, liquidity and results of operations. Even if these lawsuits are not resolved against us, the uncertainty and expense associated with unresolved lawsuits could seriously harm our business, financial condition and reputation. Litigation is generally costly, time-consuming and disruptive to normal business operations. The costs of defending these lawsuits have been significant in the past, will continue to be costly and may not be covered by our insurance policies. The defense of these lawsuits could also result in continued diversion of our management's time and attention away from business operations, which could harm our business. For additional discussion regarding litigation, refer to "Part I, Item 3. Legal Proceedings," and "Note 16. Commitments and Contingencies" to the consolidated financial statements.

Our products incorporate and rely on licensed third-party technology, and if licenses of third-party technology do not continue to be available to us or are not available on terms acceptable to us, our revenues and ability to develop and introduce new products could be adversely affected.

We integrate licensed third-party technology into certain of our products. From time-to-time, we may be required to license additional technology from third parties to develop new products or product enhancements. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms. The failure to comply with the terms of any license, including free open-source software, may result in our inability to continue to use such license. Our inability to maintain or re-license any third-party licenses required in our products or our inability to obtain third-party licenses necessary to develop new products and product enhancements, could potentially require us to develop substitute technology or obtain substitute technology of lower quality or performance standards or at a greater cost, any of which could delay or prevent product shipment and harm our business, financial condition, and results of operations.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, and the Nasdaq Global Select Market ("Nasdaq") listing requirements. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, and to integrate our acquisitions into our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant time and operational resources, including accounting-related costs and significant management oversight.

Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could cause us to delay reporting of our financial results, be subject to one or more investigations or enforcement actions by state or federal regulatory agencies, stockholder lawsuits or other adverse actions requiring us to incur defense costs, pay fines, settlements or judgments. Any such failures could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock and customer perception of our business may suffer. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

Risks Related to Our Indebtedness

Servicing our existing and future indebtedness, including the 2026 Notes, 2028 Notes, 2029 Notes and 2032 Notes (collectively referred to as the "convertible notes") and any revolving loans under our Credit Agreement, may require a significant amount of cash, and we may not have sufficient cash flow or the ability to raise the funds necessary to satisfy our obligations under the convertible notes and our Credit Agreement, and our current and future indebtedness may limit our operating flexibility or otherwise affect our business.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness under the convertible notes, or to make cash payments in connection with any conversion of the convertible notes or upon any fundamental change if holders of the applicable series of the convertible notes require us to repurchase their convertible notes for cash, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. During fiscal year 2026, the last reported sale price of our common stock was at least 130% of the applicable conversion price of each of the respective convertible notes in effect for at least 20 trading days during the last 30 trading days in fiscal year 2026; therefore, the convertible notes are convertible at the option of the holders with the principal balance contractually required to be settled in cash. To the extent all convertible note holders elect to convert all or a significant portion of the convertible notes within a short period of time, our liquidity would be adversely impacted, and could adversely impact our ability to continue as a going concern.

Our Credit Agreement contains various customary events of default that include, among others, non-payment of principal, interest or fees, inaccuracy of representations and warranties, breach of covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, material judgments and events constituting a change of control, subject to thresholds and cure periods as set forth in the Credit Agreement. Upon the occurrence and during the continuance of an event of default, the Lenders may terminate their commitments and accelerate our obligations under the Credit Agreement and may exercise certain other rights and remedies provided for under the Credit Agreement, the other loan documents and applicable law. If there were outstanding borrowings under the Credit Agreement that were accelerated, we may not have sufficient cash on hand or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could immediately adversely affect our business, cash flows, results of operations, and financial condition.

Our business may not generate cash flow from operations in the future sufficient to service our indebtedness and make necessary capital expenditures. If we are unable to generate sufficient cash flow to meet our obligations, we may be required to adopt one or more alternatives, such as selling assets, restructuring indebtedness or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Our current and future indebtedness may limit our operating flexibility or otherwise affect our business.

Our existing and future indebtedness could have important consequences to our stockholders and significant effects on our business. For example, our Credit Agreement contains a number of negative covenants that limit our ability and the ability of certain of our subsidiaries to, among other things, incur liens, make investments, incur indebtedness, merge or consolidate with other companies, sell substantially all of our assets, make restricted payments, enter into certain transactions with affiliates and make certain prepayments of subordinated debt, in each case subject to certain exceptions. In addition, the Credit Agreement contains financial covenants that require compliance with a maximum secured net leverage ratio and minimum interest coverage ratio, in each case tested at the end of each fiscal quarter.

Our current and future indebtedness could:

- make it more difficult for us to satisfy our debt obligations under the convertible notes or our Credit Agreement;
- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- restrict us from exploiting business opportunities;
- place us at a competitive disadvantage compared to our competitors that have less indebtedness; and
- limit our availability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general purposes.

Any of these factors could harm our business, results of operations, and financial condition. In addition, we and our subsidiaries may be able to incur significant additional indebtedness in the future. If we incur additional indebtedness, the risks related to our business and our ability to service or repay our indebtedness would increase.

Risks Related to Human Capital

Our ability to develop, market and sell products could be harmed if we are unable to retain or hire key personnel.

Our future success depends on our ability to recruit and retain the services of executive, engineering, manufacturing, sales and marketing, and support personnel. The supply of highly qualified individuals, in particular engineers in very specialized technical areas, or salespeople specializing in the service provider, enterprise and commercial laser markets, is limited and competition for such individuals is intense. Competition is particularly intense in certain jurisdictions where we have research and development centers, including Silicon Valley, and for engineering talent generally. Competition is also intense and turnover is high in certain jurisdictions where we or our suppliers have manufacturing facilities. Also, the increase of remote work among employees in our industries has increased employee mobility and turnover, making it difficult for us to retain or hire employees. Further, to attract and retain top talent, we have offered, and we believe we will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may adversely affect our ability to attract and retain highly qualified employees. There can be no assurance that the programs, initiatives, rewards and recognition that are part of our people strategy will be successful in attracting and retaining the talent necessary to execute on our business plans. In addition, as a result of our past and any future acquisitions and related integration activities, our current and prospective employees may experience uncertainty about their futures that may impair our ability to retain, recruit, or motivate key management, engineering, technical and other personnel. None of our officers or key employees is bound by an employment agreement for any specific term. The loss of the services of any of our key employees, the inability to attract or retain personnel in the future, particularly during the integration of acquisitions, or delays in hiring required personnel and the complexity and time involved in replacing or training new employees, could delay the development and introduction of new products, and negatively impact our ability to market, sell, or support our products. Similarly, the failure to properly manage the necessary knowledge transfer required for employee transitions could impact our ability to meet customers' needs, to work effectively with customers, suppliers or other third parties, or to maintain industry and innovation leadership. The loss of members of our management team or other key personnel could be disruptive to our business and, were it necessary, it could be difficult to replace such individuals. If we are unable to attract and retain qualified personnel, we may be unable to manage our business effectively, and our business, financial condition and results of operations may be harmed.

Our ability to hire and retain employees may be negatively impacted by changes in immigration laws, regulations and procedures.

Foreign nationals who are not U.S. citizens or permanent residents constitute an important part of our U.S. workforce, particularly in the areas of engineering and product development. Our ability to hire and retain these workers and their ability to remain and work in the United States are impacted by laws and regulations, as well as by procedures and enforcement practices of various government agencies and global events that may interfere with our ability to hire or retain workers who require visas or entry permits. For example, if the U.S. implements travel restrictions or changes visa requirements, our ability to hire and retain employees could be impacted. Additional changes in immigration laws, regulations or procedures in jurisdictions in which we hire workers may adversely affect our ability to hire or retain such workers, increase our operating expenses and negatively impact our ability to deliver our products and services.

Risks Related to Legal, Regulatory and Compliance

Our sales may decline if we are unable to obtain government authorization to export certain of our products, and we may be subject to legal and regulatory consequences if we do not comply with applicable export control laws and regulations.

Exports of certain of our products are subject to export controls imposed by the U.S. government and administered by the U.S. Departments of State and Commerce. In certain instances, these regulations may require pre-shipment authorization from the administering department. For products subject to the EAR administered by the BIS, the requirement for a license is dependent on the type and end use of the product, the final destination, the identity of the end user and whether a license exception might apply. Virtually all exports of products subject to the International Traffic in Arms Regulations ("ITAR") administered by the Department of State's Directorate of Defense Trade Controls, require a license. Certain of our fiber optics products are subject to EAR and ITAR. Products and the associated technical data developed and manufactured in our foreign locations are subject to export controls of the applicable foreign nation. There is no assurance that we will be issued these licenses or be granted exceptions, and failure to obtain such licenses or exceptions could limit our ability to sell our products into certain countries and negatively impact our business, financial condition and/or operating results.

The requirement to obtain a license could put us at a competitive disadvantage by restricting our ability to sell products to customers in certain countries or by giving rise to delays or expenses related to obtaining a license. Given the current global political climate, obtaining export licenses can be difficult and time-consuming. Failure to obtain export licenses for these shipments could significantly reduce our revenue and adversely affect our business, financial condition, relationships with our customers and results of operations. Compliance with U.S. government regulations also subjects us to additional fees and costs. The absence of comparable restrictions on competitors in other countries may adversely affect our competitive position.

Further, there is increased attention from the government and the media regarding potential threats to U.S. national security and foreign policy relating to certain foreign entities, particularly Chinese entities, and the imposition of enhanced restrictions or sanctions regarding the export of our products or on specific foreign entities that would restrict their ability to do business with U.S. companies may adversely affect our business. For example, on May 16, 2019, Huawei was added to the Entity List, additional regulatory restrictions were imposed in May and August 2020, including the October 2022 changes to the Foreign Direct Product Rule, which imposes limitations on the supply of certain U.S. items and product support to Huawei. FiberHome Technologies was also added to the Entity List on May 22, 2020. These actions, among others, have resulted in escalating tensions between the U.S. and China and create the possibility that the Chinese government may take additional steps to retaliate against U.S. companies or industries. We currently do not supply any products to Huawei, and we cannot predict whether we will again be able to sell to Huawei. Further, we cannot predict what additional actions the U.S. government may take with respect to Huawei beyond what is described above or to other of our customers, including modifications to or interpretations of Entity List restrictions, export restrictions, tariffs, or other trade limitations or barriers.

Our association with customers that are or become subject to U.S. regulatory scrutiny or export restrictions could negatively impact our business. Governmental actions such as these could subject us to actual or perceived reputational harm among current or prospective investors, suppliers or customers, customers of our customers, other parties doing business with us, or the general public. Any such reputational harm could result in the loss of investors, suppliers or customers, which could harm our business, financial condition, operating results or prospects. Our failure or perceived failure to comply with any of the foregoing legal and regulatory requirements, or other actual or asserted obligations relating to export controls has in the past and could in the future result in increased costs for our products, damage to our reputation, government inquiries, subpoenas, investigations. If we fail to comply with any of these export regulations, we could be subject to civil, criminal, monetary and non-monetary penalties and costly consent decrees, which would lead to disruptions to our business, restrictions on our ability to export products and technology, and adversely affect our business and results of operation.

In addition, certain of our significant customers and suppliers have products that are subject to U.S. export controls, and therefore these customers and suppliers may also be subject to legal and regulatory consequences if they do not comply with applicable export control laws and regulations. Such regulatory consequences could disrupt our ability to obtain components from our suppliers, or to sell our products to major customers, which could significantly increase our costs, reduce our revenue and adversely affect our business, financial condition and results of operations.

Social and environmental responsibility regulations, policies and provisions, as well as customer and investor demands, may make our supply chain more complex and may adversely affect our relationships with customers and investors.

There has been in recent years a focus on corporate social and environmental ("ESG") responsibility in our industry as well as generally in the United States and globally, especially with respect to large public companies. A number of our customers have adopted, or may adopt, procurement policies that include social and environmental responsibility provisions or requirements that their suppliers should comply with, or they may seek to include such provisions or requirements in their procurement terms and conditions. These legal and regulatory requirements, as well as investor expectations, on corporate environmental and social responsibility practices and disclosure, are subject to change, can be unpredictable, and may be difficult and expensive for us to comply with, given the complexity of our supply chain. If we are unable to comply with, or are unable to cause our suppliers or contract manufacturers to comply with such policies or provisions, or if we are unable to meet the requirements of our customers and investors, a customer may stop purchasing products from us or an investor may sell their shares, and may take legal action against us, which could harm our reputation, revenue and results of operations. We expect to face increasing worldwide regulatory activity relating to climate change in the future. Future compliance with these laws and regulations, as well as meeting related customer and investor expectations, may adversely affect our business and results of operations.

Our reputation and/or business could be negatively impacted by ESG matters and/or our reporting of such matters.

We have in the past and may in the future communicate certain ESG-related initiatives regarding sustainability matters, fair labor practices, responsible sourcing, and other matters in a Corporate Social Responsibility Report, on our website, in certain filings with the SEC, and elsewhere. These initiatives could be difficult to achieve and costly to implement. In addition, we could be criticized for the timing, scope or nature of these initiatives, or for our disclosures related to such matters, or for our policies and practices related to these matters. Opinions, perspectives, and expectations on sustainability and governance matters may differ amongst our stakeholders and may evolve over time. We have been and may continue to be subject to conflicting expectations and views on various matters, and legal requirements and interpretations may change. Our actual or perceived failure to meet evolving stakeholder expectations, or achieve any required ESG-related initiatives, could negatively impact our reputation or otherwise harm our business.

We may be adversely affected by climate change regulations.

In many of the jurisdictions in which we operate, government bodies are increasingly enacting legislation and regulations in response to potential impacts of climate change. These laws and regulations are mandatory in some cases, and have the potential to impact our operations directly or indirectly as a result of required compliance by our customers or supply chain. Inconsistency of regulations may also affect the costs of compliance with such laws and regulations. Assessments of the potential impact of future climate change legislation, regulation, and international treaties and accords are uncertain, given the wide scope of potential regulatory change in countries in which we operate.

We may incur increased capital expenditures resulting from required compliance with revised or new legislation or regulations, added costs to purchase raw materials, lower profits from sales of our products, increased insurance premiums and deductibles, changes in competitive position relative to industry peers, changes to profit or loss arising from increased or decreased demand for goods produced by us, or changes in costs of goods sold, which would have an adverse effect on our business, financial condition and results of operations.

We are subject to laws and regulations worldwide including with respect to environmental matters, securities laws, privacy and data protection, compliance with which could increase our expenses and harm our operating results.

Our operations and our products are subject to various federal, state and foreign laws and regulations, including those governing pollution and protection of human health and the environment in the jurisdictions in which we operate or sell our products. These laws and regulations govern, among other things, wastewater discharges and the handling and disposal of hazardous materials in our products. Our failure to comply with current and future environmental or health or safety requirements could cause us to incur substantial costs, including significant capital expenditures, to comply with such environmental laws and regulations and to clean up contaminated properties that we own or operate. Such clean-up or compliance obligations could result in disruptions to our operations. Additionally, if we are found to be in violation of these laws, we could be subject to governmental fines or civil liability for damages resulting from such violations. These costs could have an adverse impact on our financial condition or operating results.

From time-to-time new regulations are enacted, and it is difficult to anticipate how such regulations will be implemented and enforced. We continue to evaluate the necessary steps for compliance with regulations as they are enacted. These regulations include, for example, the Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”), the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive (“RoHS”) and the Waste Electrical and Electronic Equipment Directive (“WEEE”) enacted in the European Union which regulate the use of certain hazardous substances in, and require the collection, reuse and recycling of waste from, certain products we manufacture. These regulations and similar legislation may require us to re-design our products to ensure compliance with the applicable standards, for example by requiring the use of different types of materials, which could have an adverse impact on the performance of our products, add greater testing lead-times for product introductions or other similar effects. We believe we comply with all such legislation where our products are sold, and we continuously monitor these laws and the regulations being adopted under them to determine our responsibilities.

In addition, pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC has promulgated rules requiring disclosure regarding the use of certain “conflict minerals” that are mined from the Democratic Republic of Congo and adjoining countries and procedures regarding a manufacturer’s efforts to prevent the sourcing of such minerals. We may face challenges with government regulators and our customers and suppliers if we are unable to sufficiently make any required determination that the metals used in our products are conflict free. Complying with these disclosure requirements involves substantial diligence efforts to determine the source of any conflict minerals used in our products and may require third-party auditing of our diligence process. These efforts may demand internal resources that would otherwise be directed towards operations activities.

Since our supply chain is complex, we may face reputational challenges if we are unable to sufficiently verify the origins of all minerals used in our products. Additionally, if we are unable to satisfy those customers who require that all of the components of our products are determined to be conflict free, they may choose a competitor's products which could materially impact our financial condition and operating results.

We are also subject to laws and regulations relating to our collection, use, protection and other processing of personal data of our employees, customers and others. These laws and regulations are subject to frequent modifications and updates and require ongoing supervision. For example, the European Union adopted the GDPR, which became effective in May 2018, establishing stringent requirements for data protection in Europe and providing for substantial penalties for noncompliance. Additionally, California has the CCPA, which went into effect on January 1, 2020, and which was amended and supplemented by California Privacy Rights Act ("CPRA"), which went into effect on January 1, 2023. Other legislation relating to privacy, data protection and cybersecurity has been proposed or adopted in several other states, including the enactment of legislation similar to the CCPA and CPRA enacted in numerous states. Aspects of the CCPA, CPRA and these other laws and regulations, as well as their enforcement, remain unclear. The U.S. federal government also is contemplating federal privacy legislation, and the U.S. Department of Justice has issued regulations restricting certain bulk transfers of sensitive personal data. The effects and impact of these or other laws and regulations relating to privacy, data protection and cybersecurity are potentially significant and may require us to modify practices and policies and to incur substantial costs and expenses in efforts to comply. Laws and regulations relating to privacy, data protection and cybersecurity, and their interpretation and enforcement, continue to evolve in various jurisdictions.

Further, the United Kingdom has implemented legislation similar to the GDPR, which provides for penalties, similar to the GDPR. This legislation was amended in 2025. Aspects of United Kingdom data protection law, including with respect to cross-border data transfers, are subject to uncertainty. The European Commission has adopted an adequacy determination regarding the United Kingdom data protection regime that generally has permitted personal data to be transferred between the European Economic Area ("EEA") and the United Kingdom, which it has extended through December 2031. This adequacy decision is, however, subject to potential revocation or modification. We cannot fully predict how the United Kingdom data protection laws or regulations may develop in the medium to longer term nor the effects of divergent laws, regulations, and guidance regarding data transfers. We may find it necessary to make further changes to our handling of personal data of residents of various jurisdictions, each of which may require us to incur significant costs and expenses.

New technology trends, such as AI, require us to keep pace with evolving regulations and industry standards. Various current and proposed regulatory frameworks in the U.S., the European Union, China and other jurisdictions address the development and use of AI in products and services. We expect that the legal and regulatory environment relating to emerging technologies such as AI will continue to develop and could increase the cost of doing business, and create compliance risks and potential liability, all which may have an adverse effect on our financial condition and results of operations.

Evolving laws and regulations relating to the foregoing matters add to the complexity of our compliance obligations and increase our compliance costs, and it is possible that our practices may be deemed not to comply with such laws and regulations or other actual or asserted obligations relating to such matters. Any actual or alleged failure to comply with applicable laws or regulations or other actual or asserted obligations relating to such matters could result in increased costs for our products, monetary penalties, damage to our reputation and market position, government inquiries, subpoenas, investigations and other legal proceedings, legal claims, demands and litigation and other obligations and liabilities. Furthermore, legal and regulatory requirements applicable to our business are subject to change from time-to-time, which increases our monitoring and compliance costs and the risk that we may fall out of compliance or for this to be alleged to have occurred. Additionally, we may be required to ensure that our suppliers comply with applicable laws and regulations. If we or our suppliers fail or are perceived to fail to comply with such laws or regulations, we could face sanctions for such noncompliance, and our customers may refuse to purchase our products, which would have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock

Our stock price may be volatile and may decline regardless of our operating performance.

Our common stock is listed on the Nasdaq Global Select Market under the symbol "LITE." The market price of our common stock has fluctuated in the past and may fluctuate significantly due to a number of factors, some of which may be beyond our control and may often be unrelated or disproportionate to our operating performance. These include:

- changes in global economic, market and political conditions and other external factors, including those resulting from trade tensions, rising inflation, and fluctuations in foreign currency exchange and interest rates;
- speculation in the press or investment community about our strategic position;
- actual or anticipated fluctuations in our quarterly or annual operating results;
- changes in earnings estimates or recommendations by securities analysts or our ability to meet those estimates;
- the operating and stock price performance of other comparable companies;
- a shift in our investor base;
- the financial performance of other companies in our industry, and of our customers;
- general market conditions in the semiconductor industry;
- pandemics and similar major health concerns;
- success or failure of our business strategy;
- credit market fluctuations which could negatively impact our ability to obtain financing as needed;
- changes in governmental regulation including taxation and tariff policies;
- announcements by us, competitors, customers, or our contract manufacturers of significant acquisitions or dispositions, strategic alliances or overall movement toward industry consolidations among our customers and competitors;
- investor perception of us and our industry;
- changes in accounting standards, policies, guidance, interpretations or principles;
- differences, whether actual or perceived, between our corporate social responsibility and ESG practices and disclosure and government or customer, business partner, investor or other stakeholder expectations;
- litigation or disputes in which we may become involved;
- issuances of our shares upon conversion of some or all of the convertible notes; and
- sales of our shares by our officers, directors, or significant stockholders.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, results of operations, financial condition and cash flows.

Transactions relating to our convertible notes may dilute the ownership interest of existing stockholders, or may otherwise depress the price of our common stock.

Pursuant to the terms of our convertible notes, if the convertible notes are converted by holders, we are required to satisfy our conversion obligation with respect to the convertible notes by delivering cash equal to the principal amount of such converted convertible notes and cash, shares of common stock, or a combination of cash and shares of common stock, at our election, with respect to any conversion value in excess thereof. If we elect to deliver common stock upon conversion of the convertible notes, it would dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, certain holders of the convertible notes may engage in short selling to hedge their position in the convertible notes. Anticipated future conversions of the convertible notes into shares of our common stock could depress the price of our common stock.

We do not expect to pay dividends on our common stock.

We do not currently expect to pay dividends on our common stock. The payment of any dividends to our stockholders in the future, and the timing and amount thereof, if any, is within the discretion of our board of directors. Our board of directors' decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, potential debt service obligations or restrictive covenants, industry practice, legal requirements, regulatory constraints and other factors that our board of directors deems relevant. As a result, the success of an investment in our common stock will depend on future appreciation in its value. There is no guarantee that our common stock will maintain its value or appreciate in value.

In addition, because we are a holding company with no material direct operations, we are dependent on loans, dividends and other payments from our operating subsidiaries to generate the funds necessary to pay dividends on our common stock. However, our operating subsidiaries' ability to make such distributions will be subject to their operating results, cash requirements and financial condition and the applicable provisions of Delaware law that may limit the amount of funds available for distribution. Our ability to pay cash dividends may also be subject to covenants and financial ratios related to existing or future indebtedness, and other agreements with third parties.

Certain provisions in our charter and Delaware corporate law could hinder a takeover attempt.

We are subject to the provisions of Section 203 of the Delaware General Corporate Law which prohibits us, under some circumstances, from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of our outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short-term, to the interests of our stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions providing for the limitations of liability and indemnification of our directors and officers, allowing vacancies on our board of directors to be filled by the vote of a majority of the remaining directors, granting our board of directors the authority to establish additional series of preferred stock and to designate the rights, preferences and privileges of such shares (commonly known as "blank check preferred") and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders, which may only be called by the chairman of the board of directors, the chief executive officer or the board of directors. These provisions may also have the effect of deterring hostile takeovers or delaying changes in control or changes in our management.

Our bylaws designate Delaware courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us or our directors and officers.

Our bylaws provide that, unless we consent in writing to an alternative forum, the state or federal courts of Delaware are the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting breach of fiduciary duty, or other wrongdoing, by our directors, officers or other employees to us or our stockholders; any action asserting a claim against Lumentum pursuant to the Delaware General Corporation Law or our certificate of incorporation or bylaws; any action asserting a claim against Lumentum governed by the internal affairs doctrine; or any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a different judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us or our directors and officers.

Alternatively, if a court outside of Delaware were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

The 2032 Capped Call Options may affect the value of our common stock.

In connection with the issuance of the 2032 Notes, we entered into the 2032 Capped Call Options with the 2032 Capped Call Counterparties. We have been advised that the 2032 Capped Call Counterparties may modify the hedge positions they established when they entered into the 2032 Capped Call Options by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions prior to the maturity of the 2032 Notes (and are likely to do so in connection with any conversion, repurchase or redemption of the 2032 Notes or if we unwind all or a portion of the 2032 Capped Call Options). This activity could cause or prevent an increase or a decrease in the market price of our common stock.

We are subject to counterparty risk with respect to the 2032 Capped Call Options.

The 2032 Capped Call Counterparties are financial institutions, and we will be subject to the risk that one or more of the 2032 Capped Call Counterparties may default under the 2032 Capped Call Options. Our exposure to the credit risk of the 2032 Capped Call Counterparties will not be secured by any collateral.

Global economic conditions have in the past resulted in the actual or perceived failure and/or financial difficulties of many financial institutions. If a 2032 Capped Call Counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at the time under the 2032 Capped Call Option with such 2032 Capped Call Counterparty. Our exposure will depend on many factors but, generally, our exposure will increase if the market price or the volatility of our common stock increases. In addition, upon a default by a 2032 Capped Call Counterparty, we may suffer adverse tax consequences and experience more dilution than we currently anticipate with respect to our common stock. We can provide no assurances as to the financial stability or viability of the 2032 Capped Call Counterparties.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

Cybersecurity risk management is an important part of and is integrated into our overall enterprise risk management framework, with cybersecurity risks being among the core enterprise risks identified for oversight by our Board of Directors (the "Board") through our annual enterprise risk assessment. We maintain an enterprise-wide cybersecurity risk assessment program and framework that is designed to identify, assess, and manage cybersecurity risk, vulnerabilities, and threats. The foundation of our cybersecurity program is based on the National Institute of Standards and Technology ("NIST") Cybersecurity Framework and complies with the International Organization for Standardization ("ISO") 27001:2022 standard. In alignment with the concepts and principles articulated in these standards, we have implemented controls related to cybersecurity threats and incidents including monitoring, log collection and analysis, threat hunting and intelligence surveillance, and regular vulnerability scans/penetration tests. Additionally, in furtherance of assessing, identifying, and managing material cybersecurity risks, we:

- Leverage technology solutions designed to provide protection for our assets and detect threats in our environment;
- Perform regular vulnerability assessments and penetration testing in efforts to identify, assess, and remediate weaknesses;
- Maintain an enterprise-wide disaster recovery governance program;
- Regularly perform cybersecurity-related disaster recovery testing designed to ensure that our mission-critical IT systems are recoverable, in support of our business continuity needs; and
- Work with each of our business and corporate groups with our internal cybersecurity program to integrate cybersecurity requirements into operating environments as appropriate. In addition, executive management, as well as our Board, regularly review our financial planning processes for these areas, inclusive of our cybersecurity programs.

Changes or additions to our cybersecurity risk assessment program and related practices and procedures described above in response to cybersecurity needs are reviewed by our Cybersecurity Steering Committee ("CSC"), an executive management-level cross-functional group.

We regularly engage independent third parties to assess the effectiveness of our cybersecurity program and practices and to assist with risk mitigation. These assessments are performed in conformance with ISO standards and requirements. Enhancements to our cybersecurity program and practices are identified from assessment findings, and if deemed appropriate, implemented.

In addition, we evaluate the security posture and features of critical vendors and suppliers. This includes reviewing and monitoring of the third party controls, to help ensure third party services meet our standards for such providers and that the cybersecurity risks associated with the use of these services are appropriate.

For additional information regarding whether any risks from cybersecurity threats are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors - Any failure, disruption or security breach or incident of or impacting our information technology infrastructure or information management systems could have an adverse impact on our business and operations." We believe that risks from prior cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected our business to date. However, we can provide no assurance that there will not be incidents in the future or that they will not materially affect us, including our business strategy, results of operations, or financial condition.

Governance

Our Board oversees our enterprise risk management program and practices, and the Audit Committee assists the Board in its oversight of cybersecurity matters. Quarterly updates are presented to our Audit Committee by our Chief Information Security Officer ("CISO") on cybersecurity risks and threats. In addition, our Audit Committee provides Board-level oversight for management's actions with respect to practices, procedures and controls used to identify, assess, and manage our key cybersecurity programs and risks, and, as necessary, responses to any significant cybersecurity incidents.

Our cybersecurity program is led by our CISO, who manages a team of cybersecurity professionals. Our CISO has over 20 years of experience in cybersecurity and technology, including as a CISO at another public company. Members of our cybersecurity team, combined, have over 80 years of cybersecurity experience and members of the team hold various professional certifications.

As noted above, we also maintain a CSC, which consists of our Vice President IT - Chief Information Security Officer (CISO), Chief Executive Officer, Executive Vice President - Chief Financial Officer, Senior Vice President - Chief Human Resources Officer, Senior Vice President - General Counsel, Executive Vice President - Chief Transformation Officer, Senior Vice President - Global Fabs, Senior Vice President - Manufacturing Operations, Group Vice President - Chief Information Officer (CIO), and Vice President - Internal Audit. The CSC has the primary responsibility to monitor and manage existing and emerging cybersecurity risks. The CSC provides oversight of cybersecurity initiatives within Lumentum and is responsible for integrating cybersecurity risk management practices with critical business processes to help ensure that cybersecurity is appropriately addressed throughout Lumentum.

ITEM 2. PROPERTIES

We own and lease various properties in the United States and eleven other countries around the world. We use the properties for executive and administrative offices, product development offices, customer service offices and manufacturing facilities. Our current corporate headquarters, which we own, is approximately 124,000 square feet and located in San Jose, California. As of June 27, 2026, our leased and owned properties in total are approximately 3,100,000 square feet, of which we own approximately 2,136,000 square feet, including the 1,173,000 square feet manufacturing sites in Thailand, the 183,000 square feet manufacturing site in the United Kingdom, the 148,000 square feet manufacturing site in Greensboro, North Carolina, the 124,000 square feet on the San Jose campus, the 472,000 square feet manufacturing and R&D site in Japan, and the 36,000 square feet manufacturing and R&D sites in Slovenia. Leased sites include properties located in Canada, China, Hong Kong, Italy, Japan, Switzerland, Taiwan, the United States, and South Korea. We believe our existing properties, including both owned and leased sites, are in good condition and suitable for the conduct of our business.

From time-to-time we consider various alternatives related to our long-term facilities' needs. While we believe our existing facilities are adequate to meet our immediate needs, it may become necessary to lease, acquire, or sell additional or alternative space to accommodate future business needs. In March 2026, we acquired a manufacturing facility in Greensboro, North Carolina, which mainly included land, building, machinery and equipment. In March 2026, we also completed the sale of two commercial real estate properties located in San Jose, California. The properties consist of commercial buildings used by us for administrative, research and development and manufacturing support activities. In March 2025, we completed a transaction to sell the land and building of a 250,000 square feet manufacturing facility located in Shenzhen, China. In July 2024, we completed a transaction to purchase the land and building of our wafer fabrication facility located in Sagamihara, Japan. Our lease of the building at the premises was terminated as a result of the purchase.

ITEM 3. LEGAL PROCEEDINGS

We are subject to a variety of claims and suits that arise from time-to-time in the ordinary course of our business. As such, we regularly evaluate developments in legal matters that could affect the amount of the previously accrued liability and record adjustments as appropriate. While management currently believes that resolving claims against us, individually or in the aggregate, will not have a material adverse impact on our financial position, results of operations or cash flows, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. Should we experience an unfavorable final outcome, there exists the possibility of a material adverse impact on our financial position, results of operations or cash flows for the period in which the effect becomes reasonably estimable. For a description of our material pending legal proceedings, refer to "Note 16. Commitments and Contingencies" to the consolidated financial statements.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the Nasdaq Global Select Market under the symbol "LITE". According to records of our transfer agent, we had 1,657 stockholders of record as of August 14, 2026, and we believe there is a substantially greater number of beneficial holders.

We do not expect to pay cash dividends on our common stock in the foreseeable future.

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or incorporated by reference into any filing of Lumentum Holdings Inc. under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The following graph compares the cumulative total return of our common stock with the total return for the Nasdaq Composite Index (the "IXIC") and the Nasdaq 100 Technology Sector Index (the "NDXT") from market close on July 2, 2021 (the last trading day before the beginning of our fifth preceding fiscal year) through June 27, 2026. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN
Among LITE, the NDXT, and the IXIC


$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
July 2021
July 2022
July 2023
June 2024
June 2025
June 2026
LITE
IXIC
NDXT

Recent Sale of Unregistered Equity Securities

None.

Issuer Purchases of Equity Securities

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the audited consolidated financial statements and the corresponding notes included elsewhere in this Annual Report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Refer to "Risk Factors" and "Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

We are a global leader in optical and photonic technologies and an industry-leading provider of optical and photonic products based on revenue and market share. Our products are essential to a range of cloud, artificial intelligence and machine learning ("AI/ML"), telecommunications, consumer, and industrial end-market applications.

We believe the global markets in which Lumentum participates have fundamentally robust, long-term trends that will increase the need for our photonics products and technologies. We believe the world is becoming more reliant on ever-increasing amounts of data flowing through optical networks and data centers. Lumentum's products and technology enable the scaling of these optical networks and data centers to higher capacities. AI/ML has caused a dramatic surge in the growing demands on data networking in cloud data centers and accelerated the usage of optical components and modules. We expect that the accelerating shift to digital and virtual approaches to many aspects of work and life will continue into the future. Virtual meetings, video calls, and hybrid in-person and virtual environments for work and other aspects of life will continue to drive strong needs for bandwidth growth and present dynamic new challenges that our technologies address. As manufacturers demand higher levels of precision, new materials, and factory and energy efficiency, suppliers of manufacturing tools globally are turning to laser-based approaches, including the types of lasers Lumentum supplies. Laser-based 3D sensing and LiDAR for security, industrial and automotive applications are rapidly developing markets. The technology enables computer vision applications that enhance security, safety, and new functionality in the electronic devices that people rely on every day. The use of LiDAR and in-cabin 3D sensing in automobile and delivery vehicles will over time significantly add to our long-term market opportunity.

To maintain and grow our market and technology leadership positions, we are continually investing in new and differentiated products and technologies and customer programs that address both nearer-term and longer-term growth opportunities, both organically and through acquisitions, as well as continually improving and optimizing our operations. Over many years, we have developed close relationships with market-leading customers. We seek to use our core optical and photonic technologies and our volume manufacturing capability to expand into attractive emerging markets that benefit from advantages that optical or photonics-based solutions provide.

We disaggregate revenue by type of product, which are Components and Systems, and by geography. A Components product is defined as one of the individual building blocks that goes into creating a larger solution. It is typically not a complete solution on its own but rather a specialized element that enables system functionality. This includes semiconductor laser chips, laser sub-assemblies, line subsystems and wavelength management systems. These are supplied to customers who then integrate them into their own full system solutions. Components represent foundational parts that support or enable that system's operation and include optical chips and subsystems that are supplied to cloud data center operators, AI/ML infrastructure providers, and network equipment manufacturer customers.

A Systems product is defined as a complete, stand-alone solution that delivers full functionality to the end customer. It is typically self-contained and ready to operate within a customer's network or application environment. This includes optical modules, optical circuit switches, and industrial lasers such as short-pulse solid-state lasers and kilowatt-class fiber lasers. These products integrate multiple technologies and subsystems into a finished solution that directly addresses a customer's needs. A system represents the end-product that can be deployed and used independently.

Our products enable high-capacity optical links for cloud computing, AI/ML workloads, and data center interconnect ("DCI") applications, as well as for communications service provider networks. Our offerings support access (local), metro (intracity), long-haul (intercity and global), and submarine (undersea) network infrastructure. Our products serve enterprise network infrastructure needs, including storage area networks ("SANs"), local area networks ("LANs"), and wide area networks ("WANs"). Demand for our products is fueled by the ongoing expansion of network capacity required to support cloud services, AI/ML processing, streaming video, video conferencing, wireless and mobile connectivity, and the internet of things ("IoT"). In addition, our industrial laser products are used for precision material processing across diverse industries, including semiconductor and microelectronics fabrication, electric vehicle and battery production, metal cutting and welding, and advanced manufacturing that emphasize greater manufacturing precision, flexibility, and sustainability.

Operating Segment Information

Prior to fiscal year 2026, we operated in two reportable segments: Cloud & Networking and Industrial Tech. During the first quarter of fiscal year 2026, we implemented a reorganization and are now managed as a single, integrated enterprise. A unified management team oversees operations across the entire company rather than through discrete operating segments. The Chief Operating Decision Maker ("CODM") is our Chief Executive Officer, who reviews financial information presented as a single enterprise to allocate resources and evaluate financial performance.

The CODM assesses performance and allocates resources based on consolidated net (loss) income from our consolidated statements of operations. This metric is used to set budgets, evaluate performance, review actual results, and determine whether to reinvest profits, pursue acquisitions, or make other capital management decisions. Segment expenses are reflected in our consolidated statements of operations and cash flows, while segment assets are measured through the consolidated assets on the consolidated balance sheets. Accordingly, we operate in a single reporting segment. Comparative prior-period segment information has been updated to reflect this structure, with no impact on previously reported consolidated results of operations, financial position or cash flows.

Industry Conditions

Through fiscal year 2024, we experienced significant fluctuations in demand as customers delayed projected shipments or built up inventory in response to supply shortages and then brought down inventories as supply chain constraints eased. Our revenue fluctuated in response to these changes in demand and our margins were adversely impacted as we were not able to fully recover costs, such as underutilized manufacturing capacity. However, beginning in the first quarter of fiscal year 2025, network equipment manufacturers normalized inventory levels; and since then, we have seen increasing demand from AI and cloud customers as they continue to expand their data centers, driven in part by the continued advances in cloud and AI infrastructure. This demand is outpacing our current supply which has required us to make decisions on supply allocation. We are investing in manufacturing capacity, both internally and with contract manufacturers, to meet demand.

Our supply chain is complex, and we need to manage supply of certain components required to build our products while confronted with fluctuating demand from our customers. From time to time, we experience logistics and supply chain issues and shortages of the types of components we and our customers require in our products, and when we experience these shortages, we have had to incur incremental supply and procurement costs in order to increase our ability to fulfill demands from our customers.

Due to worldwide operations, we and our customers are also subject to risks relating to the global trade environment. We are actively monitoring and assessing the global trade environment, particularly with respect to various proposed and enacted changes in tariff regulations and trade restrictions. The ongoing uncertainty surrounding trading policies, including the potential for additional tariffs, restrictions related to our customers and retaliatory measures by non-U.S. governments, continues to create a volatile environment that could disrupt our operations. The imposition of tariffs on certain imported goods and materials and export controls on critical components may increase our costs and place upward pressure on the cost of goods sold, which, in turn, may reduce our gross margins if we are unable to pass these costs onto customers through price increases.

For more information on risks associated with supply chain constraints and customer inventory, as well as tariffs and other trade restrictions, refer to Item 1A "Risk Factors" of this Annual Report.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") as set forth in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC"). We also consider the various staff accounting bulletins and other applicable guidance issued by the United States Securities and Exchange Commission ("SEC"). GAAP, as set forth within the ASC, requires us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

- Inventory Valuation
- Revenue Recognition
- Income Taxes
- Business Combinations
- Goodwill and Intangible Assets - Impairment Assessment

Inventory Valuation

Our inventories are recorded at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of net realizable value. We assess the value of our inventories on a quarterly basis and write down those inventories which are obsolete or in excess of our forecasted demand to the lower of their cost or estimated net realizable value.

Our estimates of forecasted demand are based on our analysis and assumptions including, but not limited to, expected product lifecycles, product development plans and historical usage by product. Our product line management personnel play a key role in our excess review process by providing updated sales forecasts, managing product transitions and working with manufacturing to minimize excess inventory. If actual market conditions are less favorable than our forecasts, or actual demand from our customers is lower than our estimates, we may be required to record additional inventory write-downs. If actual market conditions are more favorable than anticipated, inventories previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

Our inventories are sensitive to technical obsolescence in the near term due to the use in industries characterized by the continuous introduction of new product lines, rapid technological advances, and product obsolescence. Based on certain assumptions and judgments made from the information available at that time, we determine the amount of allowance for potential inventory obsolescence. If these estimates and related assumptions or the market changes, we may be required to record additional reserves. Historically, actual results have not varied materially from our estimates.

Revenue Recognition

Pursuant to Topic 606, we recognize our revenues upon the application of the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenues when, or as, the contractual performance obligations are satisfied.

The majority of our revenue comes from product sales, consisting of sales of hardware products to our customers. Our revenue contracts generally include only one performance obligation. Revenues are recognized at a point in time when control of the promised goods or services are transferred to our customers upon shipment or delivery of goods or rendering of services, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

Revenue from all sales types is recognized at the transaction price. The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer adjusted for estimated variable consideration, if any. We typically estimate the impact on the transaction price for discounts offered to the customers for early payments on receivables or net of accruals for estimated sales returns. These estimates are based on historical returns, analysis of credit memo data and other known factors. Actual returns could differ from these estimates. We allocate the transaction price to each distinct product based on its relative standalone selling price. The product price as specified on the purchase order is considered the standalone selling price as it is an observable input that depicts the price as if sold to a similar customer in similar circumstances.

We exclude from revenue the taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, which are collected by us from a customer and deposited with the relevant government authority.

Our revenue arrangements do not contain significant financing components.

If a customer pays consideration, or we have a right to an amount of consideration that is unconditional before we transfer a good or service to the customer, those amounts are classified as deferred revenue or deposits received from customers which are included in other current liabilities or other long-term liabilities when the payment is made.

Transaction Price Allocated to the Remaining Performance Obligations

Remaining performance obligations represent the transaction price allocated to performances obligations that are unsatisfied or partially unsatisfied as of the end of the reporting period. Unsatisfied and partially unsatisfied performance obligations consist of contract liabilities and non-cancellable backlog. Non-cancellable backlog includes goods and services for which customer purchase orders have been accepted that are scheduled or in the process of being scheduled for shipment. A portion of our revenue arises from vendor managed inventory arrangements where the timing and volume of customer utilization is difficult to predict.

Warranty

Hardware products regularly include warranties to the end customers such that the product continues to function according to published specifications. We typically offer a twelve-month warranty for most of our products. However, in some instances depending on the product, specific market, product line and geography in which we operate, and what is common in the industry, our warranties can vary and range from six months to five years. These standard warranties are assurance type warranties and do not offer any services in addition to the assurance that the product will continue working as specified. Therefore, warranties are not considered separate performance obligations in the arrangement.

We provide reserves for the estimated costs of product warranties that we record as cost of sales at the time revenue is recognized. We estimate the costs of our warranty obligations based on our historical experience of known product failure rates, use of materials to repair or replace defective products and service delivery costs incurred in correcting product failures. In addition, from time-to-time, specific warranty accruals may be made if discrete technical problems arise.

Shipping and Handling Costs and Tariffs

We record shipping and handling costs and tariffs related to revenue transactions within cost of sales as a period cost. Amounts billed to the customer for shipping and handling costs, including tariff charges, is recorded as revenue when the relevant product is recognized as revenue.

Contract Costs

We recognize the incremental direct costs of obtaining a contract, which consist of sales commissions, when control over the products they relate to transfers to the customer. Applying the practical expedient, we recognize commissions as expense when incurred, as the amortization period of the commission asset we would have otherwise recognized is less than one year.

Contract Balances

We record accounts receivable when we have an unconditional right to consideration. Contract liabilities are recorded when cash payments are received or due in advance of performance. Contract liabilities consist of advance payments and deferred revenue, where we have unsatisfied performance obligations. Contract liabilities are classified as deferred revenue and customer deposits and are included in other current liabilities within our consolidated balance sheet. Payment terms vary by customer. The time between invoicing and when payment is due is not significant.

The following table reflects the changes in contract balances as of June 27, 2026 (*in millions, except percentages*):

Contract balances	Balance sheet location	June 27, 2026	June 28, 2025	Change	Percentage Change
Accounts receivable, net	Accounts receivable, net	$ 520.3	$ 250.0	$ 270.3	108.1 %
Deferred revenue and customer deposits	Other current liabilities	$ 15.4	$ 0.7	$ 14.7	n/a
Deferred revenue and customer deposits	Other non-current liabilities	$ 1.4	$ —	$ 1.4	n/a

Disaggregation of Revenue

We disaggregate revenue by geography and by type of product. Refer to "Note 18. Revenue Recognition" to the consolidated financial statements for a presentation of disaggregated revenue. We do not present other levels of disaggregation, such as by customer, markets, contracts, duration of contracts, timing of transfer of control and sales channels, as this information is not used by our Chief Operating Decision Maker ("CODM") to manage the business.

Income Taxes

In accordance with the authoritative guidance on accounting for income taxes, we recognize income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law, and the effects of future changes in tax laws or rates are not anticipated.

The authoritative guidance provides for recognition of deferred tax assets if the realization of such deferred tax assets is more likely than not to occur based on an evaluation of both positive and negative evidence and the relative weight of the evidence. In considering the need for valuation allowance, we consider future growth, forecasted earnings including future taxable income, the mix of earnings in the jurisdictions in which we operate, historical earnings including historical earnings adjusted for non-recurring items, taxable income in prior years, if carry-back is permitted under the law, and prudent and feasible tax planning strategies.

In the event we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to earnings in the period in which we make such a determination, or goodwill would be adjusted at our final determination of the valuation allowance related to an acquisition within the measurement period. Conversely, if we later determine that it is more likely than not that all or a portion of the net deferred tax assets will be realized, we would reverse the applicable portion of the previously established valuation allowance. A release of valuation allowance decreases our income tax expense in the period of release, increases our net income, and reduces our effective tax rate. Such releases may be material to our financial statements depending on the size of the deferred tax assets involved.

In the fourth quarter of fiscal year 2026, we released $236.3 million of valuation allowance on the majority of our U.S. federal and state deferred tax assets after we considered all available positive and negative evidence. As of June 27, 2026, we have a cumulative U.S. loss for the 3-year period on the basis of pretax income adjusted for recurring permanent book-to-tax differences. The cumulative loss is driven by the loss on debt extinguishment of $7,756.6 million. Because of this cumulative U.S. loss, we developed an objectively verifiable estimate of future taxable income based upon our recent U.S. operating results which excluded the loss on debt extinguishment. In other words, we would have had cumulative U.S. income for the 3-year period based on our pretax income adjusted for recurring permanent book-to-tax differences without the loss on debt extinguishment. Additional positive evidence that we have considered in our assessment of the need for a valuation allowance included existing contracts and firm sales backlog, as well as utilization of more U.S. tax attribute than generated which reduces our U.S. federal and state net deferred tax assets. Based upon this objectively verifiable estimate of future income, our U.S. deferred tax assets are more likely than not to be realized prior to expiration with the exception of federal foreign tax credit carryforwards and California research and development credit carryforwards. We continued to maintain valuation allowances against these deferred tax assets because, based on their character, jurisdiction, applicable utilization limitations, and expiration periods, it is more likely than not that they will not be utilized in the future. As of the end of fiscal year 2026, we maintained an $81.4 million valuation allowance on these U.S. deferred tax assets.

In the fourth quarter of fiscal year 2025, we released $153.1 million of valuation allowances on our United Kingdom ("U.K.") deferred tax assets after we considered all available positive and negative evidence related to our U.K. subsidiary. We analyzed the U.K. subsidiary's historical operating results, projected future taxable income, tax planning strategies, and reversals of deferred tax liabilities, and determined that the weight of available objectively verifiable positive evidence supported the realizability of the U.K. deferred tax assets. In weighing the available evidence, more weight was placed upon our forecasts of future taxable income than on the history of pre-tax losses as such losses were generated under our prior U.K. business operating model which will no longer be in effect beginning with fiscal year 2026, and the guarantee of a positive operating margin as we effectuated an internal restructuring at the end of fiscal year 2025. Further, the most significant deferred tax asset in the U.K. is the net operating loss carryforward. Under the U.K. tax law, net operating losses may be carried forward indefinitely, and we have considered the indefinite carryforward period to be positive evidence.

We are subject to income tax audits by the respective tax authorities of the jurisdictions in which we operate. The determination of our income tax liabilities in each of these jurisdictions requires the interpretation and application of complex, and sometimes uncertain, tax laws and regulations. The authoritative guidance on accounting for income taxes prescribes both recognition and measurement criteria that must be met for the benefit of a tax position to be recognized in the financial statements. If a tax position taken, or expected to be taken, in a tax return does not meet such recognition or measurement criteria, an unrecognized tax benefit liability is recorded. If we ultimately determine that an unrecognized tax benefit liability is no longer necessary, we reverse the liability and recognize a tax benefit in the period in which it is determined that the unrecognized tax benefit liability is no longer necessary.

Our income tax provision is highly dependent on the geographic distribution of our worldwide earnings or losses, tax laws and regulations in various jurisdictions, tax incentives, the availability of tax credits and loss carryforwards, and the effectiveness of our tax planning strategies. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings and tax audits.

The recognition and measurement of current taxes payable or refundable and deferred tax assets and liabilities requires that we make certain estimates and judgments. Changes to these estimates, including changes in judgment regarding the realizability of deferred tax assets and the need for or release of valuation allowances, may have a material impact on our tax provision, net income, and effective tax rate in a future period.

Business Combinations

In accordance with the guidance for business combinations, we determine whether a transaction or event is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method. If the assets acquired are not a business, we account for the transaction or event as an asset acquisition. Under both methods, we recognize the identifiable assets acquired, the liabilities assumed, and noncontrolling interest, if any, in the acquired entity. We capitalize acquisition-related costs and fees associated with asset acquisitions and immediately expense acquisition-related costs and fees associated with business combinations.

We allocate the fair value of purchase consideration to assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. We make significant estimates and assumptions to determine assets acquired and liabilities assumed, in particular intangible assets and pre-acquisition contingencies, as applicable.

Critical estimates in valuing intangible assets include, but are not limited to, discount rates, the period required for customer revenues to mature, and future expected cash flows from customer relationships, acquired developed technology and acquired in-process research and development assets. Our estimates of fair value are based on assumptions using the best information available. These assumptions are inherently uncertain and unpredictable and, as a result, actual results may differ materially from these estimates.

We may identify certain pre-acquisition contingencies as of the acquisition date and may extend our review and evaluation of these pre-acquisition contingencies throughout the measurement period in order to obtain sufficient information to assess whether these contingencies should be included as a part of the fair value of assets acquired and liabilities assumed and, if so, the amounts to be included.

Certain estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed. Any change in facts and circumstances that existed as of the acquisition date and impacts to our preliminary estimates are recorded to goodwill if identified within the measurement period. Subsequent to the measurement period or our final determination of fair value of assets and liabilities, whichever is earlier, the adjustments will affect our earnings. Although we believe that the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

Goodwill and Intangible Assets - Impairment Assessment

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. We test goodwill impairment on an annual basis in the fiscal fourth quarter and at any other time when events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable.

We have the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. The qualitative factors we assess include long-term prospects of our performance, share price trends and market capitalization, and events specific to us. Unanticipated events and circumstances may occur that affect the accuracy of our assumptions, estimates and judgments. For example, if the price of our common stock were to significantly decrease combined with other adverse changes in market conditions, thus indicating that the underlying fair value of our reporting units may have decreased, we may reassess the value of our goodwill in the period such circumstances were identified.

If we determine that, as a result of the qualitative assessment, it is more likely than not (i.e., greater than 50% likelihood) that the fair value of a reporting unit is less than its carrying amount, we perform the quantitative test by estimating the fair value of our reporting units. If the carrying value of a reporting unit exceeds its fair value, we record goodwill impairment loss equal to the excess of the carrying value of the reporting unit's goodwill over its fair value, not to exceed the carrying amount of goodwill. Performing a quantitative goodwill impairment test includes the determination of the fair value of a reporting unit and involves significant estimates and assumptions. These estimates and assumptions include, among others, revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and the determination of appropriate market comparables.

We make judgments about the recoverability of purchased finite-lived intangible assets whenever events or changes in circumstances indicate that impairment may exist. In such situations, we are required to evaluate whether the net book values of our finite-lived intangible assets are recoverable. We determine whether finite-lived intangible assets are recoverable based on the forecasted future cash flows that are expected to be generated by the lowest level associated asset grouping. Assumptions and estimates about future values and remaining useful lives of our intangible assets are complex and subjective and include, among others, forecasted undiscounted cash flows to be generated by certain asset groupings. These assumptions and estimates can be affected by a variety of factors, including external factors such as industry and economic trends and internal factors such as changes in our business strategy and our internal forecasts.

Recently Issued Accounting Pronouncements

Refer to "Note 2. Recently Issued Accounting Pronouncements" to the consolidated financial statements.

Results of Operations

This section of this Form 10-K generally discusses fiscal year 2026 compared to fiscal year 2025. The comparison of the fiscal year 2025 results with the fiscal year 2024 results that are not included in this Form 10-K can be found in the "Management's Discussion and Analysis Results of Operations" section in our fiscal year 2025 Annual Report within Part II, Item 7 of Form 10-K, filed on August 19, 2025.

The following table summarizes selected consolidated statements of operations items as a percentage of net revenue:

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
Net revenue by type of products:			
Components	66.5 %	67.9 %	60.5 %
Systems	33.5	32.1	39.5
Net revenue	100.0	100.0	100.0
Cost of sales	55.7	67.0	75.3
Amortization of acquired developed intangibles	2.6	5.0	6.2
Gross profit	41.7	28.0	18.5
Operating expenses:			
Research and development	11.8	18.5	22.2
Selling, general and administrative	12.1	21.2	22.9
Restructuring and related charges	0.4	1.4	5.3
Gain on sale of facility	—	(2.1)	—
Total operating expenses	24.3	38.9	50.4
Income (loss) from operations	17.4	(10.9)	(31.9)
Other (expense) income, net:			
Loss on debt extinguishment	(257.4)	—	—
Escrow settlement	0.9	—	—
Interest expense	(0.7)	(1.3)	(2.5)
Other income, net	1.8	1.8	4.6
Total other (expense) income, net	(255.4)	0.5	2.1
Loss before income taxes	(238.0)	(10.4)	(29.8)
Income tax (benefit) provision	(7.9)	(12.0)	10.4
Net (loss) income	(230.1)%	1.6 %	(40.2)%

Financial Data for Fiscal Years 2026, 2025, and 2024

The following table summarizes selected consolidated statements of operations items (*in millions, except for percentages*):

	2026	2025	Change	Percentage Change	2025	2024	Change	Percentage Change
Net revenue by type of products:								
Components	$ 2,005.6	$ 1,116.3	$ 889.3	79.7 %	$ 1,116.3	$ 822.1	$ 294.2	35.8 %
Systems	1,008.4	528.7	479.7	90.7 %	528.7	537.1	(8.4)	(1.6)%
Net revenue	$ 3,014.0	$ 1,645.0	$ 1,369.0	83.2 %	$ 1,645.0	$ 1,359.2	$ 285.8	21.0 %
Gross profit	$ 1,255.9	$ 459.9	$ 796.0	173.1 %	$ 459.9	$ 251.5	$ 208.4	82.9 %
Gross margin	41.7 %	28.0 %			28.0 %	18.5 %		
Research and development	$ 356.5	$ 303.9	$ 52.6	17.3 %	$ 303.9	$ 302.2	$ 1.7	0.6 %
Percentage of net revenue	11.8 %	18.5 %			18.5 %	22.2 %		
Selling, general and administrative	$ 363.2	$ 348.2	$ 15.0	4.3 %	$ 348.2	$ 310.7	$ 37.5	12.1 %
Percentage of net revenue	12.1 %	21.2 %			21.2 %	22.9 %		
Restructuring and related charges	$ 11.4	$ 22.8	$ (11.4)	(50.0)%	$ 22.8	$ 72.6	$ (49.8)	(68.6)%
Percentage of net revenue	0.4 %	1.4 %			1.4 %	5.3 %		
Gain on sale of facility	$ —	$ (34.9)	$ 34.9	n/a	$ (34.9)	$ —	$ (34.9)	n/a
Percentage of net revenue	— %	(2.1)%			(2.1)%	— %		

Net Revenue

Net revenue increased by $1,369.0 million, or 83.2%, during fiscal year 2026 compared to fiscal year 2025, driven by $889.3 million increase in Components products and a $479.7 million increase in Systems products.

The Components products net revenue growth was primarily driven by the ramp of laser chip and laser assembly product shipment, which represent 78% of the total growth to support strong, broad-based demand across intra-data center, data center interconnect, and long-haul applications, complemented by a slight increase in average selling prices of laser chip products driven primarily by a shift to 200G lane speeds. The remaining approximately 22% of Components net revenue growth was primarily due to an increase in shipment volume of data transport products, encompassing line subsystems solutions for long-haul terrestrial networks and charge pump products used in undersea network installations.

The System products net revenue growth was primarily driven by our cloud transceiver product lines which increased by more than 173% due to an increase in shipment volume, partially offset by lower average selling prices. We also continued the initial phase of optical circuit switch shipments, which contributed more than $90.0 million of revenue during fiscal year 2026. and we remain on track for manufacturing expansion over the coming quarters to support future growth.

During our fiscal years 2026, 2025 and 2024, net revenue from a single end customer which represented 10% or greater of total net revenue is summarized as follows:

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
Customer A	26.6 %	15.4 %	18.9 %
Customer B	15.0 %	16.0 %	11.4 %

Revenue by Region

We operate in three geographic regions: Americas, Asia-Pacific, and EMEA (Europe, Middle East, and Africa). Net revenue is assigned to the geographic region and country where our product is initially shipped to. For example, certain customers may request shipment of our product to a contract manufacturer in one country, which may differ from the location of their end customers.

The following table presents net revenue by the three geographic regions we operate in and net revenue from countries that represented 10% or more of our total net revenue *(in millions, except percentage data):*

	Years Ended					
	June 27, 2026		June 28, 2025		June 29, 2024	
Net revenue:						
Americas:						
United States	$ 627.9	20.8 %	$ 312.3	19.0 %	$ 356.1	26.2 %
Mexico	443.7	14.7	148.5	9.0	91.7	6.7
Other Americas	13.2	0.4	20.1	1.2	3.4	0.3
Total Americas	$1,084.8	35.9 %	$ 480.9	29.2 %	$ 451.2	33.2 %
Asia-Pacific:						
Thailand	$ 626.6	20.8 %	$ 291.8	17.7 %	$ 183.8	13.5 %
Hong Kong	519.3	17.2	398.6	24.2	261.9	19.3
China	284.8	9.4	95.5	5.8	68.2	5.0
Japan	104.6	3.5	78.3	4.8	84.6	6.2
Other Asia-Pacific	216.9	7.3	136.4	8.4	181.3	13.4
Total Asia-Pacific	$1,752.2	58.2 %	$1,000.6	60.9 %	$ 779.8	57.4 %
EMEA	$ 177.0	5.9 %	$ 163.5	9.9 %	$ 128.2	9.4 %
Total net revenue	$3,014.0	100.0%	$1,645.0	100.0%	$1,359.2	100.0%

During fiscal years 2026, 2025 and 2024, net revenue from customers outside the United States, based on customer shipping location, represented 79.2%, 81.0% and 73.8% of net revenue, respectively.

Our net revenue is primarily denominated in U.S. dollars, including our net revenue from customers outside the United States as presented above. We expect revenue from customers outside of the United States to continue to be an important part of our overall net revenue and a focus for net revenue growth opportunities. However, regulatory and enforcement actions by the United States and other governmental agencies, as well as changes in tax and trade policies and tariffs, have impacted and may continue to adversely impact net revenue from customers outside the United States.

Gross Margin

Gross margin in fiscal year 2026 increased to 41.7% from 28.0% in fiscal year 2025, primarily driven by higher revenue from our laser chip, laser assembly, and data transport products. Approximately 54% of the gross margin dollar increase was driven by lower manufacturing costs as a percentage of revenue, primarily due to higher internal factory utilization. Additionally, 29% of the gross margin increase was driven by a mix shift to higher margin products. The remaining 17% increase in gross margin relates to the decrease in amortization of acquired intangibles.

The markets in which we sell products are undergoing product, architectural and business model transitions, driven in part by the deployment of AI, high customer concentrations, are highly competitive, are price sensitive and/or are affected by customer seasonality and have variants in buying patterns. We expect these factors to result in variability of our gross margin, and our gross margin may be subject to increasing downward pressure due to these factors.

Research and Development (“R&D”)

R&D expense increased by $52.6 million, or 17.3% during fiscal year 2026 compared to fiscal year 2025, primarily due to a $23.2 million increase in our cash incentive compensation due to higher revenue and profit levels, whereas the fiscal year 2025 annual incentive plan was mostly equity-based, a $19.9 million increase related to new R&D programs, and a $14.4 million increase in payroll related expenses primarily driven by equity-related taxes. These increases were offset in part by a $4.5 million decrease in stock-based compensation.

We believe that continuing our investments in R&D is critical to attaining our strategic objectives. We plan to continue to invest in R&D and new products that we believe will further differentiate us in the marketplace.

Selling, General and Administrative (“SG&A”)

SG&A expense increased by $15.0 million, or 4.3%, during fiscal year 2026 compared to fiscal year 2025, primarily due to a $20.2 million increase in our cash incentive compensation due to higher revenue and profit levels, whereas the fiscal year 2025 annual incentive plan was mostly equity-based, a $16.0 million increase in payroll related expenses primarily driven by equity-related taxes, and a $7.7 million loss on sale of two commercial buildings. These increases were offset in part by a $9.5 million decrease in amortization of intangible assets as certain assets were fully amortized, a $5.1 million decrease in stock-based compensation as a result of equity award modifications made in 2025, a $5.2 million decrease related to executive employee transitions, and a $3.2 million reductions in bad debt expense.

From time-to-time, we incur expenses that are not part of our ordinary operations, such as mergers and acquisition-related and litigation expenses, which generally increase our SG&A expenses and potentially impact our profitability expectations in any particular period.

Restructuring and Related Charges

We have initiated various strategic restructuring events primarily intended to reduce costs, consolidate our operations, rationalize the manufacturing of our products and align our business in response to market conditions and as a result of recent acquisitions.

During fiscal year 2026, we recorded restructuring and related charges of $11.4 million, primarily related to a reduction in force during the period in order to enhance operational efficiency and realign our investments toward the most critical initiatives

Refer to “Note 12. Restructuring and Related Charges” to the consolidated financial statements.

Gain on Sale of Facility

In fiscal year 2025, we completed the sale of our assets in an entity in Shenzhen, China and received net proceeds of $47.8 million, which was net of cash of $17.6 million and direct selling costs of $1.1 million. The net assets sold consisted primarily of building, building improvements and land rights as of December 17, 2024 with a net carrying value of $12.9 million, and were used for manufacturing and research and development activities. As a result, we recognized a gain on sale of facility of $34.9 million, which was recorded in our consolidated statements of operations for the year ended June 28, 2025. We paid $4.4 million of withholding taxes on this sale transaction, which is recorded as part of the income tax provision for the year ended June 28, 2025. We also incurred $0.7 million of indirect selling expenses related to this transaction, which was recorded as part of selling, general and administrative expenses in our consolidated statements of operations for fiscal year 2025.

Escrow Settlement

In November 2023, we completed the acquisition of Cloud Light Technology Limited (“Cloud Light”). In accordance with a definitive merger agreement, dated as of October 29, 2023, between us and Cloud Light, cash consideration included $75.8 million of cash held in an escrow fund to support Cloud Light’s indemnification obligations and customary adjustment for working capital. In November 2025, we and the former shareholders of Cloud Light mutually agreed to settle outstanding indemnification claims for $27.5 million and signed a settlement agreement releasing the balance of the escrow fund to the former Cloud Light shareholders and releasing them of their indemnification obligations. Since the measurement period has expired, we recorded the settlement amount of $27.5 million as other income, net in our consolidated statements of operations for the fiscal year 2026.

Loss on Debt Extinguishment

During our fourth quarter of fiscal year 2026, we entered into privately negotiated exchange arrangements with certain holders of our 2026 Notes, 2028 Notes, and 2029 Notes. Pursuant to these agreements, we issued an aggregate of approximately 10.6 million shares of our common stock in exchange for approximately $264.8 million, $650.4 million, and $209.7 million aggregate principal amount of the 2026 Notes, 2028 Notes, and 2029 Notes, respectively, and the related conversion value in excess of the principal amounts thereof. This resulted in a $7,756.6 million loss on debt extinguishment, which includes $7,755.1 million of conversion value in excess of principal amounts, $3.1 million of related transaction costs and $2.9 million of unamortized debt issuance costs, offset by $2.9 million of forfeited interest and $1.6 million of negotiated exchange discount recorded in our consolidated statement of operations for the fiscal year 2026.

Interest Expense

Our interest expense is as follows for the years presented (*in millions*):

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
Interest expense	$ 21.8	$ 22.2	$ 33.8

Interest expense is primarily driven by interest on our convertible notes and term loans.

Interest expense in fiscal year 2026 slightly decreased by $0.4 million, or 2%, as compared to fiscal year 2025, primarily due to the early conversion and equitizations of a portion of the 2026 Notes, 2028 Notes, and 2029 Notes, offset in part by the interest expense from the issuance of the 2032 Notes in September 2025. Interest expense also includes the amortization of the debt issuance costs of our convertible notes.

Other Income, Net

The components of other income, net are as follows for the years presented (*in millions*):

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
Foreign exchange (losses) gains, net	$ (0.5)	$ (4.2)	$ 0.8
Interest and investment income	60.2	34.4	61.3
Inducement expense and others	(6.4)	—	—
Total other income, net	$ 53.3	$ 30.2	$ 62.1

Other income, net in fiscal year 2026 increased by $23.1 million compared to fiscal year 2025 primarily due to an increase of $25.8 million in interest and investment income driven by higher short-term investment balances, primarily attributed to $2.0 billion proceeds from issuance of Preferred Stock and $27.5 million Cloud Light escrow settlement. This was offset in part by a $5.9 million inducement expense and others related to the partial repurchase of 2026 Notes.

Provision for Income Taxes

	Years Ended		
(in millions)	June 27, 2026	June 28, 2025	June 29, 2024
Income tax (benefit) provision	$ (237.7)	$ (198.0)	$ 140.8

Our benefit for income taxes for fiscal year 2026 differs from the 21% U.S. statutory rate primarily due to the non-deductible loss on debt extinguishment and the income tax expense on U.S. income inclusions from GILTI and Subpart F, partially offset by the income tax benefit associated with the release of valuation allowances on certain U.S. deferred tax assets.

Our provision for incomes taxes may be impacted by changes in the geographic mix of earnings, acquisitions, changes in the realizability of deferred tax assets, changes in our uncertain tax positions, the results of income tax audits, settlements with tax authorities, the expiration of statutes of limitations, the implementation of tax planning strategies, tax rulings, court decisions, and changes in tax laws and regulations. It is also possible that significant negative or positive evidence may become available that causes us to change our conclusion regarding whether a valuation allowance is needed on certain of our deferred tax assets, which would affect our income tax provision in the period of such change.

We also evaluate changes to regulations and requirements in the international jurisdictions where we conduct our business. For additional information, refer to Part II Item 1A “Risk Factors”.

Defined Benefit Plans

We sponsor defined benefit pension plans covering employees in Japan, Switzerland, and Thailand. Pension plan benefits are based primarily on participants’ compensation and years of service credited as specified under the terms of each country’s plan. Employees are entitled to a lump sum benefit upon retirement or upon certain instances of termination. The funding policy is consistent with the local requirements of each country. As of June 27, 2026, the defined benefit plans in Switzerland were partially funded, while defined benefit plans in Japan and Thailand were unfunded. As of June 27, 2026, our projected benefit obligations, net, in Japan, Switzerland, and Thailand were $2.3 million, $0.3 million and $5.6 million, respectively. They were recorded in our consolidated balance sheets as accrued payroll and related expenses for the current portion while other non-current liabilities for the non-current portion, and represent the total projected benefit obligation (“PBO”) less the fair value of plan assets.

A key actuarial assumption in calculating the net periodic cost and the PBO is the discount rate. Changes in the discount rate impact the interest cost component of the net periodic benefit cost calculation and PBO due to the fact that the PBO is calculated on a net present value basis. Decreases in the discount rate will generally increase pre-tax cost, recognized expense and the PBO. Increases in the discount rate tend to have the opposite effect. We estimate a 100 basis point decrease or increase in the discount rate would cause a corresponding increase or decrease of $3.4 million or $3.3 million, respectively, in the PBO based on data as of June 27, 2026.

We expect to contribute $1.8 million to our defined benefit pension plans in fiscal year 2027.

Financial Condition

Liquidity and Capital Resources

As of June 27, 2026 and June 28, 2025, our cash and cash equivalents were $2,043.5 million and $520.7 million, respectively. As of June 27, 2026 and June 28, 2025, our short-term investments of $694.9 million and $356.4 million, respectively, were all held in the United States. Cash equivalents and short-term investments are primarily comprised of money market funds, treasuries, agencies, high quality investment grade fixed income securities, certificates of deposit, and commercial paper. Our investment policy and strategy is focused on the preservation of capital and supporting our liquidity requirements.

The total amount of cash outside the United States held by the non-U.S. entities as of June 27, 2026 and June 28, 2025 was $417.9 million and $398.3 million, respectively, which was primarily held by entities incorporated in the United Kingdom, Japan, Hong Kong, China, Switzerland, and Thailand. Although cash currently held in the United States, as well as cash generated in the United States from future operations, is expected to cover our normal operating requirements, a substantial amount of additional cash could be required for other purposes, such as capital expenditures to support our business and growth, including costs associated with increasing internal manufacturing capabilities, strategic transactions and partnerships, and future acquisitions.

Our intent is to indefinitely reinvest funds held outside the United States and, except for the funds held in the Cayman Islands, the British Virgin Islands, and Hong Kong, as well as certain subsidiaries in China and Japan, our current plans do not demonstrate a need to repatriate them to fund our domestic operations. However, if in the future, we encounter a significant need for liquidity domestically or at a particular location that we cannot fulfill through borrowings, equity offerings, or other internal or external sources, or the cost to bring back the money is not significant from a tax perspective, we may determine that cash repatriations are necessary or desirable. Repatriation could result in additional material taxes. These factors may cause us to have an overall tax rate higher than other companies or higher than our tax rates in the past. Additionally, if conditions warrant, we may seek to obtain additional financing through debt or equity sources. To the extent we issue additional shares, it may create dilution to our existing stockholders. However, any such financing may not be available on terms favorable to us or may not be available at all.

Beginning in fiscal year 2023, the Tax Cuts and Jobs Act of 2017 requires taxpayers to capitalize research and development expenditures and amortize domestic expenditures over five years and foreign expenditures over fifteen years. The OBBBA enacted in July 2025 eliminates capitalization of domestic research and development expenditures for taxable years beginning on or after January 1, 2025, but retains the requirement to amortize foreign research and development expenditures over 15 years. In addition, the OBBBA permits all taxpayers who paid or incurred domestic research and development expenses in tax years beginning on or after January 1, 2022 and before January 1, 2025 to elect to deduct any remaining unamortized amount over a one-year period or ratably over a two-year period (at the taxpayer’s election), accelerating the benefit of such expenses. We have evaluated these changes and included their impact in our tax provision for fiscal year 2026.

Indebtedness

The carrying amounts and estimated fair values of the convertible notes are as follows for the periods presented (*in millions*):

	June 27, 2026		June 28, 2025	
	Carrying Amount	**Estimated Fair Value**	**Carrying Amount**	**Estimated Fair Value**
2032 Notes	$ 1,256.1	$ 5,411.1	$ —	$ —
2029 Notes	54.7	640.2	600.2	925.5
2028 Notes	179.1	1,108.7	857.7	890.2
2026 Notes	54.7	447.2	1,048.3	1,233.3
	$ 1,544.6	$ 7,607.2	$ 2,506.2	$ 3,049.0

The table below summarizes the applicable conversion price and the equivalent 130% of the conversion price of each series of Notes (*per share amount*):

	Conversion Price [(1)]	**130% of Conversion Price** [(1)]
2032 Notes	$ 187.77	$ 244.10
2029 Notes	69.54	90.40
2028 Notes	131.03	170.34
2026 Notes	99.29	129.08

[(1)] Since the closing price of our stock was at least 130% of the applicable conversion price for each series of Notes for 20 of the last 30 trading days of our fiscal year 2026, all of our Notes remain convertible at the option of the holders during the first quarter of fiscal year 2027. The outstanding Notes are recorded as current portion of long-term debt, which is presented as current liabilities in our consolidated balance sheets as of June 27, 2026, net of unamortized debt issuance costs. If the Notes are converted by holders, we are required to satisfy our conversion obligations with respect to each series of converted Notes by paying cash equal to the principal amounts of such series of converted Notes and paying or delivering, as the case may be, cash, shares of common stock, or a combination of cash and shares of common stock, at our election, with respect to any conversion value in excess thereof. The outstanding Notes as of June 28, 2025 are recorded as long-term debt, which is presented as non-current liabilities in our consolidated balance sheets, net of unamortized debt issuance costs.

As of August 14, 2026, we have received early conversion requests totaling $757.8 million aggregate principal amount of the Notes (or the "Converted Notes"), which principal amount will be settled in cash and the conversion value in excess thereof will be settled in cash, shares of common stock, or a combination cash and shares of common stock, at our election, in accordance with Indenture governing the applicable series of Converted Notes. During the year ended June 27, 2026, the aggregate principal amount of the Notes settled in cash was $519.4 million.

On April 7, 2026, we entered into privately negotiated exchange arrangements with certain holders of our 2026 Notes and 2029 Notes. Pursuant to these agreements, we issued an aggregate of approximately 5.7 million shares of our common stock in exchange for approximately $264.8 million and $209.7 million aggregate principal amount of the 2026 Notes and 2029 Notes, respectively, and the related conversion value in excess of the principal amounts thereof. The issuance of common stock in the exchange transactions resulted in incremental dilution of approximately 0.6 million shares of our common stock related to the aggregate principal amount.

On May 29, 2026, we entered into privately negotiated exchange arrangements with certain holders of our 2028 Notes. Pursuant to these agreements, we issued an aggregate of approximately 5.0 million shares of our common stock in exchange for approximately $650.4 million aggregate principal amount of the 2028 Notes, and the related conversion value in excess of the principal amounts thereof. The issuance of common stock in the exchange transactions resulted in incremental dilution of approximately 0.8 million shares of our common stock related to the aggregate principal amount.

The principal amount outstanding of our SMBC Term Loans and the Mizuho Term Loan, collectively referred to as Japan Term Loans, are as follows for the periods presented (in millions):

	June 27, 2026			June 28, 2025		
	Short-term	Long-term	Total	Short-term	Long-term	Total
SMBC Term Loans	$ 46.8	$ 28.0	$ 74.8	$ 4.4	$ 36.2	$ 40.6
Mizuho Term Loan	5.5	12.5	18.0	6.2	20.2	26.4
Total	$ 52.3	$ 40.5	$ 92.8	$ 10.6	$ 56.4	$ 67.0

The short-term portion of the Japan Term Loans is recorded as current liabilities while the long-term portion is recorded as long-term debt in our consolidated balance sheets.

On December 19, 2025, we entered into a Credit Agreement providing for a senior secured revolving credit facility in an aggregate principal amount of $400.0 million, including a $23.0 million sublimit for the issuance of letters of credit. As of June 27, 2026, there were no borrowings outstanding under the revolving credit facility. For additional information regarding the Credit Agreement, refer to “Note 10. Debt” in the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K. For additional information, refer to “Part I, Item 1A. Risk Factors”.

Contractual Obligations

The following table summarizes our contractual obligations as of June 27, 2026, and the effect such obligations are expected to have on our liquidity and cash flow (*in millions*):

	Payments due		
	Total	Less than 1 year	More than 1 year
Contractual Obligations			
Asset retirement obligations	$ 9.0	$ —	$ 9.0
Operating lease liabilities, including imputed interest (1)	36.0	14.6	21.4
Pension plan contributions (2)	1.8	$ 1.8	—
Purchase obligations (3)	2,354.4	2,112.5	241.9
Term loans - principal (4)	92.8	52.3	40.5
Term loans - interest (4)	1.2	0.7	0.5
Convertible notes - principal (5)	1,554.3	54.8	1,499.5
Convertible notes - interest (5)	30.6	5.4	25.2
Others	14.9	6.9	8.0
Total	$ 4,095.0	$ 2,249.0	$ 1,846.0

(1) The amounts of operating lease liabilities do not include any sublease income amounts nor do they include payments for short-term leases or variable lease payments. As of June 27, 2026, we expect to receive sublease income of approximately $0.8 million over the next year. Refer to “Note 8. Leases” to the consolidated financial statements.

(2) The amount of pension plan contributions represents planned contributions to our defined benefit plans. Although additional future contributions will be required, the amount and timing of these contributions will be affected by actuarial assumptions, the actual rate of returns on plan assets, the level of market interest rates, legislative changes, and the amount of voluntary contributions to the plan. Any contributions for the following fiscal year and later will depend on the value of the plan assets in the future and thus are uncertain. As such, we have not included any amounts beyond one year in the table above. Refer to “Note 15. Employee Retirement Plans” to the consolidated financial statements.

(3) Purchase obligations represent legally binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements. Refer to “Note 16. Commitments and Contingencies” to the consolidated financial statements.

(4) The amounts related to term loans include principal and interest on our Sumitomo Mitsui Banking Corporation (“SMBC”) 2026 and 2029 Term Loans with a fixed annual interest rate of 0.88% and 1.44%, respectively, and Mizuho Bank, Ltd. (“Mizuho”) term loan with a fixed annual interest rate of 0.90%. The SMBC Term Loans requires monthly principal payments with the remaining principal due on the loan maturity date of July 31, 2029 and December 19, 2026 while the Mizuho Term Loan requires quarterly principal payments with the final payment due on September 20, 2029.

[5] The amounts related to convertible notes include principal and interest on our 0.50% Convertible Senior Notes due 2026 (the "2026 Notes"), principal and interest on our 0.50% Convertible Senior Notes due 2028 (the "2028 Notes"), principal and interest on our 1.50% Convertible Senior Notes due 2029 (the "2029 Notes"), and principal and interest on our 0.375% Convertible Senior Notes due 2032 (the "2032 Notes"). The 2026 Notes have a maturity date of December 15, 2026, the 2028 Notes have a maturity date of June 15, 2028, the 2029 Notes have a maturity date of December 15, 2029, and the 2032 Notes have a maturity date of March 15, 2032. The principal balances of our convertible notes are reflected in the payment periods in the table above based on their respective contractual maturities, which may be accelerated if the holders elect to convert the notes prior to maturity. The principal amounts of all of our outstanding convertible notes must be settled in cash. The actual cash settlement may be higher if we decide to settle the conversion value in excess of the principal amounts in cash, rather than issuing shares of common stock. Refer to "Note 10. Debt" to the consolidated financial statements.

We do not have any off-balance sheet arrangements, as such term is defined in rules promulgated by the SEC, which have or are reasonably likely to have a current or future effect on our liquidity or capital resources that are material to investors.

Unrecognized Tax Benefits

As of June 27, 2026, our other non-current liabilities also include $67.2 million of unrecognized tax benefit for uncertain tax positions. We are unable to reliably estimate the timing of future payments related to uncertain tax positions.

Liquidity and Capital Resources Requirements

We believe that our cash and cash equivalents as of June 27, 2026, and cash flows from our operating activities will be sufficient to meet our liquidity and capital spending requirements for at least the next 12 months from the issuance of our financial statements for the fiscal year 2026.

There are a number of factors that could positively or negatively impact our liquidity position, including:

- the settlement of any conversion or redemption of our convertible notes in cash;
- global economic conditions which affect demand for our products and services and impact the financial stability of our suppliers and customers, including the impact of uncertainty in the banking and financial services industries;
- fluctuations in demand for our products as a result of changes in regulations, tariffs or other trade barriers, and trade relations in general;
- changes in accounts receivable, inventory or other operating assets and liabilities, which affect our working capital;
- increase in capital expenditures to support our business and growth, including increases in manufacturing capacity;
- the tendency of customers to delay payments or to negotiate favorable payment terms to manage their own liquidity positions;
- timing of payments to our suppliers;
- volatility in fixed income and credit, which impact the liquidity and valuation of our investment portfolios;
- cost and availability of credit, which may impact available financing for us, our customers or others with whom we do business;
- volatility in foreign exchange markets, which impacts our financial results;
- possible investments or acquisitions of complementary businesses, products or technologies, or other strategic transactions or partnerships;
- issuance of debt or equity securities, or other financing transactions, including bank debt;
- potential funding of pension liabilities either voluntarily or as required by law or regulation; and
- acquisitions or strategic transactions.

Cash Flows

Fiscal Year 2026

As of June 27, 2026, our consolidated balance of cash and cash equivalents increased by $1,522.8 million, to $2,043.5 million from $520.7 million as of June 28, 2025. The increase in cash and cash equivalents was due to cash from operating activities of $751.4 million and cash from financing activities of $1,556.9 million, partially offset by and cash used in investing activities of $785.5 million during the year ended June 27, 2026.

Cash provided by operating activities was $751.4 million during the year ended June 27, 2026, which reflects the net loss of $6,935.1 million and non-cash items of $7,978.5 million, partially offset by $292.0 million of changes in our operating assets and liabilities. Changes in operating assets and liabilities were primarily driven by a $221.6 million increase in accounts payable primarily due to higher inventory purchases and capital expenditures, a $88.4 million increase in accrued payroll and related expenses mainly driven by our accrual for employee cash bonuses and related payroll taxes and payroll taxes related to stock-based compensation, a $43.4 million increase in accrued expenses and other current and non-current liabilities driven by contractual liabilities and provision for warranty reserves, and a $47.9 million decrease in income tax liabilities primarily due to income tax payments, offset by a $270.4 million increase in accounts receivable mainly driven by higher revenue, a $228.4 million increase in inventories driven by builds to support market demand and a $96.2 million increase in prepayments and other current and non-current assets primarily driven by a $45.3 million increase in value-added-tax receivables related to capital expenditures and inventory purchases, a $24.0 million inventory-related prepayments, and a $13.2 million increase in receivables from our contract manufacturers driven by increase manufacturing volume.

Cash used in investing activities of $785.5 million during the year ended June 27, 2026 was primarily attributable to capital expenditures of $451.3 million, purchases of short-term investments, net of sales and maturities of $338.6 million, and a $38.0 million payment for an acquisition of a business, offset by $42.4 million of proceeds from the sale of assets.

Cash from financing activities of $1,556.9 million during the year ended June 27, 2026, was attributable to $1,999.7 million of net proceeds from the issuance of Series A Convertible Preferred Stock, $1,254.7 million of net proceeds from the issuance of our 2032 Notes, $47.9 million of proceeds from SMBC term loans and $17.1 million of proceeds from employee stock plans, offset by $843.1 million of payments for the partial repurchase of the 2026 Notes, $520.0 million of payments for Notes conversions, $281.0 million of tax payments related to net share settlement of restricted stock, $102.0 million of payments for the 2032 Capped Call Options, $14.0 million of principal payments on term loans, and $2.4 million of payments for financing costs related to our revolving credit facility.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We conduct our business and sell our products to customers primarily in Asia, Europe, and North America. Due to the impact of changes in foreign currency exchange rates between the U.S. Dollar and foreign currencies, we recorded foreign exchange losses of $0.5 million in fiscal year 2026, foreign exchange losses of $4.2 million in fiscal year 2025 and foreign exchange gains of $0.8 million in fiscal year 2024 in the consolidated statements of operations.

Although we sell primarily in the U.S. Dollar, we have foreign currency exchange risks related to our expenses denominated in currencies other than the U.S. Dollar, principally the Chinese Yuan, Canadian Dollar, Thai Baht, Japanese Yen, Hong Kong Dollar, UK Pound, Swiss Franc, and Euro. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. In the event our foreign currency denominated monetary assets and liabilities, sales or expenses increase, our operating results may be affected to a greater extent by fluctuations in the exchange rates of the currencies in which we do business as compared with the U.S. dollar.

Equity Price Risk

We are exposed to equity price risk related to the conversion options embedded in our 2032 Notes, 2029 Notes, 2028 Notes and 2026 Notes.

We issued the 2032 Notes in September 2025, 2029 Notes in June 2023, the 2028 Notes in March 2022 and the 2026 Notes in December 2019. As of June 27, 2026, the aggregate principal amounts of the 2032 Notes, 2029 Notes, 2028 Notes and 2026 Notes is $1,265.0 million, $54.9 million, $179.6 million, $54.8 million, respectively, and bear interest at a rate of 0.375%, 1.50%, 0.50% and 0.50% per year, respectively. Since the convertible notes bear interest at fixed rates, we have no financial statement risk associated with changes in market interest rates. However, the potential value of the shares to be distributed to the holders of our convertible notes changes when the market price of our stock fluctuates. The 2032 Notes, 2029 Notes, 2028 Notes and 2026 Notes will mature on March 15, 2032, December 15, 2029, June 15, 2028 and December 15, 2026, respectively, unless earlier repurchased by us or converted pursuant to their terms, at a conversion price of approximately $187.77 per share for the 2032 Notes, $69.54 per share for the 2029 Notes, $131.03 per share for the 2028 Notes and $99.29 per share for the 2026 Notes. In fiscal year 2026, we have equitized $209.7 million, $650.4 million and $264.8 million in aggregate principal amount of 2029 Notes, 2028 Notes, and 2026 Notes respectively. In fiscal year 2026, we have settled early conversions which also reduced $339.1 million, $31.0 million, and $149.3 million in aggregate principal amount of the 2029 Notes, 2028 Notes, and 2026 Notes respectively.

In connection with the issuance of the 2032 Notes, we entered into the 2032 Capped Call Options with the 2032 Capped Call Counterparties. The cap price of the 2032 Capped Call Options was initially $268.24 per share, and is subject to certain adjustments under the terms of the 2032 Capped Call Options. To the extent the market price per share of our common stock, as measured under the terms of the 2032 Capped Call Options, exceeds the cap price of the 2032 Capped Call Options, there would be dilution and/or there would not be an offset of any potential cash payments in excess of the principal amounts of converted 2032 Notes, in each case, to the extent that such market price exceeds the cap price of the 2032 Capped Call Options.

Interest Rate Fluctuation Risk

As of June 27, 2026, we had cash, cash equivalents, and short-term investments of $2,738.4 million. Cash equivalents and short-term investments are primarily comprised of money market funds, treasuries, agencies, high quality investment grade fixed income securities, certificates of deposit, and commercial paper. Our investment policy and strategy is focused on the preservation of capital and supporting our liquidity requirements. We do not enter into investments for trading or speculative purposes. As of June 27, 2026, the weighted-average life of our investment portfolio was approximately twelve months.

Our fixed-income portfolio is subject to fluctuations in interest rates, which could affect our results of operations. Based on our investment portfolio balance as of June 27, 2026, a hypothetical increase or decrease in interest rates of 1% (100 basis points) would have resulted in a decrease or an increase in the fair value of our portfolio of approximately $7.4 million, and a hypothetical increase or decrease of 0.50% (50 basis points) would have resulted in a decrease or an increase in the fair value of our portfolio of approximately $3.6 million.

On December 19, 2025, we entered into a Credit Agreement providing for a senior secured revolving credit facility in an aggregate principal amount of $400.0 million, including a $23.0 million sublimit for the issuance of letters of credit. At our option, borrowings bears interest at a variable rate tied to either a base rate or a term Secured Overnight Financing Rate, plus, in each case, a margin based on our secured net leverage ratio. Consequently, our interest expense could fluctuate due to the variable interest rates applicable to any borrowing under the Credit Agreement. As of June 27, 2026, there were no borrowings outstanding under the Credit Agreement.

Bank Liquidity Risk

As of June 27, 2026, we had approximately $635.9 million of unrestricted cash (excluding cash equivalents) in operating accounts that are held with domestic and international financial institutions. These cash balances could be lost or become inaccessible if the underlying financial institutions fail or if they are unable to meet the liquidity requirements of their depositors and if they are not supported by the national government of the country in which such financial institution is located. Notwithstanding, we have not incurred any losses to date and have had full access to our operating accounts. We believe any failures of domestic and international financial institutions could impact our ability to fund our operations in the short term. The value of our investment portfolio could also be impacted if we hold debt instruments which were issued by any institutions that fail or become illiquid. Our ability to obtain raw materials for our supply chain and collections of cash from sales may be unduly impacted if any of our vendors or customers are affected by illiquidity events.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Lumentum Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lumentum Holdings Inc. and subsidiaries (the "Company") as of June 27, 2026 and June 28, 2025, the related consolidated statements of operations, comprehensive income (loss), cash flows, and stockholders' equity for each of the three years in the period ended June 27, 2026, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 27, 2026 and June 28, 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 27, 2026, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 27, 2026, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 17, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Inventories, Valuation of Inventory - Refer to Notes 1 and 7 to the financial statements

Critical Audit Matter Description

The Company assesses the value of inventory and writes down those inventories which are obsolete or in excess of forecasted demand to the lower of their cost or estimated net realizable value. The Company's estimates of forecasted demand are based upon analysis and assumptions including, but not limited to, expected product lifecycles, product development plans and historical usage by product.

We identified the valuation of inventory as a critical audit matter because of the significant assumptions management makes with regards to estimating certain elements of the excess and obsolete write downs. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of inputs used in management's valuation of inventory excess and obsolete write downs including estimates of expected product lifecycles, product development plans and historical usage by product.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s estimates of forecasted demand used in the valuation of inventory excess and obsolete write downs included the following, among others:

- We tested the effectiveness of controls over the review and approval of the valuation of inventory for excess and obsolete write downs, including controls designed to review the assumptions regarding expected product lifecycles, product development plans and historical usage by product.

- We selected a sample of inventory products and tested the forecasted demand by comparing internal and external information (e.g. historical usage, contracts, communications with customers, expected product lifecycles, product development plans, macroeconomic conditions, and inquiries with business unit managers, executives, sales, and operations personnel) with the Company’s forecasted demand.

- We selected a sample of inventory products and evaluated management's ability to accurately estimate forecasted demand by comparing current usage by product to estimates made in prior year.

- We considered the existence of contradictory evidence based on reading of internal communications to management and the board of directors, Company press releases, and analyst reports, as well as our observations and inquiries as to changes within the business.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
August 17, 2026

We have served as the Company's auditor since 2016.

LUMENTUM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
Net revenue	$ 3,014.0	$ 1,645.0	$ 1,359.2
Cost of sales	1,680.5	1,102.9	1,023.8
Amortization of acquired developed intangibles	77.6	82.2	83.9
Gross profit	1,255.9	459.9	251.5
Operating expenses:			
Research and development	356.5	303.9	302.2
Selling, general and administrative	363.2	348.2	310.7
Restructuring and related charges	11.4	22.8	72.6
Gain on sale of facility	—	(34.9)	—
Total operating expenses	731.1	640.0	685.5
Income (loss) from operations	524.8	(180.1)	(434.0)
Loss on debt extinguishment	(7,756.6)	—	—
Escrow settlement	27.5	—	—
Interest expense	(21.8)	(22.2)	(33.8)
Other income, net	53.3	30.2	62.1
Total other (expense) income, net	(7,697.6)	8.0	28.3
Loss before income taxes	(7,172.8)	(172.1)	(405.7)
Income tax (benefit) provision	(237.7)	(198.0)	140.8
Net (loss) income	$ (6,935.1)	$ 25.9	$ (546.5)
Net (loss) income per share:			
Basic	$ (92.96)	$ 0.38	$ (8.12)
Diluted	$ (92.96)	$ 0.37	$ (8.12)
Shares used to compute net (loss) income per share - common stock and preferred stock assuming conversion:			
Basic	74.6	69.0	67.3
Diluted	74.6	69.6	67.3

See accompanying Notes to Consolidated Financial Statements.

LUMENTUM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
Net (loss) income	$ (6,935.1)	$ 25.9	$ (546.5)
Other comprehensive (loss) income, net of tax:			
Net change in cumulative translation adjustment	(0.3)	0.1	(0.6)
Net change in unrealized gain on available-for-sale securities	(1.7)	1.9	4.7
Net change in defined benefit obligations	3.0	(2.3)	1.1
Other comprehensive income (loss), net of tax	1.0	(0.3)	5.2
Comprehensive (loss) income, net of tax	$ (6,934.1)	$ 25.6	$ (541.3)

See accompanying Notes to Consolidated Financial Statements.

LUMENTUM HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(in millions, except per share data)

	June 27, 2026	June 28, 2025
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,043.5	$ 520.7
Short-term investments	694.9	356.4
Accounts receivable, net	520.3	250.0
Inventories	691.6	470.1
Prepayments and other current assets	211.6	120.1
Total current assets	4,161.9	1,717.3
Property, plant and equipment, net	1,159.1	726.4
Operating lease right-of-use assets, net	29.2	27.9
Goodwill	1,069.3	1,060.9
Other intangible assets, net	326.9	465.1
Deferred tax asset	530.9	210.3
Other non-current assets	30.2	10.8
Total assets	$ 7,307.5	$ 4,218.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 567.4	$ 225.2
Accrued payroll and related expenses	146.3	57.9
Accrued expenses	64.9	34.6
Current portion of long-term debt	1,596.9	10.6
Operating lease liabilities, current	13.5	11.4
Other current liabilities	91.5	53.1
Total current liabilities	2,480.5	392.8
Long-term debt	40.5	2,562.6
Operating lease liabilities, non-current	20.3	23.6
Deferred tax liability	7.1	7.2
Other non-current liabilities	115.2	97.8
Total liabilities	2,663.6	3,084.0
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock, $0.001 par value, 10 authorized shares, 2.9 shares and zero shares issued and outstanding as of June 27, 2026 and June 28, 2025, respectively	0.0	—
Common stock, $0.001 par value, 990 authorized shares; 88.6 and 69.8 shares issued and outstanding as of June 27, 2026 and June 28, 2025, respectively	0.1	0.1
Additional paid-in capital	12,430.1	1,986.8
Accumulated deficit	(7,796.3)	(861.2)
Accumulated other comprehensive income	10.0	9.0
Total stockholders' equity	4,643.9	1,134.7
Total liabilities and stockholders' equity	$ 7,307.5	$ 4,218.7

See accompanying Notes to Consolidated Financial Statements.

LUMENTUM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
OPERATING ACTIVITIES:			
Net (loss) income	$ (6,935.1)	$ 25.9	$ (546.5)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation expense	128.8	104.3	110.6
Stock-based compensation	170.2	177.2	128.8
Bad debt expense	0.1	3.4	—
Changes in income tax valuation allowance	(236.3)	(153.1)	150.1
Amortization and write-off of acquired intangible assets	138.2	152.4	179.7
Write-off of right-of-use assets	—	7.8	—
Write-down and loss on sales and dispositions of property, plant and equipment	21.7	5.2	2.6
Loss on debt extinguishment	7,756.6	—	—
Amortization of debt issuance costs	3.8	3.0	14.6
Amortization of inventory fair value adjustment in connection with acquisition	—	—	8.3
Inducement expense on partial repurchase of 2026 Notes	5.9	—	—
Gain on sale of facility	—	(34.9)	—
Other non-cash income, net	(10.5)	(3.5)	(12.2)
Changes in operating assets and liabilities:			
Accounts receivable	(270.4)	(58.7)	72.3
Inventories	(228.4)	(71.3)	73.8
Operating lease right-of-use assets, net	(1.3)	5.1	3.4
Prepayments and other current and non-currents assets	(96.2)	(35.1)	30.6
Income taxes, net	(47.9)	(65.1)	(72.4)
Accounts payable	221.6	69.2	(89.7)
Accrued payroll and related expenses	88.4	22.0	(8.9)
Operating lease liabilities	(1.2)	(5.7)	(4.3)
Accrued expenses and other current and non-current liabilities	43.4	(21.8)	(16.1)
Net cash provided by operating activities	751.4	126.3	24.7
INVESTING ACTIVITIES:			
Payments for acquisition of property, plant and equipment	(451.3)	(231.0)	(133.0)
Acquisition of businesses, net of cash acquired	(38.0)	—	(700.9)
Payment for acquisition of intangible assets	—	—	(4.0)
Purchases of short-term investments	(603.4)	(365.9)	(278.7)
Proceeds from maturities and sales of short-term investments	264.8	464.7	1,001.5
Proceeds from sale of facility, net of cash and selling costs	—	47.8	—
Proceeds from the sales of property and equipment	42.4	0.3	0.8
Net cash used in investing activities	(785.5)	(84.1)	(114.3)
FINANCING ACTIVITIES:			
Proceeds from the issuance of Series A Convertible Preferred Stock	1,999.7	—	—
Proceeds from the issuance of 2032 Notes, net of issuance costs	1,254.7	—	—
Proceeds from term loans	47.9	76.5	—
Proceeds from employee stock plans	17.1	16.1	14.4
Payment for partial repurchase of 2026 Notes	(843.1)	—	—
Cash paid for conversions of convertible notes	(520.0)	—	—
Payment, repurchase and conversion of 2024 Notes	—	—	(323.1)

LUMENTUM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

Payment for 2032 capped call options	(102.0)	—	—
Principal payments on term loans	(14.0)	(8.1)	—
Payment of withholding taxes related to net share settlement of restricted stock units	(281.0)	(41.7)	(24.0)
Payment of acquisition related holdback	—	(1.0)	—
Payment for financing costs related to revolving credit facility	(2.4)	—	—
Net cash provided by (used in) financing activities	1,556.9	41.8	(332.7)
Increase (decrease) in cash and cash equivalents	1,522.8	84.0	(422.3)
Cash and cash equivalents at beginning of period	520.7	436.7	859.0
Cash and cash equivalents at end of period	$ 2,043.5	$ 520.7	$ 436.7
Supplemental disclosure of cash flow information:			
Cash paid for taxes, net	$ 46.7	$ 20.6	$ 61.2
Cash paid for interest	15.7	19.1	19.7
Supplemental disclosure of non-cash transactions:			
Unpaid property, plant and equipment in accounts payable and accrued expenses	$ 181.4	$ 43.4	$ 11.8
Right-of-use assets obtained in exchange for new operating lease liabilities	12.0	6.4	16.0
Net transfer of assets from property, plant, and equipment to assets-held-for-sale	4.2	—	—
Holdback receivable from sale of property, plant, and equipment	3.0	—	—
Unpaid intangible assets in accrued expense	—	—	1.0
Share-based purchase price consideration in connection with the Cloud Light acquisition	—	—	23.5
Aggregate principal amount of the convertible notes settled through issuance of common stock (equitization)	1,124.9	—	—

See accompanying Notes to Consolidated Financial Statements.

LUMENTUM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance as of July 1, 2023	**—**	**$ —**	**66.4**	**$ 0.1**	**$ 1,692.2**	**$ (340.6)**	**$ 4.1**	**$ 1,355.8**
Net loss	—	—	—	—	—	(546.5)	—	(546.5)
Other comprehensive income	—	—	—	—	—	—	5.2	5.2
Issuance of shares in connection with vesting of restricted stock units and performance stock units	—	—	1.5	—	—	—	—	—
Withholding taxes related to net share settlement of restricted stock units	—	—	(0.4)	—	(24.0)	—	—	(24.0)
ESPP shares issued	—	—	0.4	—	14.4	—	—	14.4
Equity awards pursuant to merger agreement	—	—	—	—	23.5	—	—	23.5
Stock-based compensation	—	—	—	—	128.9	—	—	128.9
Balance as of June 29, 2024	**—**	**$ —**	**67.9**	**$ 0.1**	**$ 1,835.0**	**$ (887.1)**	**$ 9.3**	**$ 957.3**
Net income	—	—	—	—	—	25.9	—	25.9
Other comprehensive income	—	—	—	—	—	—	(0.3)	(0.3)
Issuance of shares in connection with vesting of restricted stock units and performance stock units	—	—	2.0	—	—	—	—	—
Withholding taxes related to net share settlement of restricted stock units	—	—	(0.7)	—	(41.7)	—	—	(41.7)
Exercise of stock options	—	—	0.3	—	3.3	—	—	3.3
ESPP shares issued	—	—	0.3	—	12.8	—	—	12.8
Stock-based compensation	—	—	—	—	177.4	—	—	177.4
Balance as of June 28, 2025	**—**	**$ —**	**69.8**	**$ 0.1**	**$ 1,986.8**	**$ (861.2)**	**$ 9.0**	**$ 1,134.7**
Net loss	—	—	—	—	—	(6,935.1)	—	(6935.1)
Other comprehensive income	—	—	—	—	—	—	1.0	1.0
Issuance of Series A Convertible Preferred Stock, net of issuance costs	2.9	0.0	—	—	1,999.7	—	—	1,999.7
Issuance of shares in exchange for convertible notes (equitization)	—	—	10.6	—	8,876.9	—	—	8,876.9
Issuance of shares in connection with vesting of restricted stock units and performance stock units	—	—	2.4	—	—	—	—	—
Withholding taxes related to net share settlement of restricted stock units	—	—	(0.8)	—	(281.0)	—	—	(281.0)
Exercise of stock options	—	—	0.4	—	2.9	—	—	2.9
ESPP shares issued	—	—	0.2	—	14.2	—	—	14.2
Stock-based compensation	—	—	—	—	165.2	—	—	165.2
Fair value of incremental consideration on partial repurchase of 2026 Notes	—	—	—	—	(256.9)	—	—	(256.9)

LUMENTUM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

2032 capped call options, net of tax	—	—	—	—	(77.0)	—	—	(77.0)
Conversion of convertible notes for conversion value in excess of principal amount	—	—	6.0	—	(0.7)	—	—	(0.7)
Balance as of June 27, 2026	**2.9**	**$ 0.0**	**88.6**	**$ 0.1**	**$ 12,430.1**	**$ (7,796.3)**	**$ 10.0**	**$ 4,643.9**

See accompanying Notes to Consolidated Financial Statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Lumentum Holdings Inc. (“we,” “us,” “our”, “Lumentum” or the “Company”) is a global leader in optical and photonic technologies and an industry-leading provider of optical and photonic products based on revenue and market share. Our products are essential to a range of cloud, artificial intelligence and machine learning (“AI/ML”), telecommunications, consumer, and industrial end-market applications. We operate in one reportable segment as a single, integrated enterprise. See “Note 17. Operating Segments and Geographic Information”.

We disaggregate revenue by type of product, which are Components and Systems, and by geography. A Components product is defined as one of the individual building blocks that goes into creating a larger solution. It is typically not a complete solution on its own but rather a specialized element that enables system functionality. This includes semiconductor laser chips, laser sub-assemblies, line subsystems and wavelength management systems. These are supplied to customers who then integrate them into their own full system solutions. Components represent foundational parts that support or enable that system’s operation and include optical chips and subsystems that are supplied to cloud data center operators, AI/ML infrastructure providers, and network equipment manufacturer customers.

A Systems product is defined as a complete, stand-alone solution that delivers full functionality to the end customer. It is typically self-contained and ready to operate within a customer’s network or application environment. This includes optical modules, optical circuit switches, and industrial lasers such as short-pulse solid-state lasers and kilowatt-class fiber lasers. These products integrate multiple technologies and subsystems into a finished solution that directly addresses a customer’s needs. A system represents the end-product that can be deployed and used independently.

Our products enable high-capacity optical links for cloud computing, AI/ML workloads, and data center interconnect (“DCI”) applications, as well as for communications service provider networks. Our offerings support access (local), metro (intracity), long-haul (intercity and global), and submarine (undersea) network infrastructure. Our products serve enterprise network infrastructure needs, including storage area networks (“SANs”), local area networks (“LANs”), and wide area networks (“WANs”). Demand for our products is fueled by the ongoing expansion of network capacity required to support cloud services, AI/ML processing, streaming video, video conferencing, wireless and mobile connectivity, and the internet of things (“IoT”). In addition, our industrial laser products are used for precision material processing across diverse industries, including semiconductor and microelectronics fabrication, electric vehicle and battery production, metal cutting and welding, and advanced manufacturing that emphasize greater manufacturing precision, flexibility, and sustainability.

Basis of Presentation

We have prepared the consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”), which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, actual results may be different from the estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. These policies are inventory valuation, revenue recognition, income taxes, goodwill and business combinations.

Prior to fiscal year 2026, we operated in two reportable segments consisting of Cloud & Networking and Industrial Tech. During the first quarter of fiscal year 2026, we implemented a re-organization, and we are now managed as a single, integrated enterprise, with a unified management team overseeing operations across the entire company, rather than through discrete operating segments. The chief operating decision maker (“CODM”) is our Chief Executive Officer, who reviews financial information presented as a single enterprise for purposes of allocating resources and evaluating financial performance. Accordingly, following the reorganization, we determined we operate in a single reporting segment. Comparative prior period segment information has been updated to reflect the new segment structure and measures. The changes in our operating segments had no impact on our previously reported consolidated results of operations, financial position or cash flows. Refer to “Note 17. Operating Segments and Geographic Information” for more details.

Our business and operating results depend significantly on general market and economic conditions. The current global macroeconomic environment is volatile and continues to be adversely impacted by many factors including inflation, a dynamic supply chain and demand environment, changes in trade policies, including heightened, scheduled, or threatened tariffs, trade restrictions including for certain rare earth minerals, and signs of a fluctuating macroeconomic environment.

We are actively monitoring and assessing the ongoing global trade environment, particularly with respect to recent changes in tariff regulations. We have assessed the potential impacts of heightened restrictions and tariffs on our allowance for credit losses, the carrying value of our goodwill and other long-lived assets, inventory valuation, and revenue recognition. While we have determined there was not a material impact to our consolidated financial statements as of June 27, 2026 and for the year ended June 27, 2026, import tariffs implemented by the U.S. and other countries, as currently in effect and/or proposed, could have a material impact on our results in the future. The impact of tariffs is dependent on negotiations with customers and suppliers and other mitigation efforts and potential further changes in global trade policies, including higher tariffs in the U.S. or other countries.

Fiscal Years

We utilize a 52-53 week fiscal year ending on the Saturday closest to June 30th. Every fifth or sixth fiscal year will have a 53-week period. The additional week in a 53-week year is added to the third quarter, making such quarter consist of 14 weeks. Our fiscal years 2026, 2025 and 2024 were 52-week years, ending on June 27, 2026, June 28, 2025 and June 29, 2024, respectively. Our fiscal year 2027 ending on July 3, 2027 has a 53-week period.

Principles of Consolidation

The consolidated financial statements are prepared in accordance with GAAP and includes the accounts of Lumentum Holdings Inc. and its wholly owned subsidiaries. Intercompany transactions and balances are fully eliminated in consolidation.

Business Combination

On March 17, 2026, we acquired a manufacturing facility in Greensboro, North Carolina for $38.0 million in cash from a third party. The acquired business mainly included land and building, machinery and equipment, and an assembled workforce. We have applied the acquisition method of accounting to account for these transactions in accordance with ASC Topic 805, Business Combinations. Our consolidated financial statements include the operating results of the acquired entities from the acquisition close date. Refer to “Note 4. Business Combination”.

Summary of Significant Accounting Policies

Our significant accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. We believe that the significant accounting policies described below, involve a greater degree of judgment and complexity and are the most critical to aid in fully understanding and evaluating our consolidated financial statements. These policies include inventory valuation, revenue recognition, income taxes, goodwill and business combinations. For a description of our critical accounting policies, also refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations”*, Critical Accounting Policies and Estimates.*

Cash Equivalents

We consider highly liquid fixed income securities with original maturities of three months or less at the time of purchase to be cash equivalents. As of June 27, 2026, our cash equivalents consist of money market funds, commercial paper and U.S. Treasury securities.

Short-Term Investments

We classify our investments in debt securities as available-for-sale and record these investments at fair value. Investments with an original maturity of three months or less at the date of purchase are considered cash equivalents, while all other investments are classified as short-term based on management’s intent and ability to use the funds in current operations. Unrealized gains and losses are reported as a component of other comprehensive (loss) income. Realized gains and losses are determined based on the specific identification method, and are reflected as other (expense) income, net in our consolidated statements of operations.

We regularly review our investment portfolio to identify and evaluate investments that have indicators of possible impairment. Factors considered in determining whether a loss is other-than-temporary include, but are not limited to: the length of time and extent a security's fair value has been below its cost, the financial condition and near-term prospects of the investee, the credit quality of the security's issuer, likelihood of recovery and our intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in value. For our debt instruments, we also evaluate whether we have the intent to sell the security, or it is more likely than not that we will be required to sell the security before recovery of its cost basis.

Fair Value of Financial Instruments

We define fair value as the price that would be received from selling an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, we consider the principal or most advantageous market in which to transact and the market-based risk. We apply fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The carrying amounts reported in the consolidated financial statements approximate the fair value for cash, accounts receivable, accounts payable and accrued liabilities due to their short-term nature.

Basic and Diluted Net (Loss) Income per Share

We calculate basic net (loss) income per share pursuant to the two-class method as a result of the issuance of the Series A Convertible Preferred Stock (the "Preferred Stock") in March 2026. Our Preferred Stock represents a second class of common stock for purposes of computing net (loss) income per share under the two-class method as it is entitled to receive dividends on an as-converted basis in the same manner as holders of common stock and does not have any material preferential rights relative to our common stock.

Diluted net (loss) income per share is calculated assuming the Preferred Stock have been converted into common stock, and the related shares are included in the diluted weighted-average share. As the Preferred Stock participates on an if-converted basis, and there are no dividends, the (loss) income allocated to the two classes of stock converge and the results are mathematically equal. Thus, basic and diluted net (loss) income per share is calculated assuming the Preferred Stock have been converted into common stock, and the related shares are included in the weighted average shares outstanding.

Potentially dilutive common shares result from the assumed exercise of outstanding stock options, assumed vesting of outstanding equity awards, assumed issuance of stock under the employee stock purchase plan, assumed conversion of the Preferred Stock, and assumed conversion of the aggregate principal outstanding of our 2032 Notes, 2029 Notes, 2028 Notes and 2026 Notes (collectively, the "convertible notes"). We used the if-converted method for all convertible notes in the diluted net income per share calculation. In September 2024, we made an irrevocable settlement method election, wherein upon conversion, we are required to satisfy our conversion obligation with respect to such converted convertible notes by delivering cash equal to the principal amount of such converted convertible notes and cash, shares of common stock or a combination of cash and shares of common stock, at our election, with respect to any conversion value in excess thereof. Therefore, the convertible notes will only be dilutive when the average share price of our stock exceeds the conversion price, as the principal will be paid in cash.

The dilutive effect of securities from the Equity Incentive Plans are reflected in diluted earnings per share by application of the treasury stock method, which includes consideration of unamortized share-based compensation expense and the dilutive effect of in-the-money options and non-vested restricted stock units. Under the treasury stock method, the amount the employee must pay for exercising stock options and the amount of unamortized share-based compensation expense are collectively assumed to be used to repurchase hypothetical shares. An increase in the fair value of our common stock can result in a greater dilutive effect from potentially dilutive awards.

Anti-dilutive potential shares from the Equity Incentive Plans are excluded from the calculation of diluted earnings per share if their exercise price exceeded the average market price during the period or the share-based awards were determined to be anti-dilutive based on applying the treasury stock method.

Inventory Valuation

Inventory is recorded at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of net realizable value. We assess the value of our inventory on a quarterly basis and write down those inventories which are obsolete or in excess of our forecasted demand to the lower of their cost or estimated net realizable value. Our estimates of forecasted demand are based on our analysis and assumptions including, but not limited to, expected product lifecycles, product development plans and historical usage by product. Our product line management personnel play a key role in our excess review process by providing updated sales forecasts, managing product transitions and working with manufacturing to minimize excess inventory. If actual market conditions are less favorable than our forecasts, or actual demand from our customers is lower than our estimates, we may be required to record additional inventory write-downs. If actual market conditions are more favorable than anticipated, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

Leases

We determine if an arrangement is a lease at inception for arrangements with an initial term of more than 12 months, and classify it as either a finance or operating lease pursuant to Topic 842.

Finance leases are generally those that allow us to substantially utilize or pay for the entire asset over its estimated useful life. Finance leases are recorded in property, plant and equipment, net, and finance lease liabilities within other current and other non-current liabilities on our consolidated balance sheets. We have lease arrangements with lease and non-lease components, and the non-lease components for our finance leases are accounted for separately, based on estimated stand-alone values, and are not included in the initial measurement of our finance lease assets and corresponding liabilities. Finance lease assets are amortized in operating expenses on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term, with the interest component included in interest expense and recognized using the effective interest method over the lease term.

Operating leases are recorded in operating lease right-of-use assets, net, and operating lease liabilities, current and non-current on our consolidated balance sheets. For operating leases of buildings, we account for non-lease components, such as common area maintenance, as a component of the lease, and include it in the initial measurement of our operating lease assets and corresponding liabilities. Operating lease assets are amortized on a straight-line basis in operating expenses over the lease term.

Our lease liabilities are recognized based on the present value of the remaining fixed lease payments, over the lease term, using a discount rate of similarly secured borrowings available to us. For the purpose of lease liability measurement, we consider only payments that are fixed and determinable at the time of commencement. Any variable payments that depend on an index or rate are expensed as incurred. Our lease terms may include options to extend when it is reasonably certain that we will exercise that option. Our lease assets also include any lease payments made and exclude any lease incentives received prior to commencement. Our lease assets are tested for impairment in the same manner as long-lived assets used in operations. We generally recognize sublease income on a straight-line basis over the sublease term.

Revenue Recognition

Pursuant to Topic 606, we recognize our revenues upon the application of the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenues when, or as, the contractual performance obligations are satisfied.

The majority of our revenue comes from product sales, consisting of sales of hardware products to our customers. Our revenue contracts generally include only one performance obligation. Revenues are recognized at a point in time when control of the promised goods or services are transferred to our customers upon shipment or delivery of goods or rendering of services, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

Revenue from all sales types is recognized at the transaction price. The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer adjusted for estimated variable consideration, if any. We typically estimate the impact on the transaction price for discounts offered to the customers for early payments on receivables or net of accruals for estimated sales returns. These estimates are based on historical returns, analysis of credit memo data and other known factors. Actual returns could differ from these estimates. We allocate the transaction price to each distinct product based on its relative standalone selling price. The product price as specified on the purchase order is considered the standalone selling price as it is an observable input that depicts the price as if sold to a similar customer in similar circumstances.

We exclude from revenue the taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, which are collected by us from a customer and deposited with the relevant government authority.

Our revenue arrangements do not contain significant financing components.

If a customer pays consideration, or we have a right to an amount of consideration that is unconditional before we transfer a good or service to the customer, those amounts are classified as deferred revenue or deposits received from customers which are included in other current liabilities or other long-term liabilities when the payment is made.

Transaction Price Allocated to the Remaining Performance Obligations

Remaining performance obligations represent the transaction price allocated to performances obligations that are unsatisfied or partially unsatisfied as of the end of the reporting period. Unsatisfied and partially unsatisfied performance obligations consist of contract liabilities and non-cancellable backlog. Non-cancellable backlog includes goods and services for which customer purchase orders have been accepted that are scheduled or in the process of being scheduled for shipment. A portion of our revenue arises from vendor managed inventory arrangements where the timing and volume of customer utilization is difficult to predict.

Deferred revenue as of June 27, 2026 was $16.8 million, of which $15.4 million was recorded in other current liabilities and $1.4 million in other non-current liabilities in the consolidated balance sheets. Deferred revenue as of June 28, 2025 was $0.7 million, which was recorded in other current liabilities in the consolidated balance sheets. During fiscal year 2026 and fiscal year 2025, we recognized $0.2 million and $0.1 million of revenue that was included in deferred revenue as of June 28, 2025 and June 29, 2024, respectively.

Warranty

Hardware products regularly include warranties to the end customers such that the product continues to function according to published specifications. We typically offer a twelve-month warranty for most of our products. However, in some instances depending on the product, specific market, product line and geography in which we operate, and what is common in the industry, our warranties can vary and range from six months to five years. These standard warranties are assurance type warranties and do not offer any services in addition to the assurance that the product will continue working as specified. Therefore, warranties are not considered separate performance obligations in the arrangement.

We provide reserves for the estimated costs of product warranties that we record as cost of sales at the time revenue is recognized. We estimate the costs of our warranty obligations based on our historical experience of known product failure rates, use of materials to repair or replace defective products and service delivery costs incurred in correcting product failures. In addition, from time-to-time, specific warranty accruals may be made if discrete technical problems arise.

Shipping and Handling Costs and Tariffs

We record shipping and handling costs and tariffs related to revenue transactions within cost of sales as a period cost. Amounts billed to the customer for shipping and handling costs, including tariff charges, is recorded as revenue when the relevant product is recognized as revenue.

Contract Costs

We recognize the incremental direct costs of obtaining a contract, which consist of sales commissions, when control over the products they relate to transfers to the customer. Applying the practical expedient, we recognize commissions as expense when incurred, as the amortization period of the commission asset we would have otherwise recognized is less than one year.

Contract Balances

We record accounts receivable when we have an unconditional right to consideration. Contract liabilities are recorded when cash payments are received or due in advance of performance. Contract liabilities consist of advance payments and deferred revenue, where we have unsatisfied performance obligations. Contract liabilities are classified as deferred revenue and customer deposits and are included in other current liabilities within our consolidated balance sheet. Payment terms vary by customer. The time between invoicing and when payment is due is not significant. Refer to "Note 18. Revenue Recognition" for a presentation of changes in contract balances.

Disaggregation of Revenue

We disaggregate revenue by geography and by type of product. Refer to "Note 18. Revenue Recognition" for a presentation of disaggregated revenue. We do not present other levels of disaggregation, such as by customer, markets, contracts, duration of contracts, timing of transfer of control and sales channels, as this information is not used by our Chief Operating Decision Maker ("CODM") to manage the business.

Income Taxes

In accordance with the authoritative guidance on accounting for income taxes, we recognize income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law, and the effects of future changes in tax laws or rates are not anticipated.

The authoritative guidance provides for recognition of deferred tax assets if the realization of such deferred tax assets is more likely than not to occur based on an evaluation of both positive and negative evidence and the relative weight of the evidence. We consider future growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate, historical earnings, taxable income in prior years, if carry-back is permitted under the law, and prudent and feasible tax planning strategies in determining the need for a valuation allowance.

In the event we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to earnings in the period in which we make such a determination, or goodwill would be adjusted at our final determination of the valuation allowance related to an acquisition within the measurement period. Conversely, if we later determine that it is more likely than not that all or a portion of the net deferred tax assets will be realized, we would reverse the applicable portion of the previously established valuation allowance. A release of valuation allowance decreases income tax expense in the period of release, increases net income, and reduces our effective tax rate. Such releases may be material to our financial statements depending on the size of the deferred tax assets involved.

We are subject to income tax audits by the respective tax authorities of the jurisdictions in which we operate. The determination of our income tax liabilities in each of these jurisdictions requires the interpretation and application of complex, and sometimes uncertain, tax laws and regulations. The authoritative guidance on accounting for income taxes prescribes both recognition and measurement criteria that must be met for the benefit of a tax position to be recognized in the financial statements. If a tax position taken, or expected to be taken, in a tax return does not meet such recognition or measurement criteria, an unrecognized tax benefit liability is recorded. We recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. If we ultimately determine that an unrecognized tax benefit liability is no longer necessary, we reverse the liability and recognize a tax benefit in the period in which it is determined that the unrecognized tax benefit liability is no longer necessary.

Our income tax provision is highly dependent on the geographic distribution of our worldwide earnings or losses, tax laws and regulations in various jurisdictions, tax incentives, the availability of tax credits and loss carryforwards, and the effectiveness of our tax planning strategies. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings and tax audits.

The recognition and measurement of current taxes payable or refundable and deferred tax assets and liabilities requires that we make certain estimates and judgments. Changes to these estimates, including changes in judgment regarding the realizability of deferred tax assets and the need for or release of valuation allowances, may have a material impact on our tax provision, net income, and effective tax rate in a future period.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method generally over the following estimated useful lives of the assets: 10 to 40 years for building and improvements, 3 to 10 years for machinery and equipment, and 2 to 5 years for furniture, fixtures, software and office equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease, including the renewal option that we are reasonably certain to exercise.

Business Combination

In accordance with the guidance for business combinations, we determine whether a transaction or event is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method. If the assets acquired are not a business, we account for the transaction or event as an asset acquisition. Under both methods, we recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity. We capitalize acquisition-related costs and fees associated with asset acquisitions and immediately expense acquisition-related costs and fees associated with business combinations.

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, we make significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships and acquired developed technology and discount rates. Our estimates of fair value are based on assumptions believed to be reasonable using the best information available. These assumptions are inherently uncertain and unpredictable and, as a result, actual results may differ materially from estimates. Certain estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed. Any change in facts and circumstances that existed as of the acquisition date and impacts to our preliminary estimates is recorded to goodwill if identified within the measurement period. Subsequent to the measurement period or our final determination of fair value of assets and liabilities, whichever is earlier, the adjustments will affect our earnings.

We estimate the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could be accelerated or slowed.

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. We test goodwill impairment on an annual basis in the fiscal fourth quarter and at any other time when events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable.

We have the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. The qualitative factors we assess include long-term prospects of our performance, share price trends and market capitalization, and our specific events. Unanticipated events and circumstances may occur that affect the accuracy of our assumptions, estimates and judgments. For example, if the price of our common stock were to significantly decrease combined with other adverse changes in market conditions, thus indicating that the underlying fair value of our reporting units may have decreased, we may reassess the value of our goodwill in the period such circumstances were identified.

If we determine that, as a result of the qualitative assessment, it is more likely than not (i.e., greater than 50% likelihood) that the fair value of a reporting unit is less than its carrying amount, we perform the quantitative test by estimating the fair value of our reporting units. If the carrying value of a reporting unit exceeds its fair value, we record goodwill impairment loss equal to the excess of the carrying value of the reporting unit's goodwill over its fair value, not to exceed the carrying amount of goodwill. The fair value of each of our goodwill reporting units is generally estimated using a combination of public company multiples and discounted cash flow methodologies.

During the third quarter of fiscal year 2026, we completed a reorganization of our business units, which resulted in changes to our reporting unit structure. As a result of this reorganization, we performed an interim qualitative assessment of goodwill for our reporting units. In performing the assessment, we evaluated relevant events and circumstances, including changes in the composition of reporting units, financial performance, and other entity-specific and macroeconomic factors. Based on this assessment along with a qualitative assessment done in the fourth quarter of fiscal year 2026, it was not more likely than not that the fair value of any of our reporting units was less than its carrying value; as such, our annual qualitative assessment did not indicate that a more detailed quantitative analysis was necessary. Accordingly, no goodwill impairment charge was recognized during fiscal year 2026.

Intangible Assets

Intangible assets consist primarily of intangible assets purchased through acquisitions. Purchased intangible assets include acquired developed technologies (developed and core technology), customer relationships, and order backlog. Intangible assets, with the exception of certain customer relationships, are amortized using the straight-line method over the estimated economic useful lives of the assets, which is the period during which expected cash flows support the fair value of such intangible assets. Certain customer relationships are amortized using an accelerated method of amortization over the expected customer lives, which more accurately reflects the pattern of realization of economic benefits expected to be obtained.

Long-lived Asset Valuation

We test long-lived assets for recoverability, at the asset group level, when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset, significant adverse changes in the business climate or legal factors, accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset, current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset, or current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life.

Recoverability is assessed based on the difference between the carrying amount of the asset and the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Pension Benefits

We sponsor various employee retirement plans, including defined contribution, defined benefit and other post-retirement plans. Refer to “Note 15. Employee Retirement Plans” for more information.

The funded status of our retirement-related benefit plan is measured as the difference between the fair value of plan assets and the benefit obligation at fiscal year end, the measurement date. The funded status of an underfunded benefit plan, of which the fair value of plan assets is less than the benefit obligation, is recognized as a non-current net pension liability in the consolidated balance sheets. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (“PBO”) which represents the actuarial present value of benefits expected to be paid upon retirement.

Net periodic pension cost (income) (“NPPC”) is recorded in the consolidated statements of operations and includes service cost, interest cost, expected return on plan assets, amortization of prior service cost and gains or losses previously recognized as a component of accumulated other comprehensive income. Service cost represents the actuarial present value of participant benefits attributed to services rendered by employees in the current year. Interest cost represents the time value of money cost associated with the passage of time. Gains or losses arise as a result of differences between actual experience and assumptions or as a result of changes in actuarial assumptions. Prior service cost or credits represent the cost of benefit improvements attributable to prior service granted in plan amendments. (Gains) losses and prior service cost (credit) that arise during the current year are first recognized as a component of accumulated other comprehensive income in the consolidated balances sheets, net of tax. Prior service cost is amortized as a component of NPPC over the average remaining service period of active plan participants starting at the date the plan amendment is adopted. Deferred actuarial gains or losses are subsequently recognized as a component of NPPC if they exceed the greater of 10% of PBO or the fair value of plan assets, with the excess amortized over the average remaining service period of active plan participants.

The measurement of the benefit obligation and NPPC is based on our estimates and actuarial valuations, provided by third-party actuaries, which are approved by management. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age and years of service, as well as certain assumptions, including estimates of discount rates, expected return on plan assets, rate of compensation increases, and mortality rates. We evaluate these assumptions annually at a minimum. In estimating the expected return on plan assets, we consider historical returns on plan assets, adjusted for forward-looking considerations, inflation assumptions and the impact of the active management of the plan's invested assets.

Concentration of Credit and Other Risks

Financial instruments that potentially subject our business to concentration of credit risk consist primarily of cash, short-term investments, and trade receivables.

Although we deposit our cash with financial institutions that management believes are of high credit quality, our deposits, at times, may exceed federally insured limits. Our investment portfolio consists of investment grade securities diversified amongst security types, industries, and issuers. Our investment policy limits the amount of credit exposure in the investment portfolio by imposing credit rating minimums and limiting purchases of a single issuer, security type, geography and industry, except for Treasury securities. We believe no significant concentration risk exists with respect to these investments.

We perform credit evaluations of our customers' financial condition and generally do not require collateral from our customers. These evaluations require significant judgment and are based on a variety of factors including, but not limited to, current economic trends, payment history, bad debt write-off experience, and financial review of the customer.

We maintain an allowance for credit losses for estimated losses resulting from the inability of our customers to make required payments. When we become aware that a specific customer is unable to meet their financial obligations, we record a specific allowance to reflect the level of credit risk in the customer's outstanding receivable balance. In addition, we record additional allowances based on certain percentages of aged receivable balances. These percentages take into account a variety of factors including, but not limited to, current economic trends, payment history and bad debt write-off experience. We classify bad debt expenses as selling, general and administrative expense.

During fiscal years 2026, 2025, and 2024, a few customers generated more than 10% of total net revenue. Refer to "Note 17. Operating Segments and Geographic Information" for more information.

As of June 27, 2026, our accounts receivable from a single customer, which represented 10% or greater of the total accounts receivable, was concentrated with two customers, which represented 30% and 11% of gross accounts receivable, respectively. As of June 28, 2025, our accounts receivable from a single customer, which represented 10% or greater of the total accounts receivable, was concentrated with two customer, which represented 13% and 11% of gross accounts receivable respectively.

We rely on a limited number of suppliers for a number of key components contained in our products. We also rely on a limited number of significant independent contract manufacturers for the production of certain key components and subassemblies contained in our products.

We generally use a rolling twelve months forecast based on anticipated product orders, customer forecasts, product order history and backlog to determine our materials requirements. Lead times for the parts and components that we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. If the forecast does not meet or if it exceeds actual demand, we may have excess or shortfalls of some materials and components, as well as excess inventory purchase commitments. We could experience reduced or delayed product shipments or incur additional inventory write-downs and cancellation charges or penalties, which would increase costs and could have a material adverse impact on our results of operations.

In connection with the issuance of the 2032 Notes, we entered into the 2032 Capped Call Options with the 2032 Capped Call Counterparties. The 2032 Capped Call Counterparties are financial institutions, and we will be subject to the risk that one or more of the 2032 Capped Call Counterparties may default under the 2032 Capped Call Options. Our exposure to the credit risk of the 2032 Capped Call Counterparties will not be secured by any collateral. Global economic conditions have in the past resulted in the actual or perceived failure and/or financial difficulties of many financial institutions. If a 2032 Capped Call Counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at the time under the 2032 Capped Call Option with such 2032 Capped Call Counterparty. No asset or gain has been recognized in our financial statements for the 2032 Capped Call Options, and while our exposure may depend on many factors, our exposure is limited to the capped payout on the 2032 Capped Call Options, which is approximately $542.0 million when our stock price is above $268.24 per share. In addition, upon a default by a 2032 Capped Call Counterparty, we may suffer adverse tax consequences and experience more dilution than we currently anticipate with respect to our common stock. We can provide no assurances as to the financial stability or viability of the 2032 Capped Call Counterparties.

Foreign Currency Translation

In fiscal year 2019, we established the functional currency for our worldwide operations as the U.S. dollar. Translation adjustments reported prior to December 10, 2018 remain as a component of accumulated other comprehensive income (loss) in our consolidated balance sheets, until all or a part of the investment in the subsidiaries is sold or liquidated. In fiscal year 2023, we acquired IPG telecom transmission product lines. The functional currency of the Brazilian entities acquired as part of this acquisition is the local currency. In fiscal year 2026, we sold our Brazilian entities, and therefore, recognized the related accumulated translation adjustments to earnings.

Translation adjustments reported prior to fiscal year 2019, remain as a component of accumulated other comprehensive income in our consolidated balance sheet. The translated values for any non-monetary assets and liabilities as of the date we established the U.S. dollar as the functional currency became the new accounting basis for those assets. Accordingly, monetary assets and liabilities denominated in foreign currencies have been remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date. Foreign currency re-measurement gains or losses are included in other income (expense), net in the consolidated statements of operations.

Stock-based Compensation

Generally, compensation expense related to stock-based transactions is measured and recognized in the financial statements based on fair value at the grant date.

Restricted stock units ("RSUs") are grants of shares of our common stock, the vesting of which is based on the requisite service requirement. Generally, our RSUs are subject to forfeiture and expected to vest over one to four years. For new-hire grants, RSUs generally vest ratably on an annual basis over four years. For annual refresh grants, RSUs generally vest ratably on an annual, or combination of annual and quarterly, basis over three years.

Performance stock units ("PSUs") are grants of shares of our common stock that vest upon the achievement of certain performance and service conditions. We account for the fair value of PSUs using the closing market price of our common stock on the date of grant. We begin recognizing compensation expense when we conclude that it is probable that the performance conditions will be achieved. We reassess the probability of vesting at each reporting period and adjust our compensation cost based on this probability assessment. Our PSUs are subject to risk of forfeiture until performance and service conditions are satisfied and generally vest over three years.

We granted certain employees with stock options, the vesting of which is based on the requisite service requirement and expected to vest within three years. We calculate the fair value of stock options using the Black-Scholes option-pricing model, which requires us to make estimates of assumptions such as expected volatility, expected term, risk-free interest rate, expected dividend yield, and forfeiture rates.

We estimate the fair value of the rights to acquire stock under our 2015 Employee Stock Purchase Plan (the "2015 Purchase Plan") using the Black-Scholes option pricing formula. Our 2015 Purchase Plan provides for consecutive six-month offering periods. We recognize such compensation expense on a straight-line basis over the requisite service period. We calculate the volatility factor based on our historical stock prices.

Restructuring and Related Charges

Costs associated with restructuring activities are recognized when they are obligated. However, in the case of leases, the expense is estimated and accrued when the property is vacated. Given the significance of, and the timing of the execution of such activities, this process is complex and involves periodic reassessments of estimates made from the time the property was vacated, including evaluating real estate market conditions for expected vacancy periods and sub-lease income. We recognize a liability for post-employment benefits for workforce reductions related to restructuring activities when payment is probable and the amount is reasonably estimable. Restructuring and related charges may also include charges related to write-offs of long-lived assets related to significant restructuring initiatives.

We continually evaluate the adequacy of the remaining liabilities under our restructuring initiatives. Although we believe that these estimates accurately reflect the costs of our restructuring plans, actual results may differ, thereby requiring us to record additional provisions or reverse a portion of such provisions.

Refer to “Note 12. Restructuring and Related Charges”.

Research and Development (“R&D”) Expense

Costs related to R&D, which primarily consists of labor and benefits, supplies, facilities, consulting and outside service fees, are charged to expense as incurred.

Loss Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to determine whether such accruals should be adjusted and whether new accruals are required.

Asset Retirement Obligations (“ARO”)

Our ARO are legal obligations associated with the retirement of long-lived assets pertaining to leasehold improvements. These liabilities are initially recorded at fair value and the related asset retirement costs are capitalized by increasing the carrying amount of the related assets by the same amount as the liability. Asset retirement costs are subsequently depreciated over the useful lives of the related assets. Subsequent to initial recognition, we record period-to-period changes in the ARO liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. We de-recognize ARO liabilities when the related obligations are settled.

Note 2. Recently Issued Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2024-04, Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the requirements related to accounting for the settlement of a debt as an induced conversion. ASU No. 2024-04 is intended to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20 for convertible debt instruments with cash conversion features and debt instruments that are not currently convertible, when the face value of the debt is settled in cash. We have early adopted ASU No. 2024-04 in the first quarter of fiscal year 2026 and applied the accounting in the partial repurchase of our 2026 Notes in September 2025. Refer to "Note 10. Debt" for detailed discussion of this transaction.

In March 2024, the FASB issued ASU No. 2024-02: Codification Improvements - Amendments to Remove References to the Concepts Statements, which contains amendments to the Codification that remove references to various FASB Concepts Statements. We have adopted ASU No. 2024-02 in the first quarter of fiscal year 2026 and it did not have a material impact on our consolidated financial statements and disclosures as a result of the adoption.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income tax paid. ASU No. 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. We have adopted ASU No. 2023-09 in fiscal year 2026 on a prospective basis. The adoption resulted in expanded disclosures included in Note 13. Income Taxes and did not affect the recognition or measurement of income taxes or our consolidated financial position, results of operations, or cash flows.

Accounting Pronouncements Not Yet Effective

In May 2026, the FASB issued ASU No. 2026-02, Environmental Credits and Environmental Credit Obligations, which introduces a comprehensive model that establishes recognition, measurement, presentation, and disclosure requirements for environmental credits and compliance obligations that may be settled by using environmental credits. ASU No. 2026-02 is effective for fiscal years beginning after December 15, 2027. We plan to adopt ASU No. 2025-12 in the first quarter of fiscal year 2029. We are currently evaluating the impact of this ASU on our financial statements and disclosures.

In April 2026, the FASB issued ASU No. 2026-01, Initial Measurement of Paid-In-Kind ("PIK") Dividends on Equity-Classified Preferred Stock, which amends ASC 505 to add guidance on how an issuer should measure PIK dividends on equity-classified preferred stock. ASU No. 2026-01 is effective for fiscal years beginning after December 15, 2026. We plan to adopt ASU No. 2025-01 in the first quarter of fiscal year 2028. We are currently evaluating the impact of this ASU on our financial statements and disclosures.

In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements, the purpose of which is to update the codification for a broad range of topics arising from technical corrections, unintended applications of the codification, clarifications, and other minor improvements. ASU No. 2025-12 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. We plan to adopt ASU No. 2025-12 in the first quarter of fiscal year 2028. We are currently evaluating the impact of this ASU on our financial statements and disclosures.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270), which is intended to improve the navigability of the interim reporting guidance in ASC 270 and clarify when it applies. ASU No. 2025-11 is effective for fiscal years beginning after December 15, 2027, with early adoption permitted. We plan to adopt ASU No. 2025-11 in the first quarter of fiscal year 2029. We are currently evaluating the impact of this ASU on our financial statements and disclosures.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832), which adds guidance to ASC 832 on the recognition, measurement, and presentation of government grants. ASU No. 2025-10 is effective for fiscal years beginning after December 15, 2028, with early adoption permitted. We are currently evaluating the impact of this ASU on our financial statements and disclosures.

In November 2025, the FASB issued ASU No. 2025-09, Derivatives and Hedging (Topic 815), which amends certain aspects of the hedge accounting guidance in ASC 815, including the risk assessment for cash flow hedges, hedging forecasted interest payments on choose-your-rate debt instruments, cash flow hedges of nonfinancial forecasted transactions, net written options as hedging instruments, and dual hedges of foreign currency denominated debt instruments. ASU No. 2025-09 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. We plan to adopt ASU No. 2025-09 in the first quarter of fiscal year 2028. We are currently evaluating the impact of this ASU on our financial statements and disclosures.

In November 2025, the FASB issued ASU No. 2025-08, Financial Instruments—Credit Losses (Topic 326), which amends the guidance in ASC 326 on the accounting for certain purchased loans. ASU No. 2025-08 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. We plan to adopt ASU No. 2025-08 in the first quarter of fiscal year 2028. We are currently evaluating the impact of this ASU on our financial statements and disclosures.

In September 2025, the FASB issued ASU No. 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606), which refines the scope of the guidance on derivatives in ASC 815 and clarifies the guidance on share-based payments from a customer in ASC 606. ASU No. 2025-07 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. We plan to adopt ASU No. 2025-07 in the first quarter of fiscal year 2028. We are currently evaluating the impact of this ASU on our financial statements and disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), Targeted Improvements to the Accounting for Internal-Use Software, which amends certain aspects of the accounting for and disclosure of software costs under ASC 350-40. The amendments also supersede the guidance on Web site development costs in ASC 350-50 and relocate that guidance, along with the recognition requirements for development costs specific to Web sites, to ASC 350-40. ASU No. 2025-06 is effective for fiscal years beginning after December 15, 2027, with early adoption permitted. We plan to adopt ASU No. 2025-06 in the first quarter of fiscal year 2029. We are currently evaluating the impact of this ASU on our financial statements and disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets, which amends ASC 326-20 to provide a practical expedient for all entities, related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. ASU No. 2025-05 is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. We plan to adopt ASU No. 2025-05 in the first quarter of fiscal year 2027. We are currently evaluating the impact of this ASU on our financial statements and disclosures.

In May 2025, the FASB issued ASU No. 2025-04, Compensation - Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606), which is intended to reduce diversity in practice and improve existing guidance, primarily by revising the definition of a “performance condition” and eliminating forfeiture policy election for service conditions associated with share-based consideration payable to a customer. In addition, ASU No. 2025-04 clarifies that the guidance in ASC 606 on the variable consideration constraints does not apply to share-based consideration payable to a customer regardless of whether an award’s grant date has occurred (as determined under ASC 718). ASU No. 2025-04 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. We plan to adopt ASU No. 2025-04 in the first quarter of fiscal year 2028. We are currently evaluating the impact of this ASU on our financial statements and disclosures.

In May 2025, the FASB issued ASU No. 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), which revises the guidance in ASC 805 to clarify that, in determining the accounting acquirer in a business combination that is effected primarily by exchanging equity interests in which a VIE is acquired, an entity would be required to consider the factors in ASC 805-10-55-12 through 55-15. Previously, the accounting acquirer in such transactions was always the primarily beneficiary. ASU No. 2025-03 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. We plan to adopt ASU No. 2025-04 in the first quarter of fiscal year 2028. We are currently evaluating the impact of this ASU on our financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), which requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. In January 2025, the FASB issued ASU No. 2025-01, which revises the effective date of ASU No. 2024-03, to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. We plan to adopt ASU No. 2024-04 in fiscal year 2028. We are currently evaluating the impact of this ASU on our financial statements and disclosures.

Note 3. Earnings Per Share

We calculate basic net (loss) income per share pursuant to the two-class method as a result of the issuance of the Series A Convertible Preferred Stock (the "Preferred Stock") in March 2026. Our Preferred Stock represents a second class of common stock for purposes of computing net (loss) income per share under the two-class method as it is entitled to receive dividends on an as-converted basis in the same manner as holders of common stock and does not have any material preferential rights relative to our common stock.

Diluted net (loss) income per share is calculated assuming the Preferred Stock have been converted into common stock, and the related shares are included in the diluted weighted-average share. As the Preferred Stock participates on an if-converted basis, and there are no dividends, the (loss) income allocated to the two classes of stock converge and the results are mathematically equal. Thus, basic and diluted net (loss) income per share is calculated assuming the Preferred Stock have been converted into common stock, and the related shares are included in the weighted average shares outstanding. Refer to "Note 14. Equity" for more details.

The following table sets forth the computation of basic and diluted net (loss) income per share (*in millions, except per share data*):

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
Basic (loss) income per share:			
Net (loss) income	$ (6,935.1)	$ 25.9	$ (546.5)
Weighted average shares outstanding - basic:			
Common stock	73.7	69.0	67.3
Preferred stock	0.9	—	—
Weighted average shares outstanding - basic	74.6	69.0	67.3
Basic (loss) income per share	$ (92.96)	$ 0.38	$ (8.12)
Diluted (loss) income per share:			
Weighted average shares outstanding - basic	74.6	69.0	67.3
Effect of dilutive securities from stock-based benefit plans	—	0.6	—
Weighted average shares outstanding - diluted	74.6	69.6	67.3
Diluted (loss) income per share	$ (92.96)	$ 0.37	$ (8.12)

Potentially dilutive common shares result from stock-based benefit plans, which includes the assumed exercise of outstanding stock options, assumed vesting of equity awards, and assumed issuance of stock under the ESPP, all using the treasury stock method.

Potentially dilutive common shares issuable upon conversion of our outstanding convertible notes are determined using the if-converted method. Under each series of convertible notes, we are required to satisfy our conversion obligation with respect to converted notes by paying cash equal to the principal amount of such converted notes and paying or delivering, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock, at our election, with respect to any conversion value in excess thereof. Refer to "Note 10. Debt" for more details.

Average anti-dilutive shares excluded from the calculation of diluted net income (loss) per share for the years ended June 27, 2026, June 28, 2025 and June 29, 2024 (*in millions*):

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
Effect of dilutive securities from ESPP	0.0	0.1	0.2
Effect of dilutive securities from stock options	0.3	0.8	1.1
Effect of dilutive securities from RSUs and PSUs	2.5	4.4	4.1
Shares issuable assuming conversion of the convertible notes	13.6	0.5	29.6
Weighted average common shares outstanding - diluted	16.4	5.8	35.0

Our outstanding capped call options are anti-dilutive under GAAP as they are specifically designed to mitigate the dilutive impact of the 2032 Notes, such that no dilution will occur until the capped call price is exceeded. Refer to “Note 10. Debt” for more details. There were no other material anti-dilutive shares excluded from the calculation of diluted net (loss) income per share for the years ended June 27, 2026, June 28, 2025 and June 29, 2024.

Note 4. Business Combination

Manufacturing Facility Acquisition

On March 17, 2026, we acquired a manufacturing facility in Greensboro, North Carolina for $38.0 million in cash from a third party. The acquired business mainly included land and building, machinery and equipment, and an assembled workforce. As part of the transaction, we also entered into a transitional supply agreement (the “supply agreement”) with the third party wherein we will be acting as an agent whereby we will manufacture wafers for the third party for approximately 15 months. The third party is primarily responsible for fulfillment, has discretion in establishing pricing, and bears inventory and credit risk. Accordingly, revenue is recognized on a net basis, representing the amount of consideration or reasonable margin to which we expect to be entitled in exchange for arranging for the specified goods or services to be provided.

We have applied the acquisition method of accounting in accordance with ASC 805 *Business Combinations* for this transaction, with respect to the fair value of purchase price consideration and the identifiable assets and liabilities acquired, including the supply agreement, which have been measured at estimated fair value as of the acquisition date. We allocated the fair value of the purchase price consideration to the assets acquired and liabilities assumed as of the acquisition date based on their estimated fair values. The excess of purchase price consideration over the fair value of net assets acquired is recorded as goodwill. Our preliminary allocation of the purchase price consideration to the assets acquired and liabilities assumed as of the acquisition date is as follows (*in millions*):

	Fair Value
Total purchase price consideration	$ 38.0
Assets acquired	
Property, plant and equipment, net	39.5
Liabilities assumed	
Other liabilities (1)	9.9
Goodwill	$ 8.4

(1) Since the supply agreement is priced at a discount below its fair market value, we accounted for it as a below-market contract liability, which will be amortized and recorded as revenue over the term of the supply agreement. During the twelve months ended June 27, 2026, we have recognized approximately $2.3 million of this amount to net revenue. Refer to “Note 18. Revenue Recognition” for further details.

The goodwill of $8.4 million arising from this acquisition has been attributed to the value of the assembled workforce and the strategic benefits associated with acquiring an operational fabrication facility to expand our capacity. None of the goodwill is expected to be deductible for local tax purposes. Refer to “Note 9. Goodwill and Other Intangible Assets.”

We also incurred a total of $0.4 million acquisition-related costs representing professional and other direct acquisition costs, which are recorded as selling, general and administrative expense in our consolidated statement of operations during the twelve months ended June 27, 2026.

Cloud Light Acquisition

On November 7, 2023, we completed the acquisition of Cloud Light Technology Limited ("Cloud Light"). In accordance with a definitive merger agreement, dated as of October 29, 2023, between us and Cloud Light, cash consideration included $75.8 million of cash held in an escrow fund to support Cloud Light's indemnification obligations and customary adjustment for working capital. In November 2025, we and the former shareholders of Cloud Light mutually agreed to settle outstanding indemnification claims for $27.5 million and signed a settlement agreement releasing the balance of the escrow fund to the former Cloud Light shareholders and releasing them of their indemnification obligations. Since the measurement period has expired, we recorded the settlement amount of $27.5 million as other income, net in our consolidated statements of operations for the twelve months ended June 27, 2026.

Note 5. Cash, Cash Equivalents and Short-term Investments

The following table summarizes our cash, cash equivalents and short-term investments by category for the periods presented (*in millions*):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
June 27, 2026:				
Cash	$ 635.9	$ —	$ —	$ 635.9
Cash equivalents:				
Certificate of deposit	131.8	—	—	131.8
Commercial paper	14.5	—	—	14.5
Money market funds	1,261.3	—	—	1,261.3
Total cash and cash equivalents	$ 2,043.5	$ —	$ —	$ 2,043.5
Short-term investments:				
Commercial paper	$ 54.6	$ —	$ (0.1)	$ 54.5
Corporate debt securities	350.7	0.1	(1.2)	349.6
U.S. Agency securities	154.7	—	(0.4)	154.3
U.S. Treasury securities	136.8	—	(0.3)	136.5
Total short-term investments	$ 696.8	$ 0.1	$ (2.0)	$ 694.9
June 28, 2025:				
Cash	$ 349.5	$ —	$ —	349.5
Cash equivalents:				
Commercial paper	2.5	—	—	2.5
Money market funds	161.7	—	—	161.7
U.S. Treasury securities	7.0	—	—	7.0
Total cash and cash equivalents	$ 520.7	$ —	$ —	$ 520.7
Short-term investments:				
Commercial paper	$ 2.7	$ —	$ —	2.7
Corporate debt securities	210.9	0.3	(0.1)	211.1
U.S. Agency securities	67.6	0.1	—	67.7
U.S. Treasury securities	74.8	0.1	—	74.9
Total short-term investments	$ 356.0	$ 0.5	$ (0.1)	$ 356.4

We review our investment portfolio to identify and evaluate investments that have indicators of possible impairment. Factors considered in determining whether a loss is other-than-temporary include, but are not limited to, the length of time and extent a security's fair value has been below its cost, the financial condition and near-term prospects of the investee, the credit quality of the security's issuer, likelihood of recovery and our intent and ability to hold the security for a period sufficient to allow for any anticipated recovery in value. For the debt instruments we own, we also evaluate whether we have the intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery of its cost basis. We have not recorded our unrealized losses on our short-term investments into income because we do not intend to sell nor is it more likely than not that we will be required to sell these investments prior to recovery of their amortized cost basis.

We use the specific-identification method to determine any realized gains or losses from the sale of our short-term investments classified as available-for-sale. During fiscal years 2026, 2025 and 2024, we did not realize significant gains or losses on a gross level from the sale of our short-term investments classified as available-for-sale.

The components of other income, net are as follows for the years presented (*in millions*):

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
Foreign exchange (losses) gains, net	$ (0.5)	$ (4.2)	$ 0.8
Interest and investment income	60.2	34.4	61.3
Other losses, net	(6.4)	—	—
Other income, net	$ 53.3	$ 30.2	$ 62.1

Included in the interest and investment income are $11.1 million, $5.2 million and $5.8 million of interest receivable as of June 27, 2026, June 28, 2025 and June 29, 2024, respectively, recorded as prepayments and other current assets within the consolidated balance sheets. We did not recognize an allowance for credit losses against the interest receivable in any of the periods presented as there were no such losses.

The following table summarizes unrealized losses on our cash equivalents and short-term investments by category that have been in a continuous unrealized loss position for less than 12 months, as of the periods presented *(in millions)*:

	Continuous Loss Position For Less Than 12 Months		Gross Unrealized Losses
	Fair Value	Unrealized Losses	
June 27, 2026:			
U.S. Agency securities	$ 130.5	$ (0.4)	$ (0.4)
Commercial paper	69.0	(0.1)	(0.1)
Corporate debt securities	275.8	(1.2)	(1.2)
U.S. government bonds	106.9	(0.3)	(0.3)
Total	$ 582.2	$ (2.0)	$ (2.0)
June 28, 2025:			
U.S. Agency securities	$ 24.5	$ —	$ —
Commercial paper	5.2	—	—
Corporate debt securities	73.8	(0.1)	(0.1)
U.S. government bonds	35.3	—	—
Total	$ 138.8	$ (0.1)	$ (0.1)

There were no unrealized losses on our cash equivalents and short-term investments that have been in a continuous unrealized loss position for more than twelve months as of June 27, 2026 and June 28, 2025.

The following table classifies our short-term investments by remaining maturities (*in millions*):

	June 27, 2026		June 28, 2025	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within 1 year	$ 247.9	$ 247.8	$ 139.9	$ 140.0
Due between 1 year to 5 years	448.9	447.1	216.1	216.4
	$ 696.8	$ 694.9	$ 356.0	$ 356.4

All available-for-sale securities have been classified as current, based on management's intent and ability to use the funds in current operations.

Note 6. Fair Value Measurements

We determine fair value based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value assumes that the transaction to sell the asset or transfer the liability occurs in the principal or most advantageous market for the asset or liability and establishes that the fair value of an asset or liability shall be determined based on the assumptions that market participants would use in pricing the asset or liability. The classification of a financial asset or liability within the hierarchy is based on the lowest level input that is significant to the fair value measurement. The fair value hierarchy prioritizes the inputs into three levels that may be used to measure fair value:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3: Inputs are unobservable inputs based on our assumptions.

The fair value of our Level 1 financial instruments, such as money market funds and U.S. Treasury securities, which are traded in active markets, is based on quoted market prices for identical instruments. The fair value of our Level 2 fixed income securities is obtained from an independent pricing service, which may use quoted market prices for identical or comparable instruments or model driven valuations using observable market data or inputs corroborated by observable market data. Our marketable securities are held by custodians who obtain investment prices from a third-party pricing provider that incorporates standard inputs in various asset price models. Our procedures include controls to ensure that appropriate fair values are recorded, including comparing the fair values obtained from our pricing service against fair values obtained from another independent source.

Our pension assets consist of multiple institutional funds ("pension funds") of which the fair values are based on the quoted prices of the underlying funds. Pension funds are primarily classified as Level 2 assets since such funds are not directly traded in active markets. Refer to "Note 15. Employee Retirement Plans."

Financial assets measured at fair value on a recurring basis are summarized below (*in millions*):

	Level 1	Level 2	Level 3	Total
June 27, 2026 (1)				
Assets:				
Cash equivalents:				
Certificate of deposit	$ 131.8	$ —	$ —	$ 131.8
Commercial paper	—	14.5	—	14.5
Money market funds	1,261.3	—	—	1,261.3
Short-term investments:				
Commercial paper	—	54.5	—	54.5
Asset-backed securities				—
Corporate debt securities	—	349.6	—	349.6
U.S. Agency securities	—	154.3	—	154.3
U.S. Treasury securities	136.5	—	—	136.5
Total assets	$ 1,529.6	$ 572.9	$ —	$ 2,102.5

(1) Excludes $635.9 million in cash held in our bank accounts as of June 27, 2026.

	Level 1	Level 2	Level 3	Total
June 28, 2025 (1)				
Assets:				
Cash equivalents:				
Commercial paper	$ —	$ 2.5	$ —	$ 2.5
Money market funds	161.7	$ —	$ —	161.7
U.S. Treasury securities	7.0	—	—	7.0
Short-term investments:				
Commercial paper	—	2.7	—	2.7
Corporate debt securities	—	211.1	—	211.1
U.S. Agency securities	—	67.7	—	67.7
U.S. Treasury securities	74.9	—	—	74.9
Total assets	$ 243.6	$ 284.0	$ —	$ 527.6

(1) Excludes $349.5 million in cash held in our bank accounts as of June 28, 2025.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

We report our financial instruments at fair value with the exception of the convertible notes and term loans, see “Note 10. Debt”. The estimated fair value of the convertible notes was determined based on the trading price of the convertible notes as of the last day of trading for the period. We consider the fair value of the convertible notes to be a Level 2 measurement as they are not actively traded in markets.

The carrying amounts and estimated fair values of our convertible notes are as follows for the periods presented (*in millions*):

	June 27, 2026		June 28, 2025	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
2032 Notes	$ 1,256.1	$ 5,411.1	$ —	$ —
2029 Notes	54.7	640.2	600.2	925.5
2028 Notes	179.1	1,108.7	857.7	890.2
2026 Notes	54.7	447.2	1,048.3	1,233.3
	$ 1,544.6	$ 7,607.2	$ 2,506.2	$ 3,049.0

As of June 27, 2026, the carrying value of our Japan term loans in aggregate was $92.8 million compared to the fair value of approximately $91.6 million.

As of June 27, 2026, the fair value of our capped call options is approximately $200.0 million.

Assets Measured at Fair Value on a Non-Recurring Basis

We periodically review our intangible and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. If not recoverable, an impairment loss would be calculated based on the excess of the carrying amount over the fair value.

Management utilizes various valuation methods, including an income approach, a market approach and a cost approach, to estimate the fair value of intangibles and other long-lived assets. During the annual impairment testing performed in the fourth quarter of fiscal year 2026, we concluded that there was no impairment of our intangible and other long-lived assets. We review our intangible and other long-lived assets for impairment at least annually in the fourth quarter of each fiscal year, absent any interim indicators of impairment. During the twelve months ended June 27, 2026, we recorded $12.4 million in impairment charges to write-down certain assets held for sale to fair value less cost to sell in our consolidated statements of operations. There were no other indicators of impairment during the twelve months ended June 27, 2026.

Note 7. Balance Sheet Details

Allowance for current expected credit losses

We did not have any allowance for credit losses other than our allowance for uncollectible accounts receivable. As of June 27, 2026 and June 28, 2025, the allowance for credit losses on our trade receivables were $3.5 million and $3.5 million, respectively.

Inventories

The components of inventories were as follows (*in millions*):

	June 27, 2026	June 28, 2025
Raw materials and purchased parts	$ 370.2	$ 253.2
Work in process	232.4	159.1
Finished goods	89.0	57.8
Inventories	$ 691.6	$ 470.1

Property, plant and equipment, net

The components of property, plant and equipment, net were as follows (*in millions*):

	June 27, 2026	June 28, 2025
Land	$ 92.1	$ 108.6
Buildings and improvement	295.3	270.4
Machinery and equipment	1,141.6	848.8
Computer equipment and software	42.1	39.1
Furniture and fixtures	13.1	14.7
Leasehold improvements	53.1	45.9
Construction in progress	377.4	152.3
	2,014.7	1,479.8
Less: Accumulated depreciation	(855.6)	(753.4)
Property, plant and equipment, net	$ 1,159.1	$ 726.4

Our construction in progress primarily includes building and improvements and machinery and equipment that we expect to place in service in the next 12 months.

In connection with our acquisition of a business in March 2026, we recorded approximately $39.5 million of property, plant and equipment in our consolidated balance sheets. Refer to “Note 4. Business Combination” for details.

In March 2026, we completed the sale of two commercial real estate properties located in San Jose, California. The properties consist of commercial buildings used by us for office, research and development and manufacturing support activities. The agreement provided for a cash purchase price of $43.0 million and included a short-term rental arrangement under which we occupied the properties through July 2026. We recorded a loss on sale of $7.7 million during the year ended June 27, 2026, which is included in the selling, general and administrative expenses in our consolidated statements of operations.

In addition, in connection with the sale of our Brazilian entities, we recorded a gain on sale of approximately $1.6 million recorded in selling, general and administrative expenses in our consolidated statements of operations during the year ended June 27, 2026.

In December 2024, we entered into an agreement to sell our assets in an entity in Shenzhen, China. In March 2025, we completed the sale and received net proceeds of $47.8 million, which was net of cash of $17.6 million and direct selling costs of $1.1 million. The net assets sold consisted primarily of building, building improvements and land rights as of December 17, 2024 with a net carrying value of $12.9 million, and were used for manufacturing and research and development activities. As a result, we recognized a gain on sale of facility of $34.9 million, which was recorded in our consolidated statements of operations for the year ended June 28, 2025. We paid $4.4 million of withholding taxes on this sale transaction, which is recorded as part of the income tax provision for the year ended June 28, 2025. We also incurred $0.7 million of indirect selling expenses related to this transaction, which was recorded as part of selling, general and administrative expenses in our consolidated statements of operations for the year ended June 28, 2025.

In July 2024, we purchased the land and building of our wafer fabrication facility located in Sagamihara, Japan for a total transaction price of $42.2 million including $1.3 million of incremental direct costs for fees paid to third parties that were capitalized. We also recorded a $16.3 million increase in the carrying value of buildings purchased related to the termination of leases for the purchased building. The total carrying value of assets purchased was $58.5 million at the purchase date, of which $33.4 million was allocated to the land and $25.1 million to the building.

During fiscal years 2026, 2025 and 2024, we recorded depreciation expense of $128.8 million, $104.3 million, and $110.6 million, respectively.

Operating lease right-of-use assets, net

Operating lease right-of-use assets, net were as follows (*in millions*):

	June 27, 2026	June 28, 2025
Operating lease right-of-use assets	$ 59.3	$ 54.4
Less: accumulated amortization	(30.1)	(26.5)
Operating lease right-of-use assets, net	$ 29.2	$ 27.9

In connection with our integration efforts to consolidate our sites, we recorded restructuring charges for various sites and reduced our operating lease right-of-use assets by $7.8 million during the year ended June 28, 2025.

In connection with the purchase of land and building in Sagamihara, Japan in July 2024, we terminated our leases for the related facilities and recorded a $16.3 million increase in the carrying value of building purchased, as a result of derecognizing $32.0 million of net operating lease right-of-use asset, $1.6 million of operating lease liabilities, current, and $14.1 million of operating lease liabilities, non-current.

Other current liabilities

The components of other current liabilities were as follows *(in millions)*:

	June 27, 2026	June 28, 2025
Restructuring and related accrual (1)	$ 2.4	$ 2.5
Warranty reserve (2)	24.7	14.4
Deferred revenue and customer deposits (4)	15.4	0.7
Income tax payable (3)	38.3	29.1
Other current liabilities	10.7	6.4
Other current liabilities	$ 91.5	$ 53.1

(1) Refer to "Note 12. Restructuring and Related Charges."

(2) Refer to "Note 16. Commitments and Contingencies."

(3) Refer to "Note 13. Income Taxes."

(4) Refer to "Note 18. Revenue Recognition."

Other non-current liabilities

The components of other non-current liabilities were as follows (*in millions*):

	June 27, 2026	June 28, 2025
Asset retirement obligation	$ 9.0	$ 7.1
Pension and related accrual (1)	7.2	9.7
Unrecognized tax benefit (2)	67.2	55.6
Other non-current liabilities (2)	31.8	25.4
Other non-current liabilities	$ 115.2	$ 97.8

(1) We have defined benefit pension plans in Japan, Switzerland, and Thailand. Pension and related accrual of $7.2 million as of June 27, 2026 relates to $7.9 million of non-current portion of benefit obligation, offset by $0.7 million of funding for the pension plan in Switzerland. Pension and related accrual of $9.7 million as of June 28, 2025 relates to $11.0 million of non-current portion of benefit obligation, offset by $1.3 million of funding for the pension plan in Switzerland. We typically re-evaluate the assumptions related to the fair value of our defined benefit obligations annually in the fiscal fourth quarter and make any updates as necessary. Refer to "Note 15. Employee Retirement Plans".

(2) We have reclassified a $21.4 million unrecognized tax position to other non-current liabilities during the year ended June 28, 2025 for an indemnification liability related to the sale of certain assets. This did not impact our results of operations for the year ended June 28, 2025.

Note 8. Leases

We lease certain real and personal property from unrelated third parties under non-cancellable operating leases that expire at various dates through fiscal year 2033. These operating leases are primarily for administrative offices, research and development and manufacturing facilities, as well as sales offices in various countries around the world. Certain leases require us to pay property taxes, insurance and routine maintenance, and include escalation clauses. Many leases include one or more options to renew. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

As of June 27, 2026, we sublease a portion of our offices in Canada and China. These subleases will expire at various dates through fiscal year 2029.

The components of lease costs, lease term, and discount rate are as follows (*in millions, except for weighted average data*):

	June 27, 2026	June 28, 2025	June 29, 2024
Operating lease cost	$ 13.4	$ 13.3	$ 16.8
Short-term and variable lease cost	3.7	3.5	4.6
Sublease income	(0.8)	(0.8)	(2.0)
Total lease cost	$ 16.3	$ 16.0	$ 19.4
Weighted average remaining lease term (*in years*):			
Operating leases	2.9	3.3	5.2
Weighted average discount rate (*in percentages*):			
Operating leases	3.8 %	3.8 %	3.5 %

As of June 27, 2026, maturities of our operating lease liabilities, which do not include short-term leases and variable lease payments, were as follows (*in millions*):

Fiscal Years	Operating Leases (1)
2027	$ 14.6
2028	11.1
2029	7.6
2030	1.5
2031	0.7
Thereafter	0.5
Total minimum lease payments	36.0
Less: amount representing interest	(2.2)
Present value of total lease liabilities	$ 33.8

(1) We anticipate receiving approximately $0.8 million in sublease income for fiscal year 2027, which is not included in the table above.

Note 9. Goodwill and Other Intangible Assets

Goodwill

The following table presents our goodwill balances as of June 27, 2026 and June 28, 2025 (*in millions)*:

		Amount
Balances as of June 29, 2024	$	1,055.8
Acquisition of Cloud Light [(1)]		5.1
Balances as of June 28, 2025	$	1,060.9
Acquisition of a business [(2)]	$	8.4
Balances as of June 27, 2026	$	1,069.3

(1) During the year ended June 28, 2025, prior to the end of the measurement period, we adjusted the purchase price allocation related to our Cloud Light acquisition and recorded a $5.1 million increase to goodwill. The primary adjustment to the opening balance sheet relates to income tax liabilities which were not known in previous periods.

(2) On March 17, 2026, we acquired a manufacturing facility in Greensboro, North Carolina for $38.0 million in cash from a third party. The acquired business mainly included land and building, machinery and equipment, and an assembled workforce, offset by the liabilities assumed. The goodwill of $8.4 million arising from this acquisition has been attributed to the value of the assembled workforce and the strategic benefits associated with acquiring an operational fabrication facility to expand our capacity. Refer to “Note 4. Business Combination” for details.

Impairment of Goodwill

During the third quarter of fiscal year 2026, we completed a reorganization of our business units, which resulted in changes to our reporting unit structure. As a result of this reorganization, we performed an interim qualitative assessment of goodwill for our reporting units. In performing the assessment, we evaluated relevant events and circumstances, including changes in the composition of reporting units, financial performance, and other entity-specific and macroeconomic factors. Based on this assessment along with a qualitative assessment done in the fourth quarter of fiscal year 2026, it was not more likely than not that the fair value of any of our reporting units was less than its carrying value; as such, our annual qualitative assessment did not indicate that a more detailed quantitative analysis was necessary. Accordingly, no goodwill impairment charge was recognized during fiscal year 2026.

Other Intangibles

Our intangible assets are amortized on a straight-line basis over the estimated useful lives, except for certain customer relationships, which are amortized using an accelerated method of amortization over the expected customer lives, more accurately reflecting the pattern of realization of economic benefits we expect to derive. Acquired developed technologies are amortized to cost of sales and research and development expenses. Acquired customer relationships are amortized to selling, general and administrative expenses in the consolidated statement of operations.

IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, the IPR&D is reclassified to an amortizable purchased intangible asset and amortized over the asset’s estimated useful life.

During the annual impairment testing performed in the fourth quarter of each year presented, we concluded that our intangible and other long-lived assets were not impaired at the asset group level. We review our intangible and other long-lived assets for impairment at least annually in the fourth quarter of each fiscal year, absent any interim indicators of impairment. Other than the write-off of IPR&D intangible asset discussed below, there were no other indicators of impairment at the asset group level during the years ended June 27, 2026 and June 28, 2025.

The following tables present details of all of our intangibles as of the periods presented (*in millions, except for weighted average remaining amortization period*):

June 27, 2026	Gross Carrying Amounts	Accumulated Amortization	Net Carrying Amounts	Weighted average remaining amortization period (years)
Acquired developed technologies	$ 828.4	$ (638.7)	$ 189.7	3.5
Customer relationships	419.5	(282.3)	137.2	3.4
Order backlog	14.0	(14.0)	—	—
Trade name and trademarks	3.0	(3.0)	—	—
Total intangible assets	$ 1,264.9	$ (938.0)	$ 326.9	

During the year ended June 27, 2026, we recorded a $2.5 million write-off of IPR&D intangible asset for project we will no longer pursue, which was from the NeoPhotonics acquisition. We recognized this charge as research and development expense in our consolidated statements of operations during the year ended June 27, 2026.

June 28, 2025	Gross Carrying Amounts	Accumulated Amortization	Net Carrying Amounts	Weighted average remaining amortization period (years)
Acquired developed technologies	$ 822.4	$ (559.0)	$ 263.4	4.1
Customer relationships	419.8	(226.6)	193.2	4.1
In-process research and development	8.5	—	8.5	n/a
Order backlog	14.0	(14.0)	—	—
Trade name and trademarks	3.0	(3.0)	—	—
Total intangible assets	$ 1,267.7	$ (802.6)	$ 465.1	

During the year ended June 28, 2025, we reclassified $4.3 million of IPR&D intangible assets acquired from Cloud Light to acquired developed technologies for IPR&D projects that were completed during the period and recorded $0.2 million of related amortization expense in our consolidated statements of operations during the year ended June 28, 2025.

During the year ended June 28, 2025, we recorded a $2.7 million write-off of IPR&D intangible assets for projects we will no longer pursue, which includes $2.0 million from the NeoPhotonics acquisition and $0.6 million from the Cloud Light acquisition. We recognized this charge as research and development expense in our consolidated statements of operations during the year ended June 28, 2025.

During fiscal years 2026, 2025 and 2024, we recorded $135.7 million, $149.7 million and $150.6 million, respectively, of amortization related to intangibles assets.

The following table presents details of amortization for the periods presented (*in millions*):

	Years ended		
	June 27, 2026	June 28, 2025	June 29, 2024
Cost of sales	$ 77.6	$ 82.2	$ 83.9
Selling, general and administrative	56.4	65.9	65.2
Research and development	1.7	1.6	1.5
Total amortization of intangibles	$ 135.7	$ 149.7	$ 150.6

Based on the carrying amount of our intangible assets as of June 27, 2026, and assuming no future impairment of the underlying assets, the estimated future amortization is as follows *(in millions):*

Fiscal Years	
2027	$ 123.5
2028	83.0
2029	52.6
2030	46.5
2031	20.0
Thereafter	1.3
Total	$ 326.9

Note 10. Debt

Our debt consists of the following:

	June 27, 2026			June 28, 2025		
	Short-term	Long-term	Total	Short-term	Long-term	Total
Convertible notes [1]	$ 1,544.6	$ —	$ 1,544.6	$ —	$ 2,506.2	$ 2,506.2
Term loans	52.3	40.5	92.8	10.6	56.4	67.0
Total	$ 1,596.9	$ 40.5	$ 1,637.4	$ 10.6	$ 2,562.6	$ 2,573.2

[1] Since the closing price of our stock was at least 130% of the applicable conversion price for each series of Notes for 20 of the last 30 trading days of our fiscal year 2026, all of our Notes remain convertible at the option of the holders during the first quarter of fiscal year 2027. The outstanding Notes are recorded as current portion of long-term debt, which is presented as current liabilities in our consolidated balance sheets as of June 27, 2026, net of unamortized debt issuance costs. If the Notes are converted by holders, we are required to satisfy our conversion obligations with respect to each series of converted Notes by paying cash equal to the principal amounts of such series of converted Notes and paying or delivering, as the case may be, cash, shares of common stock, or a combination of cash and shares of common stock, at our election, with respect to any conversion value in excess thereof. The outstanding Notes as of June 28, 2025 are recorded as long-term debt, which is presented as non-current liabilities in our consolidated balance sheets, net of unamortized debt issuance costs.

The table below summarizes the applicable conversion price and the equivalent 130% of the conversion price of each series of Notes (*per share amount*):

	Conversion Price	130% of Conversion Price
2032 Notes	$ 187.77	$ 244.10
2029 Notes	69.54	90.40
2028 Notes	131.03	170.34
2026 Notes	99.29	129.08

The table below summarizes activities related to the aggregate principal amount of our convertible notes during the twelve months ended June 27, 2026 (*in millions*):

	June 28, 2025	Debt Issuance [(1)]	Debt Conversions [(2)]	Debt Equitizations [(3)]	Debt Inducement [(4)]	June 27, 2026
2026 Notes	$ 1,050.0	$ —	$ (149.3)	$ (264.8)	$ (581.1)	$ 54.8
2028 Notes	861.0	—	(31.0)	(650.4)	—	179.6
2029 Notes	603.7	—	(339.1)	(209.7)	—	54.9
2032 Notes	—	1,265.0	—	—	—	1,265.0
	$ 2,514.7	$ 1,265.0	$ (519.4)	$ (1,124.9)	$ (581.1)	$ 1,554.3

(1) Refer to "2032 Notes" discussion below.

(2) Refer to "Debt Conversions" discussion below.

(3) Refer to "Debt Equitizations" discussion below.

(4) Refer to "Debt Inducement" discussion below.

Debt Conversions

As of August 14, 2026, we have received early conversion requests totaling $757.8 million aggregate principal amount of the Notes (or the "Converted Notes"), which principal amount will be settled in cash and the conversion value in excess thereof will be settled in cash, shares of common stock, or a combination cash and shares of common stock, at our election, in accordance with Indenture governing the applicable series of Converted Notes. During the year ended June 27, 2026, the aggregate principal amount of the Converted Notes settled in cash was $519.4 million. We accounted for these conversions in accordance with ASC 470-20 Debt with Conversion and Other Options wherein the carrying amount of the Converted Notes, including any unamortized issuance costs, forfeited interest, and cash transferred are recognized in additional paid-in capital account to reflect the shares issued and no gain or loss is recognized.

Debt Equitizations

On April 7, 2026, we entered into privately negotiated exchange arrangements with certain holders of our 2026 Notes and 2029 Notes. Pursuant to these agreements, we issued an aggregate of approximately 5.7 million shares of our common stock in exchange for approximately $264.8 million and $209.7 million aggregate principal amount of the 2026 Notes and 2029 Notes, respectively, and the related conversion value in excess of the principal amounts thereof. The issuance of common stock in the exchange transactions resulted in incremental dilution of approximately 0.6 million shares of our common stock related to the aggregate principal amount.

On May 29, 2026, we entered into privately negotiated exchange arrangements with certain holders of our 2028 Notes. Pursuant to these agreements, we issued an aggregate of approximately 5.0 million shares of our common stock in exchange for approximately $650.4 million aggregate principal amount of the 2028 Notes, and the related conversion value in excess of the principal amounts thereof. The issuance of common stock in the exchange transactions resulted in incremental dilution of approximately 0.8 million shares of our common stock related to the aggregate principal amount.

We accounted for these debt equitizations in accordance with ASC 470-50 Debt Modifications and Extinguishment, wherein we recognized a loss on debt extinguishment of $7,756.6 million in our consolidated statements of operations for the year ended June 27, 2026. The loss consisted primarily of $7,755.1 million of conversion value in excess of principal amounts, $3.1 million of related transaction costs and $2.9 million of unamortized debt issuance costs. These amounts were partially offset by $2.9 million of forfeited interest and $1.6 million of negotiated exchange discount. For income tax purposes, substantially all of the loss was non-deductible, except for approximately $4.4 million primarily related to the write-off of unamortized debt issuance costs and certain interest-related amounts.

Debt Inducement

On September 8, 2025, concurrent with the issuance of the 2032 Notes, we used approximately $843.1 million of the net proceeds to repurchase $581.1 million aggregate principal amounts of the 2026 Notes. We also paid $0.7 million of the related accrued interest. We have adopted and applied ASU 2024-04, Debt with Conversion and Other Options: Induced Conversions of Convertible Debt Instruments. We determined that this transaction met the requirements for the settlement of debt as an induced conversion. Accordingly, we recorded $256.9 million, which represents the fair value increase in the fair value of the debt, as a reduction to additional paid-in capital within our consolidated balance sheets as of June 27, 2026, and recognized an inducement expense of $5.9 million in our consolidated statements of operations during the year ended June 27, 2026, which represents the excess of fair value of the total consideration over the fair value of securities issuable pursuant to the original conversion terms.

Convertible Notes

2032 Notes

On September 8, 2025, we issued $1,265.0 million in aggregate principal amounts of 0.375% Convertible Senior Notes due in 2032 ("2032 Notes") in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The 2032 Notes are governed by an indenture between us and U.S. Bank Trust Company, National Association, as trustee (the "2032 Indenture"). The 2032 Notes are unsecured, rank equally with all of our existing senior unsecured indebtedness, and do not contain any financial covenants, restrictions on dividends, incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by us.

The net proceeds from the sale of the 2032 Notes was approximately $1,254.7 million, after deducting $10.3 million of debt issuance costs. Concurrent with the issuance of the 2032 Notes, we used $843.1 million of the net proceeds to repurchase $581.1 million aggregate principal amounts of the 0.50% Convertible Senior Notes due in 2026 and $102.0 million of the net proceeds to pay the cost of the capped call transactions (the "2032 Capped Call Options"). We intend to use the remaining net proceeds for general corporate purposes, which may include the repayment or repurchase of our indebtedness, including any of our existing convertible notes, capital expenditures, working capital and potential acquisitions.

The 2032 Notes bear interest at a rate of 0.375% per year, payable semi-annually in arrears on March 15 and September 15 of each year. The 2032 Notes will mature on March 15, 2032, unless earlier redeemed, repurchased by us, or converted pursuant to their terms.

The initial conversion rate is 5.3257 shares of common stock per $1,000 principal amounts of the 2032 Notes (which is equivalent to an initial conversion price of approximately $187.77 per share). The conversion rate is subject to adjustment upon the occurrence of certain events specified in the 2032 Indenture but will not be adjusted for any accrued and unpaid interest. In addition, upon the occurrence of a make-whole fundamental change (as defined in the 2032 Indenture) or our issuance of a notice of redemption, we will, in certain circumstances, increase the conversion rate by a number of additional shares for a holder that elects to convert the 2032 Notes in connection with such make-whole fundamental change or notice of redemption.

Prior to the close of business on the business day immediately preceding December 15, 2031, holders of the 2032 Notes may convert their 2032 Notes only under the following circumstances:

- during any fiscal quarter (and only during such fiscal quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price of the 2032 Notes, or $244.10, on each applicable trading day;
- during the five consecutive business day period after any five consecutive trading day period (the "2032 measurement period") in which the trading price per $1,000 principal amounts of 2032 Notes for each trading day of the 2032 measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such trading day;
- if we call any or all of the 2032 Notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or
- upon the occurrence of specified corporate events as specified in the 2032 Indenture.

On or after December 15, 2031 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2032 Notes at any time. Upon conversion, we are required to satisfy our conversion obligation with respect to such converted 2032 Notes by paying cash equal to the principal amounts of such converted 2032 Notes and paying or delivering, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock, at our election, with respect to any conversion value in excess thereof, if any.

We may redeem for cash all or any portion of the 2032 Notes, at our option (subject to the partial redemption limitation set forth in the 2032 Indenture), on or after March 20, 2029, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading-day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amounts of the 2032 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2032 Notes. If we elect to redeem fewer than all of the outstanding 2032 Notes, at least $100.0 million aggregate principal amount of the 2032 Notes must be outstanding and not subject to redemption as of the redemption notice date. Upon the occurrence of a fundamental change (as defined in the 2032 Indenture), holders may require us to repurchase all or a portion of their 2032 Notes for cash at a price equal to 100% of the principal amount of the 2032 Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. Upon conversion, we are required to satisfy our conversion obligation with respect to such converted 2032 Notes by paying cash equal to the principal amounts of such converted 2032 Notes and paying or delivering, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock, at our election, with respect to any conversion value in excess thereof, if any.

As of August 14, 2026, we have not received any early conversion requests with respect to the 2032 Notes.

2032 Capped Call Options

In September 2025, in connection with the issuances of the 2032 Notes, we entered into privately negotiated capped call transactions (the “2032 Capped Call Options”) with certain financial institutions (the “2032 Capped Call Counterparties”). The 2032 Capped Call Options cover, subject to anti-dilution adjustments substantially similar to those applicable to the 2032 Notes, the number of shares of our common stock that initially underlie the 2032 Notes and are generally expected to reduce potential dilution to our common stock upon any conversion of 2032 Notes and/or offset any cash payments we would be required to make in excess of the principal amounts of converted 2032 Notes, as the case may be, with such reduction and/or offset subject to a cap. The cap price of the 2032 Capped Call Options was initially $268.24 per share, and is subject to certain adjustments under the terms of the 2032 Capped Call Options. If the market price per share of our common stock, as measured under the terms of the 2032 Capped Call Options, exceeds the cap price of the 2032 Capped Call Options, there would be dilution and/or there would not be an offset of any potential cash payments in excess of the principal amounts of converted 2032 Notes, in each case, to the extent that such market price exceeds the cap price of the 2032 Capped Call Options.

Each of the 2032 Capped Call Options was executed pursuant to a separate agreement entered into by us and each of the 2032 Capped Call Counterparties. The 2032 Capped Call Options are not part of the terms of the 2032 Notes and will not affect any holder’s rights under the 2032 Notes. Holders of the 2032 Notes will not have any rights with respect to the 2032 Capped Call Options. We concluded that the 2032 Capped Call Options met the criteria for equity classification because they were indexed to our common stock and we have the discretion to settle the 2032 Capped Call Options by us receiving shares or cash subsequent to March 20, 2029. As a result, the $102.0 million amount paid was recorded as a reduction to additional paid-in capital within our consolidated balance sheets as of June 27, 2026, along with the offsetting associated current tax impact.

We made a tax election to integrate the 2032 Notes and the 2032 Capped Call Options for federal income tax purposes pursuant to applicable U.S. Treasury Regulations. Accordingly, the $102.0 million gross cost of the purchased 2032 Capped Call Options will be deductible for income tax purposes as original issue discount interest over the term of the 2032 Notes. At inception, we recorded a deferred tax asset. During the interim periods of fiscal year 2026, the deferred tax asset was fully offset by a valuation allowance, resulting in no net impact to additional paid-in capital. Based on our year-end assessment of the realizability of our U.S. deferred tax assets, we concluded that the current-year deferred tax asset attributable to the 2032 Capped Call Options was more likely than not realizable. Accordingly, as of June 27, 2026, the deferred tax asset was recognized without a valuation allowance, and the corresponding $25.0 million deferred tax benefit was recorded as an increase to additional paid-in capital, consistent with the accounting for the underlying equity transaction.

2029 Notes

On June 16, 2023, we issued $603.7 million in aggregate principal amount of 2029 Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The 2029 Notes are governed by an indenture between us and U.S. Bank Trust Company National Association, (as successor in interest to U.S. Bank National Association), as a trustee (the “2029 Indenture”). The 2029 Notes are unsecured, rank equally with all of our existing senior unsecured indebtedness, and do not contain any financial covenants, restrictions on dividends, incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by us.

The 2029 Notes bear interest at a rate of 1.50% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2023. The 2029 Notes will mature on December 15, 2029, unless earlier redeemed, repurchased by us, or converted pursuant to their terms.

The initial conversion rate is 14.3808 shares of common stock per $1,000 principal amount of the 2029 Notes (which is equivalent to an initial conversion price of approximately $69.54 per share). The conversion rate is subject to adjustment upon the occurrence of certain events specified in the 2029 Indenture, but will not be adjusted for accrued and unpaid interest. In addition, upon the occurrence of a make-whole fundamental change or our issuance of a notice of redemption, we will, in certain circumstances, increase the conversion rate by a number of additional shares for a holder that elects to convert the 2029 Notes in connection with such make-whole fundamental change or notice of redemption.

Prior to the close of business on the business day immediately preceding September 15, 2029, holders of the 2029 Notes may convert their 2029 Notes only under the following circumstances:

- during any fiscal quarter commencing after September 30, 2023 (and only during such fiscal quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% if the applicable conversion price, or $90.40, on each applicable trading day;
- during the five consecutive business day period after any five consecutive trading day period (the “2029 measurement period”) in which the trading price per $1,000 principal amount of 2029 Notes for each trading day of the 2029 measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such trading day;
- if we call any or all of the 2029 Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the redemption date; or
- upon the occurrence of specified corporate events as specified in the 2029 Indenture.

On or after September 15, 2029 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2029 Notes at any time. Following our irrevocable settlement method election made on September 25, 2024, upon conversion, we are required to satisfy our conversion obligation with respect to such converted 2029 Notes by delivering cash equal to the principal amount of such converted 2029 Notes and cash, shares of common stock or a combination of cash and shares of common stock, at our election, with respect to any conversion value in excess thereof.

We may redeem for cash all or any portion of the 2029 Notes, at our option (subject to the partial redemption limitation set forth in the 2029 Indenture), on or after June 22, 2026, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading-day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the 2029 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2029 Notes. If we elect to redeem fewer than all of the outstanding 2029 Notes, at least $100.0 million aggregate principal amount of the 2029 Notes must be outstanding and not subject to redemption as of the redemption notice date. Upon the occurrence of a fundamental change (as defined in the 2029 Indenture), holders may require us to repurchase all or a portion of their 2029 Notes for cash at a price equal to 100% of the principal amount of the 2029 Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Refer to debt conversions and equitizations discussions above for further details.

2028 Notes

In March 2022, we issued $861.0 million in aggregate principal amount of 2028 Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The 2028 Notes are governed by an indenture between us and U.S. Bank Trust Company National Association (as successor in interest to U.S. Bank National Association), as a trustee (the “2028 Indenture”). The 2028 Notes are unsecured, rank equally with all of our existing senior unsecured indebtedness, and do not contain any financial covenants, restrictions on dividends, incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by us.

The 2028 Notes bear interest at a rate of 0.50% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2022. The 2028 Notes will mature on June 15, 2028, unless earlier redeemed, repurchased by us, or converted pursuant to their terms.

The initial conversion rate is 7.6319 shares of common stock per $1,000 principal amount of the 2028 Notes (which is equivalent to an initial conversion price of approximately $131.03 per share). The conversion rate is subject to adjustment upon the occurrence of certain events specified in the 2028 Indenture, but will not be adjusted for accrued and unpaid interest. In addition, upon the occurrence of a make-whole fundamental change or our issuance of a notice of redemption, we will, in certain circumstances, increase the conversion rate by a number of additional shares for a holder that elects to convert the 2028 Notes in connection with such make-whole fundamental change or notice of redemption.

Prior to the close of business on the business day immediately preceding March 15, 2028, holders of the 2028 Notes may convert their 2028 Notes only under the following circumstances:

- during any fiscal quarter (and only during such fiscal quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% if the applicable conversion price, or $170.34 on each applicable trading day;
- during the five consecutive business day period after any five consecutive trading day period (the “2028 measurement period”) in which the trading price per $1,000 principal amount of the 2028 Notes for each trading day of the 2028 measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such trading day;
- if we call any or all of the 2028 Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the redemption date; or
- upon the occurrence of specified corporate events as specified in the 2028 Indenture.

On or after March 15, 2028 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2028 Notes at any time. Following our irrevocable settlement method election made on September 25, 2024, upon conversion, we are required to satisfy our conversion obligation with respect to such converted 2028 Notes by delivering cash equal to the principal amount of such converted 2028 Notes and cash, shares of common stock or a combination of cash and shares of common stock, at our election, with respect to any conversion value in excess thereof.

We may redeem for cash all or any portion of the 2028 Notes, at our option (subject to the partial redemption limitation set forth in the 2028 Indenture), on or after June 20, 2025, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading-day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the 2028 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2028 Notes. If we elect to redeem fewer than all of the outstanding 2028 Notes, at least $100.0 million aggregate principal amount of the 2028 Notes must be outstanding and not subject to redemption as of the redemption notice date. Upon the occurrence of a fundamental change (as defined in the 2028 Indenture), holders may require us to repurchase all or a portion of their 2028 Notes for cash at a price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

We initially bifurcated the principal amount of the 2028 Notes into liability and equity components. The liability component of the 2028 Notes was initially valued at $629.8 million based on the contractual cash flow discounted at an appropriate comparable market on the non-convertible debt borrowing rate at the date of issuance, which was 5.7%, with the equity component representing the residual amount of the proceeds of $231.2 million, which was recorded as a debt discount.

Upon adoption of ASU 2020-06 in the first quarter of fiscal year 2023, our 2028 Notes were accounted for as a single liability, net of unamortized debt issuance costs.

Refer to debt conversions and equitizations discussions above for further details.

2026 Notes

In December 2019, we issued $1,050.0 million in aggregate principal amount of the 2026 Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The 2026 Notes are governed by an indenture between us and U.S. Bank Trust Company National Association (as successor in interest to U.S. Bank National Association), as trustee (the “2026 Indenture”). We used approximately $196.0 million of the net proceeds of the offering to repay in full all amounts outstanding under our term loan facility, and a portion of the net proceeds of the offering to purchase approximately $200.0 million of our common stock concurrently with the pricing of the offering in privately negotiated transactions. The 2026 Notes are unsecured, rank equally with all of our existing senior unsecured indebtedness, and do not contain any financial covenants, restrictions on dividends, the incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by us.

The 2026 Notes bear interest at a rate of 0.50% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2020. The 2026 Notes will mature on December 15, 2026, unless earlier redeemed, repurchased by us, or converted pursuant to their terms.

The initial conversion rate is 10.0711 shares of common stock per $1,000 principal amount of the 2026 Notes (which is equivalent to an initial conversion price of approximately $99.29 per share). The conversion rate is subject to adjustment upon the occurrence of certain events specified in the 2026 Indenture, but will not be adjusted for accrued and unpaid interest. In addition, upon the occurrence of a make-whole fundamental change or our issuance of a notice of redemption, we will, in certain circumstances, increase the conversion rate by a number of additional shares set forth in the 2026 Indenture or a holder that elects to convert the 2026 Notes in connection with such make-whole fundamental change or notice of redemption.

Prior to the close of business on the business day immediately preceding September 15, 2026, holders of the 2026 Notes may convert their 2026 Notes only under the following circumstances:

- during any fiscal quarter (and only during such fiscal quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price of the 2026 Notes, or $129.08 on each applicable trading day;
- during the five business day period after any five consecutive trading day period (the "2026 measurement period") in which the trading price per $1,000 principal amount of the 2026 Notes for each trading day of the 2026 measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate for the 2026 Notes on each such trading day;
- if we call any or all of the 2026 Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the relevant redemption date; or
- upon the occurrence of specified corporate events as specified in the 2026 Indenture.

On or after September 15, 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert the 2026 Notes at any time. Following our entry into the First Supplemental Indenture, dated as of September 25, 2024, to the 2026 Indenture, upon conversion, we are required to satisfy our conversion obligation with respect to such converted 2026 Notes by delivering cash equal to the principal amount of such converted 2026 Notes and cash, shares of common stock or a combination of cash and shares of common stock, at our election, with respect to any conversion value in excess thereof.

We may redeem for cash, for all or any portion of the 2026 Notes, at our option, on or after December 20, 2023, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading-day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide a notice of redemption at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2026 Notes. Upon the occurrence of a fundamental change (as defined in the 2026 Indenture), holders may require us to repurchase all or a portion of the 2026 Notes for cash at a price equal to 100% of the principal amount of the 2026 Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

We initially bifurcated the principal amount of the 2026 Notes into liability and equity components. The liability component of the 2026 Notes was valued at $734.8 million based on the contractual cash flows discounted at an appropriate comparable market non-convertible debt borrowing rate at the date of issuance of 5.8% with the equity component representing the residual amount of the proceeds of $315.2 million, which was recorded as a debt discount. Upon adoption of ASU 2020-06 in the first quarter of fiscal year 2023, our 2026 Notes were accounted for as a single liability, net of unamortized debt issuance costs.

Refer to debt inducement, conversions, and equitizations discussions above for further details.

Our convertible notes consisted of the following components as of the periods presented (*in millions*):

June 27, 2026	**2026 Notes**	**2028 Notes**	**2029 Notes**	**2032 Notes**	**Total**
Principal	$ 54.8	$ 179.6	$ 54.9	$ 1,265.0	$ 1,554.3
Unamortized debt discount and debt issuance costs	(0.1)	(0.5)	(0.2)	(8.9)	(9.7)
Net carrying amount of the liability component	$ 54.7	$ 179.1	$ 54.7	$ 1,256.1	$ 1,544.6

June 28, 2025	**2026 Notes**	**2028 Notes**	**2029 Notes**	**2032 Notes**	**Total**
Principal	$ 1,050.0	$ 861.0	$ 603.7	$ —	$ 2,514.7
Unamortized debt discount and debt issuance costs	(1.7)	(3.3)	(3.5)	—	$ (8.5)
Net carrying amount of the liability component	$ 1,048.3	$ 857.7	$ 600.2	$ —	$ 2,506.2

The following table sets forth interest expense information related to our convertible notes for the periods presented *(in millions)*:

	June 27, 2026	**June 28, 2025**	**June 29, 2024**
Contractual interest expense	$ 16.9	$ 18.6	$ 19.2
Amortization of the debt discount and debt issuance costs	3.5	3.0	14.6
Total interest expense	$ 20.4	$ 21.6	$ 33.8

The future principal and interest payments related to our convertible notes are as follows as of June 27, 2026 *(in millions)*:

Fiscal Years	**2026 Notes**	**2028 Notes**	**2029 Notes**	**2032 Notes**	**Total**
2027	$ 54.8	$ 0.3	$ 0.4	$ 4.7	$ 60.2
2028	—	179.9	0.4	4.8	185.1
2029	—	—	0.5	4.7	5.2
2030	—	—	55.1	4.8	59.9
2031	—	—	—	4.7	4.7
Thereafter	—	—	—	1,269.8	1,269.8
Total payments	$ 54.8	$ 180.2	$ 56.4	$ 1,293.5	$ 1,584.9

The principal balances of our convertible notes are reflected in the payment periods in the table above based on their respective contractual maturities.

Term Loans

SMBC Term Loan

On August 9, 2024, we entered into a term loan agreement (the "SMBC 2029 Term Loan") with Sumitomo Mitsui Banking Corporation ("SMBC"). The SMBC 2029 Term Loan provides an aggregate principal amount of 6.4 billion Japanese yen ("JPY"). The loan requires monthly principal payments of approximately 53.3 million JPY, from August 31, 2024 to June 30, 2029 and interest based on a fixed annual interest rate of 0.88%, with the remaining principal of approximately 3.3 billion JPY due on the loan maturity date of July 31, 2029. Under the loan agreement, we cannot prepay the outstanding loan without SMBC's approval. In the event we prepay the outstanding loan with SMBC's approval, we shall pay SMBC a settlement amount calculated pursuant to the terms of the loan agreement. The SMBC 2029 Term Loan is secured by the real estate owned in Sagamihara, Japan.

On December 18, 2025, we entered into another term loan agreement (the "SMBC 2026 Term Loan") with SMBC. The SMBC 2026 Term Loan provides an aggregate principal amount of 7.5 billion JPY. The loan requires monthly principal payments of 125.0 million JPY and interest based on a fixed annual interest rate of 1.44%, with the remaining principal of approximately 6.1 billion JPY due on the loan maturity date of December 19, 2026, subject to repayment pitch of 60 months. Under the loan agreement, we cannot prepay the outstanding loan without SMBC's approval. In the event we prepay the outstanding loan with SMBC's approval, we shall pay SMBC a settlement amount calculated pursuant to the terms of the loan agreement. The SMBC 2026 Term Loan is secured by the real estate owned in Sagamihara, Japan.

The SMBC 2029 Term Loan and the SMBC 2026 Term Loan are collectively referred to as SMBC Term Loans. We have maintained a debt service coverage ratio of at least 1.2 for our Japan entity for fiscal year 2026 and maintained a U.S. dollar deposit account with a balance, translated into JPY, equal to or greater than the outstanding principal amount of the SMBC 2026 Term Loan both in accordance with the terms of the SMBC term loan agreements.

As of June 27, 2026, we had $74.8 million in principal amount outstanding on our SMBC Term Loans, of which the short-term portion of $46.8 million is recorded as current liabilities while the long-term portion of $28.0 million is recorded as long-term debt in our consolidated balance sheets.

Mizuho Term Loan

On September 20, 2024, we entered into a term loan agreement (the "Mizuho Term Loan") with Mizuho Bank, Ltd. ("Mizuho"), in order to finance our planned manufacturing expansions. The Mizuho Term Loan provides for borrowings of 4.5 billion JPY with a 5-year term from the funding date of September 20, 2024. The loan requires quarterly principal payments of approximately 225.0 million JPY commencing on December 20, 2024 with the final payment on September 20, 2029. The Mizuho Term Loan bears interest at a fixed annual rate of 0.90%. The Mizuho Term Loan is secured by the real estate assets owned by NeoPhotonics Semiconductor GK. The Mizuho Term Loan agreement requires that we and certain domestic subsidiaries comply with covenants relating to customary matters, including obtaining approval from Mizuho prior to transferring, creating a security interest, or disposing of the collateral assets; obtaining approval from Mizuho prior to a business transfer, business acquisition, corporate reorganization or changes such as mergers, company splits, share exchanges or share transfers or capital structure changes; obtaining approval from Mizuho prior to changing our indirect ownership in Lumentum Japan, Inc; and obtaining approval from Mizuho prior to a distribution of dividends by Lumentum Japan, Inc. to its shareholders. In addition, under the Mizuho Term Loan, we maintain certain balance in U.S. dollar time and savings deposit accounts in accordance with the terms of the Mizuho Term Loan Agreement.

As of June 27, 2026, we had $18.0 million in principal amount outstanding on our Mizuho Term Loan, of which the short-term portion of $5.6 million is recorded as current liabilities while the long-term portion of $12.4 million is recorded as long-term debt in our consolidated balance sheets.

The SMBC Term Loans and the Mizuho Term Loan are collectively referred to as Japan Term Loans.

Revolving Credit Facility

On December 19, 2025, we entered into a credit agreement (the "Credit Agreement") with the lenders party thereto and Wells Fargo Bank, National Association, as administrative and collateral agent. The Credit Agreement provides for a senior secured revolving credit facility in an aggregate principal amount of $400.0 million, including a $23.0 million sublimit for the issuance of letters of credit. The Credit Agreement provides that we have the right at any time and from time to time to incur one or more incremental revolving commitments and/or incremental term loans up to an unlimited amount, subject to certain customary conditions precedent and other requirements. The proceeds of the loans under the Credit Agreement may be used for working capital and general corporate purposes.

Revolving loans under the Credit Agreement may be borrowed, repaid and reborrowed, without premium or penalty (subject to customary breakage costs), until their maturity date under the Credit Agreement, at which time all amounts borrowed must be repaid. Revolving loans under the Credit Agreement will mature on December 19, 2030, subject to earlier maturity on the date that is 91 days prior to the final scheduled maturity date of our existing outstanding convertible notes, if on such date, we are unable to satisfy certain liquidity and/or total net leverage requirements.

At our option, borrowings bear interest at either a base rate plus an applicable margin ranging from 0.50% to 1.50%, or a term Secured Overnight Financing Rate ("SOFR") plus a margin ranging from 1.50% to 2.50%, in each case with such margin based on our secured net leverage ratio, as determined in accordance with the terms of the Credit Agreement. Interest is payable quarterly in arrears with respect to borrowings bearing interest at the alternate base rate or on the last day of an interest period, but at least every three months, with respect to borrowings bearing interest at a term SOFR rate. We are required to pay to the Administrative Agent for the account of each Lender a commitment fee on a quarterly basis in an amount equal to 0.15% to 0.35% (depending on our secured net leverage ratio) of unused availability under the revolving facility. We are also obligated to pay other fees customary for revolving credit facilities of this size and type.

The Credit Agreement contains customary representations, warranties, affirmative and negative covenants, and events of default. The negative covenants include, among others, restrictions on liens, investments, indebtedness, fundamental changes, restricted payments, transactions with affiliates and prepayments of subordinated debt, all subject to certain exceptions. In addition, the Credit Agreement contains financial covenants, tested at the end of each fiscal quarter, requiring us to maintain a secured net leverage ratio of less than or equal to 3.25:1.00, subject to a 0.50:1.00 step-up for four fiscal quarters in connection with a material acquisition, and an interest coverage ratio of no less than 3.00:1.00.

The obligations under the Credit Agreement are required to be guaranteed by certain of our material domestic subsidiaries and are secured by substantially all of our and subsidiary guarantors assets, subject to customary exceptions.

As of June 27, 2026, there were no borrowings outstanding under the revolving credit facility.

We incurred financing costs of about $2.4 million in connection with the revolving credit facility, which was presented as other non-current assets in our consolidated balance sheets and are amortized to interest expense over the term of the facility. As of June 27, 2026, the remaining unamortized financing costs was about $2.2 million.

Note 11. Accumulated Other Comprehensive Income (Loss)

Our accumulated other comprehensive income (loss) consists of the accumulated net unrealized gains or losses on foreign currency translation adjustments, defined benefit obligations, and available-for-sale securities.

The changes in accumulated other comprehensive income (loss), net of tax, were as follows for the periods as presented (*in millions*):

	Foreign currency translation adjustments, net of tax [1]	Defined benefit obligations, net of tax [2]	Unrealized gain (loss) on available-for-sale securities, net of tax [3]	Total
Balances as of July 1, 2023	$ 10.4	$ (0.4)	$ (5.9)	$ 4.1
Other comprehensive income (loss)	(0.6)	1.1	4.7	5.2
Balances as of June 29, 2024	$ 9.8	$ 0.7	$ (1.2)	$ 9.3
Other comprehensive income (loss)	0.1	(2.3)	1.9	(0.3)
Balances as of June 28, 2025	$ 9.9	$ (1.6)	$ 0.7	$ 9.0
Other comprehensive income (loss)	(0.3)	3.0	(1.7)	1.0
Balances as of June 27, 2026	$ 9.6	$ 1.4	$ (1.0)	$ 10.0

[1] In fiscal year 2019, we established the functional currency for our worldwide operations as the U.S. dollar. Translation adjustments reported prior to fiscal year 2019 remain as a component of accumulated other comprehensive income in our consolidated balance sheets, until all or a part of the investment in the subsidiaries is sold or liquidated. In fiscal year 2023, we acquired IPG telecom transmission product lines. The functional currency of the Brazilian entities acquired as part of this acquisition was the local currency. In fiscal year 2026, we sold our Brazilian entities, and therefore, recognized the related accumulated translation adjustments to earnings.

[2] We evaluate the assumptions over the fair value of our defined benefit obligations annually and make changes as necessary. During fiscal years 2026, 2025 and 2024, our income (loss) on defined benefit obligations is presented net of tax of $0.6 million, nil, and $0.4 million, respectively.

[3] In fiscal years 2026, 2025 and 2024, our unrealized gain (loss) on available-for-sale securities is presented net of tax of $0.6 million, nil and $1.7 million, respectively.

Note 12. Restructuring and Related Charges

We have initiated various strategic restructuring actions primarily to reduce costs, consolidate our operations, rationalize the manufacturing of our products and align our business in response to market conditions and as a result of our acquisitions.

The following table summarizes the activities of restructuring and related charges during the periods presented (*in millions*):

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
Balance as of beginning of period	$ 2.5	$ 11.1	$ 5.0
Charges	11.4	22.8	72.6
Payments and other adjustments	(11.5)	(31.4)	(66.5)
Balance as of end of period	$ 2.4	$ 2.5	$ 11.1

During the year ended June 27, 2026, we recorded restructuring and related charges of $11.4 million, primarily related to reduction in forces during the period in order to enhance operational efficiency and realign our investments toward the most critical initiatives.

During the year ended June 28, 2025, we recorded restructuring and related charges of $22.8 million. This included $14.6 million of assets written off, including property, plant and equipment, right-of-use assets, prepayments and other current assets as well as charges for other contractual commitments associated with site closures, and $4.3 million of employee severance primarily due to efforts to consolidate our sites and focus on other market opportunities, including cloud and AI markets. In addition, we also recorded $3.0 million of charges related to the discontinuation of our in-house development of coherent Digital Signal Processors (“DSPs”) and Radio Frequency Integrated Circuits (“RFICs”).

During the year ended June 29, 2024, we recorded restructuring and related charges of $72.6 million. We discontinued our in-house development of coherent DSPs and RFICs. As a result, we recorded $35.8 million of restructuring and related charges during the fiscal fourth quarter of 2024, which includes $29.1 million write-off of IPR&D assets, as well as $6.7 million of contract exit costs and asset write-offs. The remaining $36.8 million of restructuring and related charges are primarily due to company-wide cost reduction initiatives, as well as our integration efforts to consolidate our manufacturing sites. We have shut down our factories in China which were acquired as part of the NeoPhotonics acquisition and are ramping up production of most of the related products at our Thailand facility.

Restructuring and related charges are presented in our consolidated statements of operations for the years ended June 27, 2026, June 28, 2025 and June 29, 2024.

Any changes in the estimates of executing our restructuring activities will be reflected in our future results of operations.

Note 13. Income Taxes

Our loss before income taxes consisted of the following (*in millions*):

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
Domestic	$ (8,018.7)	$ (174.4)	$ (219.6)
Foreign	845.9	2.3	(186.1)
Loss before income taxes	$ (7,172.8)	$ (172.1)	$ (405.7)

Our income tax (benefit) provision consisted of the following (*in millions*):

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
Federal:			
Current	$ 0.2	$ (8.4)	$ (10.6)
Deferred	(226.9)	—	124.0
	(226.7)	(8.4)	113.4
State:			
Current	1.4	1.8	1.3
Deferred	(69.6)	—	(8.0)
	(68.2)	1.8	(6.7)
Foreign:			
Current	55.5	55.5	52.1
Deferred	1.7	(246.9)	(18.0)
	57.2	(191.4)	34.1
Total income tax (benefit) provision	$ (237.7)	$ (198.0)	$ 140.8

The following table reconciles the income tax benefit recorded for fiscal year 2026 to the amount computed by applying the U.S. federal statutory income tax rate of 21% to loss before income taxes after the adoption of ASU 2023-09 (*in millions, except percentages*):

	Year Ended June 27, 2026	
	Amount	Percentage
Income tax benefit computed at U.S. federal statutory rate	$ (1,506.3)	21.0 %
State and local income tax, net of federal income tax effect [1]	(70.3)	1.0
Foreign tax effects		
Switzerland		
Income not subject to local corporate income tax	(138.1)	1.9
Other	(2.2)	0.0
Other foreign jurisdictions	7.5	(0.1)
Effects of cross-border tax laws		
GILTI	100.6	(1.4)
Other	(23.0)	0.3
Tax credits	(37.8)	0.5
Changes in valuation allowances	(181.4)	2.5
Nontaxable or nondeductible items		
Nondeductible loss on extinguishment of debt	1,628.6	(22.7)
Other	(36.1)	0.5
Changes in unrecognized tax benefits	14.5	(0.2)
Other adjustments	6.3	(0.1)%
Total income tax benefit	$ (237.7)	3.2 %

[1] The state and local jurisdictions that contribute to the majority (greater than 50%) of the tax effect in this category include California and Georgia.

Prior to our adoption of ASU 2023-09, the reconciliation of the U.S. federal statutory income tax rate to our effective income tax rate for fiscal year 2025 and 2024 was presented as follows *(in millions)*:

	Years Ended	
	June 28, 2025	June 29, 2024
Income tax provision computed at federal statutory rate	$ (36.1)	$ (85.2)
Foreign rate differential	(49.9)	58.9
Change in valuation allowance	(161.5)	150.1
Tax credits	(2.2)	(1.8)
Stock-based compensation	22.3	17.8
Permanent items	0.3	(3.2)
Transaction costs	—	1.3
Subpart F and GILTI	22.4	0.2
Unrecognized tax benefits	8.5	11.7
Change in Tax Rates	0.5	(9.9)
BEAT	—	—
Audit settlement	(4.4)	—
State taxes	1.9	—
Other	0.2	0.9
Total income tax (benefit) provision	$ (198.0)	$ 140.8
Effective tax rate	115.04 %	(34.71)%

Our benefit for income taxes for fiscal year 2026 differs from the 21% U.S. statutory rate primarily due to the non-deductible loss on debt extinguishment and the income tax expense on U.S. income inclusions from GILTI and Subpart F, partially offset by the income tax benefit associated with the release of valuation allowances on certain U.S. deferred tax assets.

Our benefit for income taxes for fiscal year 2025 differs from the 21% U.S. statutory rate primarily due to the income tax benefit associated with the release of a valuation allowance on our U.K. deferred tax assets, earnings of our foreign subsidiaries being taxed at rates that differ from the U.S. statutory rate, partially offset by the income tax expense from U.S. income inclusions from Subpart F and GILTI, non-deductible stock-based compensation and changes in unrecognized tax benefits.

Our provision for income taxes for fiscal year 2024 differs from the 21% U.S. statutory rate primarily due to the income tax expense associated with the recognition of a valuation allowance on our U.S. federal and state deferred tax assets, earnings of our foreign subsidiaries being taxed at rates that differ from the U.S. statutory rate and non-deductible stock-based compensation. Additionally, our provision for income taxes includes changes in unrecognized tax benefits, partially offset by the income tax benefit from a change in the applicable statutory income tax rate in certain jurisdictions.

The components of our net deferred taxes consisted of the following (*in millions*):

	Years Ended	
	June 27, 2026	June 28, 2025
Gross deferred tax assets:		
Intangibles	$ 22.8	$ 20.3
Tax credit carryforwards	149.1	143.2
Net operating loss carryforwards	187.4	232.1
Inventories	9.8	14.9
Accruals and reserves	42.7	28.1
Fixed assets	22.6	17.2
Capital loss carryforwards	13.7	11.2
Capitalized and unclaimed R&D expenditure	239.5	178.1
Convertible notes	22.1	—
Stock-based compensation	7.5	8.9
Lease liabilities	7.1	7.5
Other	1.0	2.4
Gross deferred tax assets	725.3	663.9
Valuation allowance	(189.0)	(440.8)
Deferred tax assets	536.3	223.1
Gross deferred tax liabilities:		
Intangible amortization	(3.0)	(10.5)
Right-of-use assets	(5.9)	(5.8)
Inventories	(3.0)	(3.6)
Other	(0.6)	(0.1)
Deferred tax liabilities	(12.5)	(20.0)
Total net deferred tax assets	$ 523.8	$ 203.1

We regularly assess our ability to realize our deferred tax assets on a quarterly basis and will establish a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. We weigh all available positive and negative evidence, including our earnings history and results of recent operations, reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies. In fiscal year 2026, after considering both positive and negative evidence, we determined that there is sufficient objectively verifiable positive evidence to conclude that it is more-likely-than-not that our U.S. deferred tax assets are realizable in the future. As a result, we released a valuation allowance against such deferred tax assets except for the federal foreign tax credit carryforwards and California research and development credit carryforwards, resulting in an income tax benefit of $236.3 million.

We continue to maintain our valuation allowance on Canada deferred tax assets, and a partial valuation allowance on our U.K. deferred tax asset. The total valuation allowance against our deferred tax assets decreased by $251.7 million in fiscal year 2026. We will continue to assess the realizability of our remaining deferred tax assets and may increase or decrease our valuation allowance in the future. Any such change will be recognized as a component of the provision for income taxes in the period in which the change in assessment occurs.

As of June 27, 2026, we had federal, state and foreign net operating loss carryforwards of $100.1 million, $176.4 million, and $686.2 million respectively. These carryforwards will begin to expire in the fiscal year ending 2027. The federal and foreign tax attributes carried forward are subject to various rules which impose limitations on the utilization. Additionally, we have federal, state, and foreign research and other tax credit carryforwards of $52.8 million, $99.5 million, and $34.5 million, respectively. The federal credits will begin to expire in the fiscal year ending 2027 and California credits can be carried forward indefinitely. The foreign tax credits will begin to expire in the fiscal year ending 2027. Our U.S. federal and state net operating loss and credit carryforwards are subject to annual limitations due to ownership change provisions of Section 382 of the Internal Revenue Code and similar state provisions.

We have certain tax incentives with respect to our operations in China. These tax incentives require compliance with certain conditions and have expired at various dates through calendar year 2025. In fiscal year 2026, 2025 and 2024, the impact of these tax incentives reduced our income tax expense by $0.0 million, or $0.00 per share, $0.5 million, or $0.01 per share, and $3.1 million or $0.05 per share respectively.

Certain of our Thailand operations are eligible for corporate income tax exemptions under incentives granted by the Thailand Board of Investment ("BOI"). During fiscal year 2026, we concluded that we satisfied the substantive requirements to qualify for exemptions relating to two BOI-promoted projects for fiscal year 2025, and three BOI-promoted projects for fiscal year 2026. In fiscal years 2026, 2025 and 2024, the impact of these tax incentives reduced our income tax expense by $1.9 million, or 0.03 per share; $1.9 million, or 0.03 per share; and $0.0 million, or $0.00 per share respectively.

Current U.S. tax law generally provides greater flexibility for us to access and utilize our cash held by certain of our foreign subsidiaries. We intend to repatriate all or a portion of the earnings of our subsidiaries in the Cayman Islands, the British Virgin Islands and Hong Kong as wells as certain subsidiaries in China and Japan and intend to indefinitely reinvest the earnings of our other foreign subsidiaries. Accordingly, U.S. income taxes and foreign withholding taxes have not been provided on approximately $44.1 million of undistributed earnings of the foreign subsidiaries for which we have asserted indefinite reinvestment. If those earnings were repatriated, we estimate that approximately $4.7 million of additional foreign withholding taxes would be incurred before consideration of any foreign tax credits or deductions that may be available to reduce U.S. income tax liabilities.

The aggregate changes in the balance of our unrecognized tax benefits between June 28, 2025 and June 27, 2026 are as follows *(in millions)*:

Balance as of July 1, 2023	$	113.9
Increases based on tax positions related to prior year		19.6
Decreases based on tax positions related to prior year		(9.4)
Decreases related to Statute of Limitations		(24.8)
Additions based on tax positions related to current year		7.3
Increases due to acquisition		9.1
Balance as of June 29, 2024	$	115.7
Increases based on tax positions related to prior year		10.4
Decreases based on tax positions related to prior year		(4.9)
Decreases related to Statute of Limitations		(13.6)
Additions based on tax positions related to current year		14.8
Increases due to acquisition		4.4
Decreases due to audit settlement		(13.9)
Decreases due to reclass		(14.3)
Balance as of June 28, 2025	$	98.6
Increases based on tax positions related to prior year		1.1
Decreases based on tax positions related to prior year		(2.5)
Decreases related to Statute of Limitations		(4.8)
Additions based on tax positions related to current year		16.2
Decrease due to divestitures		(0.2)
Balance as of June 27, 2026	$	108.4

As of June 27, 2026, we had $93.8 million of unrecognized tax benefits, which, if recognized, would affect the effective tax rate. We are subject to examination of income tax returns by various domestic and foreign tax authorities. The timing of resolutions and closures of tax audits is highly unpredictable. Although it is possible that certain tax audits may be concluded within the next 12 months, we cannot reasonably estimate the impact to tax expense and net income from tax exams that could be resolved or closed within next 12 months. However, we believe that we have adequately provided under GAAP for potential audit outcomes. Subject to audit timing and uncertainty, we expect the amount of unrecognized tax benefit that would become recognized due to expiration of the statute of limitations and affect the effective tax rate to be $4.5 million over the next 12 months.

Our policy is to recognize accrued interest and penalties related to unrecognized tax benefits within the income tax provision. The amount of interest and penalties accrued as of June 27, 2026 and June 28, 2025 were $14.8 million and $12.5 million, respectively.

The major tax jurisdictions where we file tax returns are the U.S. federal government, the state of California, Japan, the United Kingdom, Thailand, China and Canada. As of June 27, 2026, our fiscal years 2012 to 2025 tax returns are open to potential examination in one or more jurisdictions. In addition, certain net operating loss and credit carryforwards may extend the ability of the tax authorities to examine our tax returns beyond the regular limits.

The amounts of cash income taxes paid by us were as follows (in millions):

	Year Ended June 27, 2026
Federal	$ 12.3
State and Local	1.2
Foreign	
Thailand	12.2
Switzerland	11.0
Japan	4.6
China	4.5
All other foreign	0.9
Income taxes, net of amounts refunded	$ 46.7

Note 14. Equity

Series A Convertible Preferred Stock

On March 2, 2026, we completed the issuance and sale of approximately 2.9 million shares of our Series A Convertible Preferred Stock, par value $0.001 per share (the "Preferred Stock") to NVIDIA Corporation ("NVIDIA"), in a private placement pursuant to a Securities Purchase Agreement. The shares of Preferred Stock were sold at a price of $695.31 per share for an aggregate purchase price of $2.0 billion in cash. The Preferred Stock has the following terms which are set forth in the Certificate of Designation filed with the Secretary of State of the State of Delaware (the "Certificate of Designation"):

Conversion. The Preferred Stock will convert on a one-for-one basis into shares of our common stock (i) at the option of the holder, provided, that, no holder may exercise this conversion right until the expiration or termination of the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder or (ii) automatically immediately before the closing of a qualified sale. A qualified sale is defined as the bona fide sale of the Preferred Stock to the Company or a non-affiliate of the holder.

Dividends. Each holder of Preferred Stock will be entitled to receive dividends in the same manner as holders of our common stock, as determined on an as-converted basis, assuming all outstanding shares of Preferred Stock have converted pursuant to the terms of the Certificate of Designation as of immediately prior to the record date of the applicable dividend.

Voting Rights. Other than with respect to the election of directors, for which the Preferred Stock will not be entitled to vote, holders of Preferred Stock will vote together with holders of our common stock on an as-converted basis. We may not alter or change adversely the powers, preferences or rights of the Preferred Stock or alter or amend the Certificate of Designation without the affirmative vote or consent of a majority of the outstanding shares of Preferred Stock.

Dissolution, Liquidation or Winding Up. In connection with a dissolution, liquidation or winding up of the Company, distributions to our stockholders shall be made among the holders of Preferred Stock and our common stock pro rata in proportion to number of shares held by each such holder. All shares of Preferred Stock shall be treated as if they had been converted to our common stock pursuant to the terms of the Certificate of Designation immediately prior to such event.

No Preemptive or Redemption Rights. The holders of Preferred Stock have no preemptive or redemption rights.

Description of Lumentum Stock-Based Benefit Plans

Equity Incentive Plan

We adopted the 2015 Equity Incentive Plan (the “2015 Plan”) in connection with our separation from JDS Uniphase Corporation (“JDSU” and now, Viavi Solutions Inc.) in July 2015. The 2015 Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of non-statutory stock options (“stock options”), restricted stock awards (“RSAs”), restricted stock units (“RSUs”), stock appreciation rights (“SARs”), performance units (“PSUs”) and performance shares to our employees, directors and consultants and any parent or subsidiary corporations’ employees and consultants.

In November 2023, we adopted and assumed the Amended and Restated Share Option Scheme of Cloud Light Optoelectronics Limited (the “Cloud Light Scheme” and together with the 2015 Plan, the “Prior Plans”) in connection with the Cloud Light acquisition. The Cloud Light Scheme provides for the grant of stock options, RSAs, RSUs, SARs, and performance shares to eligible employees and other service providers.

In February 2025, our board of directors approved the 2025 Inducement Equity Incentive Plan (the “Inducement Plan”) in accordance with Listing Rule 5635(c)(4) of the corporate governance rules of the Nasdaq Stock Market, which became effective in February 2025. The Inducement Plan has substantially the same terms and conditions as the 2015 Plan, however, the Inducement Plan may only be used for grants to new employees and not for existing employees, executives, directors or consultants. The Inducement Plan provides for the grant of stock options, RSAs, RSUs, SARs, PSUs and performance shares to eligible employees and other service providers.

In November 2025, our stockholders approved the 2025 Equity Incentive Plan (the “2025 Plan”), under which the number of shares of common stock reserved for issuance was 3.2 million shares plus up to 3.9 million shares subject to awards granted under Prior Plans that, after the effective date of the 2025 Plan: (x) are forfeited, canceled or expire (whether voluntarily or involuntarily) or settled in cash, or (y) issued under the Prior Plans pursuant to an award that is forfeited, or repurchased by us as unvested, for an amount not greater than the original purchase price. The 2025 Plan became effective upon receiving stockholder approval. Upon the effective date of the 2025 Plan, the 2015 Plan and the Cloud Light Scheme terminated and no further grants will be made thereunder, but such plans continue to govern the terms of outstanding awards previously granted under such plans. The 2025 Plan has substantially the same terms and conditions as the 2015 Plan. The 2015 Plan, the Inducement Plan, the Cloud Light Scheme and the 2025 Plan are collectively referred to as the “Equity Incentive Plans.”

As of June 27, 2026, we had 3.0 million shares subject to stock options, restricted stock units, and performance stock units issued and outstanding under the Equity Incentive Plans. Restricted stock units and performance stock units have vesting that is performance-based, market-based and time-based or any combination thereof, and are expected to vest within four years. The exercise price for stock options is equal to the fair value of the underlying stock at the date of grant. We issue new shares of common stock upon exercise of stock options. Options generally have a vesting period of three years. As of June 27, 2026, 3.4 million shares of common stock under the Equity Incentive Plans were available for grant.

Stock Options

We granted certain employees with stock options, the vesting of which is based on the requisite service requirement and expected to vest within three years. We calculate the fair value of stock options using the Black-Scholes option-pricing model, which requires us to make estimates of assumptions such as expected volatility, expected term, risk-free interest rate, expected dividend yield, and forfeiture rates. We issue new shares of common stock upon exercise of stock options.

Restricted Stock Units

Restricted stock units (“RSUs”) are grants of shares of our common stock, the vesting of which is based on the requisite service requirement. Generally, our RSUs are subject to forfeiture and are expected to vest within four years. For annual refresh grants, RSUs generally vest ratably on an annual, or combination of annual and quarterly, basis over three years.

During fiscal year 2026, our board of directors approved grants of 1.1 million shares, which primarily vest over three years. The fair value of these grants is based on the closing market price of our common stock on the date of grant.

Performance Stock Units

PSUs under the Equity Incentive Plans are grants of shares of our common stock that vest upon the achievement of certain performance and service conditions. For PSUs with performance-based conditions, the fair value of these grants is based on the closing market price of our common stock on the date of grant, and we begin recognizing compensation expense when we conclude that it is probable that the performance conditions will be achieved. We reassess the probability of vesting at each reporting period and adjust our compensation cost based on this probability assessment. For PSUs with market-based conditions, the fair value of these grants is estimated using a Monte-Carlo simulation model, and the compensation expense is recognized ratably over the requisite service period regardless of whether or not the market condition is satisfied, provided the requisite service is rendered. Our PSUs are subject to risk of forfeiture until performance and service conditions are satisfied and generally vest within three years.

During fiscal year 2026, our board of directors granted 0.1 million PSUs with an aggregate grant date fair value of $15.3 million to certain executive officers and senior management. These PSUs will vest subject to the achievement of earnings per share targets, as well as service conditions, over three years. The number of shares may be increased or decreased based on the results of these measurement targets ranging between 0% and 200% in accordance with the terms established at the date of grant. In addition, the board of directors also approved a grant of 0.1 million PSUs with an aggregate grant date fair value of $36.6 million to certain executive officers and senior management. These PSUs will vest subject to the achievement of our total shareholder return (or "TSR") relative to specified peer group, as well as service conditions, over three years. The number of shares that ultimately vest may be increased or decreased based on the results of these measurement targets ranging between 0% and 200% in accordance with the terms established at the date of grant. We estimated the grant date fair value of these PSU awards using a Monte-Carlo simulation model, which was calculated at $282.85 per share.

Stock-based compensation expense related to PSUs are categorized as AIP PSUs, TSR PSUs and Other PSUs. AIP PSUs relates to the shares granted to executive and non-executive employees as part of our Annual Incentive Plan ("AIP PSUs") during fiscal year 2025, which were subject to performance targets and service conditions and vested in August 2025. TSR PSUs relate to shares granted to certain executive officers and senior management, which will vest subject to the achievement of our TSR relative to specified peer group while Other PSUs relate to shares granted to certain executive officers and senior management, which are subject to financial performance targets (such as revenue and EPS) and service conditions. Refer to the table below for a presentation of stock-based compensation expense by equity awards for more details.

Employee Stock Purchase Plan

The ESPP provides eligible employees with the opportunity to acquire an ownership interest in us through periodic payroll deductions and provides a 15% purchase price discount as well as a 6-month look-back period. The ESPP is structured as a qualified employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. The ESPP will terminate upon the date on which all shares available for issuance have been sold. Of the 3.0 million shares authorized under the 2015 Purchase Plan, 0.3 million shares remained available for issuance as of June 27, 2026.

Stock-Based Compensation

The impact on our results of operations of recording stock-based compensation by function during the periods presented was as follows *(in millions)*:

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
Cost of sales	$ 39.5	$ 36.9	$ 31.7
Research and development	38.8	43.3	38.1
Selling, general and administrative	91.9	97.0	59.0
Total stock-based compensation	$ 170.2	$ 177.2	$ 128.8

Our stock-based compensation by equity awards for the periods presented were as follows *(in millions)*:

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
RSUs	$ 106.5	$ 101.8	$ 114.3
AIP PSUs	4.8	29.8	0.8
TSR PSUs	17.1	3.2	—
Other PSUs	26.1	31.6	5.8
Total PSUs	48.0	64.6	6.6
Options	4.6	6.1	3.3
ESPP	6.1	4.9	4.7
Sub-total	165.2	177.4	128.9
Change in stock-based compensation capitalized to inventory	5.0	(0.2)	(0.1)
Total stock-based compensation	$ 170.2	$ 177.2	$ 128.8

Stock-based compensation for fiscal years 2026, 2025 and 2024 includes $48.0 million, $64.6 million and $6.6 million, respectively, of expenses related to PSUs. The amount of stock-based compensation expense recognized in any one period related to PSUs with performance-based conditions can vary based on the achievement or anticipated achievement of the performance conditions. If the performance conditions are not met or not expected to be met, no compensation expense would be recognized on the underlying PSUs, and any previously recognized compensation expense related to those PSUs would be reversed.

During the year ended June 28, 2025, the total PSU expense of $64.6 million includes $18.2 million of additional stock-compensation expense resulting from modifications. On February 2, 2025, we and our former President and Chief Executive Officer mutually agreed to modify the terms of previously granted equity awards by changing the level of remaining service condition required for vesting. In accordance with ASC 718, Compensation - Stock Compensation, we accounted for the change as a modification as we determined the remaining service conditions were non-substantive.

Approximately $9.6 million and $14.6 million of stock-based compensation was capitalized to inventory as of June 27, 2026 and June 28, 2025, respectively.

Total income tax benefit associated with stock-based compensation recognized in our consolidated statements of operations during the years presented was as follows *(in millions)*:

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
Income tax benefit associated with stock-based compensation	$ 72.1	$ 2.5	$ 7.5

The table below summarizes the unrecognized stock-based compensation cost related to unvested shares and the weighted-average period over which it is expected to be recognized as of June 27, 2026:

	Unrecognized stock-based compensation (*in millions*)	Weighted-average period (*in years*)
RSUs	$ 167.7	1.7
PSUs	72.8	2.0
Stock options	1.4	0.4
ESPP	4.0	0.4

Stock Award Activity

The following table summarizes our awards activity in fiscal years 2026, 2025 and 2024 *(in millions, except per share amounts)*:

	Stock Options		Restricted Stock Units		Performance Stock Units	
	Number of Shares	Weighted-Average Exercise Price per Share	Number of Shares	Weighted-Average Grant Date Fair Value per Share	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Balance as of July 1, 2023	—	$ —	2.6	$ 85.0	0.6	$ 89.1
Replacement Awards Issued	1.1	$ 8.0	—	—	—	—
Granted	—	—	2.0	52.2	0.7	52.8
Vested/Exercised	—	8.2	(1.3)	85.7	(0.1)	87.7
Canceled/Forfeited	—	—	(0.6)	68.7	(0.3)	78.7
Balance as of June 29, 2024	1.1	$ 8.0	2.7	$ 62.5	0.9	$ 65.5
Granted	—	—	2.0	60.2	1.3	60.5
Vested/Exercised	(0.5)	7.8	(1.7)	64.4	(0.1)	83.5
Canceled/Forfeited	—	—	(0.4)	60.3	(0.5)	61.4
Balance as of June 28, 2025	0.6	$ 8.1	2.6	$ 59.9	1.6	$ 61.0
Granted	—	$ —	1.1	160.9	0.2	122.4
Vested/Exercised	(0.4)	$ 8.2	(1.5)	61.9	(0.9)	57.2
Canceled/Forfeited	—	$ —	(0.2)	71.6	(0.1)	82.2
Balance as of June 27, 2026	0.2	$ 8.1	2.0	$ 114.6	0.8	$ 84.0

A summary of awards available for grant for fiscal years 2026, 2025 and 2024 is as follows *(in millions)*:

	Awards Available for Grant
Balance as of July 1, 2023	2.7
Authorized in connection with Cloud Light acquisition	1.5
Replacement options in connection with Cloud Light acquisition	(1.1)
Authorized	3.0
Granted	(2.7)
Canceled/Forfeited	0.9
Balance as of June 29, 2024	4.3
Authorized	0.7
Granted	(3.3)
Canceled/Forfeited	0.9
Balance as of June 28, 2025	2.6
Authorized	3.2
Removed	(1.4)
Granted	(1.3)
Canceled/Forfeited	0.3
Balance as of June 27, 2026	3.4

Employee Stock Purchase Plan Activity

The ESPP expense for fiscal years 2026, 2025 and 2024 was $6.1 million, $4.9 million, and $4.7 million, respectively. The expense related to the ESPP is recorded on a straight-line basis over the relevant subscription period. There were 0.1 million, 0.3 million, and 0.4 million shares issued to employees through the ESPP during fiscal years 2026, 2025 and 2024, respectively.

We estimate the fair value of the ESPP shares on the date of grant using the Black-Scholes option-pricing model. The assumptions used to estimate the fair value of the ESPP shares during the periods presented were as follows:

	June 27, 2026	June 28, 2025
Expected term (years)	0.5	0.5
Expected volatility	69.4 %	69.8 %
Risk-free interest rate	3.67 %	4.22 %
Dividend yield	— %	— %

Note 15. Employee Retirement Plans

Defined Contribution Plans

In the United States, we sponsor the Lumentum 401(k) Retirement Plan (the “401(k) Plan”), a defined contribution plan under the Employee Retirement Income Security Act of 1974 (“ERISA”), which provides retirement benefits for its eligible employees through tax deferred salary deductions. The 401(k) Plan allows employees to contribute up to 50% of their annual compensation, with contributions limited to $24,500 (or $32,500 for employees over 50 years of age) in calendar year 2026 as set by the Internal Revenue Service. Employees are eligible for matching contributions after completing 180 days of service. Our match is contributed on a per-pay-period basis and is based on employees’ before-tax contributions and compensation each pay period. All matching contributions are made in cash and vest immediately under the 401(k) Plan. In fiscal years 2026, 2025 and 2024, our contribution expense to the 401(k) Plan was $3.3 million, $2.7 million, and $3.8 million, respectively.

We also have defined contribution plans in most of the other countries in which we operate, either as required by statutory law or as provided by our supplemental offering. Our contribution expense to all defined contribution plans outside the United States were $16.5 million, $11.4 million, and $7.4 million for fiscal years 2026, 2025 and 2024, respectively.

Defined Benefit Plans

We sponsor defined benefit pension plans covering employees in Japan, Switzerland and Thailand. Pension plan benefits are based primarily on participants’ compensation and years of service credited as specified under the terms of each country’s plan. Employees are entitled to a lump sum benefit upon retirement or upon certain instances of termination. The funding policy is consistent with the local requirements of each country.

We account for our defined benefit obligations in accordance with the authoritative guidance which requires us to record our obligation to the participants, as well as the corresponding net periodic cost. We determine our obligation to the participants and our net periodic cost using actuarial valuations provided by third-party actuaries. As of June 27, 2026, our projected benefit obligations, net, in Japan, Switzerland and Thailand were $2.3 million, $0.3 million and $5.6 million, respectively. They were recorded in our consolidated balance sheets as accrued payroll and related expenses for the short-term portion while other non-current liabilities for the long-term portion, and represent the total projected benefit obligation (“PBO”) less the fair value of plan assets.

As of June 27, 2026, the defined benefit plans in Switzerland were partially funded, while the defined benefit plans in Japan and Thailand were unfunded.

The change in the benefit obligations of pension plans in Japan, Switzerland, and Thailand, and the change in plan assets in Switzerland were as follows *(in millions):*

	June 27, 2026	June 28, 2025
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 29.6	$ 24.5
Service cost	2.3	1.7
Interest cost	0.4	0.5
Plan participants' contributions	0.1	0.8
Actuarial (gains) losses [(1)]	(0.9)	3.0
Curtailments	(1.0)	—
Net benefits payment	(3.5)	(2.0)
Settlements	—	(1.6)
Plan amendments	—	(0.2)
Foreign exchange impact	(0.6)	2.9
Benefit obligation at end of year	$ 26.4	$ 29.6
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 17.8	$ 14.9
Actual return on plan assets	2.8	1.1
Employer contribution	0.5	2.8
Plan participants' contribution	0.1	0.8
Net benefits payment	(3.4)	(2.0)
Settlements	—	(1.6)
Foreign exchange impact	(0.3)	1.8
Fair value of plan assets at end of year	$ 17.5	$ 17.8
Funded status [(2)]	$ (8.9)	$ (11.8)
Changes in benefit obligations and plan assets recognized in other comprehensive income:		
Prior service cost	$ 0.1	$ —
Amortization of accumulated net actuarial gain	(0.1)	—
Gain recognized due to curtailment	(0.9)	—
Net actuarial loss (gain)	$ (3.1)	$ 2.4
Loss recognized due to settlement	0.3	(0.4)
	$ (3.7)	$ 2.0
Accumulated benefit obligation	$ 20.9	$ 23.2

(1) Actuarial losses are primarily driven by changes in discount rates.

(2) The current portion of the projected benefit obligation is $1.0 million and $0.9 million, respectively, as of June 27, 2026 and June 28, 2025, which was recorded under accrued payroll and related expenses in the consolidated balance sheets. The non-current portion of the projected benefit obligation is $7.2 million and $11.0 million, respectively, as of June 27, 2026 and June 28, 2025, which was recorded under other non-current liabilities in the consolidated balance sheets. Refer to "Note 7. Balance Sheet Details."

Net periodic pension costs in Japan, Switzerland and Thailand include the following components for the periods presented (*in millions*):

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
Service cost	$ 2.3	$ 1.7	$ 1.9
Interest cost	0.4	0.5	0.4
Amortization of prior service cost	(0.1)	(0.1)	(0.1)
Expected return on plan assets	(0.5)	(0.5)	(0.4)
Curtailment gain	(0.1)	—	—
Amortization of net loss	0.1	—	—
Settlement (gain) losses	(0.2)	0.4	0.1
Net periodic pension cost	$ 1.9	$ 2.0	$ 1.9

Assumptions

Underlying both the calculation of the projected benefit obligation and net periodic cost are actuarial valuations. These valuations use participant-specific information such as salary, age and assumptions about interest rates, compensation increases and other factors. At a minimum, we evaluate these assumptions annually and make changes as necessary.

The discount rate reflects the estimated rate at which the pension benefits could be effectively settled. In developing the discount rate, we consider the yield available on an appropriate AA or AAA corporate bond index, adjusted to reflect the term of the plan's liabilities.

The expected return on assets was estimated by using the weighted average of the real expected long-term return (net of inflation) on the relevant classes of assets based on the target asset mix and adding the chosen inflation assumption.

The following table summarizes the weighted-average assumptions used to determine net periodic cost and benefit obligation for our defined benefit plans in Japan, Switzerland and Thailand:

	Years Ended	
	June 27, 2026	June 28, 2025
Assumptions used to determine net periodic cost:		
Discount rate	1.6 %	2.0 %
Expected long-term return on plan assets	3.0 %	3.0 %
Salary increase rate	3.9 %	3.9 %
Assumptions used to determine benefit obligation at end of year:		
Discount rate	1.7 %	1.3 %
Salary increase rate	2.9 %	3.0 %

Fair Value Measurement of Plan Assets

The following table sets forth the plan assets of our defined benefit plan in Switzerland at fair value and the percentage of assets allocations as of June 27, 2026 and June 28, 2025 *(in millions, except percentage data)*:

				Fair value measurement as of June 27, 2026	
	Target allocation	Total	Percentage of plan asset	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
Assets:					
Global equity	37 %	$ 6.5	37 %	$ —	$ 6.5
Fixed income	25 %	4.2	24 %	—	4.2
Alternative investment	14 %	2.3	13 %	—	2.3
Cash	1 %	0.3	2 %	0.3	—
Other assets	23 %	4.2	24 %	—	4.2
Total Assets	100 %	$ 17.5	100 %	$ 0.3	$ 17.2

				Fair value measurement as of June 28, 2025	
	Target allocation	Total	Percentage of plan asset	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
Assets:					
Global equity	35 %	$ 6.5	34 %	$ —	$ 6.5
Fixed income	27 %	5.1	27 %	—	5.1
Alternative investment	14 %	2.7	14 %	—	2.7
Cash	1 %	0.2	1 %	0.2	—
Other assets	23 %	4.6	24 %	—	4.6
Total Assets	100 %	$ 19.1	100 %	$ 0.2	$ 18.9

Our pension assets consist of multiple institutional funds ("pension funds") of which the fair values are based on the quoted prices of the underlying funds. Pension funds are classified as Level 2 assets since such funds are not directly traded in active markets. Global equity consists of several funds that invest primarily in Swiss and foreign equities; fixed income consists of several funds that invest primarily in investment grade domestic and overseas bonds; alternative investment consists of several funds that invest primarily in hedge funds, infrastructure funds and private equity and debt; and other assets consist of several funds that invest primarily in real estate funds.

Future Benefit Payments

We estimate our expected benefit payments to participants in the defined benefit pension plans based on the same assumptions used to measure our PBO at year-end which includes benefits attributable to estimated future compensation increases.

The following benefit payments are estimated to be paid from our defined benefit pension plans (*in millions*):

Fiscal Years	Total
2027	$ 2.1
2028	1.7
2029	1.6
2030	1.8
2031	2.5
Next five years	14.5
Total expected benefit payments	$ 24.2

We expect to contribute $1.8 million to our defined benefit pension plans in fiscal year 2027.

Note 16. Commitments and Contingencies

Purchase Obligations

Purchase obligations of $2.4 billion as of June 27, 2026 represent legally-binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements. Although open purchase orders are considered enforceable and legally binding, the terms may allow the option to cancel, reschedule and adjust the requirements based on our business needs prior to the delivery of goods or performance of services. Obligations to purchase inventory and other commitments are generally expected to be fulfilled within one year.

We depend on a limited number of contract manufacturers, subcontractors and suppliers for raw materials, packages and standard components. We generally purchase these single or limited source products through standard purchase orders or one-year supply agreements and have no significant long-term guaranteed supply agreements with these vendors. While we seek to maintain a sufficient safety stock of such products and maintain on-going communications with our suppliers to guard against interruptions or cessation of supply, our business and results of operations could be adversely affected by a stoppage or delay of supply, substitution of more expensive or less reliable products, receipt of defective parts or contaminated materials, increases in the price of such supplies, or our inability to obtain reduced pricing from our suppliers in response to competitive pressures. In addition, the imposition of tariffs on certain imported goods and materials may increase our costs and place upward pressure on the cost of sales.

Product Warranties

We provide reserves for the estimated costs of product warranties at the time revenue is recognized. We typically offer a twelve-month warranty for most of our products. However, in some instances depending on the product, product components or application of our products by the end customer, our warranties can vary and generally range from six months to five years. We estimate the costs of our warranty obligations based on our historical experience of known product failure rates, use of materials to repair or replace defective products, and service delivery costs incurred in correcting product failures. In addition, from time-to-time, specific warranty accruals may be made if unforeseen technical problems arise with specific products. We assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.

The following table presents the changes in our warranty reserve during the periods presented (*in millions*):

	Years Ended	
	June 27, 2026	June 28, 2025
Balance as of beginning of period	$ 14.4	$ 13.2
Warranties assumed in Cloud Light acquisition	—	0.8
Provision for warranty	25.9	10.2
Utilization of reserve	(15.6)	(9.8)
Balance as of end of period	$ 24.7	$ 14.4

Environmental Liabilities

Our research and development, manufacturing and distribution operations involve the use of hazardous substances and are regulated under international, federal, state and local laws governing health and safety and the environment. We apply strict standards for protection of the environment and occupational health and safety to sites inside and outside the United States, even if not subject to regulations imposed by foreign governments. We believe that our properties and operations at our facilities comply in all material respects with applicable environmental laws and occupational health and safety laws. However, the risk of environmental liabilities cannot be completely eliminated and there can be no assurance that the application of environmental and health and safety laws will not require us to incur significant expenditures. We are also regulated under a number of international, federal, state and local laws regarding recycling, product packaging and product content requirements. The environmental and product content/disposal and recycling laws are gradually becoming more stringent and may cause us to incur significant expenditures in the future.

Legal Proceedings

We are subject to a variety of claims and suits that arise from time-to-time in the ordinary course of our business. While management currently believes that resolving claims against us, individually or in the aggregate, will not have a material adverse impact on our financial position, results of operations or statements of cash flows, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. We accrue for loss contingencies when it is both probable that we will incur the loss and when we can reasonably estimate the amount of the loss or range of loss. As of June 27, 2026, the accrual for expected settlement of litigation matters was not material.

Regulatory Matters

In August 2024, we received inquiries from the Bureau of Industry and Security of the U.S. Department of Commerce ("BIS") and Department of Justice ("DOJ") following our voluntary disclosure to BIS in December 2023, and supplemented in April 2024. We continue to cooperate with both agencies on this matter. We are unable to predict the likely outcome of these matters.

Indemnifications

In the normal course of business, we enter into agreements that contain a variety of representations and warranties and provide for general indemnification. Exposure under these agreements is unknown, because claims may be made against us in the future, and we may record charges in the future as a result of these indemnification obligations.

In March 2025, we completed a sale of net assets located in an entity in Shenzhen, China. We have reclassified a $21.4 million unrecognized tax position to other non-current liabilities in the consolidated balance sheets as of June 28, 2025 for an indemnification liability related to the sale of certain assets. This does not impact our results of operations for the year ended June 28, 2025. We did not have any other material indemnification claims that were probable or reasonably possible.

Audit Proceedings

We are under audit by various domestic and foreign tax authorities with regards to income tax and indirect tax matters. In some, although not all cases, we have reserved for potential adjustments to our provision for income taxes and accrual of indirect taxes that may result from examinations by these tax authorities or final outcomes in judicial proceedings, and we believe that the final outcome of these examinations, agreements or judicial proceedings will not have a material effect on our results of operations. If events occur which indicate payment of these amounts is unnecessary, the reversal of the liabilities would result in the recognition of benefits in the period when we determine the liabilities are no longer necessary. If our estimates of the federal, state, and foreign income tax liabilities and indirect tax liabilities are less than the ultimate assessment, it could result in a further charge to expense.

Note 17. Operating Segments and Geographic Information

Prior to fiscal year 2026, we operated in two reportable segments: Cloud & Networking and Industrial Tech. During the first quarter of fiscal year 2026, we implemented a reorganization and are now managed as a single, integrated enterprise. A unified management team oversees operations across the entire company rather than through discrete operating segments. The Chief Operating Decision Maker (“CODM”) is our Chief Executive Officer, who reviews financial information presented as a single enterprise to allocate resources and evaluate financial performance.

The CODM assesses performance and allocates resources based on consolidated net (loss) income from our consolidated statements of operations. This metric is used to set budgets, evaluate performance, review actual results, and determine whether to reinvest profits, pursue acquisitions, or make other capital management decisions. Segment expenses are reflected in our consolidated statements of operations and cash flows, while segment assets are measured through the consolidated assets on the consolidated balance sheets. Accordingly, we operate in a single reporting segment. Comparative prior-period segment information has been updated to reflect this structure, with no impact on previously reported consolidated results of operations, financial position or cash flows.

We disaggregate revenue by type of product, which are Components and Systems, and by geography. A Components product is defined as one of the individual building blocks that goes into creating a larger solution. It is typically not a complete solution on its own but rather a specialized element that enables system functionality. This includes semiconductor laser chips, laser sub-assemblies, line subsystems and wavelength management systems. These are supplied to customers who then integrate them into their own full system solutions. Components represent foundational parts that support or enable that system’s operation and include optical chips and subsystems that are supplied to cloud data center operators, AI/ML infrastructure providers, and network equipment manufacturer customers.

A Systems product is defined as a complete, stand-alone solution that delivers full functionality to the end customer. It is typically self-contained and ready to operate within a customer’s network or application environment. This includes optical modules, optical circuit switches, and industrial lasers such as short-pulse solid-state lasers and kilowatt-class fiber lasers. These products integrate multiple technologies and subsystems into a finished solution that directly addresses a customer’s needs. A system represents the end-product that can be deployed and used independently.

Our products enable high-capacity optical links for cloud computing, AI/ML workloads, and data center interconnect (“DCI”) applications, as well as for communications service provider networks. Our offerings support access (local), metro (intracity), long-haul (intercity and global), and submarine (undersea) network infrastructure. Our products serve enterprise network infrastructure needs, including storage area networks (“SANs”), local area networks (“LANs”), and wide area networks (“WANs”). Demand for our products is fueled by the ongoing expansion of network capacity required to support cloud services, AI/ML processing, streaming video, video conferencing, wireless and mobile connectivity, and the internet of things (“IoT”). In addition, our industrial laser products are used for precision material processing across diverse industries, including semiconductor and microelectronics fabrication, electric vehicle and battery production, metal cutting and welding, and advanced manufacturing that emphasize greater manufacturing precision, flexibility, and sustainability.

Refer to “Note 18. Revenue Recognition” for a presentation of disaggregated revenue by type of product.

Concentrations

We operate in three geographic regions: Americas, Asia-Pacific, and EMEA (Europe, Middle East, and Africa). Net revenue is assigned to the geographic region and country where our product is initially shipped to. For example, certain customers may request shipment of our product to a contract manufacturer in one country, which may differ from the location of their end customers.

The following table presents net revenue by the three geographic regions we operate in and net revenue from countries that represented 10% or more of our total net revenue *(in millions, except percentage data):*

	Years Ended					
	June 27, 2026		June 28, 2025		June 29, 2024	
	Amount	% to Total	Amount	% to Total	Amount	% to Total
Net revenue:						
Americas:						
United States	$ 627.9	20.8 %	$ 312.3	19.0 %	$ 356.1	26.2 %
Mexico	443.7	14.7	148.5	9.0	91.7	6.7
Other Americas	13.2	0.4	20.1	1.2	3.4	0.3
Total Americas	$ 1,084.8	35.9 %	$ 480.9	29.2 %	$ 451.2	33.2 %
Asia-Pacific:						
Thailand	$ 626.6	20.8 %	$ 291.8	17.7 %	$ 183.8	13.5 %
Hong Kong	519.3	17.2	398.6	24.2	261.9	19.3
China	284.8	9.4	95.5	5.8	68.2	5.0
Japan	104.6	3.5	78.3	4.8	84.6	6.2
Other Asia-Pacific	216.9	7.3	136.4	8.4	181.3	13.4
Total Asia-Pacific	$ 1,752.2	58.2 %	$ 1,000.6	60.9 %	$ 779.8	57.4 %
EMEA	$ 177.0	5.9 %	$ 163.5	9.9 %	$ 128.2	9.4 %
Total net revenue	$ 3,014.0	100.0 %	$ 1,645.0	100.0 %	$ 1,359.2	100.0 %

During the years ended June 27, 2026, June 28, 2025, and June 29, 2024, net revenue from a single end customer which represented 10% or greater of total net revenue is summarized as follows:

	Years Ended		
	June 27, 2026	June 28, 2025	June 29, 2024
Customer A	26.6 %	15.4 %	18.9 %
Customer B	15.0 %	16.0 %	11.4 %

The following table sets forth accounts receivable from a single customer that represented 10% or greater of the total accounts receivable for the periods presented:

	June 27, 2026	June 28, 2025
Customer 1	30.4 %	13.2 %
Customer 2	10.7 %	11.0 %

Long-lived assets, namely property, plant and equipment, net, were identified based on the physical location of the assets in the corresponding geographic areas as of the periods indicated *(in millions)*:

	June 27, 2026	June 28, 2025
Property, plant and equipment, net		
United States	$ 153.0	$ 123.0
Thailand	450.6	218.6
Japan	232.1	144.3
United Kingdom	139.1	109.4
China	129.9	76.8
Other countries	54.4	54.3
Total property, plant and equipment, net	$ 1,159.1	$ 726.4

We purchase a portion of our inventory from contract manufacturers and vendors located primarily in Thailand, Taiwan and Malaysia. The following table sets forth inventory purchase from a single contract manufacturer that represented 10% or greater of our total net inventory purchases for the periods presented:

	June 27, 2026	June 28, 2025
Contract Manufacturer A	18.2 %	25.1 %

Note 18. Revenue Recognition

Disaggregation of Revenue

We disaggregate revenue by type of products and by geography. We do not present other levels of disaggregation, such as by customer, markets, contracts, duration of contracts, timing of transfer of control and sales channels, as this information is not used by our CODM to manage the business.

The table below discloses our total net revenue by type of product (*in millions, except percentage data*):

	Years Ended					
	June 27, 2026		June 28, 2025		June 29, 2024	
	Amount	% to Total	Amount	% to Total	Amount	% to Total
Components	$ 2,005.6	66.5 %	$ 1,116.3	67.9 %	$ 822.1	60.5 %
Systems	1,008.4	33.5 %	528.7	32.1 %	537.1	39.5 %
Net revenue	$ 3,014.0	100.0 %	$ 1,645.0	100.0 %	$ 1,359.2	100.0 %

Refer to “Note 17. Operating Segments and Geographic Information” for a presentation of disaggregated revenue by geography.

Contract Balances

We record accounts receivable when we have an unconditional right to consideration. Contract liabilities are recorded when cash payments are received or due in advance of performance. Contract liabilities consist of advance payments and deferred revenue, where we have unsatisfied performance obligations. Contract liabilities are classified as deferred revenue and customer deposits and are included in other current and non-current liabilities within our consolidated balance sheets. Payment terms vary by customer. The time between invoicing and when payment is due is not significant.

The following table reflects the changes in contract balances for the periods presented (*in millions, except percentages*):

Contract balances	Balance sheet location	June 27, 2026	June 28, 2025	Change	Percentage Change
Accounts receivable, net	Accounts receivable, net	$ 520.3	$ 250.0	$ 270.3	108.1%
Deferred revenue and customer deposits [1]	Other current liabilities	$ 15.4	$ 0.7	$ 14.7	n/a
Deferred revenue and customer deposits	Other non-current liabilities	$ 1.4	$ —	$ 1.4	n/a

(1) We recorded a $9.9 million below-market contract liability related to our acquisition of a business in March 2026 in our consolidated balance sheets, which will be amortized and recorded as revenue over the term of the supply agreement. During the twelve months ended June 27, 2026, we have recognized approximately $2.3 million of this amount to net revenue. The remaining balance of about $7.6 million was recorded as other current liabilities in our consolidated balance sheets as of June 27, 2026. Refer to "Note 4. Business Combination" for details.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 27, 2026. The term "disclosure controls and procedures," as defined in Rules 13a-15 and 15d-15 under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of June 27, 2026, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the assessment, management has concluded that its internal control over financial reporting was effective as of June 27, 2026 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Form 10-K, has issued a report, included herein, on the effectiveness of the Company's internal control over financial reporting as of June 27, 2026.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), identified in connection with the evaluation required by Exchange Act Rules 13a-15(d) or 15d-15(d) that occurred during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d) Inherent Limitations on Effectiveness of Controls

Our management, including the CEO and CFO, recognizes that our disclosure controls and procedures or our internal control over financial reporting cannot prevent or detect all possible instances of errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Lumentum Holdings Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Lumentum Holdings Inc. and subsidiaries (the "Company") as of June 27, 2026, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 27, 2026, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended June 27, 2026, of the Company and our report dated August 17, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
August 17, 2026

ITEM 9B. OTHER INFORMATION

Securities Trading Plans of Directors and Executive Officers

During our last fiscal quarter, the following officers, as defined in Rule 16a-1(f), adopted a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408.

On May 19, 2026, Wupen Yuen, our President, Global Business Units, adopted a modification of his Rule 10b5-1 trading arrangement entered into on November 5, 2025, providing for the sale from time to time of an aggregate of up to 18,422 shares of our common stock (based on PSUs vesting at target). The actual number of shares sold under the trading arrangement will depend on achievement of performance targets applicable to the PSUs subject to the trading arrangement, be subject to vesting of the PSUs and RSUs subject to the trading arrangement, and be net of shares withheld for taxes upon vesting and settlement of the PSUs and RSUs subject to the trading arrangement. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is until May 19, 2027, or earlier if all transactions under the trading arrangement are completed.

On May 26, 2026, Wajid Ali, our Executive Vice President and Chief Financial Officer, adopted a modification of his Rule 10b5-1 trading arrangement entered into on November 28, 2025. The modified plan provides for the sale from time to time of an aggregate of up to 61,936 shares of our common stock (based on PSUs vesting at target). The actual number of shares sold under the trading arrangement will depend on achievement of performance targets applicable to the PSUs subject to the trading arrangement, be subject to vesting of the PSUs and RSUs subject to the trading arrangement, and be net of shares withheld for taxes upon vesting and settlement of the PSUs and RSUs subject to the trading arrangement. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is until May 26, 2027, or earlier if all transactions under the trading arrangement are completed.

On May 28, 2026, Michael Hurlston, our President and Chief Executive Officer, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 1,096 shares of our common stock. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is until May 28, 2027, or earlier if all transactions under the trading arrangement are completed.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

The SEC allows us to include information required in this Annual Report by referring to other documents or reports we have already filed or will soon be filing. This is called "incorporation by reference." We intend to file our definitive proxy statement for our 2026 annual meeting of stockholders (the "Proxy Statement") pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report, and certain information to be contained therein is incorporated in this Annual Report by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required for this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required for this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required for this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required for this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required for this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBIT AND, FINANCIAL STATEMENT SCHEDULES

1. Financial Statements

The financial statements filed as part of this Annual Report are listed in the section titled "Financial Statements and Supplementary Data" under Part II, Item 8 of this Annual Report.

2. Financial Statement Schedules

The following additional financial statement schedules should be considered in conjunction with our consolidated financial statements. All other financial statement schedules have been omitted because the required information is not present in amounts sufficient to require submission of the schedule, not applicable, or because the required information is included in the consolidated financial statements or notes thereto.

LUMENTUM HOLDINGS INC.
FINANCIAL STATEMENT SCHEDULES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

	(in millions)			
	Balance at beginning of period	**Increase (decrease) in Consolidated Statements of Operations**	**Write-offs and other adjustments**	**Balance at end of period**
Allowance for credit losses:				
Fiscal year ended June 27, 2026	$ 3.5	$ 0.1	$ (0.1)	$ 3.5
Fiscal year ended June 28, 2025	$ 0.2	$ 3.4	$ (0.1)	$ 3.5
Fiscal year ended June 29, 2024	$ —	$ 0.2	$ —	$ 0.2

	(in millions)			
	Balance at beginning of period	**Additions charged to costs/expenses (1)**	**Deductions credited to costs/expenses (2)**	**Balance at end of period**
Deferred tax valuation allowance:				
Fiscal year ended June 27, 2026	$ 440.8	$ 21.9	$ (273.7)	$ 189.0
Fiscal year ended June 28, 2025	$ 490.4	$ 128.6	$ (178.2)	$ 440.8
Fiscal year ended June 29, 2024	$ 303.4	$ 205.4	$ (18.4)	$ 490.4

(1) Additions include current year additions charged to expenses and current year build due to increases in net deferred tax assets, return to provision true-ups, other adjustments to deferred taxes.

(2) Net deductions include current year releases credited to expenses and current year reductions due to decreases in net deferred tax assets, return to provision true-ups, other adjustments to deferred taxes.

3. Exhibits

The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the Securities and Exchange Commission.

		Incorporated by Reference			
Exhibit No.	Exhibit Description	Form	Exhibit	Filing Date	Filed Herewith
2.1	Contribution Agreement	8-K	2.1	8/6/2015	
2.2	Separation and Distribution Agreement	8-K	2.2	8/6/2015	
2.3	Agreement and Plan of Merger, dated as of October 29, 2023, by and among Lumentum Holdings Inc., Cloud Light, and Crius Merger Sub, Inc.	8-K	2.1	10/30/2023	
3.1	Amended and Restated Certificate of Incorporation	8-K	3.1	8/6/2015	
3.2	Amended and Restated Bylaws	8-K	3.2	8/6/2015	
3.3	Certificate of Designation	8-K	3.1	3/2/2026	
4.1	Description of Capital Stock	10-K	4.4	8/27/2019	
4.2	Indenture, dated December 12, 2019, between Lumentum Holdings Inc. and U.S. Bank National Association.	8-K	4.1	12/12/2019	
4.3	Form of 0.50% Convertible Senior Note due 2026 (included in Exhibit 4.2).	8-K	4.2	12/12/2019	
4.4	First Supplemental Indenture, dated as of September 25, 2024, to the Indenture, dated December 12, 2019, by and between Lumentum Holdings Inc. and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association).	10-Q	4.1	11/8/2024	
4.5	Indenture dated March 8, 2022, between Lumentum Holdings Inc. and U.S. Bank Trust Company, National Association	8-K	4.1	3/8/2022	
4.6	Form of 0.50% Convertible Senior Note due 2028 (included in Exhibit 4.4)	8-K	4.2	3/8/2022	
4.7	Indenture, dated June 16, 2023, between Lumentum Holdings Inc. and U.S. Bank Trust Company, National Association.	8-K	4.1	6/16/2023	
4.8	Form of 1.50% Convertible Senior Note due 2029 (included in Exhibit 4.6).	8-K	4.2	6/16/2023	
4.9	Indenture, dated September 8, 2025, between Lumentum Holdings Inc. and U.S. Bank Trust Company, National Association	8-K	4.1	9/8/2025	
4.10	Form of 0.375% Convertible Senior Note due 2032 (included in Exhibit 4.9)	8-K	4.1	9/8/2025	
10.1	Tax Matters Agreement	8-K	10.1	8/6/2015	
10.2*	Employee Matters Agreement	8-K	10.2	8/6/2015	
10.3	Intellectual Property Matters Agreement	8-K	10.3	8/6/2015	
10.4*	2015 Equity Incentive Plan as amended and Restated November 20, 2024	8-K	10.1	11/22/2024	
10.5*	2015 Employee Stock Purchase Plan	S-8	99.2	7/29/2015	
10.6*	Executive Officer Performance-Based Incentive Plan	8-K	10.3	11/9/2016	
10.7*	Amended and Restated Change in Control and Severance Benefits Plan, effective August 22, 2023	10-Q	10.1	11/8/2023	
10.8*	Form of Indemnification Agreement	10-K	10.8	9/25/2015	
10.9*	Offer Letter, by and between the Registrant and Wajid Ali, dated as of January 11, 2019	10-Q	10.1	5/7/2019	
10.10*	Offer Letter entered into by Lumentum Holdings Inc. with Michael Hurlston, dated January 28, 2025	8-K	10.1	2/3/2025	

10.11*	Transition Agreement entered into by Lumentum Holdings Inc. with Alan Lowe, dated February 2, 2025	8-K	10.2	2/3/2025	
10.12*	Global Performance Unit Award Agreement	10-Q	10.1	5/9/2023	
10.13*	Global Restricted Stock Unit Award Agreement	10-Q	10.2	5/9/2023	
10.14*	2025 Inducement Equity Incentive Plan	S-8	4.3	2/6/2025	
10.15*	Form of Restricted Stock Unit Agreement under 2025 Inducement Equity Incentive Plan	S-8	4.4	2/6/2025	
10.16*	Form of Performance Stock Unit Agreement under 2025 Inducement Equity Incentive Plan	S-8	4.5	2/6/2025	
10.17	Form of Capped Call Confirmation	8-K	10.1	9/8/2025	
10.18*	Lumentum Holdings Inc. 2025 Equity Incentive Plan	S-8	4.3	11/19/2025	
10.19*	Global Performance Unit Award Agreement under 2025 Equity Incentive Plan	10-Q	10.3	2/4/2026	
10.20*	Global Restricted Stock Unit Award Agreement under 2025 Equity Incentive Plan	10-Q	10.4	2/4/2026	
10.21	Credit Agreement, dated as of December 19, 2025, among Lumentum Holdings Inc., as borrower, the lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent and collateral agent	8-K	10.1	12/22/2025	
19.1	Lumentum Holdings Inc. Insider Trading Policy	10-K	19.1	8/21/2024	
21.1	Subsidiaries of Lumentum Holdings Inc.				X
23.1	Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)				X
31.1	Certification of the Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
31.2	Certification of the Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
32.1†	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
32.2†	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
97.1	Compensation Recovery Policy	10-K	97.1	8/19/2025	
101	The following financial information from Lumentum Holdings Inc.'s Annual Report on Form 10-K for the fiscal year ended June 27, 2026 formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the fiscal years ended June 27, 2026, June 28, 2025 and June 29, 2024; (ii) Consolidated Statements of Comprehensive Income for the fiscal years ended June 27, 2026, June 28, 2025 and June 29, 2024; (iii) Consolidated Balance Sheets as of June 27, 2026 and June 28, 2025; (iv) Consolidated Statements of Cash Flows for the fiscal years ended June 27, 2026, June 28, 2025 and June 29, 2024; (v) Consolidated Statements of Stockholders' Equity for the fiscal years ended June 27, 2026, June 28, 2025 and June 29, 2024; and (vi) Notes to the Consolidated Financial Statements				X

104	The cover page from Lumentum Holdings Inc.'s Annual Report on Form 10-K for the fiscal year ended June 27, 2026, formatted in Inline XBRL (included as Exhibit 101).	X

* Indicates management contract or compensatory plan or arrangement.

† The certifications furnished in Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2026 LUMENTUM HOLDINGS INC.

By: /s/ WAJID ALI

By: Wajid Ali

Executive Vice President and Chief Financial Officer

(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Wajid Ali and Jae Kim, and each of them individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MICHAEL HURLSTON Michael Hurlston	President, Chief Executive Officer and Director (principal executive officer)	August 17, 2026
/s/ WAJID ALI Wajid Ali	Executive Vice President, Chief Financial Officer (principal financial officer)	August 17, 2026
/s/ ERIC CHANG Eric Chang	Chief Accounting Officer (principal accounting officer)	August 17, 2026
/s/ PAUL LUNDSTROM Paul Lundstrom	Director	August 17, 2026
/s/ JULIE JOHNSON Julie Johnson	Director	August 17, 2026
/s/ PENELOPE HERSCHER Penelope Herscher	Director	August 17, 2026
/s/ THAD TRENT Thad Trent	Director	August 17, 2026
/s/ BRIAN LILLIE Brian Lillie	Director	August 17, 2026
/s/ IAN SMALL Ian Small	Director	August 17, 2026
/s/ ISAAC HARRIS Isaac Harris	Director	August 17, 2026
/s/ PAMELA FLETCHER Pamela Fletcher	Director	August 17, 2026

LUMENTUM